H6

06010888

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Carrick Gold Limited

*CURRENT ADDRESS: Level 3
19 Pier Street
Perth, WA 6000
Australia

**FORMER NAME:

**NEW ADDRESS:

PROCESSED
FEB 13 2006
THOMSON
FINANCIAL

FILE NO. 82- 34948 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY:

DAT : 2/13/06

82-34948

RECEIVED
2006 FEB -6 P 12:29
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CARRICK GOLD
Limited

A.C.N. 100 405 954



PROSPECTUS

For an offer of 30,000,000 Shares at an issue price of $0.20 per share payable in full on application, to raise $6,000,000 with an attaching free option for every two shares issued.

Lead Manager
Noble Pacific Limited

This Prospectus is important and should be read in its entirety, together with the Application Form attached to this Prospectus. If, after reading this Prospectus, you have any questions about the *Shares being offered under this Prospectus or any other matter, then* you should consult your professional advisor.

Highlights of the Issue

Table of Contents

1 CORPORATE DIRECTORY

DIRECTORS
Frank Carr
Brian Martin
Victor Webb

SECRETARY
Bevan Jaggard

REGISTERED OFFICE
Level 3
19 Pier Street
Perth, WA 6000

LEAD MANAGER
Noble Pacific Limited
Level 9, 37 St. George's Terrace
Perth WA 6000

SHARE REGISTRY
Advanced Share Registry Services
Level 7, 200 Adelaide Terrace
East Perth WA 6004

SOLICITORS TO THE COMPANY
Lawton Gillon
Level 3, 19 Pier Street
Perth WA 6000

AUDITORS
Stanton Partners
Level 1, 1 Havelock Street
West Perth WA 6005

INDEPENDENT ACCOUNTANT
Stanton Partners Corporate Pty Ltd
Level 1, 1 Havelock Street
West Perth WA 6005

INDEPENDENT GEOLOGIST
MacKay & Schnellmann Pty Ltd
4 Lawrence Avenue
West Perth WA 6005

This Prospectus is an important document which should be read carefully and in its entirety. Investment in the Shares offered by this Prospectus should be regarded as speculative. Persons subscribing for Shares offered by this Prospectus should consult their professional advisors for the purpose of making an informed assessment of the assets, liabilities, financial position, profits, losses and prospects of Carrick Gold Limited.

This Prospectus is dated 23 September 2004 and was lodged with ASIC on that date. Neither ASIC nor ASX take any responsibility for the contents of this Prospectus. No securities will be allotted or issued pursuant to this Prospectus later than 6 months after the date of this Prospectus.

The Company will apply to ASX within 7 days after the date of this Prospectus for admission to the Official List of ASX and for permission for the shares offered pursuant to this Prospectus to be listed for quotation.

Before deciding to apply for shares in the Company you should read the Prospectus in its entirety. The shares offered under this Prospectus should be considered speculative in nature and may not be a suitable investment for you. The Company is still in the exploration stage and does not at this time derive an income. You should carefully consider the contents of this Prospectus and seek professional advice before deciding to invest. The shares offered under this Prospectus carry no guarantee in respect to the return on capital, payment of dividends or the future value of the shares.

This Prospectus does not constitute an offer in any place in which it would not be lawful to make such an offer. The distribution of this Prospectus in jurisdictions outside Australia may be restricted by law and persons who come into possession of this Prospectus should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws.

In accordance with Chapter 6D of the Corporations Act this Prospectus is subject to an exposure period of 7 days from the date of lodgement with ASIC. The exposure period may be extended by ASIC for a further period of up to 7 days.

The purpose of the exposure period is to enable this Prospectus to be examined by market participants prior to the raising of funds. The examination may result in the identification of deficiencies in this Prospectus. If deficiencies are detected any application that has been received may need to be dealt with in accordance with Section 724 of the Corporations Act. Applications received prior to the expiration of the exposure period will not be processed until after the exposure period. No preference will be given to applications received during the exposure period.

This Prospectus may be viewed and downloaded on line at www.carrickgold.com. Persons who access the electronic version of the Prospectus should ensure that they download and read the entire Prospectus. This Prospectus is only applicable online to residents in Australia. A paper copy of this Prospectus will be made available upon request by telephoning (08) 9225-5544 or (08) 9221-7288



Drilling in progress on ML 27/169

2 Executive Summary

The Directors of Carrick Gold Limited believe the Company and its operations represent a major gold discovery with significant upside potential.

The core tenements were identified in 1995 measuring c. 5.6 sq. kilometres and since that time approximately $3 million has been expended on acquisition and various drill programmes - each further expanding the resource on the tenements to a current JORC compliant measured, indicated, and inferred resource of 27.2 million tonnes at 2.7 *grams per tonne for* c. 2.4 million ounces.. The tenement holdings in the area have also been expanded to approximately 143 square kilometres along strike.


135°E
Darwin
Northern Territory
Western Australia
Queensland
Carrick Vale, Halfway Hill and Carmelia
25°S
Brisbane
South Australia
Kalgoorlie
New South Wales
Perth
Adelaide
Canberra
Sydney
Victoria
Melbourne
0
1000 km
Tasmania
Hobart

Carrick Gold was incorporated on 1 May, 2002 for the purpose of acquiring the Carrick Vale tenements and embarking on a programme of further confirmation and exploration. The Carrick Vale tenements (the "Tenements") are located approximately 36 kilometres NNE of Kalgoorlie allowing close access both from the point of view of the cost of exploration and, in time, removal of ore. A series of *reverse circulation drill programmes were carried out by* the Company. Beginning in 1995, the drill programmes have progressively identified what now constitute the core resource areas being; Parrot Feathers, Lindsays, and Neves. A diamond drill programme was conducted in December 2003 and January 2004 which confirmed the RC drill results. Specific drilling has also established a substantial availability of water totalling c. 4,350 litres per hour.

The resource used for purposes of this prospectus is open to the North and South and is confined to a strike length of 2.1 kilometres. The Tenements along strike are some 22 kilometres in length - all of which, excepting c. 500 metres, is within the Carrick Vale tenements.

Excluding the recent diamond drill programme, the Company has drilled 197 holes for a total of 17,759 metres and the resource estimate is compliant with the JORC code.

The purpose of the raising is to define and further prove up the extent of the resource. Following full completion of the Offer, Carrick Gold will have 60 million shares on issue and *a market capitalisation of $12 million at $0.20 per Share.*

The Directors believe that the determined resource indicates a substantial gold discovery.

continued over

3 Investment Summary

Note: This prospectus should be read in its entirety.

3.1 The Company

The Company was incorporated on 1st May, 2002.

3.2 Experts' Reports

A report has been prepared by MacKay & Schnellmann Pty. Ltd. which comments upon the drill results and findings to date. A report on the drilling and tenements prepared by the Principal Geologist, Mr. Peter Paterson, a report on the financial position of the Company prepared by Stanton Partners Corporate Pty Ltd, and a report on the legal aspects prepared by Lawton Gillon, are also included.

3.3 The Offer

Shares

This Prospectus offers for subscription and investors are invited to subscribe for a total of 30,000,000 Shares at an issue price of $0.20 each payable in full on application to raise $6,000,000 ("the IPO Shares").

Options

There will be issued free with the IPO Shares one option for every two shares subscribed for and each option will entitle the holder to convert the option to one fully paid ordinary share in the capital of the Company at an exercise price of $0.20 on or before 31 December 2006 ("the Options"). The options' expiry date, therefore, will be 31 December 2006. The Directors will not accept oversubscriptions.

3.4 The Issue Price

The 30,000,000 Shares, the subject of this Prospectus, are being offered at an issue price of $0.20 each payable in full on application to raise $6,000,000.

3.5 Purpose of the Issue

The proceeds of this issue will be used by Carrick Gold Limited to further define and delineate a mining reserve from the established resource, continue a coordinated exploration programme, and for general working capital requirements. The principal objective of the Company is to confirm a substantial gold reserve on the Tenements and thereby continue to create wealth for shareholders.

3.6 Share Capital

The Company currently has on issue a total of 30,000,000 fully paid ordinary shares and 15,000,000 options.

On completion of the issue, therefore, there will be a total of 60,000,000 shares on issue together with a total of 30,000,000 options exercisable at $0.20 on or before 31 December 2006. Each share will rank pari passu with all other shares on issue.

3.7 Minimum Subscription

The minimum amount which must be raised by the Issue is $4,800,000.



REGIONAL
TENEMENT PLAN

3.8 Lead Manager

Noble Pacific Limited will act as lead manager to the Issue. Mr. Frank Carr, a director and shareholder of the Company, is also a director and shareholder of Noble Pacific Limited.

3.9 Voting and Rights

All Shares issued by the Company will rank pari passu in all respects. Every holder of ordinary Shares present, in person or by proxy, at a general meeting is entitled to one vote for each share held.

3.10 Australian Stock Exchange Listing ("ASX")

The Company will apply to the ASX within 7 days from the date of this Prospectus for the Company to be admitted to the Official List and for Official Quotation of the IPO Shares issued under this Prospectus. If granted, Official Quotation of the Shares and the Options will commence as soon as practicable after the allotment of the Shares and Options.

The ASX takes no responsibility for the contents of this Prospectus. The fact that the ASX may admit the Company to the Official List is not to be taken in any way as an indication by the ASX of the merits of the Company or the shares and options offered under this Prospectus.

If the Company is not admitted to the Official List within 3 months after the date of this Prospectus, none of the IPO Shares offered under this Prospectus will be allotted and all application monies will be refunded without interest as soon as practicable.

3.11 Restricted Securities

The ASX may, as a condition of accepting the listing application, classify certain Shares and/or Options issued prior to the Offer as Restricted Securities.

3.12 Definitions

For ease of reading, various words and phrases used throughout this Prospectus have been defined in the Definitions Section of this Prospectus rather than on each occasion of use.

3.13 Application Instructions

Applications for Shares and attaching options must be made and will only be accepted on the Application Forms attached to this Prospectus. The form must be completed and lodged in accordance with the instructions set out on the back thereof. The minimum application is for 10,000 shares ($2,000) and thereafter in multiples of 1,000 shares.

3.14 Indicative Timetable

Prospectus lodgement with ASIC and ASX	23 September 2004
Opening Date	1 October 2004
Closing Date	12 November 2004
Estimated Date for Issue of Holding Statements	23 November 2004
Estimated Date for Official Quotation on ASX	23 November 2004

The Offer opens at 9.00 am AWST on the Opening Date and closes at 5.00 pm AWST on the Closing Date.

The above dates are indicative only and may vary. The Company, reserves the right to vary the dates and times of the Offer under this Prospectus, including the Closing Date, without prior notice. This may impact on other dates shown above.

This Summary is not intended to provide full information on the Issue or the IPO Shares being offered for subscription. Investors must read this Prospectus in full in order to obtain a fully informed investment opinion.

4 Management Profiles

Frank Carr *MBA, FAIM, FInstD.*
Chairman

Mr. Carr has been engaged in company management and direction for over thirty years. He has extensive experience in corporate advisory and business recovery activities, and has held many public company directorships. He has successfully directed several initial public offerings and stock exchange listings both in Australia and New Zealand and the USA and he and his companies have received many management and marketing awards. He is a recipient of the Australian Entrepreneur of the Year Award, holds a master's degree in business administration and is a Fellow of the Australian Institute of Management and of the Institute of Directors (U.K.). Mr. Carr, directly and through associated entities, has funded the development, acquisitions, and exploration activities of the Company and its tenements over a period of 9 years.

Brian Martin *BSc (Hons.), PhD, FAusIMM*
Director

Dr. Martin received his primary degree in geology and a doctorate in geochemistry from the University of Manchester. During a period of two years conducting research with the Commonwealth Scientific and Industrial Research Organisation (CSIRO), he examined the occurrence of base metals in ultramifics with special reference to sulphide ores. He has served in the Economic Policy Section of the Australian Foreign Service and helped establish the Global Environmental Monitoring System during a period with the United Nations Environment Programme. He subsequently became a Research Fellow with the Rockefeller Foundation at the Massachusetts Institute of Technology and Harvard University. Dr. Martin has a great deal of experience in the mining and resources industry and has consulted widely to companies within that industry.

Victor Webb
Director

Formerly International Director of Dow Jones & Co. Inc., Mr. Webb was later appointed Vice President of the Dow Jones International Group, was the founding Director of Nikkei International Ltd. Tokyo, and was instrumental in the establishment of the Asian and European editions of the Wall Street Journal. He has a wealth of experience in the marketing and corporate aspects of the gold industry having represented the World Gold Council for over 10 years. That agency is responsible for the promotion of investment in gold bullion and equities and maintains close contacts with governments, banks, gold mining companies and investment advisory groups. Based in New York, Mr. Webb is currently President of international communications group, Marston Webb International, and his clients include or have included the governments of Australia, Hungary, Czech Republic, Austria, Germany and others and entities such as General Motors, Trump Organisation, The State of New York, Danish Telecom, and TV Japan.

Bevan Jaggard
Project Manager and Company Secretary

Mr. Jaggard has been responsible for the direction and management of the Company's drill programmes for the past three years. He has over 30 years experience in the fields of project management and business development both for local government and in his own right. He is an experienced company director and has served local communities in many capacities in business and charitable associations.

Peter James Paterson *Dip.App. Geology (BSMI), MAusIMM, MAIG, Dip.Ed..*
Principal Geologist,

The Geologist's Report has been written by Mr Peter Paterson, a graduate in Applied Geology from the Ballarat School of Mines and Industries in 1976 and a member of the Australasian Institute of Mining and Metallurgy (AusIMM). Mr Paterson is a geologist with 19 years experience having started working with Western Mining Corporation in 1981 in gold mining and exploration. In 1986 he joined Fimiston Mining NL as Project Geologist and in 1987 Windsor Resources NL as Senior Exploration Geologist responsible for the Black Flag Project and discovery of several gold mines. In 1993 he established his own Geological Consulting & Contracting Business based in Kalgoorlie, Western Australia and has since worked for many public and private companies in gold and nickel exploration. He has considerable experience in project development and evaluation.

5 Details of the Offer

5.1 Shares Offered for Subscription

Pursuant to this Prospectus, Carrick Gold Limited offers for subscription to the public a total of 30,000,000 ordinary fully paid Shares at an Issue Price of $0.20 each payable in full on application, together with an attaching one free option for every two shares subscribed for, to raise $6,000,000. The Directors will not accept oversubscriptions.

5.2 The Issue Price

The Issue Price for the IPO Shares with attaching one for two free option, the subject of this Prospectus, is $0.20 per Share.

5.3 Purpose of the Issue

The purpose of the issue is to further define and delineate the existing resource, continue a coordinated exploration programme and for general working capital requirements.

5.4 Opening Date

Carrick Gold Limited intends to open the subscription lists at the conclusion of the Exposure Period. The Directors reserve the right to close the issue without prior notice at any time after the opening of the subscription lists.

5.5 Enquiries

Further copies of this Prospectus can be accessed on www.carrickgold.com and advice on how to complete the Application Form can be obtained from your broker.

5.6 Applications

Applications for IPO Shares and Options pursuant to this Prospectus must be made on the Application Form accompanying and forming part of this Prospectus. Applications may be lodged at any time after the Date of Issue of this Prospectus.

The completed Application Form must be accompanied by payment in full in respect of the IPO Shares for which the application has been made; i.e. $0.20 per share. Cheques must be made payable to Carrick Gold Limited and crossed "Not Negotiable".

Application forms duly completed, and accompanied by full payment, should be forwarded as indicated on the Application Form to reach the address as soon as possible after the issue of this Prospectus.

A duly completed and lodged Application Form will constitute an offer by the Applicant to subscribe for the number of IPO Shares and attaching one for two Options referred to in the Application Form.

If the Application is not completed correctly, or if the accompanying payment is for the wrong amount, it may still be treated as valid. The Directors' decision as to whether to treat the Application as valid and how to construe, amend, or complete the Application Form is final. However, the Applicant will not be treated as having offered to subscribe for more IPO Shares than is indicated by the amount of the cheque for the Application Monies.

5.7 Minimum Application Amount

Applicants must subscribe for a minimum parcel of 10,000 Shares ($2,000).

Further subscriptions above the minimum amount set out above must thereafter be in multiples of 1,000 shares.

5.8 Minimum Subscription and Maximum Subscription

The minimum amount which is to be raised by the Issue of IPO Shares, pursuant to this Prospectus, is $4,800,000.

An aggregate amount of $6,000,000 is the maximum amount which will be accepted provided however that no IPO shares will be allotted if the Company is not admitted to the Official List.

5.9 Allotment of Shares

The Directors have the right to nominate the allottees of the IPO Shares offered by this Prospectus. As such, the Directors reserve the right to allot IPO Shares in full on any Application or to allot any lesser number or to decline to accept any Application whatsoever.

The Directors reserve the right to proceed to allotment and issue of the IPO Shares offered by this Prospectus at any time after the minimum subscription has been reached. The Directors may decide to close the Issue at any time.

5.10 Underwriting

The offer has not been underwritten.

5.11 Broker Fees

A fee of 5% will be payable to brokers on successful applications bearing their stamp.

5.12 Application Monies to be held in a Separate Bank Account

All Application Monies will be deposited into a separate bank account of the Company and held in trust for Applicants until:

(1) the IPO Shares, the subject of the Issue, are allotted; and

(2) the Australian Stock Exchange has granted permission for the IPO Shares, the subject of the Issue, to be given Official Quotation.

5.13 Refund of Application Monies

Where no allotment is made, all Application Monies will be returned in full within seven days of the decision not to make an allotment. Where the number of IPO Shares allotted is less than the number applied for or the application is not accepted, the surplus Application Monies will be refunded to the Applicant within seven days of allotment. No interest will be paid on Application Monies returned or refunded by the Company. Any interest earned on Application Monies prior to allotment or return will be, and will remain, the property of the Company.

5.14 Share Register

The Company will maintain its register of Shareholders at:

Advanced Share Registry Services, Level 7, 200 Adelaide Terrace, East Perth, Western Australia 6004.

5.15 Overseas Investors

Parties resident in countries other than Australia should consult their advisors as to any requirements to enable them to subscribe for IPO Shares pursuant to this Prospectus.

This prospectus does not constitute an offer or invitation in any place in which, or to any person to whom, it would not be lawful to make such an offer or extend such an invitation.

5.16 Risk Factors

Applicants for IPO Shares should examine the contents of this Prospectus in detail and should consult their advisors before deciding whether to invest in the Shares and Options offered for subscription by this Prospectus.

Investors should also be aware that there are risks associated with any investment in the stock market and that returns from such an investment will depend, among other things, on general stock market returns, the performance and rating of companies within the mining sector of the stock market, the relative performance of alternative forms of investment as well as the actual performance of the Company.

Specifically, share market conditions may affect the securities irrespective of operating performance. Share market conditions are affected by many factors including, but not limited to; general economic climate, acts of war or terrorism impacting on market confidence, movements in interest rates, fluctuations in currency rates and commodity prices, changes in market sentiment and the requirement of the Company from time to time for capital. It should be borne in mind that the price of shares listed on a stock exchange may fall as well as rise and many factors, both nationally and globally, may affect such prices and market sentiment.

Moreover, the purpose of the Native Title Act (1993) is to recognise and protect the rights and interests in Australia of Aboriginal and Torres Strait Islander people in land and waters, according to their traditional laws and customs. There is significant uncertainty associated with Native Title in Australia and this may impact on the Company's operations and future plans.

Other risk factors are set out in Section 11 of the Prospectus.

5.17 Withdrawal

The Directors may, at their sole discretion, determine at any time to withdraw this Prospectus in which case the Company will return all Application Monies within 28 days of giving notice of such withdrawal.

5.18 CHESS System

Upon the Company being admitted to the Official List, it will participate in the Clearing House Electronic Sub-register System ("CHESS"). All ASX trading in the Shares after listing will be settled through CHESS. Advanced Share Registry Services will operate an electronic Company sponsored sub-register and an electronic CHESS sub-register will be operated by ASX Settlement and Transfer Corporation Pty. Limited. These two sub-registers will make up the Company's principal register of securities.

The Company will not issue certificates to Shareholders. Following the issue, the Company will provide each member with a notice that sets out the number of IPO Shares and attaching Options issued to the member. The share notice and option notice will also inform members of their Shareholder Reference Number ("SRN"). Members who are CHESS participants will receive an explanation of sale and purchase procedures under CHESS with their share notice. If a shareholding changes during a month, the member will receive a statement at the end of that month. Members may also request statements at any other time, although the Company may charge an administration fee in this case.

6 Shareholding Information

6.1 Capital

The share capital of the Company is not divided into different classes of Shares.

The Company currently has an issued capital comprising 30,000,000 ordinary shares and 15,000,000 options. Such shares and options will rank pari passu in all respects (other than for any escrow requirements imposed) with the Shares and Options the subject of this Prospectus.

6.2 Shares the Subject of the Offer pursuant to this Prospectus

6.2.1 IPO Shares

As referred to in the Details of the Offer of this Prospectus, an additional 30,000,000 Shares are now offered for subscription pursuant to this Prospectus at $0.20 each to raise the sum of $6,000,000. Upon successful completion of the Issue, the subject of this Prospectus, the Company will have an issued and paid up capital of 60,000,000 ordinary Shares.

6.2.2 Attaching Options

One option will be issued free of charge for every two shares subscribed for and each option will entitle the holder to convert each option to one fully paid ordinary share in the capital of the Company at an exercise price of $0.20 on or before 31 December 2006. The options' expiry date, therefore, will be 31 December 2006. Upon successful completion of the Issue, the subject of this Prospectus, the Company will have on issue a total of 30,000,000 options.

Details of the capital structure of the Company after completion of the Issue are set out in the Capital Structure section (Section 7) of this Prospectus.

7 Capital Structure

Amount Raised	$4,800,000	$6,000,000
Issued Capital prior to this Offer	**30,000,000**	**30,000,000**
Shares issued @ 20¢ in consideration of $1.8m. debt	**9,000,000**	**9,000,000**
IPO Shares now offered for subscription at 20¢ each	**15,000,000**	**21,000,000**
Issued Capital on completion of issue	**54,000,000**	**60,000,000**



8 Company Review

Carrick Gold Limited's data are set out in more detail in the Independent Accountant's Report of this Prospectus.

8.1 Dividend policy

The declaration and amount of dividends are at the sole discretion of the Directors. The Directors cannot give any assurances of the extent, timing, franking, or payment of any dividends.

9 Application of Funds Raised

9.1 Application of the Funds Raised Under this Prospectus

The funds to be raised by this Prospectus is intended to be applied by the Company as follows:

Total Equity Raised:	**$4,800,000**	**$6,000,000**
Estimated expenses of the Issue	$458,000	$530,000
Stamp Duty	$40,000	$40,000
Debt/Equity Conversion	$1,800,000	$1,800,000
Resource Definition and Exploration	$1,800,000	$1,800,000
Working Capital	$702,000	$1,830,000

9.2 Expenses of the Issue

The Directors estimate that the Company will incur the following expenses in relation to the Issue:

Total Equity Raised:	**$4,800,000**	**$6,000,000**
Broker Fees	$240,000	$300,000
Management Fee	$48,000	$60,000
Legal Fees	$50,000	$50,000
Accounting Fees	$30,000	$30,000
Expert Report Fees	$20,000	$20,000
ASX and ASIC Fees	$25,000	$25,000
Printing & Postage	$45,000	$45,000
	$458,000	$530,000

9.3 Working Capital Adequacy

The Directors are satisfied that upon completion of the offer, the Company will have sufficient working capital to meet its stated objectives.

9.4 Experts' Remuneration

No expert, nor any firm in which such expert is a partner or employee has any interest in the promotion of the Company except as disclosed in this Prospectus. All amounts paid or agreed to be paid to such expert or firm for services rendered in connection with this Prospectus or the public listing of the Company are set out below. No form of payment of any kind will be made or agreed to be made to any such expert or firm other than in cash.

Details of the remuneration of experts is detailed in Section 19.

10 Directors' Interests

10.1 Share qualifications

Under the Constitution of the Company, Directors are not required to hold any Shares in the Company.

10.2 Directors' Remuneration

In accordance with article 11.15 of the Constitution of the Company, the Directors are entitled to be paid Directors' fees for that function. Such fees will be paid on the basis of an annual aggregate of $160,000 to be divided among the directors in such proportion as the Board determines. The Directors are also entitled to be reimbursed for all reasonable costs and expenses incurred by them in the performance of their duties as Directors and may be engaged by the board to perform extra services for an agreed sum.

10.3 Directors' Shareholdings

The shares held by the Directors are as shown in the table below. As at the date of this Prospectus, the Company owes $1.86 million to Mr. Frank Carr, a director of the Company, and to entities associated with Mr. Carr. $1.8 million of this debt will be used to subscribe for 9 million shares of the 30 million shares and attaching options, the subject of this Prospectus. Therefore, on completion of the Issue, the Directors will control or have a relevant interest in 36,475,000 Shares in the Company as shown in the following table:

10.4 Directors' Interests

No amounts (whether in cash, Shares or otherwise) have been paid or agreed to be paid to any Director or to any firm of which a Director is a member to induce him to become a Director or otherwise for services rendered by a Director or any firm of which a Director is a member in connection with the promotion or formation of the Company, other than as disclosed herein.

		No. of Shares		
Director	**Held Directly Pre- IPO**	**Held Directly Post-IPO**	**Held Indirectly Post-IPO**	**% of completed IPO**
Frank Carr	27,075,000	29,575,000	6,500,000	60.1%
Brian Martin	200,000	200,000	-	0.3%
Victor Webb	200,000	200,000	-	0.3%

It should be noted, however, that the Directors are also entitled to subscribe for further Shares pursuant to this Prospectus.

11 Risk Factors

Investment in the IPO Shares and options offered in this Prospectus should be regarded as speculative. Persons subscribing for IPO Shares and options offered by this Prospectus should consult their professional advisors for the purpose of making an informed assessment of the assets, liabilities, financial position, profits, losses and prospects of the Company. Investment in the Company will attract the risks ordinarily attendant on business. In the case of a business of the type proposed by Carrick Gold Limited these risks include, but are not limited to, the following:

There is no guarantee that the Company will become or remain profitable.

Operational risks and exchange rate fluctuations may adversely affect the value of the investment.

Delays may occur in the completion and/or commissioning of exploration operations causing loss to the Company.

Changes in the costs of Company operations may adversely affect the prospects for the Company.

Changes in government monetary policies, taxation and other laws and have a significant influence on the outlook for companies and the returns to investors.

Commodity prices are influenced by physical and investment demand for those commodities. Fluctuations in commodity prices may influence individual projects in which the Company has or may have an interest.

The current and future operations of the Company including exploration, appraisal and possible production activities may be affected by a range of factors including:

(i) geological conditions;

(ii) limitations on activities due to seasonal weather patterns;

(iii) unanticipated operational and technical difficulties encountered in drilling and production activities;

(iv) mechanical failure of operating plant and equipment, adverse weather conditions, industrial and environmental incidents and other force majeure events;

(v) unexpected shortages or increases in the costs of consumables, spare parts, plant and equipment.

No assurances can be or are given that the Company will be profitable or that the Company will be in a position to pay dividends.

12 Geologist's Report

P P CONSULTING CONTRACTING GEOLOGISTS
Sampling & Evaluating Experts

TARNWOOD PTY LTD
ABN: 50 060216551
P.O. BOX 1333 KALGOORLIE WA 6433
PH: 08 90211790 FAX: 08 90211920
MOBILE: 0419 376 179

CARRICK VALE TENEMENTS

GEOLOGIST'S REPORT APRIL 2004

Introduction

The CarrickVale tenements are situated 36kms north north east of the city of Kalgoorlie-Boulder which is centrally located within the Eastern Goldfields of Western Australia (Figure 1). The project tenure comprises a Mining Lease, thirteen Prospecting Licenses and two Exploration Licenses (Figure 3). Total area of the project is approximately 150 square kilometres. The main route to the Project passes through the township of Kanowna on a sealed road, then heads toward the mining centre of Gindalbie bypassing roads to the mining centres of Kurnalpi, Black Swan and Carosue Dam. A north west track six hundred metres north from the turnoff to Carosue Dam leads to the Lindsay's Find Project area located 4.5kms from the main road. Generally the topography is subdued and characterised by low rounded hills of mafic outcrop which grade into wide alluvial valleys.

Gold was first discovered in the region at Kanowna in 1893 which was followed by discoveries at Gindalbie and Lindsay's Find. It is difficult to find information on the history of the area particularly the areas of Gindalbie and Lindsay's Find but certainly shallow mining was taking place at the end of the nineteenth century. Gold production from Kanowna, some thirty kilometres south of Lindsay's Find, peaked in 1898 with just over 150,000 ounces being produced and in its early mining history, approximately 1 million ounces of gold was produced. At the Gindalbie mining centre reported gold production around the same time was in excess of 40,000 ounces at grades approximately one ounce to the ton and at Lindsay's Find production was reported to be 4237 tonnes at a grade of 19g/t.

The past gold production such as at Kanowna and Gindalbie and the present production at Kanowna Belle and Red Hill indicates the vast potential of the region to produce new discoveries and yet in the last 20 or so years there appears to be very little or no information on the exploration of the area. However the recent discoveries of the rich Silver Swan nickel deposit 5 kilometres south west of the Lindsay's Find project and the massive Kanowna Belle gold deposit 25 kilometres to the south southwest serve as prime examples of how successful well managed exploration can be. It also highlights the importance of the area in terms of the size of the potential mineral resources present.

GEOLOGIC SETTING

Archaean supercrustal rocks of the Norseman-Wiluna Belt, underlie the CarrickVale tenements which lie within the Gindalbie Terrain bounded by the Mount Monger fault to the west, the Emu fault to the east and the Randell fault to the south east (Fig 2). The Gindalbie Terrain which is separated from the Kalgoorlie Terrain contains three greenstone successions, two lower successions and an upper succession separated by regional low angle faults.

The two structurally lower successions occur in the southern part of the Terrain with the lowermost succession containing a range of rocks from andesitic basalts to rhyolites. Other rock types include pyroclastic rocks and fine grained sedimentary rocks overlying the basalts and rhyolites. The lowermost succession is overlain by mafic-ultramafic rocks dominated by komatiite that contains inter-layered felsic tuff layers and is interleaved with tholeiitic basalt. This komatiite-tholeiite association is thought to be thrust onto the younger felsic association it overlies.

The uppermost association which includes the Lindsay's Find project forms the northern part of the Terrain and contains a basalt-felsic volcanic sequence. The sequence dominated by basalt appears to be underlain by felsic volcanic rocks with subordinate lenses of mafic to intermediate volcanic rocks. This sequence correlates in age with and may be the distant lateral equivalent of the felsic volcanic lenses within the komatiite-dominated association. The ages of the upper felsic volcanic rocks correspond with those for the felsic volcanic-volcaniclastic unit in the Kalgoorlie Terrain. The low angle fault contact with the underlying komatiite association is displaced sinistrally along the Hampton fault (Fig.2). Typical rock types at localities such as the Lindsay's Find project are basalts with lenses of folded sedimentary rocks which may overlie a komatiitic basalt sequence interleaved with felsic volcanic rocks. The internal structure of the upper and lower associations is complicated by tight to very tight folding and numerous faults including a major north trending strike-slip fault, the Hampton fault (Figs. 2 & 4).

Gold mineralization probably developed initially in north-northwest trending shear zones during strike-slip deformation parallel to fold planar foliations. The probable presence of ultramafic rocks low in the stratigraphic sequence, below the Lindsay's Find project, suggests the most likely reservoirs for [delete gold] ore fluids. It should be noted that as well as gold fluids, high-grade nickel sulphide ore is mined at Silver Swan (Fig 3) located in an adjoining tenement south west of the project.

A post folded porphyritic biotite-granite intrusion is located in the central portion of the Lindsay's Find project which may have been the mechanism for the development of structural sites for the deposition of significant gold mineralization.

As is indicated above, several geologists have reported on the regional geology. The regional magnetic feature is a major north northwesterly trending fault (Hampton Fault) or shear zone extending over a strike length of 50 kms, linking mining centers such as Hayes New Find, Gindalbie, Lindsay's Find and other major mining centres to the south (Fig. 3). The project area is overlain by a generally shallow regolith and the Lindsay's Find mine is located within a steep south plunging antiform containing secondary isoclinal folds. The mine sequence comprises magnesium enriched porphyritic basalt in contact with epiclastic sedimentary rocks (shales to fine sandstones) and an andesite porphyry stock intruding this sequence along a NNE trending corridor, hosting the bulk of the gold mineralisation. Locally in the area surrounding the mine the gold mineralisation occurs in meta-volcanics and meta-sediments on the limbs of a complex fold structure (Fig. 5). The gold is generally contained within small flat-lying shear zones that dip to the west although it is reported that mineralised shears occurring within the Lindsay's Find Trial Pit dip up to 65 degrees west or east. The status of geological mapping and general structural knowledge of the area is incomplete however an improved understanding of lithological and structural controls of gold mineralisation has made exploration drilling and resource definition a success.

Resources

Recent drilling post September 2001 has further delineated mineralisation at Parrot Feathers, Lindsay's formally the Trial Pit and Neves formally the Southern Pit Extension. As shown by recent diamond drill holes LD1 and LD3 (Figs. 6b & 6c) gold mineralisation is persistent, continues strongly at depth and along strike in a north south direction.

A detailed and error free database was completed prior to producing computer drafted north south sections for the design of gold mineralised blocks. Polygons were drawn on a computer screen to represent these blocks which contained 1 metre drillhole intersections greater than or equal to 0.5 parts per million (ppm). Block grade intersections and the average grade for sectional block tonnages within measured and indicated categories were calculated using an arithmetic mean. Within the inferred category the average grade of total block tonnages were calculated using a weighted average (sum of block tonnages x grade / total tonnage).

The resource has been calculated from reverse circulation percussion drilling and diamond drilling with percussion drill traverse lines separated by 50 metres and in the higher density drilled areas 10 metres. Specific gravity or bulk density has been reported in the range 2.5 to 3.0 and to calculate tonnages the bulk density has been assigned a medium value of 2.7. Using a conservative value for the bulk density and being reasonably confident for the occurrence of individual block gold mineralization over half the distance between drill section lines (25 metres in the case of 50 metres drill hole sections lines and 5 metres in the case of 10 metres drill hole section lines) then the Company is able to categorise the majority of the calculated resource from Parrot Feathers, Lindsay's and Neves into Measured, Indicated and Inferred resources as required by the JORC code.

In the resource categories measured block tonnages have been extended 10 metres downdip or updip from outer drill holes, indicated block tonnages have been extended 30 metres downdip or updip from outer drill holes. Diamond drill hole intersections have been projected as inferred block tonnages 150 metres north and south (halfway between LD1 and LD3) of the diamond drill hole section 10600 north; 100 metres north and 150 metres south of diamond drill hole section 10900 north, and halfway between the diamond hole and the updip percussion drilling represented on each 50 metre section. Inferred block tonnages have also been calculated downdip to a vertical depth of 500 metres from the diamond drill hole indicated tonnages. Generally drill hole intersections above 0.5ppm within the main zone of drilling on each section are represented by an indicated block tonnage.

Inferred tonnages have been represented in three ways:

1. Between the strike projected locations of the diamond drill holes (LD1 & LD3 indicated tonnages) and the updip indicated tonnages from percussion drillhole intersections.
2. From the downdip indicated tonnages of the diamond drill hole intersections to a vertical depth of 500 metres (RL 0).
3. At Parrot Feathers (Fig 6a) inferred tonnages have been extended from Indicated blocks to the tenement boundary at 10000E a vertical depth of 300 - 500 metres.

The resource and the best estimate to date for drill tested gold mineralisation (March 2004) has been calculated from drilling results between 10450 north and 11300 north and is subdivided into categories as given in the Table below:

Structure/s	Depth	Category	Tonnes	MGrade g/t
Parrot Feathers	30	Meas.	0.1	3.8
	150	Ind.	0.99	3.2
	500	Inf.	1.74	3.1
Lindsay's	30	Meas.	0.039	2.1
	150	Ind.	0.88	2.1
	500	Inf.	3.79	3.7
Neves	150	Ind.	0.76	1.6
	500	Inf.	2.71	1.3

The total resource (subtotal of the total Inferred resource for the project) for the Parrot Feathers - Neves system (PFLN resource), as itemised in the Table above, has been calculated to be:

11M Tonnes @ 2.7g/t

In addition the following geological evidence has been inferred at Lindsay's Find:

- Length of the mineralised north northwest structure (Eastern ore channel) at Lindsay's Find is approximately four kilometers which has been shown to occur within the tenement boundaries by mapping, drilling and rock chip sampling (Fig 4).
- Gold mineralised structures are interpreted to extend north and south of Lindsay's Find parallelling the Hampton fault (Fig. 3). Known gold mineralisation occurs sixteen kilometres to the south of the Lindsay's Find tenements at the Black Swan gold workings; and twelve kilometres to the north at the Hillsborough prospect.

As shown in Figure 3 the Hillsborough-Lindsays-Black Swan gold prospects describe a distance of 28 kilometres and therefore extrapolation of the PFLN resource (Fig.3) from 10450 north to 9200 north, a distance of 1.25 kilometres, is considered limited or reasonable. The Inferred resource south of the PFLN resource (Robert's Ridge) has been calculated to be:

16.2M Tonnes @ 2.7g/t

A total resource for the Lindsay's Find project which is compliant with the JORC code has therefore been calculated to be:

27.2M Tonnes @ 2.7g/t *

- *The resource statement has been prepared by a 'Competent Person" Mr P.J. Paterson who is a member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists with a minimum of five years experience which is relevant to the style of mineralisation and type of deposit under consideration.*

Exploration Potential

The CarrickVale tenements are within a region which hosts world class ore deposits. The Kanowna Belle discovery was a discovery of determination because after much geochemical modelling and drilling it was the final phase of diamond drilling that revealed the potential size of the Kanowna Belle orebody with intersections such as 50-80 metres at 2-5g/t gold. Records show that a proven tonnage of about 13,762,000 tonnes @ 4.6g/t was still available for mining at Kanowna Belle at the end of 2002. The proven and probable gold reserves contained 2.053M ounces, of which, 1,567,706 ounces were proven and 484,884 ounces were probable.

The rich Silver Swan nickel deposit (Fig 3) hosts an extensive nickel sulphide shoot which contains between 12% and 16% nickel. The ultramafic sequence hosting the Silver Swan mineralisation and the adjacent Black Swan mineralisation extends over a strike length of about 16 km. At the Silver Swan mine the main shoot starts 200 metres below surface, has been outlined to a vertical depth of 500 metres and it has been estimated to be worth about $100 million per year.

It has been predicted that several large gold mines remain undiscovered within the Norseman to Wiluna greenstone belt. Comparing the volume of ore mined from gold mines on other continents in similar lithologies; several major sized mines are considered absent from the Goldfields. It has been calculated that in the Norseman to Wiluna greenstone belt (Kalgoorlie region being near the centre), the total amount of gold that has been mined to date has still yet to be discovered.

At Lindsay's Find a gold mineralised corridor (prospective mineralised structure) is considered to extend from the northern boundary of M27/169 (Parrot Feathers) to the south eastern corner of P27/1200, a distance of nearly four kilometers. Parallel lodes are considered to occur in the adjacent leases P27/1203, P27/1199 extending into P27/1198 and P27/1205 (Figs.3 & 4).

Mining Lease M27/169

The potential for shear-hosted gold orebodies exists in three recently named areas namely Parrot Feathers, Lindsay's, and Neves. From geological mapping each of these areas has been interpreted to be part of a south plunging fold system made up of subsidiary isoclinal folds.

At Parrot Feathers gold mineralisation is open ended at depth and to the south where the southern most drill holes PFRC89, PFRC101 and LD2 on drill hole section 11100 north have intersected significant gold mineralisation. Exploration to the north has been limited because assays from the soil geochemistry programme have been hampered by alluvial soil cover. The drilling completed at Parrot Feathers indicates that the gold mineralisation is flat lying, varying in length, width and thickness in the form of thin shoots or sheets, striking north west, north east and dipping westerly. Although many of the ore shoots appear to be thin, there are several with significant dimensions - Parrot Feathers appears to have two main shear systems which combine to make gold lodes of economic widths continuing at depth (Fig 6a).

At the Lindsay's structure a gold mineralised lode is prominent on Section 10900 North (Fig. 6b) which dips westerly from the northern wall of the Trial pit to intersect the diamond hole LD1 at 384 metres vertical depth. This lode or lodes of varying thickness and grade is interpreted to extend at least 150 metres to the south and 100 metres to the north indicated by RC percussion drilling.

At Neves exploration has been limited, however diamond drill hole LD3 intersected significant gold mineralised lodes (Fig.6c) and alteration dipping to the west, similar to mineralised lodes at Parrot Feathers. The lodes at Neves are expected to contain similar tonnages and grades as found at Parrot Feathers and Lindsay's.

Drill core geotechnical logging (drill holes LD1& LD3) has indicated the strike direction of the gold-quartz lodes as north northeast - south southwest. This work has also indicated the presence of significant north northwest shearing, quartz veining and intrusive dyke rocks. Drill core orientations have confirmed the two structural directions shown in Figures 3 & 4 and the future orientation of a mine grid.

Southern Tenements

P27/1198, P27/1199, P27/1200, P27/1203

The southern tenements are prospective for shear-hosted gold: at contacts of intermediate dykes and mafic hosts; within mafic hosts; and at granite/mafic contacts. Prospectivity is confirmed by gold analyses for samples from outcrops (P27/1200), old workings (P27/1200), and drill intersections (P27/1200 & P27/1203).

An extensive RAB program was completed on 25m x 200m to bedrock over the tenement area indicated on plans. Holes were advanced to refusal and 5m bulk composited samples were analysed for gold (ppm). The program was successful in mapping sub-surface bedrock Archaean geology and a series of useful geological maps were produced. A recent program of shallow 2 metre deep RAB holes and gold analysis has proved successful in defining gold distribution within M27/169. There is an advantage in extending this carbonate sampling program over the southern tenements (P27/1198, 1199, 1200, 1203).

Gold Prospects of P27/1200

There is significant outcrop of basalt, dolerite, and intermediate dykes. Gold (1.1g/t to 7.5g/t) in quartz and altered mafics was sampled in outcrop, old workings and dumps. Mineralised shears within M27/169 can be traced 500m into P27/1200 through the NW corner of P27/1200 defining a gold prospective corridor which extends to the south east corner of this tenement.

Five shallow vertical RC drill holes were completed in the late 1980's at the southern end of the tenement, testing a flat east dipping quartz reef exposed in old workings. The best result was 1m (down hole interval) at 1.31g/t in hole GIN 414 (see table below and Figure 4). Drilling in 1996 near old workings at the south west corner of P27/1638 (Carrick Gold Ltd Application) (approximately 10200N) gave anomalous results with the best result of 2 metres @ 3.1g/t at 21 metres.

Additional limited RC drilling has been conducted on section lines 9,000 North (1 Hole), 9200 North (1 Hole), 9400 North (2 Holes), 9800 North (1 Hole), and 9970 North (1 Hole). Best results include 3 metres@ 1.2g/t in hole PFRC 97 (9000 North) and 2 metres @ 2.8g/t in hole PFRC 112 (9970 North) (see table below). Drilling shows zones of intense quartz, carbonate and/or hematite alteration in these drill holes indicating the continuation at depth of the mineralised structure (Eastern Ore Channel) from the Parrot Feathers-Lindsay's-Neves mineralised system (PFLN resource).

Sample type	*Northing*	*Easting*	*Au g/t*	*Comment*
Surface rock chip	8800	11300	2.5	Altered basalt
Surface rock chip	8810	11290	1.7	Altered basalt
Surface rock chip	8750	11320	7.5	Quartz
Surface rock chip	9770	11120	3	Quartz
Surface rock chip	9950	11020	1.1	Quartz
Surface rock chip	9980	10720	0.72	Quartz
Surface rock chip	9930	10710	1.4	Quartz
Surface rock chip	9730	11130	2.92	Quartz
Surface rock chip	9770	11150	1.26	Quartz
Shallow shaft rock chip	8800	11275	4.9	Quartz veined altered basalt
Shallow shaft rock chip	8800	11275	4.6	Quartz veined altered basalt
Shallow shaft rock chip	8800	11275	3.4	Quartz veined altered basalt
Shallow shaft rock chip	8800	11275	3	Sheared basalt

Drill hole	Collar nothing (m)	Collar easting *(m)	From (m)	To (m)	Interval dhd (m)	Au (g/t)
PFRC 97	9000	11015	114	116	2	1.5
PFRC109	9200	11240	116	117	1	0.5
PFRC110	9800	11200	8	10	2	0.9
PFRC112	9970	11150	50	52	2	2.8
GIN 413	8807	11320	18	19	1	1.13
GIN 414	8783	11323	12	13	1	1.31

Gold Prospects of P27/1203

To the west of P27/1200, the Archaean is covered extensively by clays. The NE corner of the tenement is potential for shear-hosted gold, related to the gold potential corridor described above, for P27/1200. The NW corner of the tenement is potential for shear-hosted gold in the granite/mafic contact zone, mapped during the original RAB program. Neither zone is effectively tested and calcrete sampling is proposed if residual soils are present.

Anomalies, detected during the original RAB bedrock drill program, were further tested by RC drilling. Intersections were achieved in two holes (see table below and Fig. 4) in two separate areas, 400m apart. The intersections are interpreted to be shear-hosted gold at the contact between felsic intrusive and mafic hosts modified by weathering. Further RC drilling is more than justified in both areas.

Drill hole	Collar nothing (m)	Collar easting *(m)	From (m)	To (m)	Interval dhd (m)	Au (g/t)	Comment
GIN 446	9200	10285	62	63	1	7.27	Oxidised basalt with trace quartz
GIN 444	8800	10560	46	47	1	4.93	Laterite in shear

*GIN 446 is angled (-60Deg.) to the east. GIN 444 is angled (-60Deg) to the West

Gold Prospects of P27/1199

The northern half of the tenement is potential for shear-hosted gold in a granite / mafic contact zone. Mineralised quartz vein zones are exposed in outcrop (see table below and Fig.4)) and in old workings in the central portion of the tenement.

Some drilling was completed but is not considered entirely effective. A restricted RC drilling program tested exposed quartz veins and targets previously defined during a more extensive RAB program. The effectiveness of the RC drill test was limited by its local nature and drilling difficulties presented by broken ground.

Sample type	Northing	Easting	Au g/t	Comment
Surface rock chip	9200	9700	3.6	Dolerite
Surface rock chip	9400	9580	2.2	Altered basalt

Gold Prospects of P27/1198

The northern third of the tenement has potential for shear-hosted gold in a granite / mafic contact zone.

The central and southern portions of the tenement were previously mapped as granite. Gold bearing quartz (2.51 g/t Au) was sampled at surface in the centre of the tenement (see table below and Fig.4). Limited RC drilling on the southern boundary of the tenement intersected a thick (>50m) regolith profile and thin transported cover. Evidence of low level (<0.2g/t) gold dispersion near surface requires further investigation (Washauser 1993B).

Sample type	*Northing*	*Easting*	*Au g/t*	*Comment*
Surface rock chip	10600	9650	2.5	Quartz

Northern Tenements

P27/1205, P27/1256, P27/1257

The northern tenements are prospective for shear-hosted quartz - gold mineralisation in association with felsic porphyry dykes and within mafic host rocks. Soil sampling of the regolith has been carried out since 1994. In 1996 - 1998 a truck mounted auger rig was used to soil sample the tenements in their entirety giving varied results. Details are not at hand on the depth of sampling but several anomalies were produced but never followed up. Limited drilling of these anomalies has been carried out in recent years.

Gold Prospects of P27/1205

Exploration conducted in 1994 delineated a significant gold anomaly in the southern area of the lease. Anomalous gold values ranged from 50ppb to 142ppb. Exploration conducted in 1996-1998 by truck auger repeated this gold anomaly reporting soil assays above 50 ppb. A 20+ ppb soil anomaly striking approximately 1km was located and a later RC drilling programme and gold metal detecting identified a quartz filled shear zone hosting gold mineralisation and striking in a NNW direction across the tenement. Several alluvial worked gold nugget areas are located along this shear structure within the tenement, with an old underground mine working in an adjacent locality.

From an anomalous RAB drill hole in the centre of the main gold anomaly a limited drill hole programme intersected 3 metres @ 1.42g/tAu at the bottom of the hole LRC 9 at 42 metres. However this result has not been confirmed and further sampling work is required.

Gold Prospects of P27/1256

Exploration conducted in 1994 and 1995 identified minor soil geochemical anomalies with assay values ranging from 20ppb to 82ppb. Exploration conducted in 1996 - 1998 by truck-mounted auger confirmed these anomalies reporting assay values above 20ppb. These results were combined with geological mapping to show that the anomalies were associated with quartz veining.

A RC drilling programme was conducted in 1999 with the assay results from two holes, LRC 5 and LRC 6, indicating anomalous gold > 0.5g/t over 2 metres (see table below). Further RC drilling in 2000 tested the immediate area with further significant intersections in drill holes LRC021 and LRC023. Anomalous gold assay grades <0.5g/t were also intersected in this programme. Drill holes LRC 5, 6, 21 & 23 where located near anomalous soil zones identified by previous soil sampling programmes and more significantly by the recent (2002) two metre deep RAB drill programme. This confirms the presence of a gold anomaly which appears to continue south to Parrot Feathers and probably to the north as well. Best results to date are tabulated below and deeper drilling is recommended.

Drill hole	Collar nothing (m)	Collar easting *(m)	From (m)	To (m)	Interval dhd (m)	Au (g/t)	Comment
LRC 5	11648	10382	26	28	2	0.69	Veined basalt and quartz vein
LRC 6	11655	10391	56	58	2	0.57	Dolerite, quartz/ pyrite vein
LRC 21	11628	10360	26	28	2	1.04	Felsic volcanic/ 20% quartz
LRC 23	11672	10322	16	20	4	0.57	Basalt with 1-2% quartz vein

Gold Prospects of P27/1257

A soil sampling programme conducted in 1994 indicated mainly low background gold values on P27/1257. Follow-up exploration programmes completed between 1996 - 1998 by truck-mounted auger did confirm the presence of a small number of gold in soil anomalies ranging in values from 21 - 39ppb. These results combined with geological mapping indicated that the anomalies were in areas associated with zones of visible quartz.

In 1999 RC drilling intersected a zone of quartz and sulphides however gold assays within this zone were low (<0.01ppm). A small RC drilling programme of two holes was conducted during 2000 as a further test of this mineralised zone however again no significant gold assay results were reported. From geological mapping the axis of a tightly folded anticline structure is interpreted to occur within P27/1257 and it is anticipated that many of the structures within the axis should be gold mineralised. RAB drilling and sampling of the near surface carbonate horizon is recommended to generate deeper RC drilling targets.

Gold Prospects of Tenement Applications P27/1638, P27/1639; P27/1615 - P27/1618 & E27/281, E27/283.

Upon granting of these tenement applications Carrick Gold will carry out exploration by geochemical and geophysical techniques. The mineralised north north west structures at Lindsay's Find extend northwards toward Hillsborough and southward toward Black Swan gold workings (Fig.3). Gold mineralisation is apparent from old workings and drilling (King, 1996) on P27/1638 and the continuation of north north west quartz structures on P27/1639 is also apparent from old workings.

The location of Lindsay's Find, Silver Swan, and Black Swan in relation to E27/283 must highlight the regional potential for gold and nickel resources. Limited work has been carried out on this exploration license except for a number of old percussion drill holes within and along the northern boundary of prospecting licenses P27/1615 - P27/1618. Results of this drilling have not been made available

The continuation of the Gindalbie structure (Fig 3) through E27/281 has been viewed on the ground with several quartz outcrops trending in a south southeast direction. As with E27/283 it is apparent that very little or no work has been carried out on the area covered by this exploration license.

Research has shown that the areas covered by the above CarrickVale tenements are under explored by modern exploration techniques.

Water

Three significant water holes have been drilled on M27/169 and one on P27/1256 (see Figure 5) delivering water from fractures within the mafic and sedimentary bedrock. Fractures have been identified at similar depths of 52 metres, 75metres and 95 metres in drill holes LWB2, LWB3, LWB4 and LWB8. Analysis of the water from three drillholes has been received from Australian Environmental Laboratories Perth and are presented in the Table below. Results differentiate the good quality of water from two areas 400 metres apart. Water quality from holes LWB 3 and LWB 8 is very good for the Gindalbie region and could be used for agricultural purposes. Water quality from LWB4 is more saline but quite possibly could be used for mining and mineral processing. The water quantity in LWB4 was double the quantity in LWB3. Water flow rate from hole LWB3 indicated approximately 300gallons per hour and from hole LWB4 approximately 650gallons per hour. Water flow rates were tested over a period of 1 - 2 hours.

Australian Environmental Laboratory Report (Ref 63116)

Sample No.	LWB3	LWB4	LWB8
Type of Sample	Fresh Water	Saline Water	Fresh Water
pH	7.6	7.9	7.6
Electrical Conductivity @			
25 Deg.C uS/cm	1700	14000	1900
Total Dissolved Salts (calc)	1100	8700	1200
Iron, Fe (Soluble) mg/L	<.05	<.05	<.05
Sodium, Na mg/L	210	2500	280
Potassium, K mg/L	4	36	6.4
Calcium, Ca mg/L	79	64	58
Magnesium, Mg mg/L	58	170	42
Chloride, Cl mg/l	230	3600	220
Carbonate, CO3 mg/L	<1	<1	<1
BiCarbonate, HCO3 mg/L	420	830	460
Sulphate, SO4 mg/L	83	960	110
Nitrate, NO3 mg/L	110	12	100
Cation/Anion balance %(calc)	3.1	-3.24	2.88
Sum of Ions (calc)	1194	8172	1276

Metallurgy

Treatment of ore onsite is considered viable with the discovery of semi potable and saline water. Heap Leach, CIP or CIL processing will be further investigated although it appears likely that Heap Leaching will be difficult. Further metallurgical testing will be carried out to optimise the treatment process.

The ore has been indicated as free-milling and individual tests carried out during the period 1989 to 1995 gave the following result summaries:

In 1989 three 2kg samples were pulverised to -75 microns, 1000g of each was pulped at 40% solids with Kalgoorlie Scheme water with excess lime and sodium cyanide and agitated on bottle rolls for 72 hours. Cyanide soluble gold was determined by Atomic Absorption Spectrometry (AAS).

	Grind	Head Grade	Recovery
Leach			
Sample 1	-75um	14.18g/t Au	96.06%
Sample 2			95.54%
Sample 3			96.13%

In 1994 a near 60% gold recovery was obtained using gravity separation and cyanide leaching of the same sample feed recovered 93% of the gold.

Knelson Gravity			
Separation	-75um	4.55g/t Au	59.7%
Leach			93.2%

In 1995 a number of samples were supplied for analysis and leaching tests. Column leaching of the sulphide ore at several crush sizes (-25mm, -12.5mm and -6mm) indicated poor gold recovery however gold extraction was increasing with reduced particle size.

-25mm	1.84g/t Au	33.2%
-12.5mm		48.3%
-6mm		60.6%

(70% possible over a longer period)

Further metallurgical testing of ore samples is programmed to take place during the first year of exploration to determine an appropriate treatment process.

Proposed Exploration and Expenditure

The exploration strategy and proposed programmes outlined below for the CarrickVale tenements require a total exploration expenditure for years 1 and 2 of $A3.0M. This may be subject to change based on modification of the exploration budget and/or the amount of capital raised. The allocation of $A2.98M toward exploration programmes for all the tenements that are granted including Mining Lease M27/169 and Prospecting Licenses P27/1198, P27/1199, P27/1200, P27/1203, P27/1205, P27/1256, P27/1257(Figs.3 & 4) is expected, with the balance being spent on any of the license applications granted within the two years.

Future exploration will target defined areas with the purpose of elevating indicated and inferred resources to measured resources and ore reserves. These defined areas will include Parrot Feathers, Lindsay's and Neves mineralised structures. Areas to the north and south of the Parrot Feathers-Lindsay's-Neves mineralised system are to be defined by drill testing into inferred and indicated categories as is the current resource by deeper drilling to the west, to at least 1000 metres vertical depth.

The principal objectives of gold exploration at the Lindsay's Project in the future will be:

- To define ore reserves in the Parrot Feathers-Lindsay's mineralised system.
- To extensively drill test the Neves area and the extensions both to the north north west of Parrot Feathers and south south east of Neves for additional resources.
- To test for repetitions of the Parrot Feathers-Lindsay's-Neves gold mineralisation using the 2 metre deep RAB drilling.

Strategy

The future for Carrick Gold Ltd and the region as a gold mining province has reached high levels of certainty as exploration and drilling continues at the Lindsay's Find project. The continued effort is showing not only how under explored and under drilled the Lindsay's Find area is but how neglected the area and region has remained.

It is intended to fully explore the CarrickVale tenements with sufficient drilling and exploration techniques to define mineral resources and ore reserves. It is proposed to commence a programme of drilling to complete a mineable reserve at Parrot Feathers and Lindsay's on completion of the I.P.O. Also it is envisaged to test the northern and southern extensions of the resource and complete a deeper diamond drilling programme.

Project Geologist

P.J.Paterson

13 Schedule of Carrick Vale Tenements

Tenement Number	Tenement Type	Registered Holder	Grant Status	Registered Interest	Tenement Size
27/1198	Prospecting	Carrick	Granted	100%	84.45 HA
27/1199	Prospecting	Carrick	Granted	100%	119.20 HA
27/1200	Prospecting	Carrick	Granted	100%	118.70 HA
27/1203	Prospecting	Carrick	Granted	100%	119.80 HA
27/1205	Prospecting	Carrick	Granted	100%	120.00 HA
27/1256	Prospecting	Carrick	Granted	100%	116.00 HA
27/1257	Prospecting	Carrick	Granted	100%	115.75 HA
27/1566	Prospecting	Carrick	Granted	100%	35.00 HA
27/1615	Prospecting	Carrick	Pending	100%	198.00 HA
27/1616	Prospecting	Carrick	Pending	100%	200.00 HA
27/1617	Prospecting	Carrick	Pending	100%	199.00 HA
27/1618	Prospecting	Carrick	Pending	100%	197.00 HA
27/169	Mining	Carrick	Granted	100%	116..45 HA
27/317	Exploration	Carrick	Pending	100%	14 blocks
27/318	Exploration	Carrick	Pending	100%	30 blocks

TOTAL: 14,300.65 Hectares

Independent Geologist's Report
on the Mineral Properties of Carrick Gold Limited

Prepared for: Carrick Gold Limited
Level 9
37 St George's Terrace
Perth WA 6000

Date: 30 April 2004

MACKAY & SCHNELLMANN
PTY LIMITED

DIRECTORS

PERTH OFFICE

H.J. Garlick
MSc DIC FIMM CEng
MCIMM MAIME
FAusIMM MMICA

M. Reynolds
BSc FIMM CEng
FAusIMM FSEG

LONDON OFFICE

172 Tottenham Court Road
London W1T 7NA
United Kingdom

REGISTERED OFFICE

M.W. Egan & Co Pty Ltd
14 Nicholson Road
Subiaco WA 6008

GEOLOGICAL AND MINING CONSULTANTS
4 Lawrence Avenue
West Perth WA 6005 Western Australia
Tel (61 8) 9322 3600 Fax (61 8) 9322 3699
Email mspl@iinet.net.au
Website www.mackayschnellmann.com
ABN 88 008 725 022

Contents

Contents
continued

Summary

This Independent Geologist's Report has been prepared on behalf of Carrick Gold Limited for inclusion in a prospectus to be issued in June 2004.

Carrick Gold Limited holds three properties with a total area of 122 square kilometers within the same general area around 50 kilometres northnortheast of Kalgoorlie in the Eastern Goldfields of Western Australia. The properties cover a northnorthwest trending Archaean greenstone belt with gold mineralisation being known on a major northnorthwest trending structure that dips to the west.

The northernmost Carrick Vale property covers this structure that here has been the target for very extensive drilling and for which a JORC Code compliant resource has been estimated. For the Parrot Feathers, Lindsays and Neves deposits a cross sectional resource has been estimated as:

Measured Resource	139 000 tonnes at 3.3 g/t gold
Indicated Resource	2 630 000 tonnes at 2.4 g/t gold
Inferred Resource	8 240 000 tonnes at 2.8 g/t gold
Total Resource	11 009 000 tonnes at 2.7 g/t gold

To the south of the cross sectional resource, there is strong evidence that the mineralised structure extends to the south and a resource has been estimated of:

Inferred Resource	16 200 000 tonnes at 2.7 g/t gold.

The two resource estimates combined thus give:

Total Resource	27 209 000 tonnes at 2.7 g/t gold.

There is exploration evidence that the main structure extends south of the southern Inferred Resource possibly for around 700 metres. North of the Parrot Feathers deposit, a soil geochemical anomaly and RC drilling implies that the structure continues to the north possibly as far as the property boundary over around 1700 metres.

In the hanging wall and thus to the west of the main structure, there are additional targets that have resulted from previous exploration.

In the immediate hanging wall of the main mineralised structure, a number of drill intercepts greater than 0.5 g/t gold have been obtained that have been incorporated in the cross sectional resource estimate but that have been extrapolated only limited distances up and down dip. All of the extensions to these intercepts warrant follow up exploration.

Further to the west, two structures are known from previous exploration that parallel the northnorthwest trend of the main structure. Both of these latter structures host gold mineralisation and constitute exploration targets that well warrant further exploration.

The potentials of the Halfway Hill and Carmelia properties to the south are for structurally controlled gold mineralisation in the Archaean bedrock sequence. Exploration over them has been limited and probably in many cases of doubtful effectiveness. Previous exploration has however generated some results for follow up. At Halfway Hill this includes RAB drilling that gave four metres at 990 ppb gold in sediment and 131 ppb gold in bedrock; up to 0.128 g/t gold in alluvium; up to 0.3 g/t gold in a trench sample; a RAB drilling result of 10 metres at 0.19 g/t gold; and a northerly trending gold geochemical anomaly. At the Carmelia property, a stream sediment anomaly of 3.35 ppb gold was obtained. Both of the properties warrant systematic exploration using techniques that will obtain data relevant to the bedrock sequence and its gold potential.

Introduction

By way of a letter dated 28 April 2004, Mackay & Schnellmann Pty Limited was engaged by Carrick Gold Limited ("Carrick") to prepare an Independent Geologist's Report on the Company's mineral exploration properties. The purpose of the Independent Geologist's Report is for inclusion in a Prospectus to be issued by Carrick to raise $4 million.

For the purpose of the Corporations Law, Mackay & Schnellmann Pty Limited and Martin Reynolds were involved in the preparation of the Independent Geologist's Report for inclusion in Carrick's Prospectus and have not been involved in the preparation, authorisation or issuance of any other part of the Prospectus.

This Independent Geologist's Report has been prepared in accordance with the Valmin Code that is binding upon members of the Australasian Institute of Mining and Metallurgy and applies to reports prepared after 1 April 1998. It has been prepared in accordance with rules and guidelines of the Australian Securities and Investments Commission and the Australian Stock Exchange.

Mackay & Schnellmann Pty Limited is a minerals industry consulting firm whose office is at 4 Lawrence Avenue, West Perth, Western Australia. The company was incorporated in 1969 and has operated as a geological consultancy since then. It has been responsible for the preparation of a considerable number of Independent Geologist's Reports.

Martin Reynolds, B.Sc., a Director of Mackay & Schnellmann Pty Limited, assumes responsibility for this Independent Geologist's Report. He has more than 10 years relevant experience and is a Fellow of the Australasian Institute of Mining and Metallurgy.

Neither the author nor Mackay & Schnellmann Pty Limited has any material interest in any of the mineral assets under review. The only previous commercial relationship between Carrick and Mackay & Schnellmann Pty Limited was for the preparation of an earlier Independent Geologist's Report that was included in a prospectus issued in 2002.

Mackay & Schnellmann Pty Limited has had no input into the originating of the mineral properties being


135°E
Darwin
Northern Territory
Western Australia
Queensland
Carrick Vale, Halfway Hill and Carmelia
25°S
Brisbane
South Australia
Kalgoorlie
Perth
New South Wales
Adelaide
Canberra
Sydney
Victoria
Melbourne
0
1000 km
Tasmania
Hobart

Figure 1. Carrick Vale, Halfway Hill and Carmelia Properties Location

This illustration has been prepared for Mackay & Schnellmann Pty Limited for inclusion in this prospectus. May 2004.

assessed. Fees for the preparation of this Independent Geologist's Report are being charged at $750 per day whilst expenses are being reimbursed at cost. Payment of fees is in no way contingent upon the conclusions of this Independent Geologist's Report nor on the outcome of the proposed Prospectus issue.

The evaluations expressed in this Independent Geologist's Report are based upon information provided by Carrick and its consultants, research undertaken at the Department of Industry and Resources of Western Australia and a site visit. Research of available material on the Carrick Vale property had been undertaken by consultants to Carrick. Completeness of the coverage was checked and augmented by Mackay & Schnellmann Pty Limited. Open file research for the Halfway Hill and Carmelia properties was completed by Mackay & Schnellmann Pty Limited. Documents and reports reviewed in the preparation of this Independent Geologist's Report are cited in the Bibliography, which constitutes part of the Independent Geologist's Report. Copies of published material and other publicly available documents are held at the relevant government department in Western Australia as noted above. A site visit was made by Martin Reynolds on 26 March 2004 to the Carrick Vale, Halfway Hill and Carmelia properties.

Introduction
continued

Carrick has warranted in writing that full disclosure of all material information in its possession has been made and that to the best of its knowledge and understanding, such information is complete, accurate and true. Carrick has stated that all the information provided by itself may be presented in the Independent Geologist's Report. Carrick has reviewed a draft of the Independent Geologist's Report for correction of matters of fact and notification of material omissions.

Such information as is available has been utilised to allow an informed opinion to be reached on the mineral properties. All material used in preparation of this Independent Geologist's Report is judged to be reliable although certain early material is incomplete. Where such is the case this is noted in the body of this Independent Geologist's Report.

Carrick has a satisfactory and clearly defined exploration and expenditure programme which is reasonable having regard to its stated objectives. Sufficient exploration has taken place in the past two years to justify the budgeted exploration and expenditure program.

Mackay & Schnellmann Pty Limited has not investigated the legal aspects of tenements and agreements. Present and future implications arising from terms and conditions relating to tenements and agreements have not been investigated. These matters are considered elsewhere in the Prospectus along with the beneficial interest of Carrick in the Carrick Vale, Halfway Hill and Carmelia properties in a report by Lawton Gillon, lawyers. For the purpose of this document, it is assumed that all tenements and agreements are and will remain in good standing in the immediate future and that tenements are or will be wholly beneficially owned by Carrick.

Investigations relating to present or future native title claims have not been undertaken. Potential consequences of exploration and mining on rare and endangered flora and fauna have not been assessed. These matters are outside our expertise and opinion on possible consequences should be sought elsewhere.

Mackay & Schnellmann Pty Limited has given consent in writing to the inclusion of this Independent Geologist's Report in the Prospectus to be issued by Carrick in the form and context in which it appears and has not withdrawn consent prior to its issue.

The mineral properties considered in this Independent Geologist's Report are the Carrick Vale, Halfway Hill and Carmelia gold properties that have an aggregate area of 122 square kilometres.

Resource estimates have been prepared for the Carrick Vale property by a number of different explorers on different occasions. In the body of this Independent Geologist's Report in the Exploration History sub sections, tonnage and grade figures are only given for that resource estimate that conforms with the provisions of the Australasian Code for the Reporting of Mineral Resources and Ore Reserves ("the JORC Code") dated September 1999 that is the current industry standard. The reasons for the non conformity of estimates are given in the text. In other instances, virtually no data are available on the estimation method and thus no judgement is possible as to the reliability of those estimates. No tonnage or grade figures are provided in this report for those estimations where there is not compliance with the current JORC Code or where such compliance is uncertain.

Carrick Vale



121°40'E
121°45'E
121°50'E
30°20'S
30°25'S
30°30'S
See Figure 3 for tenement details
CARRICK VALE
Lindsays' Trial Pit
P 27/1617
P 27/1616
P 27/1615
P 27/1618
Black Swan Nickel Mine
CARMELIA
ELA 27/318
ELA 27/317
HALFWAY HILL
Black Swan
Yarri Road
Carmelia Road
Kalgoorlie
5 km
Qa Quaternary alluvium
Cz Cainozoic sediments and surficial deposits
Proterozoic mafic and ultramafic dykes
Agp Archaean porphyritic granitoid
As Archaean sediments and volcaniclastics
Af Archaean felsic volcaniclastics and volcanics
Ao Archaean dolerites and gabbros
Ab Archaean basalts and dolerites
Archaean ultramafics
Fault
Old gold mine
Tenement boundary

Figure 2. Carrick Vale, Halfway Hill and Carmelia Properties Location and Geology

This illustration has been prepared for Mackay & Schnellmann Pty Limited for inclusion in this prospectus. May 2004.


121°41'E
121°42'E
Diamond core hole
RC holes
RAB hole
Rock chip sampling
Soil geochemical anomaly of > 20 ppb Au
Tenement boundary
Mining lease boundary
PLA 27/1639
30°18'S
RAB Holes with 0.95 and 0.80 g/t Au (Position approximate)
P 27/1205
P 27/1257
P 27/1256
Potential Northern Extension of Structure
30°19'S
MLA 27/235
Rock Chip Samples with up to 139.00 g/t Au
P 27/1566
MLA 27/302
RC Hole with 2 metres at 0.81 g/t Au
12000 mN
PARROT FEATHERS RESOURCE
Measured 100,000 tonnes at 3.8 g/t Au
Indicated 990,000 tonnes at 3.2 g/t Au
Inferred 1,740,000 tonnes at 3.1 g/t Au
Total 2,830,000 tonnes at 3.4 g/t Au
PLA 27/1638
RAB Hole with 3 metres at 0.66 g/t Au
RC Hole with 3 metres at 1.79 g/t au
LINSAYS RESOURCE
Measured 39,000 tonnes at 2.1 g/t Au
Indicated 880,000 tonnes at 2.1 g/t Au
Inferred 3,790,000 tonnes at 3.1 g/t Au
Total 4,709,000 tonnes at 3.4 g/t Au
P 27/1198
Rock Chip Sample with 2.51 g/t Au
30°20'S
Trial Pit
NEVES RESOURCE
Indicated 760,000 tonnes at 1.6 g/t Au
Inferred 2,710,000 tonnes at 1.3 g/t Au
Total 3,470,000 tonnes at 1.4 g/t Au
Additional Targets in Hanging Wall of Main Structure
10000 mN
M 27/169
P 27/1199
P 27/1203
P 27/1200
SOUTHERN INFERRED RESOURCE
16,200,000 tonnes at 2.7 g/t Au
RAB Hole with 4 metres at 0.43 g/t Au
RC Hole with 2 metres at 1.52 g/t Au
Rock Chip Samples with 3.60 and 2.20 g/t Au
MLA 27/233
30°21'S
Potential Southern Extension of Structure
Rock Chip Samples with up to 7.47 g/t Au
RC Hole with 1 metre at 7.21 g/t Au
RC Hole with 1 metre at 4.93 g/t Au
Rock Chip Sample with 1.30 g/t Au
N
0
1000m
10000 mE
12000 mE

Figure 3. Carrick Vale Property Exploration Results

This illustration has been prepared for Mackay & Schnellmann Pty Limited for inclusion in this prospectus. May 2004.


W
E
10000 mE
10200 mE
10400 mE
10600 mE
10800 mE
Tenement Boundary
400 mRL
200 mRL
PFRC021
PFRC015
PFRC014
GIN253
GIN123
PF005
GIN102
PFRC026
PFRC039
PFRC042
PFRC025
PFRC040
PFRC010
PFRC023
0
200m
Cross Section 11250 mN
PARROT FEATHERS DEPOSIT
LD001
PFRC0010
PFRC079
PFRC090
PFRC075
North Pit Wall 3.6/2.0
Pit Floor
PFRC088
Cross Section 10900 mN
LINDSAYS DEPOSIT
LD003
PERC11
PERC39
PERC07
PERC40
GIN406
PERC04
GIN423
GIN422
PERC06
PERC07
Drill hole number
Drill hole trace
2/2.2
Intercept greater than 0.5 g/t gold
Intercept length in metres/ grade in g/t gold to one decimal place
Cross Section 10600 mN
NEVES DEPOSIT

Figure 4. Carrick Vale Property Cross Sections

This illustration has been prepared for Mackay & Schnellmann Pty Limited for inclusion in this prospectus. May 2004.

LOCATION AND ACCESS

The Carrick Vale property is located approximately 50 kilometres northnortheast of Kalgoorlie in the Eastern Goldfields of Western Australia. Access to the property is by way of the unsealed road that runs northnortheastwards of Kalgoorlie to Yarri. Some 55 kilometres along this road from Kalgoorlie there is a minor unsealed road that goes westwards and reaches the Carrick Vale property at a distance of some 5 kilometres.

Within the property, access is by way of station tracks and the exploration grid that covers the area. Away from these, access to much of the area is possible across country by means of four wheel drive vehicle in this moderately densely vegetated area.

TENEMENTS

Fourteen tenements comprise the Carrick Vale property. These consist of Mining Lease 27/169 and Prospecting Licences 27/1198, 1199, 1200, 1203, 1205, 1256, 1257 and 1566 and Prospecting Licence Applications 27/1638 and 1639. In addition, three Mining Lease Applications 27/233, 235 and 302 overlap Prospecting Licences 27/1198, 1199, 1200, 1203, 1205, 1256 and 1257.

Total area of the property is approximately 12 square kilometres.

GEOLOGY

Regional Geology

The Carrick Vale property area is located on the central part of the northnorthwest trending Archaean greenstone belt that runs between Norseman and Wiluna.

Local Geology

In the area of the property, the bedrock comprises a sequence of metamorphosed Archaean basic and felsic volcanic rocks. The basic rocks range from basalt to gabbro whilst the felsic rocks include volcaniclastics and porphyritic felsic rocks. This sequence has been intruded by a porphyritic granitoid stock in the west of the tenemented area and by northnortheasterly trending porphyritic felsic dykes in other parts.

Much of the Archaean bedrock sequence is overlaid by Cainozoic sediments and rocks that include detrital deposits and laterite.

Structure

The main structure known in the tenemented area is a northnorthwesterly trending antiform that runs through the Trial Pit and extends to the north and south. The antiform plunges to the southsoutheast so that there is a southern closure on the surface trace of rock units.

Westerly dipping shear zones that host gold mineralisation are known in the vicinity of the antiform axis and there are also northeasterly trending structures. These two structural orientations are associated with the fold mineralisation and are considered in more detail in the following report section.

Mineralisation

A number of interpreted structural controls have been postulated during the time that the property has been explored and one or more of these may be operative in different geological situations.

The gold mineralisation is generally agreed to be associated with such features as shearing, quartz veining, ferruginisation and pyritisation.

In the central portion of the Carrick Vale property, there are three major mineralised shoots that have been the subject of considerable exploration: these are the Parrot Feathers, Lindsays and Neves structures. The surface trace of the mineralisation is considered to be aligned with the westerly dipping and northnorthwest trending shear zone with the ore shoots plunging southwest at moderate overall dips.

Much of the early drilling in the area was to relatively shallow depths. The most recent drilling, in particular the core holes intersected the structures at considerable depths down to 450 metres below surface. It is noticeable that the mineralisation envelope exhibits good down dip continuity within the west dipping shears although the individual shoots may be of shorter extent. A study of the Parrot Feathers mineralisation demonstrated the existence of

a series of en echelon higher gold grade envelopes that might be attributable either to faulting or to some original control on mineralisation. This is also suggested by the observation that the measured dips of mineralised bodies are shallower than the overall dip of the mineralisation.

Gold mineralisation has also been suggested to be associated with porphyry dykes and the sheared margin of the Archaean intrusive stock with elevated gold results being known from sampling in the latter vicinity.

In the Lindays' Trial Pit area, the base of the weathering is very shallow. At Parrot Feathers, in contrast, weathering is considered to extend down to 20 metres or more with probable leaching of gold in the oxidised zone.

During certain sampling programmes, there has been poor repeatability of gold results. Such occurrences can be due to errors in sampling procedures but there is also the possibility that at least some of the gold is coarse grained.

PREVIOUS EXPLORATION

Introduction

The interest of Carrick in the Carrick Vale area is in the gold potential and therefore only that material which is relevant to gold mineralisation is presented in this report section.

Exploration 1987

In the northern part of the Carrick Vale property on what is now Prospecting Licence 27/1639, exploration was undertaken. Chip and grab samples to a total of 670 were collected, dollied and panned. Gold was visible in 128 of the samples.

Subsequently, 67 RAB holes were drilled in the southern part of the area although exact locations are not known. Material from these holes taken over unknown lengths was analysed for gold. The best two results were 0.95 g/t and 0.80 g/t gold with other values being much less. A further nine holes were drilled with samples being taken over one or two metre lengths. The extant data are of poor legibility but the highest result appears to have been 0.30 g/t gold.

Exploration 1987 to 1989

During the period, exploration was carried out over an area that covered most of the present Carrick Vale property apart from the extreme northwest and that also extended further west in the south. The extant records of this work are fragmentary and the following account is probably incomplete. The description given here pertains mainly to work completed during the 1988 to 1989 period.

A magnetic survey was undertaken around 1988 that covered all of the present area apart from the northwestern portion. Readings were taken on east-west grid lines 100 metres apart.

Costean and channel samples were taken in the area that is now the Trial Pit in the east central part of Mining Lease 27/169. The results from this work plus bulk chip sampling were used to estimate a resource in this area. The method appears to have been to use the costean and channel samples to obtain an average horizontal width and thus to derive a value for the tonnes per metre depth by applying an in situ bulk relative density of 2.6. The mineralisation was extrapolated down to 25 metres depth to estimate a resource tonnage. The grade appears to have been estimated by taking an arithmetic average of all sample results.

The details of the resource estimation procedure are not entirely clear and it appears probable that this estimate would not comply with the present JORC Code standards for this reason.

Mining was undertaken at the Trial Pit location down to approximately five metres depth before operations were stopped in January 1989.

Geological mapping was undertaken over the area, in the Trial Pit and in old underground workings.

Surface rock chip samples were taken. In all, 9 of the 29 samples returned greater than 1 g/t gold. A result of 2.51 g/t gold was obtained from the central part of Prospecting Licence 27/1198 in the vicinity of the Copperline area. Two samples returning 2.20 g/t and 3.60 g/t gold were from the central part of Prospecting Licence 27/1199. The balance of six results ranging from 1.07 g/t to 7.47 g/t were obtained in the northern

and southern parts of Prospecting Licence 27/1200 along strike from the Lindsays' mineralised structure of the Trial Pit. A series of seven underground rock chip samples were also taken from an old shaft at the location: six of the samples returned greater than 1 g/t gold with results ranging from 1.38 g/t to 4.88 g/t. A further 19 rock chip samples were taken from another old shaft northnorthwest of the Trial Pit towards the Parrot Feathers area. None of these samples returned greater than 1 g/t gold on analysis with the highest result being 0.66 g/t.

A series of eleven RAB holes comprising 223 metres were drilled in the area immediately south of the Trial Pit. Composite samples were taken over four metre intervals with intercepts with elevated gold results being resampled over 1 metre intervals. Four of the holes returned intercepts of greater than 1 g/t gold with the best being 2 metres at 3.88 g/t gold.

Further south, in the central and west central parts of Prospecting Licence 27/1203, a second RAB programme of 12 holes for 579 metres of drilling was completed. Composite samples were taken over four metre intervals but one metre samples do not appear to have been taken. The best result was 4 metres at 0.43 g/t gold from a hole in the west central part of the tenement.

Two RC drilling programmes were undertaken. A 29 hole programme for 690 metres was undertaken in the Trial Pit. Sampling was either over one metre intervals or as four metre composites. All except five of the holes gave sample results of greater than 1 g/t gold with the best intercept being 5 metres at 6.66 g/t.

The second RC programme was undertaken in the south central part of Mining Lease 27/169 in the Neves area. Four holes from this 17 hole programme for 340 metres of drilling returned results of greater than 1 g/t gold with the best being 1.40 g/t from two holes. Several other holes gave results of slightly less than 1 g/t gold. Sampling was initially four metre composites with resampling over one metre intervals where elevated results were obtained.

Some data sources imply that geochemistry of unspecified type was also undertaken over at least part of the area. Later records state that drilling totalled 874 holes of which most were RAB and some at least of these appear in the extant database although not in any surviving reports.

Exploration 1991 to 1993

Activities appear to have been undertaken over this period by both an explorer on their own account and also by a contractor on their behalf.

A ground magnetometry survey was carried out during the 1991 to 1992 period over the greater part of the present area except for the northwestern portion. Readings were taken at 10 metre intervals on a series of east-west lines at 100 metre spacings.

Geochemistry comprising 28 samples of different size material probably from soils were collected at seven locations on one east-west line in the southern part of Mining Lease 27/169. The different mesh sizes gave broadly comparable results and were reported to reflect the values obtained from drilling.

Bulk sampling was undertaken in the Lindsays' Trial Pit area but no results appear to be extant.

An uncategorised resource at the Trial Pit was estimated. No details are available on the resource estimation method or assumptions other than that the base of the resource was taken as 25 metres depth. The failure to categorise the resource means that it is not compliant with the current JORC Code.

An internal feasibility study was stated to have been completed and it was planned to extract the high grade portion of the overall resource.

A resource was also estimated for the Parrot Feathers area in the northwest of Mining Lease 27/169 but no details are available on the method or the assumptions adopted.

It is not known if this resource is compliant with the current JORC Code.

Other resource estimates for the Trial Pit and Parrot Feathers deposits were undertaken at around the same period. A cross sectional estimation method was used with the east-west sections being 10 metres apart. Block areas on section were defined using 0.5 g/t and, at the Trial Pit, 1.0 g/t gold cut-offs

with the dip extrapolation appearing to have been considerably constrained. Block areas on sections were extrapolated half way to adjacent sections to derive volumes. In situ bulk relative densities of 2.5, 2.8 and 3.0 appear to have been applied to the volumes at the Trial Pit and 2.0 and 2.5 at Parrot Feathers. The Trial Pit resource was estimated down to 25 metres but that at Parrot Feathers was taken down to the deepest available geological data.

For the Lindsays' Trial Pit area, the resource at 1.0 g/t gold cut-off and an in situ bulk relative density of 2.5 was not formally categorised which means that it is not compliant with the current JORC Code but other data suggest that it was considered to be around 60% "Measured Resource" with the balance being "Indicated Resource".

At Parrot Feathers, around 15% of the resource at 0.5 g/t gold cut-off was considered to be oxide and the balance fresh.

Most, if not all, of the above resources do not comply with the current JORC Code definitions due to the general lack of data on the parameters and in some instances to the failure to ascribe the estimate to an appropriate category. All of these resource estimates have however been superseded by the latest estimate.

During the 1992 to 1993 period, an RC drilling programme was carried out that comprised 31 holes for approximately 1356 metres.

Of the total, 13 holes for 490 metres were drilled immediately southsoutheast of the Lindsays' Trial Pit. Two metre composite samples were taken with one metre follow up samples where elevated results were obtained. Four of the holes gave intercepts greater than 1 g/t gold. The highest result was 2 metres at 51.4 g/t although this was not confirmed by resampling. The next best result was 2 metres at 6.93 g/t gold. It is worth noting that the elevated results were all obtained from holes in the western part of the area drilled and are up dip from the elevated results obtained from earlier RAB drilling in this area.

Four holes for 200 metres were drilled near the western edge of the present area at the common boundary between Prospecting Licences 27/1198 and 27/1199. Four metre composite samples were taken. No results greater than 1 g/t gold were obtained although it is noticeable that the end of hole samples were generally slightly elevated above background. The highest result was 0.30 g/t gold.

Southsouthwest of the previous location and extending to the central part of Prospecting Licence 27/1199, five scattered RC holes were drilled for 218 metres. Sampling was by two metre composites. The highest result obtained was 0.25 g/t gold.

Four holes for around 276 metres were drilled in the southern half of Prospecting Licence 27/1203. Composite samples were taken over either two or four metre intervals with follow up one metre samples where elevated results were obtained. Two of the holes intersected one metre intervals of 7.21 g/t and 4.93 g/t gold respectively.

In the vicinity of the elevated rock chip sample results obtained earlier in the southeastern corner of Prospecting Licence 27/1200, five RC holes were drilled for 172 metres. Two metre composite samples were taken with follow up one metre sampling. Results of 1.31 g/t and 1.13 g/t gold were obtained from two holes.

Exploration 1994 to 1998

Five RC holes were reportedly drilled in 1994 in the floor of the Trial Pit. Two were considered to have been incorrectly sited with the remaining three all intersecting grades of greater than 1 g/t gold with the best being 2 metres at 2.64 g/t gold.

In early 1995 a resource estimate was prepared on the Carrick Vale area. No information is extant on the resource calculation method, the assumptions adopted, the parameters applied or the database utilised. The quantity of material at the Lindsays' Trial Pit and south of there was given as a "Proven Reserve" and "Indicated/Inferred Resources".

No assessment appears to have been carried out on the feasibility of mining any of the material. For this reason and others such as the reporting of combined resource categories, the resource and reserve estimates presented do not conform to the current JORC Code. These estimates have however been superseded by the latest estimation.

Costeaning was reportedly carried out in the 1994/95 period at the Copperline location with grades of 2 g/t to 5 g/t gold being obtained from narrow structures.

A water bore mid way between the Trial Pit and the southeastern corner of Mining Lease 27/169 reportedly encountered gold mineralisation over at least one metre although no figures are extant.

Four RC holes were reportedly drilled in the first half of 1994 south of the Trial Pit. Three of the holes intersected greater than 1 g/t gold mineralisation with the best intercept being 4 metres at 5.65 g/t.

In the first half of 1995, six RC holes were drilled in the Parrot Feathers area. Three of the holes returned greater than 1 g/t gold results with the best intercept being 3 metres at 7.72 g/t gold. The results from these holes as well as earlier drilling were used to elucidate the structural controls on the mineralisation of the Parrot Feathers area.

The earlier resource estimate of early 1995 was updated in the second half of 1998. For the Lindsays' Trial Pit, the resource estimate at a 0.5 g/t gold cut-off but of an unstated category was apparently based on the situation in the late 1980s with adjustment for subsequent exploration and mining activities.

The resource estimate south of the Trial Pit was based on drilling of the 1989 to 1991 period and the later drilling of 1995 using a 0.5 g/t gold cut-off and an in situ bulk relative density of 2.65.

For the Parrot Feathers deposit, drilling of the 1995 and 1989 to 1991 programmes was utilised with the resource estimate being of unstated category.

Few details are extant on the resource estimation method, the assumptions adopted or the parameters applied and their significance. In some cases no resource category was stated. Consequently, these resource estimates probably do not conform to the current JORC Code. All, however, have been superseded by the latest estimate.

Exploration 1993 to 1995

In 1992 to 1993, sampling that was probably rock chip was undertaken in Prospecting Licences 27/1256 and 1257. At least 39 samples were taken from locations that are uncertain. No elevated results were obtained with the highest gold value being 0.03 g/t.

A soil sampling programme was undertaken over Prospecting Licences 27/1205, 1256 and 1257 in 1994 on a 100 metre by 200 metre grid. The 169 samples were sieved at 20 mesh and analysed for gold. Sporadic elevated results were obtained with the best being 100 ppb from the southeastern portion of Prospecting Licence 27/1205. Anomalous results were also obtained from further to the north, from the southwestern part of the same licence and from the southern half of Prospecting Licence 27/1256. Subsequently, in 1995, a power auger geochemistry programme on 50 metre centres was undertaken that resulted in anomalous gold results of up to 142 ppb mainly in the southeastern part of Prospecting Licence 27/1205.

Exploration 1995 to 1996

During the 1995 to 1996 period, two BLEG soil samples were collected from the southern half of Prospecting Licence 27/1205. Results of 32.8 ppb and 15.0 ppb gold were obtained. The sampling was reportedly carried out as follow up to the earlier grid auger soil sampling programme undertaken over the tenement.

Exploration 1995 to 1996

Five RC holes were drilled in what is now the extreme southwestern corner of Prospecting Licence 27/1638. This is southsoutheast along strike from the Lindsays' Trial Pit structure. Samples were taken over one metre with two of the holes returning greater than 1 g/t gold. The best intercept was 2 metres at 2.75 g/t gold.

Exploration 1996 to 1998

In the late 1996 to early 1997 period, an auger soil sampling geochemical programme was undertaken over Prospecting Licences 27/1205, 1256 and 1257. In all, 192 samples were taken on a 200 metre by 100 metre grid and were analysed for gold and for silver, copper, lead, zinc, nickel, chromium and arsenic. Anomalous gold results of up to 98 ppb were obtained with 43 of the samples returning more than 20 ppb.

The areas of gold anomalism were located in the southern halves of prospecting Licences 27/1256 and 1257 either side of the projected strike extension of the Trial Pit structure; over much of the southern half of Prospecting Licence 27/1205; and in the extreme northeastern corner of Prospecting Licence 27/1256. Two anomalous areas of arsenic results were present approximately coinciding with the anomalous gold related to the strike extension of the Trial Pit structure.

Regolith mapping was completed subsequent to the geochemistry programme.

Exploration 1998 to 2000

In mid 1999, a 16 hole RAB drilling programme for 219 metres was undertaken in the southeastern part of Prospecting Licence 27/1205 to investigate the geochemical anomaly delineated by earlier soil geochemistry programmes. Composite samples over two to four metres were taken and analysed for gold, copper and arsenic. Analyses were generally low although one hole adjacent to the eastern tenement boundary returned an elevated result of 3 metres at 0.66 g/t gold from the bottom of the hole.

Later the same year, seven RC holes for a total of 442 metres were drilled. Six of the holes were located in the southern part of Prospecting Licence 27/1256 on the eastern geochemical anomaly delineated by the 1996 to 1997 geochemistry and one in Prospecting Licence 27/1257. Samples were taken over 2 metre intervals. Two of the holes in close proximity in Prospecting Licence 27/1256 gave elevated results of 0.66 and 0.60 g/t gold respectively with other anomalous but lower results in the same two holes.

A programme comprising three RC holes for 146 metres was carried out in the southeastern part of Prospecting Licence 27/1205 in June 2000 being designed to investigate the elevated intercept encountered in the 1999 RAB programme. Samples were collected either over one metre or as generally two metre composites. One hole returned 3 metres at 1.79 g/t gold at the bottom of the hole but resampling over one metre lengths did not confirm the result.

After the completion of geological mapping, a programme of 17 RC holes for 526 metres was completed in Prospecting Licence 27/1256 to test for extensions of the low grade mineralisation previously encountered in 1999. The best intercept from the most recent drilling was 2 metres at 0.81 g/t gold with other anomalous but lower results in the range 0.17 g/t to 0.35 g/t from three other holes. It is worth noting that two of the other elevated results were obtained from the bottom of the holes concerned.

Around the same time, 2 holes for 54 metres were drilled in the east central part of Prospecting Licence 27/1257. No elevated gold results were obtained.

Exploration by Carrick Gold Limited 2000 to Date

During the period, exploration was undertaken by the company that has now become Carrick Gold Limited.

In 2002, sampling was undertaken of some previously mined material northeast of the Trial Pit. Adjacent to the waste dump are a number of conical piles of material that appear to be single truck loads dumped on the ground. The 123 dumps were sampled by laying a tape over the top of the dump and taking three chip samples, one half way up each side and the third from the top of the dump. The average gold contents of the individual dump samples ranged from negligible to a maximum of 4.57 g/t gold.

A further dump sampling programme was undertaken of 25 piles that had given low analyses. Selective sampling was employed. Most results were low but material from two dumps gave 88.3 and 3.14 g/t gold respectively.

There are differences in the written sources as to the quantities mined during the 1989 to 1994 period but a mass balance calculation implies that there was material mined that could not be accounted for by the recorded tonnage treated plus the amount in the truck dump piles. Illegal removal of material is a possibility but the most probable explanation is that this material is located beneath the waste rock dump that appears to have been extended over the top of the truck piles.

A series of 20 samples were collected from the central high grade area of the Carrick Vale Trial Pit. These samples were analysed and also examined for features indicative of mineralisation. The samples gave analyses ranging from 0.07 g/t to 84.0 g/t gold with twelve of the samples returning more than 1 g/t gold.

Detailed geological mapping was undertaken in and around the vicinity of the Trial Pit to assist in the understanding of the controls on mineralisation.

A RAB geochemistry programme was carried out over much of Mining Lease 27/169 and the southern parts of Prospecting Licences 27/1256 and 1257. In all, 657 holes were drilled for 1254 metres. Areas with geochemically anomalous gold values were delineated in the Parrot Feathers area, south of the Trial Pit and in the Neves area

Rock chip samples were collected in two areas. In the north, a series of 21 samples were collected from an area near the centre of the boundary between Prospecting Licence 27/1205 and Prospecting Licence 27/1566. Most of the samples came from one location in the eastern part of Prospecting Licence 27/1205 where 13 out of 17 samples contained greater than 1 g/t gold with results ranging from 1.36 g/t to 139.00 g/t gold. A single sample from a nearby location returned 1.64 g/t gold. In the south of the Carrick Vale property within Prospecting Licence 27/1200, a series of 19 samples were collected from the southern strike extension of the main mineralised structure. The samples were analysed for gold along with arsenic and copper, lead and zinc. Four of the samples returned greater than 1 g/t gold with these results ranging from 1.26 g/t to 2.94 g/t gold. The elevated results were obtained from the entire strike length that was sampled.

RC and core drilling has been undertaken on the Carrick Vale area from early 2002 up to early 2004. This exploration has been a sustained effort over a considerable period of time that has resulted in an extensive increase in the geological understanding of the deposit and a very considerable increase in the quantified resource.

During the period, 197 RC holes were drilled for a total of 17 759 metres. Drilling was carried out over the known mineralised structure from the Parrot Feathers deposit in the north to the southern part of Exploration Licence 27/1200.

Samples were generally composited over four metre intervals with one metre samples being analysed where gold was detected. In addition to the routine gold determination, some samples were also analysed for silver, arsenic, copper, lead and zinc.

In the second half of 2003, three deep core holes for a total of 1346.2 metres were completed in the Parrot Feathers, Lindsays and Neves area. The first 150 metres of the holes were RC precollared with the sampling being the same as for other RC drilling. The cored parts of the holes were sampled on geological contacts up to a general maximum length of one metre. Samples were routinely analysed for gold plus arsenic, copper, lead and zinc.

The purpose of these deep core holes was to test the continuity at depth of the known mineralisation. All three of them were targeted on the projected position of the mineralised structures at vertical depths of around 300 to 400 metres. All three of the holes intersected mineralisation at multiple depths with the highest analysis being 17.37 g/t gold and the best intercept being 5.5 metres at 2.78 g/t gold.

Virtually all of the intercepts resulting from this latest core drilling as well as the earlier RC drilling programmes were utilised in the cross sectional estimation of the resource that is covered in a later section of this report. However, for many of the hanging wall intercepts above and west of the main structure, only limited extrapolation up and down dip was applied in this low drill hole density area. The extensions to these intercepts therefore constitute exploration targets. South of the cross sectional resource of the Parrot Feathers, Lindsays and Neves deposits other intercepts were obtained from RC drill holes. These two types of intercepts at a 0.5 g/t gold cut-off are presented in Table A.

Carrick Vale
continued

Table A

Carrick Vale Property Elevated RC and Core Drill Hole Intercepts in the Hanging Wall of the Main Structure and South of the 2004 Cross Sectional Resource Estimate

Hole	Northing	Easting	Orientation		Intercept			
Number			Azimuth	Declination	From	To	Depth	Grade
Hanging Wall of Parrot Feathers, Lindsays and Neves Main Structure								
PFRC021	11251	10140	090	60	19.00	20.00	1.00	2.60
					30.00	31.00	1.00	0.72
PFRC015	11250	10200	090	60	2.00	4.00	2.00	4.60
					53.00	54.00	1.00	1.66
PFRC017	11201	10250	090	60	2.00	4.00	2.00	2.06
					30.00	31.00	1.00	0.51
PFRC018	11151	10126	090	60	9.00	10.00	1.00	3.24
					43.00	44.00	1.00	1.30
					76.00	77.00	1.00	1.10
					87.00	88.00	1.00	1.66
					111.00	112.00	1.00	2.05
PFRC008	11137	10227	040	60	10.00	11.00	1.00	0.60
LD002	11103	10101	089	60	32.00	33.00	1.00	1.34
					59.00	60.00	1.00	2.15
					120.00	121.00	1.00	1.65
PFRC101	11102	10190	089	60	20.00	22.00	2.00	1.54
					66.00	68.00	2.00	1.14
					67.00	68.00	1.00	1.48
					69.00	70.00	1.00	0.50
					71.00	72.00	1.00	1.23
LD001	10919	9953	091	60	34.00	35.00	1.00	1.86
					49.00	50.00	1.00	2.36
					51.00	52.00	1.00	0.81
					101.00	102.00	1.00	0.82
					170.15	170.50	0.35	0.69
PFRC087	10749	10413	089	60	136.00	138.00	2.00	3.71
					146.00	147.00	1.00	0.61
					148.00	149.00	1.00	2.43
					169.00	170.00	1.00	1.12
					184.00	186.00	2.00	0.77
					195.00	196.00	1.00	2.77
LD003	10607	9997	090	60	105.00	106.00	1.00	1.22

Carrick Vale
continued

Hole Number	Northing	Easting	Orientation Azimuth	Declination	Intercept From	To	Depth	Grade
NVRC16	10578	10244	Vertical		0.00	1.00	1.00	2.32
					11.00	12.00	1.00	0.77
					24.00	25.00	1.00	0.65
					26.00	27.00	1.00	1.32
					62.00	63.00	1.00	0.58
NVRC17	10503	10285	Vertical		5.00	6.00	1.00	0.92
					48.00	49.00	1.00	0.77
GIN 210	10500	10330	Vertical		3.00	4.00	1.00	1.10
					17.00	18.00	1.00	0.76
GIN 208	10500	10350	Vertical		0.00	2.00	2.00	1.61
PFRC104	10499	10383	089	60	35.00	36.00	1.00	0.76
					37.00	39.00	2.00	1.11
South of Neves Cross Sectional Resource								
GIN 214	10410	10280	Vertical		1.00	2.00	1.00	5.50
					16.00	17.00	1.00	0.92
GIN 215	10410	10290	Vertical		6.00	8.00	2.00	1.48
NVRC03	10406	10033	090	60	31.00	32.00	1.00	0.69
NVRC02	10405	10055	090	60	26.00	27.00	1.00	0.76
					29.00	30.00	1.00	0.96
NVRC01	10404	10074	090	60	61.00	62.00	1.00	0.82
PFRC103	10404	10387	089	60	43.00	44.00	1.00	0.84
					48.00	49.00	1.00	0.76
					49.00	50.00	1.00	1.07
					66.00	67.00	1.00	1.40
PFRC107	10398	10288	089	60	6.00	9.00	3.00	2.36
					100.00	101.00	1.00	3.85
PERC29	10396	10605	090	60	64.00	65.00	1.00	0.85
					87.00	88.00	1.00	0.60
NVRC06	10355	10029	090	60	20.00	21.00	1.00	1.20
					25.00	26.00	1.00	0.84
					28.00	29.00	1.00	0.58
					46.00	47.00	1.00	0.61
GIN 232	10350	10350	Vertical		0.00	2.00	2.00	1.27
GIN 231	10350	10480	Vertical		17.00	18.00	1.00	0.98
GIN 230	10350	10490	Vertical		16.00	18.00	2.00	1.07
NVRC09	10307	10032	090	60	31.00	33.00	2.00	0.84
					32.00	33.00	1.00	1.16
					62.00	64.00	2.00	0.56
					65.00	66.00	1.00	1.08

Hole Number	Northing	Easting	Orientation Azimuth	Declination	Intercept From	To	Depth	Grade
NVRC08	10305	10050	090	60	52.00	53.00	1.00	0.77
					71.00	72.00	1.00	1.09
					73.00	74.00	1.00	0.97
NVRC18	10305	10326	Vertical		30.00	31.00	1.00	2.75
					34.00	35.00	1.00	0.56
					89.00	91.00	2.00	2.05
					145.00	146.00	1.00	2.30
					147.00	148.00	1.00	3.63
GIN 226	10300	10340	Vertical		0.00	1.00	1.00	0.84
GIN 224	10300	10360	Vertical		1.00	3.00	2.00	0.50
GIN 223	10300	10370	Vertical		0.00	2.00	2.00	0.95
					5.00	6.00	1.00	0.78
GIN 222	10300	10380	Vertical		0.00	1.00	1.00	0.70
					7.00	8.00	1.00	0.64
GIN 221	10300	10390	Vertical		1.00	3.00	2.00	0.94
GIN 220	10300	10400	Vertical		0.00	1.00	1.00	0.92
GIN 219	10300	10410	Vertical		6.00	7.00	1.00	0.50
GIN 218	10300	10420	Vertical		0.00	1.00	1.00	0.52
					11.00	12.00	1.00	0.86
GIN 217	10300	10430	Vertical		0.00	1.00	1.00	0.68
					12.00	13.00	1.00	1.75
					15.00	16.00	1.00	0.96
GIN 216	10300	10440	Vertical		16.00	17.00	1.00	0.54
PERC33	10298	10519	090	60	0.00	2.00	2.00	1.83
					3.00	4.00	1.00	0.63
					7.00	8.00	1.00	1.07
PERC32	10297	10549	090	60	14.00	15.00	1.00	0.80
					46.00	47.00	1.00	0.73
PERC31	10297	10578	090	60	48.00	49.00	1.00	0.93
					209.00	211.002.00	0.89	
NVRC14	10259	10034	090	60	43.00	44.00	1.00	0.82
					50.00	51.00	1.00	0.52
					75.00	76.00	1.00	1.70
NVRC13	10258	10050	090	60	45.00	46.00	1.00	1.18
					49.00	50.00	1.00	0.58
					53.00	55.00	2.00	1.22

Hole Number	Northing	Easting	Orientation Azimuth	Declination	Intercept From	To	Depth	Grade
NVRC15	10252	10104	270	60	48.00	49.00	1.00	0.50
					50.00	51.00	1.00	0.78
					53.00	56.00	3.00	0.75
					62.00	63.00	1.00	1.62
					67.00	68.00	1.00	0.54
					73.00	74.00	1.00	14.00
PERC36	10196	10333	090	60	99.00	100.00	1.00	1.93
PERC35	10195	10373	090	60	22.00	23.00	1.00	2.37
PFRC095	10143	10649	089	60	81.00	82.00	1.00	0.86
PFRC112	9969	11150	269	60	24.00	26.00	2.00	0.89
					50.00	52.00	2.00	2.77
					54.00	55.00	1.00	2.06
PFRC110	9784	11199	269	60	8.00	10.00	2.00	0.89
PFRC097	8990	11016	089	60	114.00	116.00	2.00	1.52

LD prefixes denote core holes with all other holes being RC.
Distances are in metres.
Bearings are in degrees.
Gold grades are in g/t.

The positive results from the drill holes to the south of the Neves deposit underpin the Inferred Resource that has been ascribed to this area of the Carrick Vale property with the exception of the southernmost hole that provides evidence for the extension of the mineralised structure to the south.

Resource Estimates by PP Consulting Contracting Geologists 2003 to Date

In the middle of 2003, a material estimate was completed by PP Consulting Contracting Geologists on behalf of Carrick Gold Limited. This material estimate was intended to assess the overall size of the mineralised system at the Parrot Feathers, Lindsays and Neves deposits and the extension along strike. The estimation method was approximate and not JORC Code compliant. The main conclusion that was drawn from the estimate was that the mineralised system is a large one.

During the first part of 2004, a resource estimate was prepared for the Parrot Feathers, Lindsays and Neves deposits and the along strike extension of the mineralisation. This resource estimate was stated by Peter Paterson of PP Consulting Contracting Geologists, the Competent Person under the JORC Code, to be JORC Code compliant, an assessment with which the author of this report would agree.

Following a validation of the database, the resource was estimated using east-west cross sections and a proprietary computer programme. Blocks were defined on the cross sections using a lower cut-off of 0.5 g/t gold. Areas were measured on the sections and extrapolated half way to adjacent cross sections to derive volumes that were converted to a tonnage using an in situ bulk relative density of 2.7. Material was categorised as Measured Resource if it was based on two or more close spaced drill holes with the blocks being extrapolated for 10 metres up or down

dip and 5 metres along strike. Indicated Resources were those blocks based on one intercept or two or more widely spaced intercepts that were projected for a maximum distance up or down dip of 30 metres and along strike up to 25 metres. Inferred Resources were those blocks extrapolated beyond the limits of the Measured and Indicated Resource blocks either up or down dip or along strike.

As will be noted from the earlier report section, part of the most recent drilling programme involved the completion of three deep diamond core holes. All three intersected the structure at the predicted depth which gives a high degree of assurance in the continuity of the mineralisation. The intercepts of the three core holes were extrapolated along strike, up dip and down dip either to a depth of 500 metres or to 10000mE in the eastern part of Mining Lease 27/169 where this constitutes the eastern boundary of the property.

The resource estimate based on the above procedure was stated to be:

Deposit	**Category**	**Tonnes**	**Grade in g/t Gold**
Parrot Feathers	Measured	100 000	3.8
	Indicated	990 000	3.2
	Inferred	1 740 000	3.1
	Total	2 830 000	3.4
Lindsays	Measured	39 000	2.1
	Indicated	880 000	2.1
	Inferred	3 790 000	3.7
	Total	4 709 000	3.4
Neves	Indicated	760 000	1.6
	Inferred	2 710 000	1.3
	Total	3 470 000	1.4
All Deposits	Measured	139 000	3.3
	Indicated	2 630 000	2.4
	Inferred	8 240 000	2.8
	Total	11 009 000	2.7

Carrick Vale
continued

The resources of the Parrot Feathers, Lindsays and Neves deposits extend over a strike length of around 850 metres. The mineralised structure within the Carrick Vale property is known from surface sampling to extend over approximately 4.5 kilometres. There is evidence from drilling to the south that the mineralisation is present in the subsurface at around 1.25 kilometres south of the Neves deposit. The resource estimate for the three intensely drilled deposits was therefore extended pro rata over the additional distance to derive an Inferred Resource estimate for this southern extension that was reported as:

Inferred Resource 16 200 000 tonnes at 2.7 g/t gold.

This Inferred Resource was considered to be of a lower level of confidence than the Inferred Resources of the Parrot Feathers, Lindsays and Neves deposits due to the lower density of data.

The estimate of the total resource of all categories was therefore reported to be:

Total Resource 27 209 000 tonnes at 2.7 g/t gold.

The successful intercepts of the three core holes provides high levels of confidence on the continuity of the structures and that the geological controls on mineralisation are understood. Nevertheless, the assumption of the continuity of the structures is considered to be the most critical factor affecting the quantity of estimated resource material. This factor has a potential impact on the Inferred Resources estimated both south of and at depth within the Parrot Feathers, Lindsays and Neves deposits.

Due Diligence on Resource Estimate

In the course of preparing this Independent Geologist's Report, due diligence was undertaken on the resource estimate prepared in 2004. The approach adopted was to select four cross sections at random and to prepare independent estimates of the tonnage and grade of resources attributable to each section and to compare these with the original 2004 cross sectional resource estimates.

Intercepts were calculated for each RC or core hole using a lower cut-off of 0.5 g/t gold. Internal waste up to one metre in apparent width was incorporated in the calculated intercepts. Intercepts were extended on section halfway to the adjacent drill hole or where appropriate to ground surface to form blocks. Blocks on section were generally extrapolated half way to adjacent sections 50 metres away to derive volumes that were converted to tonnages using an in situ bulk relative density of 2.7. For the parts of the deposit that were at the depth of the deep intercepts of the core holes, these latter intercepts were extrapolated along strike rather than the up dip intercepts of the RC holes being extrapolated downwards. Material within 10 metres of an RC or core hole intercept was categorised as Measured Resource, material from 10 metres to 30 metres was categorised as Indicated Resource with all other material being ascribed to the Inferred Resource category.

For comparison purposes, the equivalent resource for each of the selected sections was derived from the 2004 resource estimate data using the equivalent strike influence.

The results of this procedure are shown in Table B.

Carrick Vale
continued

Table B

Carrick Vale Property Due Diligence Resource Check

Resource Category	PP Consulting Contracting Geologists Tonnes	Grade	Tonnes x Grade	Mackay & Schnellmann Pty Limited Tonnes	Grade	Tonnes x Grade
10500mN						
Measured				106865	1.32	140634
Indicated	254591	1.34	340642	184445	1.31	241737
Inferred	480602	1.69	810776	671859	1.56	1049816
Total	735193	1.57	1151418	963169	1.49	1432187
10950mN						
Measured				25257	1.78	44971
Indicated	76234	2.01	152925	44433	1.86	82454
Inferred	492624	5.32	2621747	860521	3.40	2923796
Total	568858	4.88	2774672	930210	3.28	3051220
11100mN						
Measured				82921	3.61	299136
Indicated	279460	3.80	1060579	165841	3.61	598273
Inferred	286445	4.16	1191607	451940	2.73	1234104
Total	565905	3.98	2252186	700702	3.04	2131514
11200mN						
Measured	28051	3.55	99548	85785	3.33	285946
Indicated	200608	2.63	528301	54820	2.79	152992
Inferred	225696	2.10	473962	444359	2.52	1119241
Total	454355	2.43	1101811	584965	2.66	1558179
All Four Sections						
Measured	28051	3.55	99548	300827	2.56	770687
Indicated	810892	2.57	2082448	449540	2.39	1075456
Inferred	1485368	3.43	5098091	2428679	2.61	6326958
Total	2324310	3.13	7280086	3179046	2.57	8173100

Grades are in g/t gold.

As can be seen, there is a tendency for the due diligence resource check to give higher tonnes and lower grades than does the original resource estimate but on a contained gold basis there is very close agreement with the difference being around 10%. The difference on tonnes and grade is attributable to the inclusion of a certain amount of internal waste in the due diligence estimation method.

MINING HISTORY

Virtually all sources agree that there has been appreciable gold production from the Carrick Vale area although there is very little agreement in detail on the amount of such production.

At the end of the nineteenth century, production has been reported as 4237 tonnes at a grade of 19 g/t gold.

Production from the Carrick Vale area during the 1930s is reported as 950 tonnes at 3.0 g/t gold. In 1987, a further 15 tonnes was mined at a grade of 15.4 g/t.

Initial mining in the Trial Pit area was reportedly underground with 1361 tonnes at 7.0 g/t gold being produced between mid July 1987 and the end of January 1988. Another source gives the production from around this time as 278 tonnes at 13.5 g/t gold.

Subsequent mining was by open pit with 1449 tonnes at 3.0 g/t gold being produced between mid June 1988 and mid September 1989 although mining is reported in another source document to have ceased in January 1989. The grade is elsewhere stated to be a recovery grade with the head grade being 6 g/t gold.

Other sources report that over the mid 1988 to mid 1989 period, operations at the Trial Pit involved the mining of 272 000 tonnes of rock with 1700 tonnes at approximately 4 g/t gold being treated.

Approximately 4000 tonnes of material appear to have been removed from the Trial Pit in the early 1990s. The grade has been reported as around 4 g/t gold.

Within and around the Carrick Vale property, there is visible evidence of considerable small scale mining of surface material although in most cases of uncertain antiquity.

PROSPECTIVITY

The Carrick Vale property covers a significant northnorthwest striking, westerly dipping structure that has been the target for very extensive drilling and for which a JORC Code compliant resource has been estimated. In addition to this resource, the main structure is considered to extend further northnorthwest and southsoutheast. There are also exploration results that provide evidence for other targets within the property.

In the east central portion of the property are the Parrot Feathers, Lindsays and Neves deposit for which a cross sectional resource has been estimated over a strike length of around 850 metres and down to a maximum vertical depth of 500 metres based on deep core drilling. The resource attributed to these three deposits is stated to be:

Measured Resource	139 000 tonnes at 3.3 g/t gold
Indicated Resource	2 630 000 tonnes at 2.4 g/t gold
Inferred Resource	8 240 000 tonnes at 2.8 g/t gold
Total Resource	11 009 000 tonnes at 2.7 g/t gold

To the south of the cross sectional resource, there is strong evidence from drilling that the mineralised structure extends to the southern border of the property. Drilling density is insufficient to permit a cross sectional resource to be estimated for this material but an interpolated resource has been estimated that is given as:

Inferred Resource 16 200 000 tonnes at 2.7 g/t gold.

The cross sectional and interpolated resource estimates combined thus give:

Total Resource 27 209 000 tonnes at 2.7 g/t gold.

There is evidence from a drill hole and from rock chip sample results up to 7.47 g/t gold that the structure extends southward of the southern Inferred Resource to the southsoutheast towards the Black Swan gold deposit. The potential additional strike length in the south within the Carrick Vale property is around 700 metres. To the north of the Parrot Feathers deposit, soil geochemical sampling has defined an anomaly that is a probable northward extension to the mineralised structure. Limited RC drilling in the easternmost part of the anomaly gave a best result of 2 metres at 0.81 g/t gold. If the structure continues as far as the northern boundary of the property then there is around 1700 metres of strike length that constitutes an exploration target.

In the hanging wall and thus to the west of the main structure, there are additional targets that have resulted from previous exploration.

In the upper parts of the deeper holes drilled to intersect the main mineralised structure, a number of gold intercepts have been obtained that have been incorporated in the cross sectional resource estimate but that have often been extrapolated only a short distance up and down dip. All of the extensions to these intercepts warrant follow up exploration.

In the northernmost part of the property, RAB drilling in the southern part of Prospecting Licence 27/1639 returned best results of 0.95 g/t and 0.80 g/t gold with other supporting anomalous results. Within Prospecting Licence 27/1205, a gold geochemical anomaly has been detected by more than one survey with later RAB drilling giving a best result of 3 metres at 0.66 g/t gold and RC drilling a best result of 3 metres at 1.79 g/t gold: recent rock chip sampling in the same area has returned up to 139.00 g/t gold. In the central part of Prospecting Licence 27/1198, a rock chip sample returned 2.51 g/t gold on analysis. In Prospecting Licence 27/1203, a RAB hole in the west central part gave a best result of 4 metres at 0.43 g/t gold while further south two from four RC holes gave best results of 7.21 g/t and 4.93 g/t gold. All of these targets are on a northnorthwest trend that parallels the main mineralised structure and that well warrants further exploration.

To the west, within Prospecting Licence 27/1199, a series of anomalous results were obtained from exploration work that gave two rock chip samples with 3.60 g/t and 2.20 g/t gold contents respectively with RC holes giving lower but anomalous results up to 0.30 g/t gold.

Finally, to the east of the main structure in the extreme northeastern corner of Prospecting Licence 27/1256, a geochemical anomaly of greater than 20 ppb gold has been delineated.

PROPOSED EXPLORATION

Activities for the two year exploration programme for the Carrick Vale property will mainly concentrate on drilling. During the first year, RC drilling to block out a Measured Resource will be undertaken at the Parrot Feathers deposit along with the drilling of deep core holes. In the other parts of the property, exploration will involve mapping and rock sampling along with RAB drilling. Budget for the first year of exploration is $1 564 500. The budget for the second year is $1 415 500 with activities comprising RC drilling of the Lindsays deposit to Measured Resource status with additional RC drilling being undertaken elsewhere along with geological mapping and rock sampling. Total budget for the two year period is thus $2 980 000.

Halfway Hill

LOCATION AND ACCESS

The Halfway Hill property is located immediately south of the Carrick Vale property and is around 40 kilometres northnortheast of Kalgoorlie in the Eastern Goldfields of Western Australia. The property area is traversed by the unsealed road that runs northnortheastwards of Kalgoorlie to Yarri. Elsewhere within the property, access is by way of a mine approach road and station tracks along fence lines and across country by four wheel drive vehicle as the vegetation cover is moderate.

TENEMENTS

The Halfway Hill property comprises four Prospecting Licences numbered 27/1615 to 1618 inclusive and Exploration Licence Application 27/318. Aggregate area of the property net of excised portions is around 68 square kilometres.

GEOLOGY

Regional Geology

The Halfway Hill area is situated in the central part of the northnorthwest trending Archaean greenstone belt that runs between Norseman and Wiluna.

Local Geology

Exposure of the bedrock sequence is largely restricted to the extreme south of the property where there is a northnorthwest striking sequence of Archaean rocks comprising felsic volcanics, intrusives and volcaniclastics; sediments including slate and shale; and mafic volcanics and intrusives including dolerite, gabbro and basalt.

Superficial cover is present over most of the area and consists of Cainozoic colluvium and laterite and Quaternary alluvium.

Structure

There are two major faults inferred as existing in the eastern and western portions of the tenement area. Both faults trend northnorthwest although the orientation of the westernmost fault veers to northwesterly further north. The northern continuation of the easternmost fault is situated immediately to the east of the Carrick Vale property.

Mineralisation

Potentially economic mineralisation is not recorded from the Halfway Hill property although the Black Swan gold deposit is located a short distance to the east. This latter deposit is in an analogous structural setting to the mineralisation of the Carrick Vale property being a short distance to the west of the easternmost major inferred fault that trends northnorthwest.

PREVIOUS EXPLORATION

Introduction

In addition to the exploration activities that are described in the report sections below, during the site visit old drill hole collars that were probably either RAB or RC and that are not described in extant reports were observed near the northern boundary of the Halfway Hill property.

Also at the time of the site visit, vein quartz surface rubble was observed in the northern parts of the Halfway Hill property on the inferred eastern fault position and along strike from the Carrick Vale property.

Exploration 1980 to 1981

As part of a much larger programme of base metal exploration, five trenches were dug along an interpreted structure extending westnorthwest of the Black Swan gold deposit. Three of the trenches are in what is now the southern portion of the Halfway Hill property with the other two being to the west. Analytical results for samples are only available for the two easternmost trenches. Samples were collected from the trenches over or at five metre intervals and analysed for gold and in some instances for a suite of seven other elements. Gold results appear to have ranged up to 0.3 g/t although the units are not actually given in the source document.

Exploration 1982

Exploration was undertaken over an area that included what is now the southern part of the Halfway Hill property.

Focus of the exploration was on a Tertiary palaeo channel that trends in a northwestern direction and that is located just southwest of the present property boundary. Five RC holes for a total of 194 metres were drilled along the drainage with one of these being just south of the Halfway Hill property. Samples were analysed for gold along with a suite of six other elements. The near surface part of the hole returned two analyses that were anomalous in gold of 0.128 g/t and 0.109 g/t. The relevance to the Halfway Hill property is that the gold could have been derived from within the tenement.

Exploration 1985 to 1989

A large area mainly to the west of the present Halfway Hill property but covering a portion of its southern part was explored during the period.

Exploration activities that were completed within the present area comprised airborne magnetometry and radiometry and RAB drilling.

The RAB holes were completed on six east-west lines adjacent to what is now the western boundary of Exploration Licence 27/318 in the southwest corner and beyond the property to the south. In all, 62 holes were completed in this area for a total of 1653 metres with around 42 of the holes being within the present Halfway Hill property. Holes were on a 100 metre by 500 metre grid. Samples were taken over various intervals ranging up to 10 metres and were analysed for gold. The highest result was 0.190 g/t gold over 10 metres from a hole on the northernmost line. Bottom of hole samples over one metre intervals were also collected and analysed for gold and a suite of eighteen other elements. These samples delineated a gold geochemical anomaly around one kilometre long and orientated approximately north-south with a peak value of 0.044 g/t gold. The anomaly was open to the north.

Exploration 1991 to 1994

Exploration was undertaken over an area that lies mainly northwest of the Halfway Hill property but that overlaps what is now its extreme northwestern corner. The activity relevant to the present property was systematic soil sampling on a 500 metre by 500 metre grid. A few samples came from within the present tenement but none returned any anomalous results on analysis for gold.

Exploration 1992 to 1995

During the early part of the period, systematic soil sampling was undertaken over the southeastern portion of the present Halfway Hill property as well as a large area to the east that also covered part of the Carmelia property that is considered later in this report.

Initial sample spacing was on a 500 metre by 500 metre grid with around 70 samples being taken from the present Halfway Hill area. Samples were analysed for gold. One sample in the extreme southeastern part of the Halfway Hill tenement returned an anomalous result of 31.3 ppb gold. Follow up soil sampling was undertaken in this area closing up initially to 250 metres by 250 metres and finally to 50 metre spacing on east-west grid lines 200 metres apart with around 133 samples being collected in the latest phase. From this work, anomalous gold results were obtained with the maximum value being 80 ppb and with 29 samples having gold contents of 15 ppb or greater.

Follow up exploration consisted of the drilling of 41 RAB holes for 1826 metres: most of the holes are within the present Halfway Hill property with a small proportion being immediately south of the boundary. Sampling was over two metre intervals with four metre composite samples being submitted for analysis for gold. Geochemically anomalous gold was obtained from five holes with results ranging up to 990 ppb. The gold occurred at depth in sediments above bedrock. A geochemically anomalous bedrock result of 131 ppb gold over 7 metres was obtained from one hole immediately south of the Halfway Hill property.

MINING HISTORY

No gold production is recorded for the Halfway Hill property although the Black Swan mine that is to the east of the area and probably along strike from the Carrick Vale mineralisation considered earlier in this report is recorded as having produced 141.75 ounces of gold from 160 tonnes of ore during the 1897 to 1900 period for an average recovered grade of 27.6 g/t gold.

PROSPECTIVITY

The potential of the Halfway Hill property is for structurally controlled gold mineralisation in the Archaean bedrock sequence.

Exploration to date has been limited and possibly not optimally directed. The only systematic exploration that has been undertaken has been regional soil sampling over the southeastern portion of the property. This sampling was in an area where superficial cover is extensive and the proportion of bedrock is limited. There is also the consideration that the sampling was on a widely spaced grid that could easily fail to detect the narrow linear structural targets that are the deposit model for this area. Follow up RAB drilling returned a maximum result of 990 ppb gold over four metres in sediments over bedrock and geochemically anomalous gold at 131 ppb in bedrock immediately off the property.

Other exploration has not been systematic but has nevertheless returned tantalising anomalous gold results that have not been followed up. Among this evidence are geochemically anomalous gold up to 0.128 g/t in an alluvial drainage, gold in trench samples up to 0.3 g/t and RAB drilling results in the southwest part of the area that included 10 metres at 0.19 g/t gold and a north-south trending gold geochemical anomaly from bottom of hole samples that was open to the north and had a maximum result of 0.044 g/t gold.

The Halfway Hill property warrants systematic exploration using techniques that will obtain data relevant to the bedrock sequence.

PROPOSED EXPLORATION

Exploration of the Halfway Hill property will be carried out in conjunction with the Carmelia property. Activities over the two years will involve geological mapping and sampling to generate targets for further exploration at a budget cost of $20 000 for the two properties.

Carmelia

LOCATION AND ACCESS

The Carmelia property is located southeast of the Carrick Vale property and due east of the Halfway Hill property and is approximately 45 kilometres northeast of Kalgoorlie in the Eastern Goldfields of Western Australia. Access to the property is by way of the unsealed road that runs northnortheastwards of Kalgoorlie to Yarri and turning off this in a northeasterly direction firstly along the Kurnalpi Road and then after around four kilometres on to the Carmelia Station road. This latter road crosses the extreme southeastern corner of the property.

There are station tracks along fence lines and elsewhere that afford access to the other parts of the property. The area is moderately densely vegetated and thus it is possible to gain access to many other parts by travelling across country by four wheel drive vehicle.

TENEMENT

A single Exploration Licence Application 27/317 comprises the Carmelia property that has an area of around 42 square kilometres.

GEOLOGY

Regional Geology

The Carmelia property is situated in the central part of the northnorthwest striking Archaean greenstone belt that runs between Norseman and Wiluna.

Local Geology

The bedrock sequence is mainly exposed in the southwestern portion of the property where a northnorthwest striking sequence of Archaean rocks is known. The sequence comprises felsic volcaniclastics and volcanics some of which have a schistose texture and mafic volcanics and intrusives including dolerite, gabbro and basalt.

Superficial cover is present over much of the area comprising Cainozoic colluvium and laterite and Quaternary alluvium.

Mineralisation

No mineralisation is recorded on the Carmelia property area although the Black Swan gold deposit that was considered earlier under the Halfway Hill report section is situated to the west.

PREVIOUS EXPLORATION

Introduction

In addition to the recorded exploration activities that are described below, during the site visit in March 2004, quartz vein rubble was observed in the southwestern portion of the property as well as to the northeast and south of the tenement.

Exploration 1983 to 1991

A very large area mainly to the north of the Carmelia property was explored during the period. In 1987, a portion of the ground then held overlapped what is now the extreme northeastern corner of the Carmelia tenement. An aeromagnetic survey was completed with a geological interpretation.

Exploration 1989 to 1990

Exploration activities consisting of stream sediment and soil auger geochemistry were undertaken over an area that lies mainly south of the present Carmelia property but that also covered its southernmost portion.

In all, around forty stream sediment samples were collected and analysed by bulk cyanide leach. Around nine of these samples were located either within the present Carmelia area or on drainages that originate within it. Results ranged from 0.3 ppb to 4.2 ppb. The latter value was obtained in a drainage to the south near some old gold workings. In the Carmelia property area, the two highest results were 3.35 ppb on a drainage that originated in what is now the southwestern corner of the tenement and 1.55 ppb from an east flowing drainage that originates in the same general area.

The southern anomalous result was followed up with soil auger geochemistry of which the northernmost line virtually coincides with the southern boundary of the Carmelia property in the west. Holes were drilled to around one metre depth at 50 metre spacings on east-west lines 800 metres apart. Samples were composites of five adjacent holes and were analysed for gold by bulk cyanide leach. The highest result obtained from the line on the southern boundary was 2.85 ppb gold.

The anomalous stream sediment results from the southwestern portion of the Carmelia property do not appear to have been followed up.

Exploration 1992 to 1995

During the early part of the period, systematic surface soil sampling was carried out over the northern and central parts of the present Carmelia property as well as large areas to the north and west that also includes the southeastern portion of the present Halfway Hill property that has been considered earlier in this report.

Initial sampling was wide spaced and was on a 500 metre by 500 metre grid with some later infill with around 135 samples being taken from the present Carmelia property. Samples were analysed for gold. None of the samples returned anomalous results.

Exploration 1992 to 1995

Exploration was completed over an area that was located mainly northeast of the current Carmelia property but that overlapped its extreme northeastern part. Relevant exploration was soil sampling on a 100 metre by 500 metre grid with samples being analysed for gold. No anomalous results were obtained from the few samples that were located within what is now the Carmelia property.

MINING HISTORY

An old gold mining operation is recorded on the published geological map of the area as being situated in the south central part of the tenement but no further details are available.

PROSPECTIVITY

The potential for the Carmelia property is for gold mineralisation in the bedrock sequence in structurally controlled locations.

There has been very little exploration over the area and some of that which has been completed may not have been directed to best advantage. There was systematic surface soil sampling undertaken over the northern and central portions of the property but this area is almost entirely covered by Cainozoic colluvium and laterite and the approach was probably not applicable for searching for buried targets.

Other exploration has been peripheral to the Carmelia property area although one programme generated stream sediment anomalies of 3.35 ppb and 1.55 ppb gold on drainages that originate in the southwestern corner of the area. These results do not appear to have been followed up.

The Carmelia property warrants systematic exploration employing techniques that will generate data pertinent to the bedrock geology.

PROPOSED EXPLORATION

Exploration of the Carmelia property will be undertaken in conjunction with that of the Halfway Hill property as described in an earlier section of this report. The exploration budget for the two properties over the two year period is $20 000.

Martin Reynolds
Director
Mackay & Schnellmann Pty Limited

30 April 2004

Bibliography

CARRICK VALE

Anon., 1987 "Annual Report of Operations" unattributed but probably Modern Insulation 74 Pty Ltd, 9 April 1987. (Unpublished).

Anon., 1995 "Ore Resource Statement" Dover Consultants on behalf of Magenta Mining Pty Ltd, undated but enclosed with a letter dated 21 February 1995 from A.W. Popp. (Unpublished).

Anon., 1998 "Report on the Mineralisation Model of the Parrot Feathers Prospect" Sharp Ideas In Mining Pty Ltd on behalf of Dover Consultants Pty Ltd, June 1998. (Unpublished).

Anon., 1998 "Lindseys Find Resource Report" Dover Consultants Pty Ltd, September 1998. (Unpublished).

Chapman, G., 1989 "Annual Report for the "Gindalbie Project", North East Coolgardie Mineral Field, Comprising Prospecting Licences P 27/715, 746, 747, 750, 752, 753, 754, 758, 759 & Mining Leases M 27/1758, 1721" unattributed but probably AUR N.L., May 1989. (Unpublished).

Dormer, M.M.B., 1997 "Annual Report Lindsays Find Project P27/1205, 1256, 1257 for the Period to 26th August 1997" Gindalbie Gold NL, November 1997. (Unpublished).

Dormer, M.M.B., 1998? "Final Report Lindsays Find Project P27/1205, 1256, 1257 for the Period to 26th August 1998" Gindalbie Gold NL, undated but probably 1998. (Unpublished).

Jessup, A., 1996 "Annual Report for the Year Ending June 1996 P27/1205 Lindsays Project" Murilla Exploration Pty Ltd on behalf of Sand Queen Gold Mines N.L., 7 October 1996. (Unpublished).

King, R.M., 1996? "Annual Report September 1996 Lindsay's Find (Gindalbie) M 27/162" undated but probably late 1996. (Unpublished).

Kirchner, L.R., 1988 "Summary Report Geological Mapping of Lindsay's Find Area Gindalbie, W.A." unattributed but probably AUR N.L., August 1988. (Unpublished).

Paterson, P., 1999? "Lindsays Project Exploration on P27/1205 Annual Report for the Year Ending June 27th 1999" Tarnwood Pty Ltd on behalf of Richfield Resources NL, undated but probably the second half of 1999. (Unpublished).

Paterson, P., 1999? "Lindsays Project Exploration on P27/1256 Annual Report for the Year Ending December 3rd 1999" Tarnwood Pty Ltd on behalf of Richfield Resources NL, undated but probably the second half of 1999. (Unpublished).

Paterson, P., 1999? "Lindsays Project Exploration on P27/1257 Annual Report for the Year Ending December 3rd 1999" Tarnwood Pty Ltd on behalf of Richfield Resources NL, undated but probably the second half of 1999. (Unpublished).

Paterson, P., 2003 "Lindsay's Find Project Report Ending 5 March 2003" PP Consulting Contracting Geologists and Tarnwood Pty Ltd on behalf of Carrick Gold Ltd, 5 March 2003. (Unpublished).

Paterson, P.J., 2003 "Geologist's Report Lindsay's Find Project" Tarnwood Pty Ltd, PP Consulting Contracting Geologists and Prospect Promotions on behalf of Carrick Gold Ltd, undated but around May 2003. (Unpublished).

Paterson, P., 2003 "Lindsay's Find Project Exploration on P27/1198 Annual Report for the Period Ending 28th May 2003" PP Consulting Contracting Geologists on behalf of Carrick Gold Limited, undated but probably middle 2003. (Unpublished).

Paterson, P., 2003 "Lindsay's Find Project Exploration on P27/1199 Annual Report for the Period Ending 28th May 2003" PP Consulting Contracting Geologists on behalf of Carrick Gold Limited, undated but probably middle 2003. (Unpublished).

Paterson, P., 2003 "Lindsay's Find Project Exploration on P27/1200 Annual Report for the Period Ending 28th May 2003" PP Consulting Contracting Geologists on behalf of Carrick Gold Limited, undated but probably middle 2003. (Unpublished).

Bibliography
continued

Paterson, P., 2003 "Lindsay's Find Project Exploration on P27/1203 Annual Report for the Period Ending 28th May 2003" PP Consulting Contracting Geologists on behalf of Carrick Gold Limited, undated but probably middle 2003. (Unpublished).

Paterson, P., 2003 "Lindsay's Find Project Report for Exploration Work Completed on Tenement M27/169 Annual Report for Period Ending 1st June 2003" PP Consulting Contracting Geologists on behalf of Carrick Gold Limited, undated but probably middle 2003. (Unpublished).

Paterson, P., 2003 "Lindsay's Find Project Combined Report C306/1997 for Exploration Work Completed on Tenements P27/1205, P27/1256 and P27/1257 Annual Report for Period Ending 28th June 2003" PP Consulting Contracting Geologists on behalf of Carrick Gold Limited, undated but probably middle 2003. (Unpublished).

Paterson, P.J., 2003 "Lindsay's Find Project Geologist's Report June 2003 to September 2003 Mining Lease M27/169, Prospecting Licences P27/1198, P27/1199, P27/1200, P27/1203, P27/1205, P27/1256 & P27/1257" PP Consulting Contracting Geologists on behalf of Carrick Gold Limited, undated but around November 2003. (Unpublished).

Paterson, P.J., 2004 "Update to September 2003 Report" PP Consulting Contracting Geologists on behalf of Carrick Gold Limited, 30 January 2004. (Unpublished).

Paterson, P.J., 2004 "Carrick Vale Tenements Geologist's Report" PP Consulting Contracting Geologists on behalf of Carrick Gold Limited, April 2004. (Unpublished).

Price, G., 2000? "Lindsays Project Exploration on P27/1205 Annual Report for the Year Ending June 27th 2000" Tarnwood Pty Ltd on behalf of Richfield Resources NL, undated but probably the second half of 2000. (Unpublished).

Price, G., 2000? "Lindsays Find Project Exploration on P27/1256 and P27/1257 Geological Report for the Drilling Programme Conducted Between Friday, 17th of November and Wednesday, 22nd of November 2000" Tarnwood Pty Ltd on behalf of Richfield Resources NL, undated but probably late 2000. (Unpublished).

Price, G., 2001? "Lindsays Project Exploration on P27/1205 P27/1256 P27/1257 Annual Report for the Year Ending 2000" Tarnwood Pty Ltd on behalf of Richfield Resources NL, undated but probably early 2001. (No text but contains one report on each of the three tenements). (Unpublished).

Price, G., 2001? "Lindsays Project Exploration on P27/1256 Annual Report for the Year Ending December 3rd 2000" Tarnwood Pty Ltd on behalf of Richfield Resources NL, undated but probably early 2001. (Unpublished).

Price, G., 2001? "Lindsays Project Exploration on P27/1257 Annual Report for the Year Ending December 3rd 2000" Tarnwood Pty Ltd on behalf of Richfield Resources NL, undated but probably early 2001. (Unpublished).

Price, G., 2002 "Lindsay's Find Project Exploration on P27/1200 Annual Report for the Period Ending 1st October 2002" PP Consulting Contracting Geologists on behalf of Carrick Gold Limited, undated but probably late 2002. (Unpublished).

Price, G., 2002 "Lindsay's Find Project Exploration on P27/1203 Annual Report for the Period Ending 1st October 2002" PP Consulting Contracting Geologists on behalf of Carrick Gold Limited, undated but probably late 2002. (Unpublished).

Townsend, P., 1994? "Annual Report Lindsays Prospect Prospecting Lease 27 / 1205 Period - 28th June '93 to 27th June '94" Bamboo Gold Mines N.L., undated but probably the second half of 1994. (Unpublished).

Bibliography
continued

Townsend, P., 1994? "Annual Report Lindsay Project Prospecting Licence 27 / 1256 Period > 4th December '93 to 3rd December '94" Bamboo Gold Mines N.L., undated but probably late 1994. (Unpublished).

Townsend, P., 1994? "Annual Report Lindsay Project Prospecting Licence 27 / 1257 Period > 4th December '93 to 3rd December '94" Bamboo Gold Mines N.L., undated but probably late 1994. (Unpublished).

Washausen, G.F.A., 1992? "Annual Report to the Department of Mines for GML 27/1721 for the Period 01/01/91 to 31/12/1991" R.F. Stanley Mining Services Ltd., undated but probably early 1992. (Unpublished).

Washausen, G.F.A., 1992? "Annual Report to the Department of Mines for M 27/1758 for the Period 01/01/91 to 31/12/1991" R.F. Stanley Mining Services Ltd., undated but probably early 1992. (Unpublished).

Washausen, G.F.A., 1992? "Annual Report to the Department of Mines for M 27/ 155 for the Period 20/05/91 to 19/05/92" Proram International Pty. Limited probably on behalf of R.F. Stanley Mining Services Ltd, undated but probably mid 1992. (Unpublished).

Washausen, G.F.A., 1992? "Annual Report to the Department of Mines for P 27/1198 for the Period 29/05/91 to 28/05/92" probably Proram International Pty. Limited, undated but probably mid 1992. (Unpublished).

Washausen, G.F.A., 1992? "Annual Report to the Department of Mines for P 27/1199 for the Period 29/05/91 to 28/05/92" probably Proram International Pty. Limited, undated but probably mid 1992. (Unpublished).

Washausen, G.F.A., 1992? "Annual Report to the Department of Mines for P 27/1200 for the Period 29/05/91 to 28/05/92" probably Proram International Pty. Limited, undated but probably mid 1992. (Unpublished).

Washausen, G.F.A., 1992? "Annual Report to the Department of Mines for P 27/1203 for the Period 29/05/91 to 28/05/92" probably Proram International Pty. Limited, undated but probably mid 1992. (Unpublished).

Washausen, G.F.A., 1992? "Report to the Department of Mines for the Surrender of P 27/1197 Covering the Period 29/05/91 to 28/05/92" probably Proram International Pty. Limited, undated but probably mid 1992. (Unpublished).

Washausen, G.F.A., 1992? "Report to the Department of Mines for the Surrender of P 27/1202 Covering the Period 25/05/91 to 28/05/92" Proram International Pty. Limited, undated but probably mid 1992. (Unpublished).

Washausen, G.F.A., 1993? "Annual Report to the Department of Mines for P 27/1198 for the Period 29/05/92 to 28/05/93" Proram International Pty. Limited, undated but probably mid 1993. (Unpublished).

Washausen, G.F.A., 1993? "Annual Report to the Department of Mines for P 27/1199 for the Period 29/05/92 to 28/05/93" Proram International Pty. Limited, undated but probably mid 1993. (Unpublished).

Washausen, G.F.A., 1993? "Annual Report to the Department of Mines for P 27/1200 for the Period 29/05/92 to 28/05/93" Proram International Pty. Limited, undated but probably mid 1993. (Unpublished).

Washausen, G.F.A., 1993? "Annual Report to the Department of Mines for P 27/1203 for the Period 29/05/92 to 28/05/93" Proram International Pty. Limited, undated but probably mid 1993. (Unpublished).

Washausen, G.F.A., 1993? "Annual Report to the Department of Mines for R.F. Stanley Mining Services Ltd for M 27/155 for the Period 20/05/92 to 19/05/93" Proram International Pty. Limited on behalf of R.F. Stanley Mining Services Ltd, undated but probably mid 1993. (Unpublished).

Bibliography
continued

HALFWAY HILL

Harlow (?), A.G., 1983 "Relinquishment Report on Gold Exploration on: EL 27/1 - Lake Perkolilli EL 27/2 - Lake Paddock Dam" unattributed but The Broken Hill Proprietary Co. Ltd., January 1983. (Unpublished).

Fillis, P.N., 1981 "Annual Report Black Swan - Project 630 Temporary Reserve No. 7178H" Esso Exploration and Production Australia Inc., 8 January 1981. (Unpublished).

Fillis, P.N., 1981 "Final Report on Temporary Reserve 7178H" unattributed but Esso Exploration and Production Australia Inc., November 1981. (Unpublished).

Bell, L. and Frederickson, E.J., 1984 "Preliminary Investigation Black Swan Prospect, GML 27/1739" unattributed but probably Tern Associates Pty Ltd, 13 February 1984. (Unpublished).

Cotton, B.J., 1988 "Annual Report for Period Ending 18 November 1987 on P 27/540-3, 557-64, 566-67, 569-70, 597-602 and E 27/30 Halfway Hill, SH-51-10 Kurnalpi, W.A." CRA Exploration Pty. Limited, April 1988. (Unpublished).

Cotton, B.J., 1989 "Final and Annual Report for Period Ending 18 July 1989 on P 27/540-3, 557-64, 566-67, 569-70, 597-602 & E 27/30 Halfway Hill, SH-51-10, Kurnalpi, W.A." CRA Exploration Pty. Limited, September 1989. (Unpublished).

Baxter, R.W., 1993 "Exploration Work Carried Out on E27/78 (Mt. McLeay) in the Kanowna Area by Geopeko During the Period March 1992-March 1993" Geopeko, May 1993. (Unpublished).

Baxter, R.W., 1994 "Exploration Work Carried Out on E27/78 (Mt. McLeay) in the Kanowna Area by North Exploration During the Period March 1993-March 1994" North Exploration, June 1994. (Unpublished).

McDonald, I.R., 1995 "E27/82 Sampsons Dam Partial Surrender Report on Exploration Activity from 2 December 1991 to 1 December 1994" North Limited, April 1995. (Unpublished).

CARMELIA

Ruxton, P.A., 1991 "Annual and Surrender Report 1990 Mt. Mc Leay E 27/39" Billiton Australia, March 1991. (Unpublished).

Mill, J., 1987 "Gindalbie Project Annual Report for EL 27/34 for the Year Ended 5th October 1987" Auralia Resources N.L., December 1987. (Unpublished).

Baxter, R.W., 1993 "Exploration Work Carried Out on E27/78 (Mt. McLeay) in the Kanowna Area by Geopeko During the Period March 1992-March 1993" Geopeko, May 1993. (Unpublished).

McDonald, I.R., 1995 "E27/78 Mt McLeay Final Report on Exploration Undertaken During the Period March 1994 to March 1995" North Limited, June 1995. (Unpublished).

Kelly, M.C., 1995 "Surrender Report for E27/75 (Leaky Dam) and E27/88 (Holey Dam) Kalpini, W.A." North Limited, May 1995. (Unpublished).

Glossary of Technical Terms and Abbreviations

A

acid	pertaining to igneous rocks containing more than 60% silica
alluvium	a sediment deposited by water adj. alluvial
alteration	applied to rocks or rock forming minerals that have been chemically changed adj. altered
anomaly	a value or group of values higher or lower than expected often outlining a zone of potential exploration interest but not necessarily of commercial significance adj. anomalous
anticline	a fold where the rock strata dip outwards away from the axis adj. anticlinal ant. syncline
antiform	an anticline in strata where the stratigraphic direction is not known
Archaean	a division of geological time from the origin of the Earth to 2500 million years ago
Au	the chemical symbol for gold
auger	a screw-like tool used to obtain shallow samples
axis	see fold axis

B

basalt	a fine grained volcanic rock composed primarily of plagioclase feldspar and mafic minerals adj. basaltic
basement	a much older harder rock surface underlying more recent deposits
basic	pertaining to igneous rocks containing between 45% and 52% silica
bedrock	any solid rock underlying unconsolidated material
bulk density	the density of a substance including the natural voids
bulk relative density	the relative density of a substance including the natural voids
bulk sample	a large sample taken from a deposit usually for metallurgical purposes
bedrock	any solid rock underlying unconsolidated material
BLEG	Bulk Leach Extractable Gold, an analytical technique

C

Cainozoic	a division of geological time from 65 million years ago to the present
channel sample	a sample taken by the cutting of a regular channel over a distance, the most representative form of sample
chip sample	a sample taken by the collection of similar sized fragments generally at intervals over a distance
chip sample	a sample taken by the collection of similar sized fragments generally at intervals over a distance
clast	a fragment produced by physical weathering adj. clastic
clay	particles of less than 0.0039 millimetres often but nor always composed of clay minerals
clay mineral	a member of a large group of essentially aluminium silicate minerals with micro crystalline, colloidal or amorphous structure
colluvium	alluvium transported only a short distance before deposition adj. colluvial
composite sample	a sample formed by the aggregating of all or part of smaller samples
core drilling	a rotary drilling technique whereby a continuous cylindrical sample is produced
costean	a trench
cover	applied to rocks or a sequence of rocks that overlie older rocks usually basement
cross section	a drawing in the vertical plane through a geological feature at right angles to the feature's direction of elongation
cut-off	an upper or lower limit generally of grade applied during the estimation of a resource or reserve

D

density	the mass per unit volume of a substance
detritus	material derived from the mechanical disintegration of a parent rock adj. detrital
diamond or diamond core drilling	a rotary drilling technique using diamond set or impregnated bits whereby a continuous cylindrical sample is produced
dip	the angle that an inclined sedimentary layer, fault or other planar surface makes with the horizontal
dolerite	a medium grained intrusive rock mainly composed of feldspar and pyroxene adj. doleritic
dolly	a large mortar and pestle used to liberate free gold from rocks and the process of using such a dolly adj. dollied
dump	the waste rock left on the ground surface during mining

Glossary of Technical Terms and Abbreviations
continued

dyke	a tabular intrusive body of igneous rock that cuts across the layers it intrudes
E	
erosion	the wearing away of the Earth's crust by physical and chemical means adj. eroded, erosional
Exploration Licence	a type of mineral tenement
F	
fault	a fracture in rocks on which there has been movement on one of the sides relative to the other and parallel to the fracture adj. faulted
faulting	the general style and arrangement of faults in an area
feasibility study	a study to assess the economic viability of mining a mineral deposit
felsic	pertaining to light coloured silicate minerals that are poor in iron and magnesium and the rocks in which these minerals are abundant
ferruginisation	the introduction of iron in to a rock or deposit
fissile	pertaining to a material that can be split in to sheets
fold	a bend in a planar feature such as bedding usually resulting from deformation adj. folded
fold axis	the plane around which a fold is wrapped
G	
gabbro	a dark coloured basic igneous intrusive rock adj. gabbroic
geochemistry	the study of the variation of chemical elements in rocks or soils adj. geochemical adv. geochemically
grab sample	a sample taken by the random collection of fragments, the least representative form of sample
granite	a coarse grained igneous rock consisting essentially of quartz and more alkali feldspar than plagioclase adj. granitic
granitoid	an intrusive of generally granitic affinities
greenstone belt	an elongate area in Precambrian terrain comprising predominantly greenstone rocks
g/t	grams per tonne, a measurement of grade generally applied to precious metals, numerically equivalent to ppm
H	
head grade	the ore grade at which a mine produces
host rock	a rock that contains mineralisation
I	
Indicated Resource	the middle assured category of resource
Inferred Resource	the least assured category of resource
intrusion	a body of igneous rock that was intruded whilst molten in to the earth's crust syn intrusive
intrusive	a body of igneous rock that was intruded whilst molten in to the earth's crust syn intrusion
J	
JORC Code	the Australasian Code for the Reporting of Mineral Resources and Ore Reserves
L	
laterite	red residual soil or rock developed in humid tropical or sub tropical regions with good drainage; it contains concentrations of insoluble residual elements such as iron and aluminium adj. lateritic
M	
mafic	pertaining to dark coloured silicate minerals that are rich in iron and magnesium and the igneous rocks in which these minerals are abundant
magnetic survey	a geophysical survey made to record variations in the Earth's magnetic field syn. magnetometry
Measured Resource	the most assured category of resource
meta	a prefix meaning that the rock type has undergone metamorphism
metamorphism	the mineralogical, structural and chemical changes induced within solid rocks through the actions of heat, pressure or the introduction of new chemicals adj. metamorphic, metamorphosed
mineralisation	in economic geology the introduction of valuable elements in to a rock body or the result of such introduction adj. mineralised
Mining Lease	a type of mineral tenement
O	
ore	that part of a mineral deposit that can be economically exploited
ore shoot	an elongate mass of higher grade material within a deposit
oxide zone	the near surface part of a mineral deposit altered by atmospheric oxygen and water syn. oxidised zone

Glossary of Technical Terms and Abbreviations
continued

P

percussion drilling	rock drilling carried out by the hammering action of a pneumatically driven drill bit
plunge	the dip of a geological structure such as a fold axis adj. plunging
porphyry	an igneous rock with a comparatively fine grained matrix and scattered coarse mineral crystals adj. porphyritic
ppb	parts per billion, a measure of concentration
ppm	parts per million, a measure of concentration
Prospecting Licence	a type of mineral tenement
prospectivity	the degree to which an area is judged to have the potential to contain a mineral deposit
pyritisation	the introduction of pyrite in to a rock or deposit

Q

quartz	a very common mineral composed of silicon and oxygen SiO2
Quaternary	a time period from 1.8 million years ago to the present

R

RAB	Rotary, Air Blast, a rotary drilling technique that uses compressed air to clear the drill bit of cuttings and return them to the surface
RC	Reverse Circulation, a rotary percussion drilling technique in which the samples are returned to the surface inside the drill rods minimising contamination
regolith	the variegated unconsolidated material that overlies bedrock syn. soil
relative density	the ratio of the density of a substance divided by the density of water syn. specific gravity
reserve	that part of a resource that can be mined, treated and sold at a profit
residual	pertaining to mineral or sedimentary deposits that have formed by the removal of much of the original material by erosion or weathering
resource	quantitative estimate of material in a mineral deposit that is potentially exploitable at a profit

S

sample	collected material that is intended to be representative of a larger body of material
sampling	the processes by which samples are obtained
schist	a foliated metamorphic rock easily split in to sheets adj. schistose
sediment	solid material whether mineral or organic that has been moved from its position of origin and redeposited adj. sedimentary
shaft	a vertical access to an underground mine
shale	a laminated sedimentary rock in which most particles are clay size adj. shaley
shear	a form of deformation where movement occurs parallel to geological contacts adj. shearing, sheared
shear zone	a zone of many parallel shears
shoot	see ore shoot
slate	a very fissile fine grained metamorphic rock
soil	the variegated unconsolidated material that overlies bedrock syn. regolith
soil sampling survey	a geochemical exploration technique where soil is the sampling medium syn. soil geochemistry
specific gravity	the ratio of the density of a substance divided by the density of water syn. relative density
stock	an intermediate size intrusive
strike	the direction of a horizontal line in the plane of an inclined sedimentary layer, fault or other planar surface perpendicular to the direction of dip
structure	the general arrangement of rock masses in an area resulting from folding, faulting etc adj. structural adv. structurally

V

Valmin Code	the Code and Guidelines for Technical Assessment and/or Valuation of Mineral and Petroleum Assets and Mineral and Petroleum Securities for Independent Expert Reports
vein	a tabular or sheet like mineral filled fracture adj. veined collect. veining
volcanic	pertaining to a rock originating from the activities of volcanoes
volcaniclastic	pertaining to a clastic rock with a high proportion of volcanic derived material

W

weathering	a process of change to rocks brought about by their exposure to oxygen and water adj. weathered

STANTON PARTNERS CORPORATE PTY LTD
A.C.N 063 036 331
1 HAVELOCK STREET WEST PERTH WESTERN AUSTRALIA 6005
TELEPHONE (08) 9481 3188 FACSIMILE (08) 9321 1204

20 September 2004

The Directors
Carrick Gold Limited
Level 9
37 St Georges Terrace
PERTH wa 6000

Dear Sirs

RE: INDEPENDENT ACCOUNTANT'S REPORT

1. Introduction

This report has been prepared at the request of the Directors of Carrick Gold Limited ("Carrick" or "the Company") for inclusion in a prospectus to be dated on or around 22 September 2004 ("the Prospectus") relating to the proposed issue by Carrick of 30,000,000 shares to be issued at a price of 20 cents per share along with one free attached share option for every two shares applied for to raise a gross $6,000,000. The minimum subscription is $4,800,000 (15,000,000 shares from the public). The interests of Mr F Carr are owed $1,860,000 as at 31 July 2004. It is proposed that 9,000,000 of the shares referred to above will be subscribed for by the interests of Mr F Carr and the proceeds received used to reduce the debts by $1,800,000. Thus the amount raised from the public will be $4,200,000 (or $3,000,000 if minimum subscriptions only are taken) and the amount raised from the interests of Mr F Carr will be $1,800,000.

2. Basis of Preparation

This report has been prepared to provide investors with information on historical results, the assets and liabilities of Carrick and the pro-forma assets and liabilities of Carrick as noted in Appendix 3. The historical and pro-forma financial information is presented in an abbreviated form, insofar as it does not include all of the disclosures required by Australian Accounting Standards applicable to annual financial statements in accordance with the Corporations Act 2001. This report does not address the rights attaching to the securities to be issued in accordance with the Prospectus, nor the risks associated with the investment. Stanton Partners Corporate Pty Ltd has not been requested to consider the prospects for Carrick, the securities on offer and related pricing issues, nor the merits and risks associated with becoming a shareholder, and accordingly, has not done so, nor purports to do so. Stanton Partners Corporate Pty Ltd accordingly, takes no responsibility for those matters or for any matter or omission in the Prospectus, other than responsibility for this report. Risk factors are set out in Section 11 of the Prospectus.

3. Background

Carrick is a company incorporated on 1 May 2002 (with an issued capital of 1 share) for the purpose of acquiring the Lindsay's Find gold tenements and embarking on a programme of gold exploration. In August 2002, a total of 19,999,999 shares were issued to raise a gross amount of $200,000. In December 2002, 8,000,000 shares were issued to raise a gross $275,000. In December 2003, a further 2,000,000 shares were issued to raise a gross $400,000. The director shareholding interests' in Carrick is outlined in Section 10.3 of the Prospectus.

In 2002, Carrick acquired certain mineral interests in the Lindsay's Find area, approximately 50 kilometres north-west of Kalgoorlie-Boulder, Western Australia. The vendor was Mulroy Investments Pty Ltd, a company controlled by interests associated with Mr F Carr, a director of Carrick. The purchase consideration was the reimbursement of $1,005,375 of prior acquisition and exploration and tenement holding costs. Since incorporation and to 31 July 2004, the Company has borrowed a net $854,625 from Mr Frank Carr and various parties and entities associated with him.

In December 2003, the Company acquired various tenements and mineral information from Anglo Gold Ltd pursuant to a 14 November 2003 sale and purchase agreement. The amount paid was $50,000. In October 2003, the company acquired various tenement interests from several parties at a cost of $25,000.

It is proposed that as part of the 30,000,000 shares to be issued pursuant to the Prospectus, the interests of Mr F Carr will subscribe for 9,000,000 shares and the proceeds received will be used to repay part of the debt due to the interests of Mr F Carr to the extent of $1,800,000. Thus the actual amount raised from the public will be $3,000,000 (ignoring minimum subscriptions).

The Company Secretary and Business Development manager, Mr B A Jaggard is employed at the rate of $50,000 per annum plus statutory superannuation. No formal contract has been entered into with Mr Jaggard. Further details on material contracts are outlined in the Material Contracts Section 17 referred to elsewhere in the Prospectus.

Further details on the tenement portfolios of Carrick are referred to elsewhere in the Prospectus. Potential investors should read the Prospectus in full (that includes a Geologist's Report, an Independent Geologist's Report and a Solicitors' Report). We make no comments as to ownership or values of the mineral tenement interests of Carrick.

4. Scope of Examination

You have requested Stanton Partners Corporate Pty Ltd to prepare an Independent Accountant's Report on:

(i) The statement of financial performance of Carrick for the period from incorporation to 30 June 2003 and for the year ended 30 June 2004;

(ii) The statement of financial position of Carrick as at 30 June 2004; and

(iii) The pro-forma statement of financial position of Carrick as at 30 June 2004 adjusted to include funds to be raised by the Prospectus and the completion of transactions referred to in note 2 of Appendix 3;

All of the financial information other than the pro-forma financial information referred to above has been audited by Stanton Partners, an accounting firm affiliated with Stanton Partners Corporate Pty Ltd. The directors of Carrick are responsible for the preparation and presentation of the historical and pro-forma financial information, including the determination of the pro-forma transactions. We have examined the financial statements and other relevant information and made such enquiries, as we considered necessary for the purposes of this report. The scope of our examination was substantially less than an audit examination conducted in accordance with Australian Auditing Standards and accordingly, we do not express such an opinion. Our examination included:

(i) Discussions with directors and other key management of Carrick;
(ii) A review of contractual arrangements;
(iii) A review of publicly available information; and
(iv) A review of work papers, accounting records and other documents.

5. Opinion

In our opinion, the pro-forma statement of financial position as set out in Appendix 2 presents fairly, the pro-forma statement of financial position of Carrick as at 30 June 2004 in accordance with the accounting methodologies required by Australian Accounting Standards on the basis of assumptions and transactions set out in Appendix 3. No opinion is expressed on the historical results, as shown in Appendix 1, except to state that nothing has come to our attention which would require any further modification to the financial information in order for it to present fairly, the results of the periods identified.

Based on the current information on Carrick, the adoption of the International Accounting Standards (Australian equivalents) from 1 January 2005 should have no material effect on the reported results as disclosed in the Statement of Financial Performance or the reporting on the assets, liabilities and equity as disclosed in the Statements of Financial Position in Appendix 2 and 3 respectively. However, the exposure draft pertaining to the extractive industries will make it more difficult to carry forward capitalised exploration and evaluation expenditure as an asset as the criteria to carry forward is to be more onerous and an impairment test may apply. This may lead to a requirement to write off all or a part of exploration and evaluation expenditure capitalised. To the best of our knowledge and belief, there have been no other material items, transactions or events subsequent to 30 June 2004, that have come to our attention during the course of our review which would cause the information included in this report to be misleading.

6. Other matters

At the date of this report, Stanton Partners Corporate Pty Ltd does not have any material interest in Carrick either directly or indirectly, or in the outcome of the offer. Stanton Partners, an accounting firm affiliated with Stanton Partners Corporate Pty Ltd were appointed auditors of Carrick in 2002. Stanton Partners Corporate Pty Ltd and Stanton Partners were not involved in the preparation of any other part of the Prospectus, and accordingly, make no representations or warranties as to the completeness and accuracy of any information contained in any other part of the Prospectus. Stanton Partners Corporate Pty Ltd consents to the inclusion of this report (including Appendices 1 to 3) in the Prospectus in the form and content in which it is included. At the date of this report, this consent has not been withdrawn.

Yours faithfully

STANTON PARTNERS CORPORATE PTY LTD

J P Van Dieren FCA
Director

APPENDIX 1

AUDITED STATEMENTS OF FINANCIAL PERFORMANCE

	1 May 2002 to 30 June 2003 $	Year Ended 30 June 2004 $
Revenue	6,160	3,884
Administrative costs	138,882	238,743
Exploration costs	61,756	-
Net (loss) before tax	(194,478)	(234,589)
Income Tax expense attributable to net loss	-	-
Net (loss) after tax	(194,478)	(234,589)

APPENDIX 2

STATEMENTS OF FINANCIAL POSITION

	Note	Note Audited 30 June 2004 $	Pro-forma Unaudited 30 June 2004 $
Current Assets			
Cash Assets	3	18,949	3,571,999
Receivables		2,283	2,283
Total Current Assets		21,232	3,574,282
Non Current Assets			
Exploration Expenditure	4	2,286,381	2,286,381
Total Non Current Assets		2,286,281	2,286,381
Total Assets		2,307,613	5,860,663
Current Liabilities			
Payables		5 51,950	-
Other loans		6 1,810,000	60,000
Total Current Liabilities		1,861,950	60,000
Total Liabilities		1,861,950	60,000
Net Assets (Deficiency)		445,663	5,800,663
Equity			
Contributed Equity		7 875,000	6,345,000
Accumulated Losses	8	(429,337)	(544,337)
Total Equity (deficiency)		445,663	5,800,663

To be read in conjunction with Appendix 3

APPENDIX 3

NOTES TO THE STATEMENTS OF FINANCIAL PERFORMANCE AND STATEMENTS OF FINANCIAL POSITION

1. Statement of Significant Accounting Policies

(a) Basis of Accounting

The audited statements of financial performance and audited and unaudited statements of financial position have been prepared in accordance with applicable accounting standards, Corporations Act and mandatory professional reporting requirements and we have made such disclosures as considered necessary. They have also been prepared on the basis of historical cost and do not take into account changing money values. The accounting policies have been consistently applied, unless otherwise stated. To date, the Company's ability to continue as a going concern has been dependent upon the financial support of the interests of Mr F Carr.

(b) Income Tax

The company adopts the liability method of tax effective accounting, whereby the income tax expense in the profit and loss statement is based on the operating profit before tax adjusted for permanent differences. Future income tax benefits are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Future income tax benefits in relation to tax losses are not brought to account unless there is virtual certainty of realisation of the benefit. The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income tax legislation, the anticipation that the company will derive sufficient future assessable income to enable the benefit to be realised and that the company will comply with the conditions of deductibility imposed by the law.

(c) Exploration, evaluation and development expenditure

Exploration, evaluation and development costs are accumulated in respect of each separate area of interest. Exploration and evaluation costs are carried forward where right of tenure of the area of interest is current and they are expected to be recouped through sale or successful development and exploitation of the area of interest or, where exploration and evaluation activities in the area of interest have not yet reached a stage that permits reasonable assessment of the existence of economically recoverable reserves. When an area of interest is abandoned or the Directors decide that it is not commercial, any accumulated costs in respect of that area are written off in the financial period the decision is made. Each area of interest is also reviewed at the end of each accounting period and accumulated costs written off to the extent that they will not be recoverable in the future. Amortisation is not charged on costs carried forward in respect of areas of interest in the development phase until production commences.

(d) Payables

Accounts payable represent the principal amounts outstanding at balance date, plus, where applicable, any accrued interest.

(e) Recoverable Amount of Non Current Assets

The carrying amounts of non-current assets are reviewed annually by Directors to ensure they are not in excess of the recoverable amounts from those assets. The recoverable amount is assessed on the basis of the expected net cash flows, which will be received from the assets employed and subsequent disposal. The expected net cash flows have not been discounted to present values in determining recoverable amounts.

(f) Operating Revenue

Revenue represents interest received and reimbursements of exploration expenditures.

APPENDIX 3

NOTES TO THE STATEMENTS OF FINANCIAL PERFORMANCE AND STATEMENTS OF FINANCIAL POSITION (CONTINUED)

2. Actual and Proposed Transactions to Arrive at Pro-forma Unaudited Statement of Financial Position

Actual and proposed transactions adjusting the 30 June 2004 audited statement of financial position in the unaudited pro-forma statement of financial position:

(a) The issue of 30,000,000 ordinary shares at 20 cents each (along with one free share option for every two shares subscribed for) pursuant to the Prospectus of which 9,000,000 are issued to the interests of Mr F Carr and debts of $1,800,000 are repaid owing to the interests of Mr F Carr (net capital raising after repayment of $1,800,000 debt and before capital raising costs, to be $4,200,000);

(b) The payment of expenses of the public issue totalling an estimated $530,000 and expensed against contributed equity;

(c) The payment of accounts payable as at 30 June 2004 of $51,950 (includes $40,000 owing to directors for director's fees);

(d) The payment of further administration expenses to 30 October 2004 estimated at $75,000 and stamp duty of $40,000;

(e) The further borrowings of $50,000 from the interests of Mr F Carr subsequent to 30 June 2004.

	Note 2	Note 2 Audited 30 June 2004 $	Unaudited Pro-forma 30 June 2004 $
3. Cash at bank			
The movements in cash at bank are as follows:			
Audited 30 June 2004		18,949	18,949
Issue of shares pursuant to Prospectus, net of repayment of debts due to interests of Mr F Carr	(a)	-	4,200,000
Prospectus issue costs	(b)	-	(530,000)
Payment of accounts payable	(c)	-	(51,950)
Operating expenses/stamp duty	(d)	-	(115,000)
Borrowings from interests of Mr F Carr	(g)	-	50,000
	18,949	3,571,999	

APPENDIX 3

NOTES TO THE STATEMENTS OF FINANCIAL PERFORMANCE AND STATEMENTS OF FINANCIAL POSITION (CONTINUED)

	Note 2	Note 2 Audited 30 June 2004 $	Unaudited Pro-forma 30 June 2004 $
4. Exploration Expenditure			
Tenement acquisitions, at cost		1,099,454	1,099,454
Exploration expenditure, at cost		1,186,927	1,186,927
		2,286,381	2,286,381

The recoverability of exploration costs capitalised is dependent upon the successful commercialisation of the relevant mineral projects. In the event of the failure to commercialise the projects (by development or sale), the costs pertaining to the projects may need to be written off.

	Note 2	Note 2 Audited 30 June 2004 $	Unaudited Pro-forma 30 June 2004 $
5. Payables			
Accounts payable and accruals		51,950	51,950
Payment of other accounts payable	(c)	-	(51,950)
		51,950	-
6. Other loans/Convertible Notes			
Owing to interests associated with Mr F Carr		1,810,000	1,810,000
Less: part payment of debt	(a)		(1,800,000)
Add: further borrowings	(e)	-	50,000
		1,810,000	60,000
7. Equity			
(A) Contributed Equity			
30,000,000 shares issued at 30 June 2004		875,000	875,000
30,000,000 shares issued at 20 cents each of which 9,000,000 were subscribed for by the interests of Mr F Carr and debts of $1,800,000 extinguished	(a)	-	6,000,000
		875,000	6,875,000
Less: share issue costs	(b)	-	(530,000)
Pro-forma shares (60,000,000 shares)		875,000	6,345,000

In the event that only the minimum subscription ($4,800,000 of which $3,000,000 is to come from the public) was received, the number of shares on issue would reduce to 54,000,000 and the contributed equity would reduce to $5,205,000 (assuming capital raising costs of $470,000) and the cash reserves would reduce to $2,431,199.

APPENDIX 3

NOTES TO THE STATEMENTS OF FINANCIAL PERFORMANCE AND STATEMENTS OF FINANCIAL POSITION (CONTINUED)

(B) Share Options

Issued
15,000,000 share options exercisable at 20 cents each, on or before 31 December 2006.

Proposed to be issued
15,000,000 share options (12,000,000 share options if only minimum subscription raised), each option exercisable at 20 cents each, on or before 31 December 2006.

	Note 2	Note 2 Audited 30 June 2004 $	Unaudited Pro-forma 30 June 2004 $
8. Accumulated Losses			
Accumulated losses at beginning of the period		429,337	429,337
Further operating expenses/stamp duty	(d)	-	115,000
Accumulated losses at end of the period		429,337	544,337

9. Contingent Liabilities

Native Title claims may arise. Other than any obligations arising from such potential claims, we had been advised by the Directors of Carrick that there are no other contingent liabilities.

10. Rental of Premises Commitment

The Company has no obligations for the rental of premises as at 30 June 2004. Currently, it is paying an associated company (associated with Mr F Carr), a rental of approximately $5,500 per month.

11. Exploration Commitments

Details on the planned exploration expenditure over the next two years (after listing of the Company on the ASX) are outlined in the Independent Geologist's Report in Section 14 of the Prospectus.

12. Management and Employment Commitments

There exists a commitment to pay Mr B A Jaggard a salary of $50,000 per annum plus statutory superannuation in the first year of operations after listing of the Company on the ASX. Since 30 June 2004, Mr Jaggard continues to be paid a monthly salary. There in no material outstanding annual leave payable to Mr Jaggard as at 30 June 2004.

Lawton Gillion

Barristers & Solicitors

Garry Hamilton Lawton
Ian Ross Gillon
Simon Christopher England
Associate:
Joanne Pinnington

3rd Floor
19 Pier Street
Perth WA 6000
Telephone (08) 9221 5445
Fax (08) 9221 4224
Email lawyer@lawtongillon.com.au

16 September 2004

Our Ref: RG 14333 142G3.doc.1 fc
Your Ref:

The Directors
Carrick Gold Limited
Level 9
37 St Georges Terrace
PERTH WA 6000

Dear Sirs

Re: SOLICITOR'S REPORT ON MINING TENEMENTS

This report is prepared for inclusion in a prospectus to be dated on or about 22 September 2004 to be issued by Carrick Gold Limited ("Carrick Gold") for an issue of 30,000,000 ordinary shares at 20 cents each in the capital of Carrick Gold.

This report relates to the mining tenements either held by or applied for by Carrick Gold or otherwise mining tenements that Carrick Gold has agreed to purchase in Western Australia set out in the Schedule of Mining Tenements which forms part of this report.

We have conducted searches of the tenements in the register maintained by the Western Australian Department of Industry and Resources ("the Department") and other records maintained by the Department pursuant to the *Mining Act 1978 (as amended)* ("the Mining Act"). As a result of those searches and subject to relying on the searches and information obtained from the Department, we are satisfied that:

1. the details of the tenements as set out in the Schedule are accurate; and
2. where an application for extension of a term of a mining tenement is pending, that fact is disclosed in the Schedule; and
3. where title to a tenement has not been granted, that fact is disclosed in the Schedule.

The Aboriginal Heritage Act 1972, Western Australia ("WA Heritage Act") applies to the tenements. The Heritage Act makes it an offence to alter or damage any Aboriginal site or object on or under an Aboriginal site. The site is defined to include any sacred ritual or ceremonial site which is of importance and of special significance to persons of Aboriginal descent. There is no requirement or need for a site to be registered in a public record or to be in any way acknowledged as an Aboriginal site for it to qualify as an Aboriginal site for the purposes of the WA Heritage Act.

The Aboriginal and Torres Straight Islander Heritage Act 1984 ("Commonwealth Heritage Act") applies to all the tenements and is aimed at the preservation and protection from desecration of significant Aboriginal areas and significant Aboriginal objects. An area or object is found to be desecrated if it is used or treated in a manner inconsistent with Aboriginal tradition.

The High Court of Australia held in *Mabo v Queensland (No. 2) (1992) 175 CLR* ("the Mabo Case") that the law of Australia recognises and will continue to protect the native title rights of Aboriginal Australians in cases where those rights have not otherwise been extinguished. The *"Racial Discrimination Act"* 1975 enacted by the Commonwealth of Australia is binding on the State of Western Australia. The *Racial Discrimination Act* makes racial discrimination unlawful. The Mabo Case created uncertainty as to the validity of tenements granted, renewed or extended after 31 October 1975 and of conversions of mining leases occurring after that date. It may be that at some future time compensation will be payable in respect of the extinguishment or interference with native title.

On 1 January 1994, the Commonwealth enacted the *Commonwealth Native Title Act* ("Native Title Act") which Act was amended in 1998 by the *Native Title Amendment Act.* The effect of the Native Title Act is to give statutory protection to native title and the effect of the amendments made in 1998 is to give certainty and validity to titles to tenements which may have been invalidly granted over pastoral leases and other leasehold interests between 1 January 1994 and 23 December 1996.

The Western Australian Government has implemented the Titles (Validation) and Native Title (Effect of Past Acts) Act 1995 which adopts the Native Title Act as amended in Western Australia.

We have not undertaken searches to ascertain if any Aboriginal sites have been registered in the vicinity of the tenements under any appropriate legislation as there is no obligation to register sites and in any event, the exact location of the sites is not ascertainable from such searches. Further, these enquiries are generally done by the mining company after the mining tenure applied for is granted and once a particular work programme has been determined.

To ensure that it does not contravene any applicable legislation while carrying out operations on the tenements, the company will need to conduct heritage surveys to determine if any Aboriginal sites exist within the area of the tenements and if so, would need to ensure that any interference with such Aboriginal sites is in strict conformity with the provisions of the legislation as appropriate.

Three native title claims have been made over all the tenements. The claimants are the Widgi People, the Maduwongga People and the Central East Goldfields People. While the status of the tenements is dealt with in the Schedule, we point out by way of summary that:

(a) we have assumed the results of the searches which we have made or caused to be made of the Register established and maintained pursuant to the Mining Act and our enquiries are accurate; and

(b) the holding of the tenements is subject to compliance with the terms and conditions of the provisions of the Mining Act.

Tenements

The tenements comprise Exploration Licences applied for, Mining Leases granted, Prospecting Licences granted and Prospecting Licences applied for under the Mining Act.

(a) Exploration Licence

An Exploration Licence remains in force for a period of 5 years. The Minister for State

Development ("the Minister") may extend the term for a further period or periods of 1 or 2 years. An Exploration Licence cannot be assigned during the first year of its term without the prior written consent of the Minister. Thereafter there is no restriction on assignment.

Pursuant to sections 67(1) and 75(7) of the Mining Act, the holder of an Exploration Licence may apply and, subject to the provisions of the Mining Act and the conditions of the licence, have the right to have granted one or more Mining Leases over any of the land within the area of the licence. Prior to the expiration of the term of the Exploration Licence set out in the schedule, an application may be made to convert it to one or more Mining Leases.

(b) Prospecting Licence

A Prospecting Licence remains in force for a period of 2 years and may be renewed for a further period of 2 years. The holder of a Prospecting Licence may apply to have the licence converted to a Mining Lease.

(c) Mining Lease

A Mining Lease remains in force for a period of 21 years and may be renewed for successive periods of 21 years. It is a breach of the condition of the Mining Lease to assign it without prior written consent of the Minister. In the case of a Mining Lease application which is a conversion from either a Prospecting Licence or an Exploration Licence, if the licence is assigned, the Mining Lease application continues in the name of the assignee.

(d) General conditions

Mining tenements are granted subject to the various conditions prescribed by the Mining Act, including payment of rent, compliance with minimum expenditure, the provision of security deposits or bonds and reporting requirements.

Certain conditions which apply to one or more of the tenements include standard environmental conditions. Tenements are also subject to statutory requirements of certain other acts, including Aboriginal heritage legislation, environmental protection legislation and rights in water legislation. These standard conditions are not detailed in the notes to the schedule.

(e) Specific conditions

Specific conditions applicable to the individual tenements are detailed in the notes to the schedule.

Yours faithfully

LAWTON GILLON

17 Material Contracts

The Directors consider that certain contracts and undertakings are material to the Company and are of such a nature that an investor may wish to have particulars of them when making an assessment of whether to apply for IPO Shares. Set out below are summaries of the more important provisions of contracts or undertakings to which the Company is or will be a party, which are or may be material in terms of the Issue or the operations of the business of the Company or otherwise are or may be relevant to a potential investor in the Company.

To fully understand all rights and obligations in the material contracts, it is necessary to read them in full. Verified true copies of each material contract or a memorandum containing particulars of each contract will be available for inspection free of charge by any person at the registered office of the Company during normal business hours for a period of at least 12 months from the date of lodgement of the Prospectus with the ASIC.

An agreement entered into between Mulroy Investments Pty. Ltd. ('Mulroy') and the Company whereby Mulroy agreed to sell and the Company agreed to purchase the tenements particularised in the Schedule of Tenements as being held by Mulroy to the Company for the consideration of $1,005,375.00 being reimbursement of exploration or acquisition costs incurred by Mulroy. Settlement is to take place within 7 days of the date upon which the Company is admitted to the Official List.

A royalty agreement entered into between the Company and Regalwest Pty. Ltd. whereby the Company agrees to pay to Regalwest Pty. Ltd. a royalty at the rate of 2 per cent of all gold extracted from the Company's existing tenements, including the tenements to be acquired by the Company from Mulroy Investments Pty. Ltd.

17.1 Related Party Agreements

Bevan Jaggard Employment

The Company employs Bevan Jaggard on a full-time basis in the position of Company Secretary and Project Manager at a gross annual salary of $50,000, not including superannuation (statutory minimum contributions). The salary is subject to annual review by the Board.

Noble Pacific Limited

Noble Pacific Limited will act as lead manager to the Offer for which function it will be paid a fee of 1% of the amount raised. Mr. Frank Carr is a director and principal shareholder of Noble Pacific Limited.

18 Experts' Consents and Disclaimers

Stanton Partners Corporate Pty Ltd is included in this Prospectus and has given, and has not before lodgement of this Prospectus withdrawn, its consent to the issue of this Prospectus with its Independent Accountant's Report included in the form and context in which it is included in this Prospectus. Stanton Partners Corporate Pty Ltd have not been involved in the preparation of this Prospectus excluding the matters covered by their Independent Accountant's Report and, accordingly, make no representations or warranties with respect to the completeness or accuracy of the information contained in the Prospectus.

Stanton Partners has given, and has not before lodgement of this Prospectus withdrawn, its consent to be named as auditors of the Company and it has consented to references to audited financial figures herein and in the Independent Accountant's Report of Stanton Partners Corporate Pty Ltd. Stanton Partners has been named in this capacity only for information purposes.

Noble Pacific Limited has given, and has not before lodgement of this Prospectus withdrawn, its consent to be named in the Prospectus as Lead Manager. Noble Pacific Limited is involved only in so far as it pertains to the performance of that function. Mr. Frank Carr is a director and shareholder of Noble Pacific Limited.

Advanced Share Registry Services has given, and has not before lodgement of this Prospectus withdrawn, its consent to be named in the Prospectus as share registry of the Company. Advanced Share Registry Services have been named in this capacity only for information purposes.

Peter Paterson has given, and has not before lodgement of this Prospectus withdrawn, his consent to be named in the Prospectus. Peter Paterson has been involved only in so far as it pertains to the preparation of the geologist's report.

MacKay & Schnellmann Pty. Ltd. has given, and has not before lodgement of this Prospectus withdrawn, its consent to be named in the Prospectus. MacKay & Schnellmann Pty. Ltd. has been involved only in so far as it pertains to the preparation of the independent geologist's report.

Lawton Gillon has given, and has not before lodgement of this Prospectus withdrawn, its consent to be named in the Prospectus. Lawton Gillon have been involved only in so far as it pertains to the preparation of the Solicitor's Report.

No expert who has prepared a report that appears in this Prospectus has any shareholding in the Company or the right to subscribe or nominate others to subscribe for shares in the Company.

19 Experts' Remuneration

No expert, nor any firm in which such expert is a partner or employee has any interest in the promotion of the Company except as disclosed in this Prospectus. All amounts paid or agreed to be paid to such expert or firm for services rendered in connection with this Prospectus or the public listing of the Company are set out below. No form of payment of any kind will be made or agreed to be made to any such expert or firm other than in cash.

The following are estimates of fees to be rendered for preparation of their reports that appear in this Prospectus or for services rendered in connection with the issue:

1. MacKay & Schnellmann Pty. Ltd. will be paid a fee of $10,000 for preparation of their report.
2. Stanton Partners Corporate Pty Ltd will be paid a fee of $10,000 for preparation of their Independent Accountant's Report.
3. Lawton Gillon will be paid a fee of $50,000 for their work in the preparation of this Prospectus.
4. Noble Pacific Limited will be paid a fee of 1% of the amount raised for acting as Lead Manager.

20 Additional Information

20.1 Future Dividend Policy

The Directors are unable to announce a dividend policy because the Company has not yet established a track record of profitability.

20.2 The Directors do not believe that a dividend will be paid in the current year of operations; however, it is the intention of the Directors to announce a dividend policy once the Company has an established track record.

20.3 Capital

The Directors have no current intention to issue securities other than those detailed in this Prospectus.

20.4 Non-Resident Investors

This Prospectus does not constitute an offer in any place in which, or to any person to whom, it would not be lawful to make such an offer. Investors resident outside Australia should consult their professional advisors as to whether any governmental or other consents are required, or if formalities need to be observed to enable them to invest.

20.5 Shareholders' Rights

A broad summary (though not an exhaustive definitive statement) of the rights which attach to ordinary shares is set out below:

The Constitution is available for inspection at the registered office of Carrick Gold Limited. Subject to any rights or restrictions for the time being attached to any class or classes of shares (at present, there are none) at a general meeting, every shareholder or classes of shareholders present in person or by proxy, attorney, or representative, has:

a) one vote on a show of hands; and

b) on a poll, one vote for each fully paid share that that member holds or represents.

Each shareholder will be entitled to receive notice of and to attend and vote at a general meeting of the Company and to receive all notices, accounts, and other documents required to be furnished to shareholders under the Constitution of the Company or the Law. A shareholder is not entitled to vote at a general meeting unless all calls and other sums due by him is respect to his shares in the Company have been paid.

Subject to the rights of holders of shares issued and any special or preferential rights (at present, there are none), the profits of the Company, which the Directors may from time to time determine to distribute by way of dividend, are divisible among the shareholders in proportion to the capital paid up or credited as paid up on shares held by shareholders at the date set for determining entitlements to dividends.

Subject to the Constitution of the Company, the Law, and the ASX Listing Rules, ordinary shares in the Company are freely transferable.

The Company's shareholders, in general meeting, may, from time to time, increase the Company's authorised share capital. The allotment and issue of any new shares is under the control of the Directors of the Company. Subject to restrictions on the allotment of shares to Directors or their associates, the ASX Listing Rules, the Constitution of the Company, and the Law, the Directors may allot or otherwise dispose of new shares on such terms and conditions as they see fit.

At present, the Company only has ordinary shares on issue. If shares of another class were issued, the rights and privileges attaching to ordinary shares could be altered with the approval of a resolution passed at a separate general meeting of the holders of the ordinary shares by a three-quarters majority of such holders as, being entitled to do so, vote at the meeting.

20.6 Rights Attaching to Shares

The rights attaching to the Shares arise from a combination of the Company's Constitution, statute and general law. The following is a summary of certain rights and restrictions attaching to Shares. This summary is not exhaustive and does not constitute a definitive statement of the rights and liabilities of Shareholders. To obtain full details, persons should seek independent legal advice and examine the Company's Constitution.

(i) Voting at a General Meeting

Members are entitled to notice of, and to attend and vote at, general meetings. Subject to any securities that may in the future be issued with special or preferential rights (currently there are none), every member present in person or by proxy, attorney or representative has one vote on a show of hands, and on a poll, one vote for each Share. For each partly paid

share a member has a vote equal to the proportionate value of amount paid on the shares held. Except in the case of any resolution, which as a matter of law requires a special majority, questions arising at a general meeting are to be decided by a majority of votes cast by the members present at the meeting.

(ii) Profits and Dividends

The Directors may declare and authorise from the profits of the Company a dividend to be distributed to shareholders according to their respective rights and interests. The Directors may decide that all or any part of the dividend to be paid is to be satisfied by the distribution of specific assets. Whenever the company has a lien on a Share, the lien will extend to all dividends payable.

(iii) Rights on Winding Up

Subject to any securities that may in the future be issued with special or preferential rights (currently there are none), the surplus assets of the Company after winding-up will be divided among the members in proportion to the number of Shares held by them, irrespective of the amounts paid or credited as paid on the Shares.

(iv) Issue of Further Securities

Subject to any special rights conferred on the holders of any securities or class of securities (currently there are none), and subject to the Constitution and the ASX Listing Rules, the Directors may issue or grant options in respect of, or otherwise dispose of, Shares on such prices and conditions as the Directors think fit. The Directors may adopt and implement a share plan without limitation in which shareholders receive an entitlement to additional Shares in lieu of a cash dividend.

(v) Transfer of Shares

Subject to the Constitution, a member may transfer Shares by a market transfer effected in accordance with the ASX Listing Rules or the Corporations Act, or an instrument in writing in any usual form or in any other form approved by the Directors. The Directors may decline to register a transfer, other than a market transfer, in the circumstances permitted under the ASX Listing Rules or the ASX Business Rules, or if the transfer is not in registrable form. In this context, 'market transfer' means a transfer of Shares where the transfer is pursuant to or in connection with a transaction entered into on the stock market operated by the ASX (including a proper SCH transfer) or an allotment of Shares as a result of the exercise of any rights, options or convertible notes where such rights, options or notes are traded on a market operated by the ASX.

(vi) Variation of Rights

At present the Company has only Shares of one class on issue. If shares of another class are issued, the rights, privileges and restrictions attaching to the Shares may be altered with the sanction of a special resolution passed at a separate general meeting of the shareholders of the Shares, or with the written consent of at least three quarters of the shareholders of the Shares.

(vii) General Meetings

Each holder of Shares is entitled to receive notice of, and to attend and vote at, general meetings of the Company and to receive all notices, accounts and other documents required to be furnished to shareholders under the Constitution of the Company, the Corporations Act or the Listing Rules.

(viii) Buy Back

Subject to the Corporations Act and the ASX Listing Rules, the Company may buy shares in itself on the terms and at the times determined by the Board

(ix) Calls on Shares

When shares are issued as partly paid whether as to capital or premium (currently there are none), the Directors may make calls upon the holders of those shares to pay the whole of or a portion of the balance of the issue price. If a shareholder fails to pay a call or instalment of a call, then subject to the Corporations Act and the Listing Rules the shares in respect of the call maybe forfeited in accordance with the Constitution of the Company.

20.7 Dividend Policy

The Company's operations are in exploration mode with no present significant revenue sources available prior to the proving up of mineable resources and commencement of mining operations and sales. Accordingly there is no present intention to pay dividends on Shares. However the Directors' policy is to pay Shareholders, by way of dividends, cash in excess of operational and investment needs and after making prudent provisions, should operating revenues and cashflows permit.

No assurances in relation to the payment (or amount) of future dividends or the franking credits attaching to any such dividends can be given. The declaration of dividends in the future will depend upon the performance of the Company's operations, and financial taxation position, as well as other factors such as Government policies and the general economic climate of the time.

20.8 Interests of Directors, Experts and Others

Other than as set out below or elsewhere in this Prospectus, no Director or proposed Director and no person named in this Prospectus as performing a function in a professional, advisory or other capacity in connection with the preparation and distribution of this Prospectus, and no stockbroker to the Issue, holds or held at any time within 2 years before lodgement of this Prospectus with the ASIC, any interest in:

the promotion or formation of the Company;

property acquired or proposed to be acquired by the Company in connection with its formation or promotion or the offer of Shares pursuant to this Prospectus;

and no amounts have been paid or agreed to be paid or any benefit given or agreed to be given to any such person or persons, either to induce him to become, or to qualify him as, a Director, or otherwise for services rendered by him in connection with the promotion or formation of the Company or the Offer of the Shares.

20.9 Litigation and Administrative Actions

The Company is not involved in any actual or threatened litigation or administrative action which could have a material effect on the Company.

20.10 Terms of the Options

(i) Exercise Period and Expiry Date

The Options are exercisable wholly or in part at any time before 5.00 AWST on 31 December 2006. Options not exercised by that date will lapse.

(ii) Exercise Price

Each Option entitles the Optionholder to acquire one ordinary Share in the capital of the Company on payment of the sum of 20 cents ($0.20) per Option to the Company.

(iii) Notice of Exercise

Each Option may be exercised by notice in writing to the Company at any time before their date of expiry. Any notice of exercise of an Option received by the Company will be deemed to be a notice of the exercise of that Option as at the date of receipt.

(iv) Quotation of Options and Shares on Exercise

Application will be made to the ASX for official quotation of the Options. Application will be made for official quotation of the Shares issued upon exercise of Options. The Options are transferable as the Optionholder thinks fit.

(v) Participation Rights or Entitlements

There are no participating rights or entitlements inherent in the Options and Optionholders will not be entitled to participate in new issues of securities offered to Shareholders during the currency of the Options. However, the Company will ensure that, for the purpose of determining entitlements to any such issue, the record date will be at least 10 business days after the issue is announced so as to give Optionholders the opportunity to exercise their Options before the date for determining entitlements to participate in any issue.

(vi) Participation Rights or Entitlements on Shares Issued on Exercise of Options

Shares allotted pursuant to the exercise of Options will be allotted following receipt of all the relevant documents and payments and will rank equally with the Issued Shares.

(vii) Reconstruction of Capital

In the event of a reconstruction (including consolidation, subdivision, reduction, or return) of the issued capital of the Company, all rights of the Optionholder shall be reconstructed in accordance with the ASX Listing Rules.

(viii) Participation Rights or Entitlements on Pro-rata Issues

If, from time to time, before the expiry of the Options, the Company makes a pro-rata issue of Shares to the Shareholders for no consideration, the number of Shares over which an Option is exercisable will be increased by the number of Shares which the Optionholder would have received if the Option had been exercised before the date for calculating entitlements to the pro-rata issue.

21 Statement by Directors

This Prospectus is dated 23 September 2004

The Directors report that, in their opinion, since the date of the accounts used in the preparation of the Independent Accountant's Report dated 20 September 2004, there have not been any circumstances that have materially affected or will materially affect the Company or the value of its assets and liabilities, except as disclosed in this Prospectus. For purposes of the Corporations Act, the Directors state that:

a) they have made all reasonable enquiries and have reasonable grounds to believe that all statements made by the Directors in this Prospectus are true and not misleading and that there is no material omission from this Prospectus; and

b) in respect to any other statements made in this Prospectus by persons other than the Directors, the Directors have made reasonable enquiries and have reasonable grounds to believe that the persons making the statements were competent to make such statements, have given the consent required by the Corporations Act and have not withdrawn that consent.

The issue of this Prospectus is authorised by the Directors of the Company.

Dated 23 September 2004 .

Signed for and on behalf of the Directors:

Frank Carr

Definitions

"Application Form "	means the application form as it appears at the end of this Prospectus for subscription of the 30,000,000 IPO Shares at a price of 20 cents per share together with a one for two free attaching option.
"ASIC"	means Australian Securities and Investments Commission.
"ASX"	means Australian Stock Exchange Limited and its subsidiaries.
"AWST"	means Australian Western Standard Time.
"Business Days"	means those days other than a Saturday, Sunday, New Year's Day, Australia Day, Good Friday, Easter Monday, Anzac Day, Christmas Day, Boxing Day and any other day which the ASX shall declare and publish is not a Business Day.
"Closing Date"	means the date of closure of the Offer i.e. 12 November 2004.
"Company"	means Carrick Gold Limited (ACN 100 405 954) a public Company incorporated or taken to be incorporated under the Corporations Act and having its registered office at Level 3, 19 Pier Street, Perth, WA 6000.
"Corporations Act" and "Corporations Regulations"	have the meanings given to them by Part 3 of the Corporations (Western Australia) Act 1990 and references in the Corporations Act and the Corporations Regulations have the effect given to them by section 13 of that Act.
"IPO"	means initial public offering by which the Shares and Options are offered to the public under this Prospectus.
"Listing Rules"	means the Official Listing Rules of the ASX.
"Marketable Parcel"	means marketable parcels as defined by the Listing Rules as applied to shares and share options.
"Minimum Subscription Amount"	means $4,800,000, the minimum amount to be raised by this Prospectus.
"Official List"	means the Official List of the Australian Stock Exchange
"Prospectus"	means this Prospectus.
"The Offer"	means the offer of the IPO Shares and attaching one for two Options the subject of this Prospectus.

Application Form

SHARE REGISTRY
Advanced Share Registry Services
Level 7, 200 Adelaide Terrace
East Perth WA 6004
Telephone (08) 9221 7288
Facsimile (08) 9221 7869

CARRICK GOLD LIMITED
(ABN 55 100 405 954)
Level 9, 37 St George's Terrace
Perth WA 6000
Telephone (08) 9225-5544
Facsimile (08) 9225-5533
Website www.carrickgold.com

Applicants should read the Prospectus in its entirety before completing this form. A person who gives to another person access to this application form must, at the same time and by the same means, give that person access to the Prospectus.

No. of Shares applied for: (Minimum: 10,000 Shares, then in multiples of 1,000 Shares) (together with a 1 for two free attaching option for each two shares) Application monies at $0.20 per Share $	Identifying Stamp

Title (Given Names/Company (Entity) Name ______ Surname/ACN ______

Joint applicants or account designation ______ ______

______ ______

______ ______

Postal Address ______

City/Town ______ State ______ Postcode ______

Email Address ______

Contact Name Daytime Contact No.

CHESS HIN ______ Issuer SRN ______

Tax File No/Exemption Category ______ Applicant 2 ______ Applicant 3 ______

Cheques must be made payable to "Carrick Gold Limited" and be in Australian dollars

DECLARATION

1. I/We wish to apply for the abovementioned Shares and Options issued in accordance with the terms of the Prospectus accompanying this form.
2. I/We enclose my/our cheque made payable to CARRICK GOLD LIMITED, for the amount shown being payment at $0.20 per Share.
3. I/We hereby authorise you to place my/our name(s) on the register of members in respect of the number of Shares allotted to me/us.
4. I/We agree to be bound by the Constitution of the Company.
5. If any information on this form is not completed correctly, or if the accompanying payment is for the wrong amount, it may still be accepted. Any decision of the Directors as to whether to accept this form and how to construe, amend, or complete it shall be final.
6. I/We understand and agree that the Directors may allot less than the number of Shares I/we apply for - or none at all - at their absolute discretion.

Instructions to Applicants

1. Enter the number of Shares you wish to apply for. Applications must be for a minimum of 10,000 Shares and, thereafter, in multiples of 1,000 Shares.
2. Enter the total amount of application monies payable. To calculate this amount multiply the number of Shares for which you are applying by the issue price of the Share ($0.20).
3. Enter the full name(s) of all legal entities which are to be recorded as the registered holders.
4. Enter the postal address for all communications from the Company.
5. Enter the name and telephone number of the person who should be contacted if there are any questions with respect to this application.
6. If you are CHESS sponsored, enter your Holder Identification Number (HIN). If you already own Shares in the Company and you are issuer sponsored; i.e., sponsored by the Company, enter your Security holder Reference Number (SRN). Otherwise, leave this box blank and an SRN will be allocated to you on issue.
7. Enter the tax file number(s) of the applicant(s). Note: This is not mandatory.
8. Payment must be made to "Carrick Gold Limited - Subscription Account" by cheque drawn or payable on a bank within Australia, crossed "Not Negotiable", and be in Australian dollars. Receipt of payment will not be acknowledged.
9. This application form does not need to be signed. Return of this application form together with the required application monies will constitute a subscription for that number of Shares stated on this form.

If you have received an application form without a complete and unaltered copy of this Prospectus, please contact the Company which will send you, free of charge, a printed copy of the Prospectus.

Please note that if an application form is not completed correctly, or if the accompanying payment is for the wrong amount, it may still be accepted. Any decision of the Directors as to whether accept an application form or not and how to construe, amend, or complete it will be final. An application form will not be treated as having been an offer to subscribe for more Shares than is indicated by the amount of the accompanying cheque.

Please deliver the completed application form, accompanied by the cheque for the application monies, at any time prior to the closing date, **to Advanced Share Registry Services,** at:

By physical delivery

Advanced Share Registry Services
LEVEL 7, 200 ADELAIDE TERRACE
EAST PERTH WA 6004

By mail

Advanced Share Registry Services
PO BOX 6283
EAST PERTH WA 6892

Applications are for Shares as detailed in the Prospectus dated 23 September 2004. No Shares will be issued pursuant to the Prospectus later than 3 months after the date of the Prospectus.

CORRECT FORMS OF REGISTRABLE TITLE

Note that only legal entities are allowed to hold securities. Application forms must be in the name(s) of a natural person(s), companies, or other legal entities acceptable to the Company. At least one full name and the surname is required for each natural person. Application forms cannot be completed by persons under the age of 18 years. Examples of the correct form of registrable title are set out below:-

Type of Investor	**Correct Form of Registrable Title**	**Incorrect Form of Registrable Title**
Trusts:	Mr. John David Smith (John David Smith A/C)	John Smith Family Trust
Deceased Estates:	Mr. John David Smith (Est. John David Smith A/C)	John Smith (Deceased)
Partnerships:	Mr. John David Smith and Mr. David John Jones	John Smith & Co.
Clubs/Unincorporated Bodies:	Mr John David Smith (XYZ Bowls Association A/C)	Smith Bowls Club
Superannuation Funds:	John Smith Pty. Ltd. (Super Fund)	John Smith Superannuation Fund

Application Form

SHARE REGISTRY
Advanced Share Registry Services
Level 7, 200 Adelaide Terrace
East Perth WA 6004
Telephone (08) 9221 7288
Facsimile (08) 9221 7869

CARRICK GOLD LIMITED
(ABN 55 100 405 954)
Level 9, 37 St George's Terrace
Perth WA 6000
Telephone (08) 9225-5544
Facsimile (08) 9225-5533
Website www.carrickgold.com

Applicants should read the Prospectus in its entirety before completing this form. A person who gives to another person access to this application form must, at the same time and by the same means, give that person access to the Prospectus.

No. of Shares applied for:

(Minimum: 10,000 Shares, then in multiples of 1,000 Shares)
(together with a 1 for two free attaching option for each two shares)

Application monies at $0.20 per Share $

Identifying Stamp

Title (Given Names/Company (Entity) Name | Surname/ACN

Joint applicants or account designation

Postal Address ______

City/Town ______ State ______ Postcode ______

Email Address ______

Contact Name | Daytime Contact No.

CHESS HIN ______ Issuer SRN ______

Tax File No/Exemption Category | Applicant 2 | Applicant 3

Cheques must be made payable to "Carrick Gold Limited - Subscription Account" and be in Australian dollars

DECLARATION

1. I/We wish to apply for the abovementioned Shares and Options issued in accordance with the terms of the Prospectus accompanying this form.
2. I/We enclose my/our cheque made payable to CARRICK GOLD LIMITED - SUBSCRIPTION ACCOUNT, for the amount shown being payment at $0.20 per Share.
3. I/We hereby authorise you to place my/our name(s) on the register of members in respect of the number of Shares allotted to me/us.
4. I/We agree to be bound by the Constitution of the Company.
5. If any information on this form is not completed correctly, or if the accompanying payment is for the wrong amount, it may still be accepted. Any decision of the Directors as to whether to accept this form and how to construe, amend, or complete it shall be final.
6. I/We understand and agree that the Directors may allot less than the number of Shares I/we apply for - or none at all - at their absolute discretion.

Instructions to Applicants

1. Enter the number of Shares you wish to apply for. Applications must be for a minimum of 10,000 Shares and, thereafter, in multiples of 1,000 Shares.
2. Enter the total amount of application monies payable. To calculate this amount multiply the number of Shares for which you are applying by the issue price of the Share ($0.20).
3. Enter the full name(s) of all legal entities which are to be recorded as the registered holders.
4. Enter the postal address for all communications from the Company.
5. Enter the name and telephone number of the person who should be contacted if there are any questions with respect to this application.
6. If you are CHESS sponsored, enter your Holder Identification Number (HIN). If you already own Shares in the Company and you are issuer sponsored; i.e., sponsored by the Company, enter your Security holder Reference Number (SRN). Otherwise, leave this box blank and an SRN will be allocated to you on issue.
7. Enter the tax file number(s) of the applicant(s). Note: This is not mandatory.
8. Payment must be made to "Carrick Gold Limited - Subscription Account" by cheque drawn or payable on a bank within Australia, crossed "Not Negotiable", and be in Australian dollars. Receipt of payment will not be acknowledged.
9. This application form does not need to be signed. Return of this application form together with the required application monies will constitute a subscription for that number of Shares stated on this form.

If you have received an application form without a complete and unaltered copy of this Prospectus, please contact the Company which will send you, free of charge, a printed copy of the Prospectus.

Please note that if an application form is not completed correctly, or if the accompanying payment is for the wrong amount, it may still be accepted. Any decision of the Directors as to whether accept an application form or not and how to construe, amend, or complete it will be final. An application form will not be treated as having been an offer to subscribe for more Shares than is indicated by the amount of the accompanying cheque.

Please deliver the completed application form, accompanied by the cheque for the application monies, at any time prior to the closing date, **to Advanced Share Registry Services,** at:

By physical delivery

Advanced Share Registry Services
LEVEL 7, 200 ADELAIDE TERRACE
EAST PERTH WA 6004

By mail

Advanced Share Registry Services
PO BOX 6283
EAST PERTH WA 6892

Applications are for Shares as detailed in the Prospectus dated 22 September 2004. No Shares will be issued pursuant to the Prospectus later than 3 months after the date of the Prospectus.

CORRECT FORMS OF REGISTRABLE TITLE

Note that only legal entities are allowed to hold securities. Application forms must be in the name(s) of a natural person(s), companies, or other legal entities acceptable to the Company. At least one full name and the surname is required for each natural person. Application forms cannot be completed by persons under the age of 18 years. Examples of the correct form of registrable title are set out below:-

Type of Investor	Correct Form of Registrable Title	Incorrect Form of Registrable Title
Trusts:	Mr. John David Smith (John David Smith A/C)	John Smith Family Trust
Deceased Estates:	Mr. John David Smith (Est. John David Smith A/C)	John Smith (Deceased)
Partnerships:	Mr. John David Smith and Mr. David John Jones	John Smith & Co.
Clubs/Unincorporated Bodies:	Mr John David Smith (XYZ Bowls Association A/C)	Smith Bowls Club
Superannuation Funds:	John Smith Pty. Ltd. (Super Fund)	John Smith Superannuation Fund



Carrick Gold Limited

RECEIVED
2006 FEB -6 P 12:29
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SUPPLEMENTARY PROSPECTUS

IN RELATION TO AN OFFER OF APPROXIMATELY 30 MILLION SHARES AT 20 CENTS PER SHARE IN CARRICK GOLD LIMITED ACN 100 405 954 IN A PROSPECTUS DATED 23 SEPTEMBER 2004

THIS SUPPLEMENTARY PROSPECTUS WAS LODGED WITH ASIC ON 10 DECEMBER 2004. NEITHER ASIC NOR ASX TAKE ANY RESPONSIBILITY FOR THE CONTENTS OF THIS SUPPLEMENTARY PROSPECTUS

Carrick Gold Limited
ACN 100 405 954

Supplementary Prospectus

This Supplementary Prospectus is dated 10 December 2004 and supplements the Prospectus of Carrick Gold Limited ("Carrick Gold") dated 23 September 2004 ("the **Original Prospectus**"). Except as set out in this Supplementary Prospectus, terms defined in the Original Prospectus have the same meanings in this Supplementary Prospectus.

The Offer made under the Original Prospectus was due to close on 12 November 2004. As yet no Shares have been issued pursuant to the Original Prospectus.

This Supplementary Prospectus has been lodged by Carrick Gold following a declaration by ASIC pursuant to section 741(1) of the Corporations Act 2001 (Cth) ("Act").

The effects of the ASIC declaration are that the time periods for approval for quotation of the shares by ASX and for Carrick Gold to reach its minimum subscription, recommence from the date of this Supplementary Prospectus.

This means that:

(a) Carrick Gold has an additional 3 months from 10 December 2004 for shares the subject of the offer to be admitted for quotation by ASX; and

(b) Carrick Gold has an additional 4 months from 10 December 2004 to raise its minimum subscription of $4,800,000.00; and

(c) Carrick Gold must give applicants under the Prospectus who have lodged applications prior to the date of the Supplementary Prospectus:

    (i) a copy of the Supplementary Prospectus; and

    (ii) the right for a period of 1 month from the date of the Supplementary Prospectus to withdraw their application.

In terms of the ASIC declaration, applicants will not have a further opportunity (in addition to the opportunity given in this Supplementary Prospectus) to withdraw their accepted applications on the basis that Carrick Gold has not met the minimum subscription condition or that the shares have not been admitted for quotation by ASX for at least another 3 months.

This Supplementary Prospectus is issued in order to bring to the attention of persons who have made application for shares or propose making application for shares under the Original Prospectus certain matters which have come to the attention of the Directors of the Company after the Original Prospectus was lodged ("**New Matters**"). The original Prospectus disclosed that Carrick Gold had resources of 27.2 million tonnes at 2.75 g/t Au (JORC Code compliant). The company has reviewed its resource calculations and has determined that its resources are 11 million tonnes at 2.7 g/t Au. The Supplementary Prospectus essentially reflects that determination.

This Supplementary Prospectus amends and supplements the Original Prospectus in the following ways:

Page	Amendment
Inside front cover	Delete: "Existing resources 2.4 million ozs (27.2 M tonnes) at 2.75 g/t (JORC Code compliant)"
3	Second paragraph, line 10, delete: "27.2" and insert in lieu thereof: "11" and lines 11 and 12 delete: "for c.2.4 million ounces" Fourth paragraph, line 3, delete: "2.1 kilometres" and insert in lieu thereof: "850 metres".
5	In the section 3.14, Indicative Timetable delete the reference to "estimated date for issue of holding statements" and "estimated date for Official Quotation on ASX" and insert the following: "Estimated date for issue of holding statements – 18 January 2005 Estimated date for Official Quotation on ASX – 18 January 2005".

17	In the right hand column, first paragraph, line 6 delete: "the Inferred Resource south of the PFLN Resource (Roberts Ridge) has been calculated to be: 16.2 M tonnes at 2.7 g/t" Delete: "27.2 m tonnes at 2.7 g/t" and insert in lieu thereof: "11,000,000 tonnes at 2.7 g/t".
29	In the fourth paragraph, line 3, delete: "and the resource has been estimated of: Inferred Resource 16,200,000 tonnes at 2.7 g/t gold. The two resource estimates combined thus give: Total resource 27,209,000 tonnes at 2.7 g/t gold". In the following paragraph, line 2, delete: "of the southern Inferred Resource possibly for around 700 metres".
33	Delete: "southern Inferred Resource 16,200,000 tonnes at 2.7 g/t Au". "27" should read "2.7 g/t".
47	In the first paragraph, line 8, delete: "The resource estimates for the three intensely drilled deposits were therefore extended pro rata over the additional distance to derive an Inferred Resource estimate for this southern extension that was reported as: Inferred Resource 16,200,000 tonnes at 2.7 g/t gold. Inferred Resource was considered to be a lower level of confidence than the Inferred Resources of the Parrot Feathers, Lindsays and Neves deposits due to the lower density of data. The estimate of the total resource of all categories was therefore reported to be:

	Total Resource 27,209,000 tonnes at 2.7 g/t gold. The successful intercepts of the three bore holes provides high levels of confidence on the continuity of the structures and the geological controls on mineralisation are understood. Nevertheless, the assumption of the continuity of the structures is considered to be the most critical factor affecting the quantity of estimated resource material. This factor has a potential impact on the Inferred Resources estimated both south and at depths within the Parrot Feathers, Lindsays and Neves deposits."
49	In the right hand column, second paragraph, line 4, delete: "Drilling density is insufficient to permit a cross-sectional resource to be estimated for this material but an interpolated resource has been estimated that is given as: Inferred Resource 16,200,000 tonnes at 2.7 g/t gold. The cross-sectional and interpolated resource estimates combined thus give: Total Resource 27,209,000 tonnes at 2.7 g/t gold."
78	Insert a new section 20.11 as follows: " **5.9 Right to Withdraw Application** All applicants who lodged their applications prior to receipt of the Supplementary Prospectus have a right to withdraw their applications and be repaid their application money. If having read and considered this Supplementary Prospectus you wish to retain your shares that you have applied for do nothing. If you wish to withdraw your application and be repaid, you must: • Complete and properly sign the return form that accompanies this Supplementary Prospectus; • Send the completed and properly signed return form to reach: Carrick Gold Limited C/- Advanced Share Registry Services Level 7 200 Adelaide Terrace PERTH WA 6000 Before 5.00 pm (Perth Time) on 10 January 2005."

In the case of any ambiguity between this Supplementary Prospectus and any matter in the Original Prospectus, this Supplementary Prospectus prevails. Reference in the Original Prospectus to the "Prospectus" includes a reference to this Supplementary Prospectus.

Directors' Authorisation

Every director of the Company has consented to the lodgement of this Supplementary Prospectus. The Directors have authorised the issue of this Supplementary Prospectus on behalf of Carrick Gold Limited.

This Supplementary Prospectus has been signed by a Director for and on behalf of Carrick Gold Limited in accordance with section 351 of the Corporations Act.

Frank Carr
Director

WITHDRAWAL OF APPLICATION FOR SHARES

TO: CARRICK GOLD LIMITED
C/- Advanced Share Registry Services
Level 7
200 Adelaide Terrace
PERTH WA 6000

I, ... of ....

.... hereby withdraw my Application for Shares and request Carrick Gold Limited return the Application monies paid to it by me, being an amount of $............................ for .... shares.

Dated this ....day of ....2004.

....
(Signature)

RECEIVED
2005 FEB -6 P 12:29
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

18 January 2005

CARRICK GOLD LIMITED

ADMISSION TO THE OFFICIAL LIST

Carrick Gold Limited was admitted to the Official List of Australian Stock Exchange Limited on Tuesday, 18 January 2005.

Official Quotation of the following securities will commence at 1.30pm EDST (10.30am WST) on Thursday, 20 January 2005.

31,375,000	ordinary shares fully paid
15,687,500	options exercisable at 20 cents on or before 31 December 2006

Security Code: CRK
CRKO

Brendan O'Hara
Manager Companies

ASX
AUSTRALIAN STOCK EXCHANGE

COMMENCEMENT OF OFFICIAL QUOTATION- CARRICK GOLD LIMITED

Carrick Gold Limited (the "Company") was admitted to the official list of the Australian Stock Exchange Limited on Tuesday, 18 January 2005.

Official quotation of the Company's securities will commence on Thursday, 20 January 2005.

Quoted Securities:	31,375,000 fully paid ordinary shares 15,687,500 options exercisable at 20 cents on or before 31 December 2006
ASX Code:	CRK CRKO
Time:	1.30pm E.D.S.T. (10.30am W.S.T.)
Issue price under Prospectus:	20 cents
SEAT Abbreviation:	CARRICK
ISIN:	AU000000CRK2 AU00000CRKO8
Home Branch:	Perth
Industry Classification:	Metals & Mining
Registered Office:	Level 3, 19 Pier Street PERTH WA 6000 Telephone: (08) 9225 5544 Facsimile: (08) 9225 5533
Company Secretary:	Bevan Jaggard
Share Registry:	Advanced Share Registry Services Level 7, 200 Adelaide Terrace PERTH WA 6000
Balance Date:	30 June

No responsibility is accepted for any inaccuracies in the matter published.

ASX

CHESS:	Participating. The Company will also operate an issuer sponsored subregister.
State of Incorporation:	Western Australia
Dividend Policy:	Refer to page 76 of the Company's prospectus
Activities:	Gold exploration

ASX restricted securities:

26,625,000 ordinary shares fully paid classified by ASX as restricted securities and to be held in escrow for a period of 24 months from commencement of official quotation.

13,315,500 unlisted options exercisable at 20 cents on or before 31 December 2006 classified by ASX as restricted securities and to be held in escrow for a period of 24 months from commencement of official quotation.

ASX Contact	Christine Panetta
Business Unit	Companies Perth
Date:	18 January 2005

CARRICK GOLD LIMITED　　　　TOP 20 HOLDERS REPORT　　OP ID: TTN　　DATE: 13/01/2005　　PAGE: 2
A C N : 100 405 954　　　　CLASS: 2　CRK　F/P

		CURRENT STATUS				LAST PRINT				
RANK	*---S H A R E H O L D E R---*	Total Units	% Issue Capital	Cum Units	Cum % Capital	Rank	Total Units	% Issue Capital	Unit Change	% Change
1	MR FRANK CARR PO BOX 954 SOUTH PERTH WA 6951	29,575,000	50.991	29,575,000	50.991	0	0	0.000	29,575,000	50.991
2	MULROY INVESTMENTS PTY LTD PO BOX 954 SOUTH PERTH WA 6951	5,510,000	9.500	35,085,000	60.491	0	0	0.000	5,510,000	9.500
3	BEVAN ALFRED JAGGARD 39 CURRAJONG ROAD DUNCRAIG WA 6023	1,900,000	3.275	36,985,000	63.766	0	0	0.000	1,900,000	3.275
4	CATHOLIC CHURCH INSURANCES LTD GPO BOX 180B MELBOURNE VIC 3001	1,000,000	1.724	37,985,000	65.490	0	0	0.000	1,000,000	1.724
5	THE NOBLE FOUNDATION GPO BOX 2567 PERTH WA 6001	510,000	0.879	38,495,000	66.369	0	0	0.000	510,000	0.879
6	JARONACH PTY LTD <LYNDA ADLER FAMILY A/C> SUITE 4001 LEVEL 40 AUSTRALIA SQUARE TOWER 264-278 GEORGE STREET SYDNEY NSW 2000	500,000	0.862	38,995,000	67.231	0	0	0.000	500,000	0.862
7	TOWO PTY LTD 200A RAGLAN STREET MOSMAN NSW 2088	500,000	0.862	39,495,000	68.093	0	0	0.000	500,000	0.862
8	SUSAN MARIE CARR PO BOX 954 SOUTH PERTH WA 6951	500,000	0.862	39,995,000	68.955	0	0	0.000	500,000	0.862
9	NAVOS WORLD PTY LTD C/- PO BOX 274 GLEN FORREST WA 6071	500,000	0.862	40,495,000	69.817	0	0	0.000	500,000	0.862
10	PRIME SECURITIES INVESTMENT GROUP PTY LTD C/- COWELL WATSS 70 CROWN STREET SYDNEY NSW 2000	450,000	0.775	40,945,000	70.592	0	0	0.000	450,000	0.775
11	SUE PATRICIA ROGERS <THE ROGERS SUPERANNUATION FUND A/C> 23 TEMPLE STREET VICTORIA PARK WA 6100	375,000	0.646	41,320,000	71.238	0	0	0.000	375,000	0.646
12	LAWSTAR PTY LTD LEVEL 3 19 PIER STREET PERTH WA 6000	300,000	0.517	41,620,000	71.755	0	0	0.000	300,000	0.517
13	MR ROBERT RONALD MACKAY 6 CARINYA CLOSE HAWKS NEST NSW 2324	300,000	0.517	41,920,000	72.272	0	0	0.000	300,000	0.517
14	IEC INVESTMENTS PTY LTD 14 YARINGA WAY CITY BEACH WA 6015	300,000	0.517	42,220,000	72.789	0	0	0.000	300,000	0.517
15	FRENCH CONSULTING PTY LTD <NO 2 A/C> 59-61 VICTORIA STREET WAVERLEY NSW 2024	250,000	0.431	42,470,000	73.220	0	0	0.000	250,000	0.431
16	ANARAY PTY LTD PO BOX 40 TEWANTIN QLD 4565	250,000	0.431	42,720,000	73.651	0	0	0.000	250,000	0.431

RECEIVED
2006 FEB -6 P 12:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

		CURRENT STATUS				LAST PRINT				
RANK	*---S H A R E H O L D E R---*	Total Units	% Issue Capital	Cum Units	Cum % Capital	Rank	Total Units	% Issue Capital	Unit Change	% Change
17	NAVOS WORLD PTY LTD C/- WILLIAM BUCK CHARTERED ACCOUNTANTS LEVEL 3 SOUTH PERTH PLAZA SOUTH PERTH WA 6151	250,000	0.431	42,970,000	74.082	0	0	0.000	250,000	0.431
18	RUNNING WATER LIMITED C/- 15A BARSDEN STREET COTTESLOE WA 6011	250,000	0.431	43,220,000	74.513	0	0	0.000	250,000	0.431
19	GARRY HAMILTON LAWTON 208 OCEANIC DRIVE CITY BEACH WA 6015	200,000	0.344	43,420,000	74.857	0	0	0.000	200,000	0.344
20	JANICE MARGARET ROLL C/- 10 KEANEY PLACE CITY BEACH WA 6015	200,000	0.344	43,620,000	75.201	0	0	0.000	200,000	0.344
	TOTAL	43,620,000	75.201				0	0.000		

<----------------- CURRENT STATUS					------------------>	<-- LAST PRINT		-->		
RANK	*---S H A R E H O L D E R---*	Total Units	% Issue Capital	Cum Units	Cum % Capital	Rank	Total Units	% Issue Capital	Unit Change	% Change
1	MR FRANK CARR PO BOX 954 SOUTH PERTH WA 6951	14,787,500	50.991	14,787,500	50.991	0	0	0.000	14,787,500	50.991
2	MULROY INVESTMENTS PTY LTD PO BOX 954 SOUTH PERTH WA 6951	2,755,000	9.500	17,542,500	60.491	0	0	0.000	2,755,000	9.500
3	BEVAN ALFRED JAGGARD 39 CURRAJONG ROAD DUNCRAIG WA 6023	950,000	3.275	18,492,500	63.766	0	0	0.000	950,000	3.275
4	CATHOLIC CHURCH INSURANCES LTD GPO BOX 1808 MELBOURNE VIC 3001	500,000	1.724	18,992,500	65.490	0	0	0.000	500,000	1.724
5	THE NOBLE FOUNDATION GPO BOX 2567 PERTH WA 6001	255,000	0.879	19,247,500	66.369	0	0	0.000	255,000	0.879
6	JARONACH PTY LTD <LYNDA ADLER FAMILY A/C> SUITE 4001 LEVEL 40 AUSTRALIA SQUARE TOWER 264-278 GEORGE STREET SYDNEY NSW 2000	250,000	0.862	19,497,500	67.231	0	0	0.000	250,000	0.862
7	TOWO PTY LTD 200A RAGLAN STREET MOSMAN NSW 2088	250,000	0.862	19,747,500	68.093	0	0	0.000	250,000	0.862
8	SUSAN MARIE CARR PO BOX 954 SOUTH PERTH WA 6951	250,000	0.862	19,997,500	68.955	0	0	0.000	250,000	0.862
9	NAVOS WORLD PTY LTD C/- PO BOX 274 GLEN FORREST WA 6071	250,000	0.862	20,247,500	69.817	0	0	0.000	250,000	0.862
10	PRIME SECURITIES INVESTMENT GROUP PTY LTD C/- COWELL WATSS 70 CROWN STREET SYDNEY NSW 2000	225,000	0.775	20,472,500	70.592	0	0	0.000	225,000	0.775
11	SUE PATRICIA ROGERS <THE ROGERS SUPERANNUATION FUND A/C> 23 TEMPLE STREET VICTORIA PARK WA 6100	187,500	0.646	20,660,000	71.238	0	0	0.000	187,500	0.646
12	LAWSTAR PTY LTD LEVEL 3 19 PIER STREET PERTH WA 6000	150,000	0.517	20,810,000	71.755	0	0	0.000	150,000	0.517
13	MR ROBERT RONALD MACKAY 6 CARINYA CLOSE HAWKS NEST NSW 2324	150,000	0.517	20,960,000	72.272	0	0	0.000	150,000	0.517
14	IEC INVESTMENTS PTY LTD 14 YARINGA WAY CITY BEACH WA 6015	150,000	0.517	21,110,000	72.789	0	0	0.000	150,000	0.517
15	FRENCH CONSULTING PTY LTD <NO 2 A/C> 59-61 VICTORIA STREET WAVERLEY NSW 2024	125,000	0.431	21,235,000	73.220	0	0	0.000	125,000	0.431
16	ANARAY PTY LTD PO BOX 40 TEWANTIN QLD 4565	125,000	0.431	21,360,000	73.651	0	0	0.000	125,000	0.431

RANK	---S H A R E H O L D E R---	CURRENT STATUS Total Units	% Issue Capital	Cum Units	Cum % Capital	LAST PRINT Rank	Total Units	% Issue Capital	Unit Change	% Change
17	NAVOS WORLD PTY LTD C/- WILLIAM BUCK CHARTERED ACCOUNTANTS LEVEL 3 SOUTH PERTH PLAZA SOUTH PERTH WA 6151	125,000	0.431	21,485,000	74.082	0	0	0.000	125,000	0.431
18	RUNNING WATER LIMITED C/- 15A BARSDEN STREET COTTESLOE WA 6011	125,000	0.431	21,610,000	74.513	0	0	0.000	125,000	0.431
19	GARRY HAMILTON LAWTON 208 OCEANIC DRIVE CITY BEACH WA 6015	100,000	0.344	21,710,000	74.857	0	0	0.000	100,000	0.344
20	JANICE MARGARET ROLL C/- 10 KEANEY PLACE CITY BEACH WA 6015	100,000	0.344	21,810,000	75.201	0	0	0.000	100,000	0.344
	TOTAL	21,810,000	75.201				0	0.000		

ASX
AUSTRALIAN STOCK EXCHANGE

RECEIVED
2005 FEB -6 P 12:29
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

MARKET RELEASE

18 January 2005

CARRICK GOLD LIMITED
PRE-QUOTATION DISCLOSURE

Carrick Gold Limited was admitted to the Official List of Australian Stock Exchange Limited on Tuesday, 18 January 2005.

Official Quotation of the Company's securities will commence at 1.30pm EDST (10.30am WST) on Thursday, 20 January 2005.

The following information is released as pre-quotation disclosure.

1. Constitution
2. Appendix 1A
3. Distribution schedule - Appendix 1A, paragraph 48.
4. Top 20 holders.
5. Updated pro forma statement of financial position based on funds actually raised.
6. Updated statement of commitments based on funds actually raised.
7. Update on the impact of IFRS.
8. The experts opinion on working capital.
9. Number and escrow period of restricted securities.

Security Codes: CRK
CRKO

Christine Panetta
<u>Senior Companies Adviser</u>

CARRICK GOLD LIMITED

RECEIVED
2006 FEB -6 P 12:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The Manager
Australian Stock Exchange
Exchange Plaza
2 The Esplanade
Perth

17 January 2005

Fax: 9221-2020

Attention: Christine Panetta

Dear Sir,

Application of Funds Raised

The following represents the adjusted commitments based on the actual funds raised:

Total Equity Raised	$5,600,000
Estimated expenses of the Issue	$506,000
Stamp Duty	$40,000
Debt/Equity Conversion	$1,829,000
Resource Definition & Exploration	$1,800,000
Working Capital	$1,425,000
	$5,600,000

Yours faithfully,
CARRICK GOLD LIMITED

BEVAN JAGGARD
Company Secretary

Tel: (618) 9225 5544 Fax: (618) 9225 5533 ACN 100 405 954
Level 9, 37 St. George's Terrace, Perth WA 6000
G.P.O. Box 2567, Perth, WA 6001

RECEIVED
2005 FEB -6 P 12:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

LAWTON GILLON
Level 3
19 Pier Street
PERTH WA 6000

RECEIVED
7 DEC 2004

Remove this top section if desired before framing

Certificate of Registration on Change of Name

This is to certify that

CARRICK RESOURCES LIMITED

Australian Company Number 100 405 954

did on the twenty-first day of August 2002 change its name to

CARRICK GOLD LIMITED

Australian Company Number 100 405 954

The company is a public company.

The company is limited by shares.

The company is registered under the Corporations Act 2001 and is taken to be registered in Western Australia and the date of commencement of registration is the first day of May, 2002.

Issued by the
Australian Securities and Investments Commission
on this twenty-first day of August, 2002.

David Knott

CERTIFICATE

Certificate of Registration of a Company

This is to certify that

CARRICK RESOURCES LIMITED

Australian Company Number 100 405 954

is a registered company under the Corporations Act 2001 and is taken to be registered in Western Australia.

The company **is limited by shares.**

The company is a **public** company.

The day of commencement of registration is the first day of May 2002.

Issued by the
Australian Securities and Investments Commission
on this first day of May, 2002.

David Knott
Chairman

CERTIFICATE

RECEIVED
2005 FEB -6 P 2:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CARRICK GOLD LIMITED
Restricted Securities

Restricted security details

Name of holder	Relationship with entity – director, promoter, unrelated, etc	Paragraph of Appendix 9B	Security held	Number	Subscription price paid $	Issue date	Details of restriction
ORDINARY SHARES							
Frank Carr	Director	7	Ord shares	24,325,000	N/A	1.8.02	24 months from ASX listing date
Brian Martin	Director	7	Ord shares	200,000	N/A	1.8.02	24 months from ASX listing date
Victor Webb	Director	7	Ord shares	200,000	N/A	1.8.02	24 months from ASX listing date
Bevan Jaggard	Promoter	7	Ord shares	1,900,000	N/A	1.8.02	24 months from ASX listing date
				26,625,000			
OPTIONS							
Frank Carr	Director	7	Options	12,162,500 December 2006	On exercise – 20 cents per share	1.9.03	24 months from ASX listing date
Brian Martin	Director	7	Options	100,000 December 2006	On exercise – 20 cents per share	1.9.03	24 months from ASX listing date
Victor Webb	Director	7	Options	100,000 December 2006	On exercise – 20 cents per share	1.9.03	24 months from ASX listing date
Bevan Jaggard	Promoter	7	Options	950,000 December 2006	On exercise – 20 cents per share	1.9.03	24 months from ASX listing date
				13,312,500			

RECEIVED

Corporations Act 2001

A COMPANY LIMITED BY SHARES

CONSTITUTION

of

CARRICK RESOURCES LIMITED

Independent Corporate Services Limited

● Adelaide ● Melbourne ● Perth ● Sydney ● New Zealand

Telephone: **1300 360 260**
Facsimile: **1300 360 160**

Certificate of Registration of a Company

This is to certify that

CARRICK RESOURCES LIMITED

Australian Company Number 100 405 954

is a registered company under the Corporations Act 2001 and is taken to be registered in Western Australia.

The company **is limited by shares.**

The company is a **public** company.

The day of commencement of registration is **the first day of May 2002.**

Issued by the
Australian Securities and Investments Commission
on this first day of May, 2002.

David Knott
Chairman

CERTIFICATE

RESOLUTION OF THE MEMBERS OF

CARRICK RESOURCES LTD.

TO ADOPT A

CONSTITUTION

I, the undersigned, being the sole member of Carrick Resources Ltd., hereby resolve to adopt the attached constitution as the constitution of the Company.

SIGNED: FRANK CARR

DATED: 30 April, 2002

INDEX TO THE CONSTITUTION OF THE COMPANY

CORPORATIONS ACT 2001

A COMPANY LIMITED BY SHARES

CONSTITUTION

OF

CARRICK RESOURCES LIMITED

PART 1 DEFINITIONS

Definitions

1.1 The following words have these meanings in these Clauses unless the contrary intention appears.

"Alternate Director" means a person appointed as alternate director under Clause 13.6.

"Auditor" means the auditor or auditors for the time being of the Company.

"Business Day" means a day other than a Saturday, a Sunday, New Year's Day, Good Friday, Easter Monday, Christmas Day, Boxing Day and any other day which the Exchange shall declare and publish to be a day which is not a business day;

"Chess" means the Clearing House Electronic Sub-Register System established and operated by the Exchange including but not limited to:

(a) the clearing and settlement of transaction in CHESS approved securities;

(b) the transfer of securities; and

(c) the registration of transfers.

"CHESS approved securities" means securities of a company for which CHESS approval has been given in accordance with the SCH Business Rules;

"CHESS subregister" means that part of a company's register for a class of the company's CHESS approved securities that is administered by SCH and that records uncertificated holdings of securities in that class;

"Company" means Carrick Resources Limited.

"Constitution" means this Constitution as amended from time to time.

"Corporations Act" means the Corporations Act 2001 as amended;

"Director" means a director for the time being of the Company, and where appropriate includes an Alternate Director.

"Dividend Interest" means the right of a Member to receive dividends under this Constitution or any law.

"Exchange" means Australian Stock Exchange Limited.

"Executive Director" means a person appointed as executive director under Clause 13.36.

"Home Branch" means the State Branch of the Exchange designated to the Company by the Exchange.

"Listed" means, in relation to the Company, the Company being and remaining admitted to the official list of the Exchange;

"Listing Rules" means the Listing Rules of the Exchange and any other rules of the Exchange which are applicable while the Company is admitted to the Official List of the Exchange, each as amended or replaced from time to time, except to the extent of any express written waiver by the Exchange.

"Listed Securities" means any shares, share options, stock, debentures, debenture stock or other securities for the time being issued by the Company and officially quoted by the Exchange;

"Managing Director" means a person appointed as managing director under Clause 13.36.

"Market Transfer" means:

(a) a transfer of shares in the Company where the transfer is pursuant to or connected with a transaction entered into on the stock market operated by the Exchange and for the avoidance of doubt includes a proper SCH transfer; or

(b) an allotment of shares in the Company as a result of the exercise of any rights, options or convertible notes where such rights, options or notes are traded on a market operated by the Exchange.

"Member" means a person for the time being entered in the Register as a member of the Company.

"Prescribed information" means information as to whether the shares are held beneficially by the holder of the shares and, if not, who has beneficial interests in the shares, whether the holder of the shares or any person who has a beneficial interest in the shares is in a position to exercise control of another licence (giving particulars of any such position) and any other information which the Directors consider is necessary or desirable for determining the eligibility of that person or any other person to hold or continue to hold shares in the Company having regard to the provisions of the Corporations Act.

"proper SCH transfer" has the same meaning as that term has under the Corporations Act.

"Register" means the register of members of the Company to be kept by the Company.

"Registered Office" means the registered office for the time being of the Company.

"Restricted Securities" has the meaning ascribed to it by the Listing Rules;

"SCH business rules" has the same meaning as that term has in the Corporations Act.

"Seal" means the common seal of the Company.

"Secretary" means a person appointed by the Directors under Clause 14.1 to perform the duties of secretary of the Company.

"State" means the state or territory in which the Company is from time to time registered.

"Voting interests" means the right of a Member to exercise a vote at any meeting of the company under this Constitution or any law.

"Winding Up Interest" means the right under this Constitution or any law for a Member to receive a share in the property of the company that could be distributed among members of the Company is property of the Company was distributed among Members, whether as a result of a winding up or otherwise.

"Writing" includes printing, tying and other methods of representing or reproducing words in a visible form and **"written"** has a corresponding meaning.

PART 2 INTERPRETATION

Interpretation

2.1 In this Constitution:

(a) word importing any gender include all others genders;

(b) the word person includes a firm, a body corporate, an unincorporated association or an authority;

(c) the singular includes the plural and vice versa; and

(d) a reference to a statute or code or the Corporations Act (or to a provision of same) means the statute, code or the Corporations Act (or provisions of same) as modified or amended and in operation for the time being, or any statute, code or provision enacted (whether by the State or Commonwealth of Australia) in its place and includes any regulation or rule for the time being in force under the statute, code or the Corporations Act.

2.2 Unless the contrary intention appears in this Constitution, an expression has, in a provision of this Constitution that deals with a matter dealt with by a particular provision of the Corporations Act, the same meaning as in that provision of the Corporations Act.

2.3 Headings are inserted for convenience and do not affect the interpretation of this Constitution.

2.4 Where the phrase "permitted by the Listing Rules" or similar phrase is used in this Constitution that expression under this Constitution shall be deemed to include any act, omission or transaction which is subject to a waiver of the Listing Rules by the Exchange.

2.5 In this Constitution a reference to the Listing Rules is to have effect if, and only if, at the relevant time, the Company has been admitted to and remains on the Official List of the ASX and is otherwise to be disregarded.

Replaceable Rules not to apply

2.6 The Replaceable Rules contained in the Corporations Act do not apply to the Company.

PART 3 SHARE CAPITAL AND VARIATION OF RIGHTS

Directors to issue shares

3.1 Without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares but subject to the Corporations Act and the Listing Rules, except as the Company in general meeting may when authorising any issue of shares otherwise direct and subject to this Constitution, shares in the Company are under the control of the Directors who may allot or dispose of all or any of the same to such person at such times at such price and on such terms and conditions and having attached to them such preferred, deferred or other special rights or such restrictions, whether with regard to dividend, voting, return or capital or otherwise and whether as preference shares that are at the option of the Company likely to be redeemed as the Directors think fit.

3.2 Subject to the Listing Rules the Directors have the right to grant to any person options or other securities with rights of conversion to shares or pre-emptive rights to any shares for any consideration and for any stock.

3.3 The Directors have the right to settle the manner in which fractions of a share, however arising, are to be dealt with.

3.4 The Directors may not, without the prior approval of a resolution of the Company in general meeting, allot any shares in the Company to any person where the allotment would have the effect of transferring a controlling interest in the Company.

3.5 A Director or any person associated with a Director may not participate in an issue by the Company of shares under Clause 3.1 or options or other securities under Clause 3.2 unless the participation of the Director or the person associated with a director in the issue is permitted under the Listing Rules.

Variation of rights

3.6 If at any time the share capital is divided into different classes of shares, the rights attached to any class may (unless otherwise provided by the terms of issue of the shares of that class), whether or not the Company is being wound up, be varied or abrogated in any way with the consent in writing of the holders of three-quarters of the issued shares of that class, or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. Any variation under this Clause shall be subject to Sections 246B to 246E of the Corporations Act.

3.7 The provisions of this Constitution relating to general meetings apply so far as they are capable of application and with the necessary changes to every separate meeting of the holders of a class of shares except that:

(a) a quorum is constituted by 2 persons who, between them, hold or represent one-third of the issued shares of the class; and

(b) any holder of shares of the class, present in person or by proxy, attorney or representative appointed under Clause 10.2 may demand a poll.

3.8 The rights conferred on the holders of the shares of any class are not deemed to be varied by the creation or issue of further shares ranking equally with the first-mentioned shares unless otherwise:

(a) expressly provided by the terms of issue of the first-mentioned shares; or

(b) required by the Corporations Act.

Commission and brokerage

3.9 The Company may exercise the power to pay brokerage or commission conferred by the Corporations Act. The rate or the amount of the brokerage or commission paid or agreed to be paid must be disclosed in the manner required by the Corporations Act.

3.10 The brokerage or commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or other securities or partly by the payment of cash and partly by the allotment of fully or partly paid shares or other securities.

3.11 The Company shall comply with the requirements of the Corporations Act and the Listing Rules in the payment of such brokerage or commission.

Recognition and disclosure of interests

3.12 Except as required by law, the Company is not bound or compelled in any way to recognise a person as holding a share on any trust.

3.13 The Company is not bound by or compelled in any way to recognise (whether or not it has notice of the interest or rights concerned) any equitable, contingent, future or partial interest in any share or unit of a share or (except as otherwise provided by this Constitution or by law) any other right in respect of a share except an absolute right of ownership in the registered holder.

Uncertificated Holdings and Electronic Transfer

3.14 Notwithstanding any other provision in this Constitution, the Directors may determine not to issue a share certificate or option certificate or may determine to cancel such a certificate without issuing any certificate in its place, if that determination is not contrary to the Corporations Act or the Listing Rules.

3.15 The Directors may do anything they consider necessary or desirable and which is permitted under the Corporations Act and the Listing Rules to facilitate the participation by the Company in CHESS developed by the Exchange or in any computerised or electronic system established or recognised by the Corporations Act or the Listing Rules for the purposes of facilitating dealings in shares or securities. Where the securities of the Company are CHESS approved securities the Company shall comply with the SCH Business Rules.

Share Holding Statements

3.16 Where the Directors of the Company have pursuant to Clause 3.15 determined not to issue share certificates or to cancel existing share certificates a Member shall have the right to receive such statements of the holdings of the Member as are required to be distributed to a Member under the Corporations Act and the Listing Rules.

Share Certificates

3.17 Subject to Clause 3.13 - 3.15 if the Directors determine to issue a certificate for shares held by a Member the following provisions apply:

(a) A person whose name is entered as a Member in the Register or as an option holder in the register of options is entitled without payment to receive a certificate in respect of the shares or options registered in the person's name issued in accordance with the Corporations Act but, in respect of shares or options held jointly by several persons, the Company is not bound to issue more than one certificate;

(b) Delivery of a certificate for a share may be effected by delivering it personally to the holder or by posting it in a prepaid envelope addressed to the holder at the address shown in the Register or by delivering or posting the certificate in accordance with the written instructions of the holder. Delivery of a certificate for a share to one of several joint holders is sufficient delivery to all such holders;

(c) Where satisfactory evidence has been received by the Company that the certificate for shares previously issued has been stolen, lost or destroyed and has not been pledged, charged, sold or otherwise disposed of, and the holder has undertaken in writing to the Company to return any such certificate to the Company if it is found or received by the holder, then the Company must issue a replacement certificate in accordance with the Corporations Act;

(d) Where a certificate for shares previously issued has been worn out or defaced and has been surrendered to the Company for cancellation and has been cancelled the person whose name is entered as the Member in respect of those shares in the Register is entitled to receive a replacement certificate in accordance with the Corporations Act and the Listing Rules.

(e) The Directors may determine the number of shares to be issued in any one certificate; and

(f) Every certificate for shares must be issued in accordance with the Corporations Act and the Listing Rules.

Joint holders of shares

3.18 Where 2 or more persons are registered as the joint holders of shares they are deemed to hold the shares as joint tenants.

Restricted Securities

3.19 The Company shall comply in all respects with the requirements of the Listing Rules with respect to Restricted Securities; without limiting the generality of the foregoing:

(a) Restricted Securities cannot be disposed of during the escrow period except as permitted by the Listing Rules or the Exchange;

(b) the Company will refuse to acknowledge a disposal (including registering a transfer) of Restricted Securities during the escrow period except as permitted by the Listing Rules or the Exchange;

(c) during a breach of the Listing Rules relating to Restricted Securities, or a breach of a restriction agreement, the holder of the Restricted Securities is not entitled to any dividend or distribution, or voting rights, in respect of the Restricted Securities.

PART 4 LIEN

Lien on share

4.1 The Company has a first and paramount lien on every share (other than a fully paid share) for all money (whether presently payable or not) called or payable at a fixed time in respect of that share and such lien extends to all dividends, rights and other distributions from time to time declared paid or made in respect of that share. Such lien extends to cover reasonable interest (not exceeding 10% per annum) and expenses incurred because such monies are not paid.

4.2 The Company also has a first and paramount lien on all shares (other than fully paid shares) registered in the name of a Member for all money presently payable by that Member to the Company and all money which the Company may be called on by law to pay in respect of the shares of that Member.

4.3 Whenever any law for the time being of any country, state or place imposes any immediate or future or possible liability on the Company to make any payment or empowers any government or taxing authority or government official to require the Company to make any payment in respect of any share registered in the name of any Member (whether solely or jointly with others) or in respect of any dividends or other moneys paid or due or payable or which may become due or payable to that Member by the Company on or in respect of any of those shares the Company in that case:

(a) is fully indemnified by that Member or that Member's executor or administrator from all that liability;

(b) has lien on the shares registered in the name of that Member for all money paid or payable by the Company in respect of those shares under or in consequence of any such law together with interest at the rate, not exceeding 20% per annum, determined by the directors from the date of payment to the date of repayment;

(c) has a lien on all dividends, payable in respect of the shares registered in the name of that Member for all moneys paid by the Company in respect of those shares or in respect of such dividends under or in consequence of any such law together with interest at the rate, not exceeding 20% per annum, determined by the Directors from the date of payment to the date of repayment and may deduct or set off against any of those dividends or other moneys any of those moneys paid by the Company together with interest;

(d) may recover as a debt due from such Member or that Member's executor or administrator wherever constituted or situated any moneys paid by the Company under any such law; and

(e) may if any such money is paid by the Company under any such law refuse to register a transfer of any shares other than by a Market Transfer by any such Member or that Member's executor or administrator until such money and interest have been set off or deducted as aforesaid or have been otherwise paid to the Company.

Nothing in this Constitution prejudices or affects any right or remedy which any such law may confer on the Company and as between the Company and every such Member, that Member's executors, administrator and estate wherever constituted or situated any right or remedy which such law confers on the Company is enforceable by the Company.

4.4 The Company may do all such things as may be necessary or appropriate for it to do under the SCH business rules to protect any lien, charge or other right to which it may be entitled under any law or this Constitution.

4.5 The Directors may at any time exempt a share wholly or in part from the provisions of Clauses 4.1 to 4.3.

4.6 The Company's lien on a share is extinguished if a transfer of the share is registered without the Company giving notice of the claim to the transferee.

Sale under lien

4.7 Subject to Clauses 4.8 and 4.9, the Company may sell, in such manner as the Directors think fit, any share on which the Company has a lien as if the share were forfeited.

4.8 A share on which the Company has a lien may not be sold by the Company unless:

(a) a sum in respect of which the lien exists is presently payable; and

(b) the Company has, not less than 14 days before the date of sale, given to the registered holder for the time being of the share or the person entitled to the share by reason of the death or bankruptcy of the registered holder, a notice in writing setting out, and demanding payment of, such part of the amount in respect of which the lien exists as is presently payable.

Transfer on sale under lien

4.9 For the purpose of giving effect to a sale mentioned in Clause 4.7, the Company may receive the consideration (if any) given for the share so sold and may (if required) execute a transfer of the share sold in favour of the person to whom the share is sold or where the transfer of shares is to be effected as a Market Transfer, the Company may do all such things as may be necessary or appropriate for it to do to effect the transfer.

4.10 The title of the transferee to the share is not affected by any irregularity or invalidity in connection with the sale of the share.

Proceeds of sale

4.11 The proceeds of a sale mentioned in Clause 4.7 must be applied by the Company in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue (if any) must (subject to any like lien for sums not presently payable that existed on the share before the sale) be paid to the person entitled to the share at the date of the sale.

PART 5 CALLS ON SHARES

Directors to make calls

5.1 The Directors may, subject to compliance with the requirements of the Corporations Act, the Listing Rules and the original terms of issue of the shares, make calls on a Member in respect of any money unpaid on the shares of that Member.

5.2 A call may be made payable by instalments.

5.3 The Directors may revoke or postpone a call.

5.4 A call must be made in accordance with the Listing Rules.

Time of call

5.5 A call is deemed to be made at the time when the resolution of the Directors authorising the call is passed.

Notice of call and Members' Liability

5.6 Each Member must, on receiving at least 15 Business Days notice (or such longer period as the Listing Rules shall require) specifying:

(a) the name of the Member;
(b) the number of shares held by the member;
(c) the amount of the call;
(d) the due date for payment of the call;
(e) the consequences of non-payment of the call;
(f) the taxation deductions applicable (if any) and how they may be applied for;
(g) market details regarding the shares and any other shares in the Company as required by the Listing Rules; and
(h) such other information as required by the Listing Rules,

pay to the Company at the time or times and place so specified the amount called on the shares.

5.7 The joint holders of a share are jointly and severally liable to pay all calls in respect of the share.

5.8 The non-receipt of a notice of any call by, or the accidental omission to give notice of a call to, a Member does not invalidate the call.

Interest on default

5.9 If a sum called in respect of a share is not paid before or on the day appointed for payment of the sum, the person from whom the sum is due must pay interest on the sum from and including the day for payment to the time of actual payment at the rate, not exceeding 20% per annum, determined by the Directors, but the Directors may waive payment of that interest wholly or in part.

Fixed instalments deemed calls

5.10 Subject to the Listing Rules any sum that, by the terms of issue of a share, becomes payable on allotment or at a fixed date is deemed for the purposes of this Constitution to be a call duly made and payable on the date on which by the terms of issue the sum becomes payable, and, in case of non-payment, all the relevant provisions of this Constitution as to payment of interest and expenses, forfeiture or otherwise apply as if the sum had become payable by virtue of a call duly made and notified.

Differentiation between shareholders as to calls

5.11 The Directors may, on the issue of shares, differentiate between the holders as to the amount of calls to be paid and the times of payment.

Prepayment of calls

5.12 The Directors may accept from a Member the whole or a part of the amount unpaid on a share although no part of that amount has been called.

5.13 The Directors may authorise payment by the Company of interest on the whole or any part of an amount so accepted, until the amount becomes payable, at such rate, not exceeding the prescribed rate, as is agreed on between the Directors and the Member paying the sum.

5.14 For the purposes of Clause 5.13, the prescribed rate of interest is:

(a) if the Company has, by resolution, fixed a rate - the rate so fixed; and

(b) in any other case - 10% per annum.

PART 6 TRANSFER OF SHARES

Forms of instrument of transfer

6.1 Subject to this Constitution, a Member may transfer all or any of the Member's shares by:

(a) by a Market Transfer in accordance with any computerised or electronic system established or recognised by the Listing Rules or the Corporations Act for the purpose of facilitating dealings in shares, including a transfer that may be effected pursuant to the SCH business rules or some other computerised or electronic transfer process; and

(b) an instrument which is:

(i) in writing in any usual or common form or in any other form that the Directors approve;
(ii) a sufficient instrument or transfer of marketable securities under Section 1101 of the Corporations Act;
(iii) in a form approved by the Exchange, or
(iv) in any other usual or common form.

Registration procedure

6.2 Where an instrument of transfer referred to in Clause 6.1(b) is to be used by a Member to transfer shares the following provisions apply;

(a) it must be executed by or on behalf of both the transferor and the transferee unless it is a sufficient transfer of marketable securities within the meaning of the Corporations Act.

(b) The instrument of transfer must be left for registration at the share registry of the Company, accompanied by the certificate for the shares to which it relates (if any) and such information as the Directors properly require to show the right of the transferor to make the transfer, and in that event, the Company must, subject to the powers vested in the Directors by this Constitution, register the transferee as a shareholder.

(c) The Company must register all registrable transfer forms, split certificates, renunciations and transfers, issue certificates and transmission receipts and mark or note transfer forms without charge except in the case the Company issues certificates for shares where the issue of a certificate is to replace a lost or destroyed.

(d). On registration of a transfer of shares, the Company must cancel the old certificate (if any).

6.3 A transferor of shares remains the holder of the shares transferred until the transfer (if any) is registered and the name of the transferee is entered in the Register in respect of the shares. The right to any dividends declared on any shares subject to a transfer will be determined by reference to the record date for the purposes of that dividend and the date of registration of the transfer.

Market Transfer

6.4 In the case of a Market Transfer the Company must comply with such obligations as may be imposed on it by the Listing Rules and where appropriate the SCH business rules in connection with any transfer of shares.

Directors power to decline to register

6.5 The Directors may decline to register any transfer of shares (other than a Market Transfer) where:

(a) the Listing Rules or SCH Business Rules permit the Company to do so; or
(b) the Listing Rules or SCH Business Rules require the Company to do so.

6.6 If in the exercise of their rights under Clause 6.5 the Directors refuse to register a transfer of a security they must give written notice in accordance with the Listing Rules of the refusal to the transferee and the broker lodging the transfer (if any). Failure to give such notice will not invalidate the decision of the Directors.

6.7 Notwithstanding any other provisions contained in this Constitution, the Company may not prevent, delay or interfere with the registration of a Market Transfer where to do so would be contrary to the provisions of any of the Listing Rules or the SCH business rules.

Closure of the Register

6.8 Subject to the Corporations Act the Listing Rules and the SCH business rules the Company may at any time close the Register for a period not exceeding in the whole 30 days in any year.

Company to retain instrument of transfer

6.9 The Company must retain every instrument of transfer it receives pursuant to the terms of this Part for registration for such period as the Directors determine.

6.10 Where the Directors refuse registration of a transfer under this Constitution, the transfer must be returned to the person who deposited it if demand is made within 12 months of the giving of notice of refusal to register unless there has been an allegation of fraud concerning the transfer or the transaction to which it relates.

Other Securities

6.11 The provisions of this Clause 6 shall apply with necessary alterations to any other Listed Securities for the time being issued by the Company.

PART 7 TRANSMISSION OF SHARES

Transmission of shares on death of holder

7.1 In the case of the death of a Member, the survivor or survivors where the deceased was a joint holder, and the legal personal representatives of the deceased where the deceased was a sole holder, are the only persons recognised by the Company as having any title to the deceased's interest in the shares, but this Clause does not release the estate of a deceased joint holder from any liability in respect of a share that had been jointly held by the deceased with other persons.

Right to registration on death or bankruptcy

7.2 Subject to the Bankruptcy Act 1966, a person becoming entitled to a share in consequence of the death or bankruptcy of a Member may, on such information being produced as is properly required by the Directors, either elect to be registered as holder of the share or nominate another person to be registered as the transferee of the share. Where the surviving joint holder becomes entitled to a share in consequence of the death of a Member the Directors must, on satisfactory evidence of that death being produced to them, direct the Register to be altered accordingly.

7.3 If the person becoming entitled elects to be registered as holder of the share under Clause 7.2 the person must deliver or send to the company a notice in writing signed by the person in such form as the Directors approve stating that the person so elects.

7.4 If the person becoming entitled nominates another person to be registered as the transferee of the share under Clause 7.2 the person must do all things necessary or appropriate to effect the transfer.

7.5 All the limitations, restrictions, and provisions of this Constitution the Listing Rules SCH business rules or the Corporations Act relating to the right to transfer, and the registration of transfer of, shares are applicable to any such notice or transfer as if the death or bankruptcy of the Member had not occurred and the actions and procedures taken to effect the transfer were actions taken by that Member.

Effect of transmission

7.6 If the registered holder of a share dies or becomes bankrupt, the personal representative or the trustee of the estate of the registered holder, as the case may be, is, on the production of such information as is properly required by the Directors, entitled to the same dividends and other advantages, and to the same rights (whether in relation to meetings of the Company, or to voting or otherwise), as the registered holder would have been entitled to if the registered holder had not died or become bankrupt.

7.7 If 2 or more persons are jointly entitled to any share in consequence of the death of the registered holder, they are, for the purpose of this Constitution, deemed to be joint holders of the share.

Market Transfers not affected

7.8 In the case of a Market Transfer the provisions of this Clause 7 are subject to any such obligation as may be imposed on the Company or the person entitled to the shares in the death or bankruptcy of the Member by the Listing Rules, SCH business rules or any law.

PART 8 FORFEITURE OF SHARES

Notice requiring payment of call

8.1 If a Member fails to pay a call or instalment of a call on the day appointed for payment of the call or instalment, the Directors may, at any time thereafter during such time as any part of the call or instalment remains unpaid, serve a notice on the Member requiring payment of so much of the call or instalment as is unpaid, together with any interest that has accrued and all costs and expenses that have been incurred by the Company by reason of such non-payment.

8.2 The notice must name a further day being the date 10 Business Days after the day for payment of the call or instalment on or before which the payment required by the notice is to be made and must state that, in the event of non-payment at or before the time appointed, the shares in respect of which the call was made will be liable to be forfeited.

Forfeiture for failure to comply with notice

8.3 If the requirements of a notice served under Clause 8.1 are not complied with, any share of which a call is unpaid at the expiration of 10 Business Days after the day for its payment is thereupon forfeited without any resolution of the Directors to that effect.

8.4 Such a forfeiture includes all dividends declared in respect of the forfeited shares and not actually paid before the forfeiture.

8.5 Any share forfeited under Clause 8.3 may be sold, re-allotted or otherwise disposed of to whom and on such terms and conditions, subject to the Corporations Act and Listing Rules, as the Directors think fit.

8.6 If any share is forfeited under Clause 8.3, notice of the forfeiture must be given to the Member holding the share immediately prior to the forfeiture and an entry of forfeiture with the date thereof must be made in the Register.

8.7 The Directors may accept the surrender of any share which they are entitled to forfeit on such terms as they think fit and any share so surrendered is deemed to be a forfeited share.

Cancellation of forfeiture

8.8 At any time before a sale or disposition of a share, the forfeiture of that share may be cancelled on such terms as the Directors think fit.

Effect of forfeiture on former holder's liability

8.9 A person whose shares have been forfeited ceases to be a Member in respect of the forfeited shares, but remains liable to pay the Company all money that, at the date of forfeiture, was payable by that person to the Company in respect of the shares (including interest at the rate, not exceeding 20% per annum, determined by the Directors from the date of forfeiture on the money for the time being unpaid if the Directors think fit to enforce payment of the interest and also expenses owing), but that person's liability ceases if and when the Company receives payment in full of all money (including interest and expenses) so payable in respect of the shares.

Evidence of forfeiture

8.10 A statement in writing declaring that the person making the statement is a director or a secretary of the Company, and that a share in the Company has been duly forfeited in accordance with this Constitution on a date stated in the statement, is prima facie evidence of the facts stated in the statement as against all persons claiming to be entitled to the share.

Transfer of forfeited share

8.11 The Company may receive the consideration (if any) given for a forfeited share on any sale or disposition of the share and may effect a transfer of the share in favour of the person to whom the share is sold or disposed of.

8.12 Upon the effecting of the transfer, the transferee must be registered as the holder of the share and is not bound to see to the application of any money paid as consideration.

8.13 The title of the transferee to the share is not affected by any irregularity or invalidity in connection with the forfeiture, sale or disposal of the share.

Forfeiture applies to non-payment of instalment

8.14 The provisions of this Constitution as to forfeiture apply in the case of non-payment of any sum that, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the nominal value of the share or by way of premium, as if that sum had been payable by virtue of a call duly made and notified.

8.15 Where the transfer of forfeited shares is to be effected by a SCH regulated transfer, the Company may do all such things as may be necessary or appropriate for it to do under the SCH business rules.

Listing Rules

8.16 The Company shall comply with the Listing Rules with respect to forfeited shares.

PART 9 GENERAL MEETINGS

Annual General Meeting

9.1 Annual general meetings of the Company are to be held in accordance with the Corporations Act and the Listing Rules.

General Meeting

9.2 A Director may convene a general meeting of the Company whenever they think fit provided that if there are no Directors holding office the Secretary shall convene a general meeting for the purpose of electing Directors.

Notice of General Meeting

9.3 Subject to the Listing Rules and to the provisions of the Corporations Act relating to special resolutions and agreements for shorter notice, at least 28 days' notice (exclusive of the day on which the notice is served or deemed to be served and of the day for which notice is given) specifying the place, day and the hour of the meeting and, in the case of special business, the general nature of that business, must be given to such persons as are entitled to receive notices from the Company for the purposes of receipt of proxy appointments the notice must specify a place and fax number and may specify an electronic address.

9.4 The non-receipt of notice of a general meeting by, or the accidental omission to give notice of a general meeting to, a person entitled to receive notice does not invalidate any resolution passed at the general meeting.

Special business of general meeting

9.5 All business that is transacted at a general meeting is special with the exception at an annual general meeting of the declaration of a dividend, the consideration of the accounts and the reports of the Directors and the Auditor, the appointment of the Auditor and the election of Directors.

Requisitioned meeting

9.6 A general meeting shall also be convened on requisition as is provided for by the Corporations Act or in default maybe convened by such requisitionists as empowered to do so by the Corporations Act.

Objects of requisitioned meeting

9.7 The requisition for a general meeting must state any resolution to be proposed at the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents if the working at the request is identical in each copy each signed by one or more of the requisitionists.

Expenses of requisitioned meeting

9.8 Any reasonable expenses incurred by the requisitionists by reason of the failure of the Directors to convene a general meeting must be paid to the requisitionists by the Company and any sum so paid may be recovered by the Company in the manner provided in Section 249E (5) of the Corporations Act.

Postponement or cancellation of meeting

9.9 The Directors may postpone or cancel any general meeting whenever they think fit (other than a meeting convened as the result of a requisition under Clause 9.6).

Notice to Home Exchange

9.10 The Company shall notify the Home Exchange:

(a) of any general meeting at which Directors are to be elected at least 20 Business Days before the earliest intended date for the general meeting and that notice shall state that nominations for election to the office of Director is to be received not later than 5 Business Days after the date that the notice to the Home Exchange bears, or any extended time as the Directors shall determine;

(b) of any general meeting (other than a meeting to pass a special resolution) at least 10 Business Days before such meeting is held; and

(c) of any general meeting convened to pass a special resolution, at least 15 Business Days before such meeting is held.

9.11 A notice convening a general meeting must:

(a) set out the place, date and time for the meeting (and, if the meeting is to be held in 2 or more places, the technology that will be used to facilitate this); and

(b) state the general nature of the meeting's business; and

(c) if a special resolution is to be proposed at the meeting - set out an intention to propose the special resolution and state the resolution; and

(d) if a Member is entitled to appoint a proxy - contain a statement setting out the following information:

(i) that the Member has a right to appoint a proxy

(ii) whether or not the proxy needs to be a Member of the company

(iii) that a Member who is entitled to cast 2 or more votes may appoint 2 proxies and may specify the proportion or number of votes each proxy is appointed to exercise.

PART 10 PROCEEDINGS AT GENERAL MEETINGS

Representation of Member

10.1 Any Member may be represented at any meeting of the Company by a proxy or attorney.

10.2 If a body corporate is a Member it may also, by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative either at a particular general meeting or at all general meetings of the Company or of any class of Members.

10.3 A person authorised under Clause 10.2 is, in accordance with that authority and until it is revoked by the body corporate, entitled to exercise the same powers on behalf of the body corporate as the body corporate could exercise if it were a natural person who was a Member.

10.4 Unless the contrary intention appears, a reference to a Member in the succeeding provisions of this Part 10 means a Member, a proxy or attorney of a Member or a person appointed under Clause 10.2 to represent a body corporate which is a Member.

Quorum

10.5 No business may be transacted at any general meeting unless a quorum is present comprising 3 Members (or one Member if the Company has only one Member) present in person or by proxy, attorney or representative appointed under Clause 10.2 and entitled to vote at the meeting. If a quorum is present at the beginning of a meeting it is deemed present throughout the meeting unless the chairman of the meeting otherwise declares, on the chairman's own motion or at the instance of a member, proxy, attorney or representative appointed under Clause 10.2.

Failure to achieve quorum

10.6 If a meeting is convened on the requisition of Members and a quorum is not present within half an hour from the time appointed for the meeting, the meeting must be dissolved.

10.7 If a meeting is convened in any other case and a quorum is not present within half an hour from the time appointed for the meeting:

(a) the meeting must be adjourned to such day, time and place as the Directors determine or if no determination is made by them to the same day in the next week at the same time and place; and

(b) if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting:

(i) 2 Members present in person or by proxy, attorney or representative appointed under Clause 10.2 constitute a quorum; or

(ii) where 2 such persons are not present - the meeting must be dissolved.

Appointment and powers of chairman of general meeting

10.8 If the Directors have elected one of their number as chairman of their meetings, that person must preside as chairman at every general meeting.

10.9 If a general meeting is held and:

(a) a chairman has not been elected as provided by Clause 10.8 or

(b) the chairman is not present within 15 minutes after the time appointed for the holding of the meeting or is unable or unwilling to act,

then the deputy chairman elected under Clause 13.16 (if any) must act as chairman of the meeting. If there is no such person or that person is absent or unable or unwilling to act, the Directors present must elect one of their number to be chairman of the meeting, or, if no Director is present or if all Directors present decline to take the chair, the Members present must elect one of their number as chairman of the meeting.

10.10 The chairman is responsible for the general conduct of a general meeting and may make rulings and in addition to any general power to adjourn may adjourn the meeting without putting the question to the vote if such action is required to ensure the orderly conduct of the meeting.

Adjournment of general meeting

10.11 The chairman may, with the consent of any meeting at which a quorum is present, and must if so directed by the meeting, adjourn the meeting from day to day, time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

10.12 When a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of an original meeting.

10.13 Except as provided by Clause 10.12, it is not necessary to give any notice of an adjournment or of the business to be transacted at any adjourned meeting.

Voting at general meeting

10.14 At any general meeting a resolution put to the vote of the meeting must be decided on a show of hands unless a poll is demanded:

(a) by the chairman;

(b) by not less than 5 Members having the right to vote at the meeting: or

(c) by a Member or Members present who are together entitled to not less than 5% of the total voting rights of all the Members having the right to vote as the resolution at the meeting.

A poll may be demanded:

(a) before a vote is taken;

(b) before the voting results on a show of hands are declared; or

(c) immediately after the voting results on a show of hands are declared.

Unless a poll is properly demanded, a declaration by the chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company, is conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution provided that the declaration reflects the show of hands and the votes of the proxies received.

Before a vote is taken the Chairman must inform the meeting whether any proxy votes have been received and how the proxy votes are to be cast.

Questions decided by majority

10.15 Subject to the requirements of the Corporations Act in relation to special resolutions, a resolution is taken to be carried if the proportion that the number of votes cast in favour of the resolution exceeds one half of the total number of votes cast on the resolution.

Poll

10.16 If a poll is properly demanded, it must be taken in such manner and (subject to Clause 10.17) either at once or after an interval or adjournment or otherwise as the chairman directs, and the result of the poll is the resolution of the meeting at which the poll was demanded.

10.17 A poll demanded on the election of a chairman or on a question of adjournment must be taken immediately.

10.18 The demand for a poll may be withdrawn.

Equality of votes

10.19 In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, in addition to the vote or votes (if any) to which the chairman may be entitled as a Member, proxy, representative or attorney, has a casting vote. The chairman has a discretion both as to the use of the casting vote and as to the way in which it is used.

Entitlement to vote

10.20 Subject to any rights or restrictions for the time being attached to any class or classes of shares at general meetings of Members or classes of Members:

(a) each Member entitled to vote may vote in person or by proxy, attorney or representative;

(b) on a show of hands, every person present who is a Member or a proxy, attorney or representative of a Member has one vote;

(c) on a poll, every person present who is a Member or a proxy, attorney or representative of a Member shall, in respect of each fully paid share held by him, or in respect of which he is appointed a proxy, attorney or representative, have one vote for the share, but in respect of partly paid shares, shall have a fraction of a vote for each partly paid share. The fraction must be equivalent to the proportion which the amount paid (not credited) is of the total amounts paid and payable (excluding amounts credited). In this Clause, amounts paid in advance of a call are ignored when calculating the proportion.

10.21 If a Member is present at any meeting of the Company and any one or more proxy, attorney or representative for such a Member is also present, or if more than one proxy, attorney or representative for a Member is present at any meeting of the Company then no such proxy, attorney or representative is entitled to vote on a show of hands and on a poll the vote of each one is of no effect unless each such person is appointed to represent a specified proportion of the Member's voting rights, not exceeding in the aggregate 100%.

Joint Shareholder's vote

10.22 In the case of joint holders of a share in the Company the vote of the senior who tenders a vote, whether in person or by proxy, attorney or representative, must be accepted to the exclusion of the votes of the other joint holders and, for this purpose, seniority is determined by the order in which the names stand in the Register.

Vote of shareholder of unsound mind

10.23 If a Member is of unsound mind or is a person whose person or estate is liable to be dealt with in any way under the law relating to mental health then the Member's committee or trustee or such other person as properly has the management of the Member's estate may exercise any rights of the Member in relation to a general meeting as if the committee, trustee or other person were a Member.

Effect of unpaid call

10.24 A Member is not entitled to vote at a general meeting in respect of those shares on which calls are outstanding; this restriction does not apply in respect of those shares on which no calls are outstanding.

Objection to voting qualification

10.25 An objection may be raised to the qualification of a voter only at the meeting or adjourned meeting at which the vote objected to is given or tendered.

10.26 Any such objection must be referred to the chairman of the meeting, whose decision is final.

10.27 A vote not disallowed under such an objection is valid for all purposes.

Appointment of proxy

10.28 (a) A Member of a Company who is entitled to attend and cast a vote at a meeting of the Company's members may appoint a person as the member's proxy to attend and vote for the Member at the meeting.

(b) The appointment may specify the proportion or number of votes that the proxy may exercise.

(c) Each Member may appoint a proxy. If the Member is entitled to cast 2 or more votes at the meeting, they may appoint 2 proxies. If the Member appoints 2 proxies and the appointment does not specify the proportion or number of the Member's votes each proxy may exercise, each proxy may exercise half of the votes.

(d) Disregard any fractions of votes resulting from the application of paragraphs (b) and (c).

10.29 An instrument appointing a proxy must be in writing under the hand of the appointor or of the appointor's attorney duly authorised in writing or, if the appointor is a corporation, under seal. A proxy need not be a member.

10.30 An instrument appointing a proxy may specify the manner in which the proxy is to vote in respect of a particular resolution and, where an instrument of proxy so provides, the proxy is not entitled to vote on the resolution except as specified in the instrument.

10.31 An instrument appointing a proxy is deemed to confer authority to demand or join in demanding a poll.

10.32 An instrument appointing a proxy must

(a) be in the form approved by the Directors from time to time and which complies with the Corporations Act; and

(b) comply with the Listing Rules.

10.33 The Directors must issue with the notice of a meeting a form of proxy in blank as to the first proxy but may include the name of any suggested alternative or other proxy.

Deposit of proxy and other instruments

10.34 An instrument appointing a proxy may not be treated as valid unless the instrument, and the power of attorney or other authority (if any) under which the instrument is signed or a copy or facsimile which appears on its face to be an authentic copy of that power or authority certified as a true copy by statutory declaration is or are received by the Company not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote at the Registered Office or share registry of the Company or at such other place as is specified for that purpose in the notice convening the meeting.

Validity of vote in certain circumstances

10.35 A vote given in accordance with the terms of an instrument of proxy or of a power of attorney is valid notwithstanding the previous death or unsoundness of mind of the principal, the revocation of the instrument (or of the authority under which the instrument was executed) or of the power, or the transfer of the share in respect of which the instrument or power is given, if no intimation in writing of the death, unsoundness of mind, revocation or transfer has been received by the Company at its Registered Office or share registry before the commencement of the meeting or adjourned meeting at which the instrument is used or the power is exercised.

Director entitled to notice of meeting

10.36 A Director is entitled to receive notice of and to attend all general meetings and all separate general meetings of the holders of any class of shares in the Company and is entitled to speak at those meetings.

PART 11 THE DIRECTORS

Number and Appointment of Directors

11.1 The number of Directors must not be less than 3 nor more than 10 or such lesser number as the Directors determine provided that the number so determined must not be less than the number of Directors when the determination takes effect. The names of the first Directors of the Company shall be the persons nominated with their consent in the application for registration of the Company or the Directors in office at the time of adoption of this Constitution will continue in office subject to the provisions of this Constitution as the case may be.

11.2 The Company in general meeting may, by resolution, increase or reduce the number of Directors and may also determine in what rotation the increase or reduced number is to go out of office.

11.3 Subject to Clause 13.39 at the Annual General Meeting in every year one-third of the Directors for the time being, or, if their number is not 3 nor a multiple of 3, then the number nearest one-third, and any other Director not in such one-third who has held office for 3 years or more (except the Managing Director), must retire from office.

11.4 A retiring Director is eligible for re-election.

11.5 The Directors to retire at any annual general meeting must be those who have been longest in office since their last election, but, as between persons who became Directors on the same day, those to retire must (unless they otherwise agree among themselves) be determined by lot.

11.6 No Director except a Managing Director shall hold office for a period in excess of 3 years or until the third annual general meeting following his appointment whichever is the longer without submitting himself for re-election.

Election of Directors

11.7 No person other than a Director seeking re-election shall be eligible for election to the office of Director at any general meeting unless he or some Shareholder intending to propose him has not later than 5 Business Days after the date shown on the notice to the Home Exchange referred to in Clause 9.10(a), left at the Registered Office a notice in writing duly signed by the nominee giving his consent to the nomination and signifying his candidature for the office or the intention of such Shareholder to propose him. Notice of each and every candidature for election as a Director shall be given to each Shareholder with or as part of the notice of the Meeting at which the election is to take place. The Company shall observe the requirements of Section 201E of the Corporations Act with respect to the election of the Directors.

11.8 Where the number of nominations for election as a Director exceeds the number of Directors who have or are to resign at the general meeting, the order in which the nominations are to be voted on shall be determined by drawing lots and once the relevant vacancies have been filled, no further nominations shall be voted on.

Qualifications of Directors

11.9 A Director is not required to hold any share in the Company.

11.10 A person of or over the age of 72 years may not be appointed or re-appointed as a Director except pursuant to a resolution of the Company in accordance with the Corporations Act.

Casual Vacancy

11.11 The Company in general meeting may by resolution and the Directors may at any time appoint any person to be a Director, either to fill a casual vacancy or as an addition to the existing Directors, but so that the total number of Directors does not at any time exceed the number determined in accordance with Clauses 11.1 and 11.2

11.12 Any Director appointed under Clause 11.11 holds office until the next annual general meeting of the Company and is then eligible for re-election but is not to be taken into account in determining the Directors who are to retire by rotation at that meeting.

Removal of Director

11.13 The Company in general meeting may by resolution (of which notice is given in accordance with the Corporations Act) remove any Director from office and may by resolution appoint another person in that Director's stead.

11.14 Any Director appointed under Clause 11.13 is to be treated, for the purpose of determining the time at which that Director or any other Director is to retire, as if that director had become a Director on the day on which the Director in whose place that Director was appointed was last elected a Director.

Remuneration of Directors

11.15 The Directors shall be paid out of the funds of the Company, by way of remuneration for their services as Directors, a sum not exceeding such fixed sum per annum as may be determined by the Directors prior to the first annual general meeting of the Company, to be divided among themselves and in default of agreement then in equal shares. The remuneration of the Directors shall not be increased except pursuant to a resolution passed at a general meeting of the Company where notice of the suggested increase shall have been given to Members in the notice convening the meeting. No non-executive Director shall be paid as part or whole of his remuneration a commission on or a percentage of profits or a commission on or a percentage of operating revenue, and no Executive Director shall be paid as whole or part of his remuneration a commission on or percentage of operating revenue.

11.16 The Directors' remuneration is deemed to accrue from day to day.

11.17 If a Director, being willing, is called on to perform extra services or to make any special exertions in going or residing abroad or otherwise for the Company, the Company may remunerate that Director by payment of a fixed sum determined by the Directors and that remuneration may be either in addition to or in substitution for that Director's share in the remuneration provided for in Clause 11.15.

11.18 The Directors may also be paid all travelling and other expenses properly incurred by them in attending, participating in and returning from meetings of the Directors or any committee of the Directors or general meetings of the Company or otherwise in connection with the business of the Company.

Directors' interests

11.19 Subject to Clause 11.20 no Director is disqualified by his office from contracting with the Company whether as vendor purchaser or otherwise, nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company in which any Director shall be in any way interested be avoided or prejudiced on that account, nor shall any Director be liable to account to the Company for any profit arising from any such contract or agreement by reason only of such Director holding that office or of the fiduciary relationship thereby established.

11.20 A director who has a material personal interest in a matter that relates to the affairs of the Company must give to the other directors notice of the interest unless such interest falls within the exception of Section 191 (2) of the Corporations Act. The nature of this interest must be disclosed by the director at a directors' meeting as soon as practicable after the relevant facts have come to his knowledge and such director must comply with the requirements of Sections 191, 192 and 195 of the Corporations Act.

11.21 Subject to the requirements of Sections 191 and 192 of the Corporations Act, a standing notice that a Director has an interest in any matter shall be a sufficient disclosure under this Clause as regards the interest of the Director in any transactions relating to the matter and after such standing notice it shall not be necessary for such Director to give a special notice relating to any particular transaction relating to that matter.

Related Body Corporate Contracts

11.22 Subject to the requirements of Chapter 2E and of Section 191 of the Corporations Act a Director shall not be deemed to be interested or to have been at any time interested in any contract or arrangement by reason only that in a case where the contract has been or will be made with, for the benefit of, or on behalf of a Related Body Corporate, he is a director in that Related Body Corporate.

Vacation of office of Director

11.23 In addition to the circumstances in which the office of a Director becomes vacant under the Corporations Act, the office of a Director becomes vacant if the Director:

(a) becomes of unsound mind or a person whose person or estate is liable to be dealt with in any way under the law relating to mental health;

(b) resigns from the office by notice in writing to the Company;

(c) is absent without the consent of the remaining Directors from meetings of the Directors held during a period of 6 months;

(d) is removed from office under Clause 11.13;

(e) ceases to be a Director by virtue of Section 206A or any other provision of the Corporations Act;

(f) becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(g) becomes prohibited from being a Director by reason of any order made under the Corporations Act.

PART 12 POWERS AND DUTIES OF DIRECTORS

Directors to manage Company

12.1 Subject to the Corporations Act the Listing Rules and to any other provision of this Constitution the business of the Company is managed by the Directors, who may exercise all such powers of the Company as are not, by the Corporations Act or by this Constitution, required to be exercised by the Company in general meeting.

12.2 Without limiting the generality of Clause 12.1, the Directors may at any time:

(a) exercise all the powers of the Company to borrow or raise money, to charge any property or business of the Company or all or any of its uncalled capital and to issue debentures or give any other security for a debt, liability or obligation of the Company or of any other person;

(b) sell or otherwise dispose of the whole or any part of the assets, undertakings and other properties of the Company or any that may be hereafter acquired on such terms and conditions as they may deem advisable, but:

(i) the Company shall comply with the Listing Rules;

(ii) any sale or disposal of the Company's main undertaking shall only be made subject to the prior approval or ratification of the sale or disposal by the Company in general meeting; and

(iii) on the sale or disposition of the Company's main undertaking or on the liquidation of the Company, no commission or fee shall be paid to any Director or Directors or to any liquidator of the Company unless it shall have been ratified by the Company in general meeting, with prior notification of the amount of such proposed payments having been given to all Members at least 10 days prior to the meeting at which any such payment is to be considered; and

(c) take any action necessary or desirable to enable the Company to comply with the Listing Rules.

12.3 The Directors may raise or secure the payment or repayment of moneys or any debt, liability or obligation in such manner and on such terms and conditions in all respects as they may determine and in particular by the issue of debentures, debenture stock (perpetual or otherwise), bonds, notes or other securities or debt instruments the payment of which may be charged on all or any part of the property of the Company (both present and future) including its uncalled capital for the time being.

12.4. Debentures, debenture stock, bonds, notes or other securities or debt instruments may be made assignable free from any equities between the Company and the person to whom the same may be issued.

12.5 Any debentures, debenture stock, bonds, notes or other securities or debt instruments may be issued at the discretion of the Directors at a discount, premium or otherwise and with any special privileges as to redemption, surrender, drawings, allotment of shares, attending and voting at general meetings of the Company, appointment of Directors and otherwise.

Appointment of attorney

12.6 The Directors may, by power of attorney, appoint any person or persons to be the attorney or attorneys of the Company for such purposes, with such powers, authorities and discretions (being powers, authorities and discretions vested in or exercisable by the Directors), for such period and subject to such conditions as they think fit.

12.7 Any such power of attorney may contain such provisions for the protection and convenience of persons dealing with the attorney as the Directors think fit and may also authorise the attorney to delegate all or any of the powers, authorities and discretions vested in the attorney.

Minutes

12.8 The Directors must cause minutes to be made:

(a) of the names of the Directors present at or involved in all general meetings and all meetings of the Directors; and

(b) of all proceedings of general meetings and of meetings of Directors,

and cause those minutes to be entered, within one month after the relevant meeting is held, in the minute book.

12.9 The minutes referred to in Clause 12.8 must be signed by the chairman of the meeting at which the proceedings took place or by the chairman of the next succeeding meeting.

Execution of Company cheques etc.

12.10 All cheques, promissory notes, bankers' drafts, bills of exchange and other negotiable instruments, and all receipts for money paid to the Company, must be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner and by such persons as the Directors determine from time to time.

Retirement Benefits for Directors

12.11 The Directors may at any time adopt any scheme or plan which they consider to be in the interest of the Company and which is designed to provide retiring or superannuation benefits for both present and future non-executive Directors, and they may from time to time vary any such scheme or plan. Any scheme or plan may be effected by agreements entered into by the Company with individual Directors, or by the establishment of a separate trust or fund, or in such other manner as the Directors consider proper. The Directors may attach such terms and conditions to any entitlement under any such scheme or plan as they think fit, including, without limitation, a minimum period of service by a Director before the accrual of any entitlement and the acceptance by the Directors of a prescribed retiring age. No such scheme or plan shall operate to confer upon any Director or on any of the dependants of any Director any benefits exceeding those permitted by Section 200G of the Corporations Act, except with the approval of the Company in general meeting.

Securities to Directors

12.12 If the Director acting solely in his capacity as a Director of the Company shall become personally liable for the payment of any sum primarily due by the Company, the Directors may create any mortgage, charge or security over or affecting the whole or any part of the assets of the Company by way of indemnity to secure the persons or person so becoming liable from any loss in respect of such liability.

PART 13 PROCEEDINGS OF DIRECTORS

Directors' meetings

13.1 The Directors may meet together for the dispatch of business and adjourn and otherwise regulate their meetings as they think fit.

13.2 A Director may at any time, and the Secretary must on the requisition of a Director, convene a meeting of the Directors but not less than 24 hours notice of every such Directors meeting shall be given to each Director either by personal telephone contact or in writing by the convenor thereof. The Directors may by unanimous resolution agree to shorter notice.

Questions decided by majority

13.3 Subject to this Constitution and to the provisions of Section 195 of the Corporations Act, questions arising at a meeting of Directors are to be decided by a majority of votes of Directors involved and voting and any such decision is for all purposes deemed a decision of the Directors.

13.4 An Alternate Director involved in any meeting of Directors has one vote for each Director for which that person is an Alternate Director and if that person is a Director also has one vote as a Director.

13.5 In the event of there being an equality of votes, the chairman of the meeting, in addition to the chairman's deliberate vote, has a casting vote except where only two Directors are present and entitled to vote on a question. The Chairman has a discretion both as to whether or not to use the casting vote and as to which way it is used.

Alternate Directors

13.6 A Director may, with the approval of the Directors, appoint a person (whether a Member of the Company or not) to be an Alternate director in the Director's place during such period as the Director thinks fit.

13.7 An Alternate Director is entitled to notice of all meetings of the Directors and, if the appointor is not involved in such a meeting, is entitled to participate and vote in the appointor's stead.

13.8 An Alternate Director may exercise any powers that the appointor may exercise and in the exercise of any such power the Alternate Director is an officer of the Company and is not deemed an agent of the appointor.

13.9 An Alternate Director is not required to hold any share in the Company.

13.10 An Alternate Director is subject in all respects to the conditions attaching to the Directors generally except that an Alternate Director is not entitled to any remuneration under Clause 11.15 otherwise than from the Alternate Director's appointor.

13.11 The appointment of an Alternate Director may be terminated at any time by the appointor notwithstanding that the period of the appointment of the Alternate Director has not expired, and terminates in any event if the appointor vacates office as a Director.

13.12 An appointment, or the termination of an appointment, of an Alternate Director must be effected by a notice in writing signed by the Director who makes or made the appointment and served on the Company.

13.13 The notice of appointment or termination of appointment of an Alternate Director may be served on the Company by leaving it at the Registered Office or by forwarding it by facsimile transmission to the Registered Office and in the case of a facsimile transmission, the appearance at the end of the message of the name of the Director appointing or terminating the appointment is sufficient evidence that the Director has signed the notice.

Quorum for Directors' meetings

13.14 At a meeting of Directors, the number of Directors whose involvement is necessary to constitute a quorum is 2, or such greater number as is determined by the Directors from time to time. However, if there are not enough directors to form a quorum for a directors meeting because of the provisions of Sub-section 195 (1) of the Corporations Act one or more directors (including those who have a material personal interest in that matter) may call a general meeting and the general meeting may pass a resolution to deal with the matter. Provided a quorum is present at the place where the meeting is held, other Directors unable to attend in person may participate in the proceedings of the meeting in accordance with Clauses 13.32 and 13.33.

Remaining Directors may act

13.15 In the event of a vacancy or vacancies in the office of a Director or offices of Directors, the remaining Director or Directors may act but, if the number of remaining Directors is not sufficient to constitute a quorum at a meeting of Directors, they may act only for the purpose of:

(a) increasing the number of Directors to a number sufficient to constitute such a quorum; or

(b) convening a general meeting of the Company.

Chairman of Directors

13.16 The Directors must elect one of their number as chairman of their meetings and may determine the period for which the person elected as chairman is to hold office. The Directors may also elect one of their number as deputy-chairman of their meetings and may determine the period for which the person elected as deputy-chairman is to hold office.

13.17 When a Directors' meeting is held and:

(a) a chairman has not been elected as provided by Clause 13.16; or

(b) the chairman is not present within 10 minutes after the time appointed for the holding of the meeting or is unable or unwilling to act,

the deputy-chairman (if any) must act as chairman of the meeting. If there is no such person or that person is absent or unable or unwilling to act, the Directors involved must elect one of their number to be a chairman of the meeting.

Directors' committees

13.18 The Directors may delegate any of their powers, other than powers required by law to be dealt with by the directors as a board, to a committee or committees consisting of at least one of their number and such other persons as they think fit.

13.19 A committee to which any powers have been so delegated must exercise the powers delegated in accordance with any directions of the Directors and a power so exercised is deemed to have been exercised by the Directors.

13.20 The members of such a committee may elect one of their number as chairman of their meetings.

13.21 If such a meeting is held and:

(a) a chairman has not been elected as provided by Clause 13.20; or

(b) the chairman is not present within 10 minutes after the time appointed for the holding of the meeting or is unable or unwilling to act,

the members involved may elect one of their number to be chairman of the meeting.

13.22 A committee may meet and adjourn as it thinks proper.

13.23 Questions arising at a meeting of a committee are to be determined by a majority of votes of the members involved and voting.

13.24 In the event of there being an equality of votes, the chairman, in addition to the chairman's deliberative vote, has a casting vote.

Written resolution by Directors

13.25 A resolution in writing signed by all Directors for the time being or their respective alternate Directors (except those Directors (or their alternates) who expressly indicate their abstention in writing to the Company and those who would not be permitted by virtue of Section 195 of the Corporations Act to vote were the resolution to be put to a meeting of the Directors) shall be as valid and effectual as if it had been passed at a Directors' meeting duly convened and held. Any such resolution may consist of several documents in like form but each document must contain a statement that the Directors are in favour of the resolution and the wording of the resolution and the statement of the Directors must be identical, each document signed by one or more Directors. A telex, telegram, facsimile transmission or other document produced by mechanical means and bearing the signature of the Director, printed mechanically and with his authority, shall be deemed to be a document in writing signed by the Director.

Defective Appointment

13.26 All acts done by any Directors' meeting or of a committee of Directors or by any person acting as a Director are, notwithstanding that it is afterwards discovered that there was some defect in the appointment of a person to be, or to act as, a Director, or that a person so appointed was disqualified, as valid as if the person had been duly appointed and was qualified to be a Director or to be a member of the committee.

Directors May Hold Other Offices

13.27 A Director may hold any other office or place of profit in or in relation to the Company (except that of auditor) in conjunction with his office of Director and on such terms as to remuneration or otherwise as the Directors shall approve.

Directors May Hold Shares, etc

13.28 A Director may be or become a shareholder in or director of or hold any other office or place of profit in or in relation to any other company promoted by the Company or in which the Company may be interested, whether as a vendor, shareholder or otherwise.

Directors Not Accountable for Benefits

13.29 No Director shall be accountable for any benefits received as the holder of any other office or place of profit in or in relation to the Company or any other company referred to in Clause 13.28 or as a shareholder in or director of any such other company.

Voting, Affixation of Seal

13.30 A Director may in all respects act as a Director in relation to any contract or arrangement in which he is interested, including, without limiting the generality of the foregoing, in relation to the execution of the contract or agreement or the use of the Company's common seal, but he may not vote in relation to any contract or proposed contract or arrangement in which he has directly or indirectly a material interest and in that respect he shall comply with the requirements of Sections 191 and 192 of the Corporations Act.

Exchange to be Advised

13.31 The Directors shall advise the Company, which in turn shall advise the Exchange without delay of any material contract involving Directors' interests. The advice shall include at least the following information:-

(a) the names of the parties to the contract;

(b) the name or names of the Director or Directors who has or have any material interest in the contract;

(c) particulars of the contract; and

(d) particulars of the relevant Director's or Director's interest or interests in that contract.

Meetings to be Effectual

13.32 For the purposes of this Constitution, but subject to Clause 13.14, the contemporaneous linking together by instantaneous communication device of a number of consenting Directors not less than the quorum, whether or not any one or more of the Directors is out of Australia, shall be deemed to constitute a Directors' meeting and all the provisions of this Constitution as to the Directors' meetings shall apply to such meetings held by instantaneous communication device so long as the following conditions are met:

(a) all the Directors for the time being entitled to receive notice of the Directors' meeting (including any alternate for any Director) shall be entitled to notice of a meeting by instantaneous communication device for the purposes of such meeting. Notice of any such Directors' meeting shall be given on the instantaneous communication device or in any other manner permitted by this Constitution;

(b) each of the Directors taking part in the Directors' meeting by instantaneous communication device must be able to hear each of the other Directors taking part at the commencement of the Directors' meeting; and

(c) at the commencement of the Directors' meeting each Director must acknowledge his presence for the purpose of a Directors' meeting of the Company to all the other Directors taking part.

Procedure at Meetings

13.33 A Director may not leave a Directors' meeting held under Clause 13.32 by disconnecting his instantaneous communication device unless he has previously obtained the express consent of the Chairman of the Directors' meeting and shall be conclusively presumed to have been present and to have formed part of the quorum at all times during the Directors' meeting by instantaneous communication device unless he has previously obtained the express consent of the Chairman of the Directors' meeting to leave the Directors' meeting as aforesaid. However, if the Director would not be permitted by virtue of Section 195 of the Corporations Act to be present or to vote during the consideration of a matter then such Director may disconnect his instantaneous communication device during the consideration of such matter without obtaining the express consent of the Chairman and he shall not be counted for the purpose of determining a quorum during the consideration of that matter.

Minutes

13.34 A minute of the proceedings at a Directors' meeting held under Clause 13.32 shall be sufficient evidence of such proceedings and of the observance of all necessary formalities if certified as a correct minute by the Chairman or the person taking the chair at the Directors' meeting under Clause 13.32.

Definition

13.35 For the purpose of this Constitution "instantaneous communication device" shall include telephone, television or any other audio or audio-visual device which permits instantaneous communication.

Appointment of Managing Director

13.36 The Directors may from time to time appoint one or more of their number to the office of Managing Director or Managing Directors of the Company or to the office of Executive Director or Executive Directors either for a fixed term or at will, but not for life and, subject to the terms of any agreement entered into in a particular case, may revoke any such appointment. The appointment of a Managing Director or Executive Director so appointed automatically terminates if he ceases for any reason to be a Director.

Remuneration

13.37 Subject to Clause 11.15 a Managing Director or Executive Director shall, subject to the terms of any agreement entered into in a particular case, receive such remuneration (whether by way of salary, commission or participation in profits, or partly in one way and partly in another) as the Directors may determine.

Powers

13.38 The Directors may, upon such terms and conditions and with such restrictions as they think fit confer upon a Managing Director or Executive Director any of the powers exercisable by them. Any powers so conferred may be concurrent with, or be to the exclusion of, the powers of the Directors. The Directors may at any time withdraw or vary any of the powers so conferred on a Managing Director or an Executive Director.

Rotation

13.39 A Managing Director shall not retire by rotation in accordance with Clause 11.3, but if there is more than one Managing Director then the first appointed Managing Director shall not be subject to re-election and the other Managing Director and the Executive Directors shall be subject to re-election.

PART 14 SECRETARY

Appointment of Secretary

14.1 There must be at least one Secretary of the Company who may be appointed by the Directors for such term, at such remuneration and on such conditions as they think fit.

Suspension and removal of Secretary

14.2 The Directors have power to suspend or remove a Secretary.

Powers and duties of Secretary

14.3 The Directors may vest in a Secretary such powers, duties and authorities as they may from time to time determine and a Secretary must exercise all such powers and authorities subject at all times to the control of the Directors.

Secretary to attend meetings

14.4 A Secretary is entitled to participate in all meetings of the Directors and all general meetings of the Company and may be heard on any matter.

PART 15 COMMON SEAL AND OFFICIAL SEAL

Custody of common seal

15.1 The Directors may provide for a common seal and must provide for the safe custody of the common seal.

Use of common seal

15.2 The common seal may be used only by the authority of the Directors, or of a committee of the Directors authorised by the Directors to authorise the use of the common seal, and every document to which the common seal is affixed must be signed by a Director and be countersigned by another Director, a Secretary or another person appointed by the Directors to countersign that document or a class of documents in which that document is included.

Execution of Documents without the Common Seal

15.3 The Company may execute a document without using a common seal if the document is signed by:

(a) 2 Directors; or

(b) a Director and a Secretary.

PART 16 INSPECTION OF RECORDS

Inspection by Members

16.1 Except as otherwise required by the Corporations Act, the Directors may determine whether and to what extent, and at what times and places and under what conditions, the accounting records and other documents of the Company or any of them will be open to the inspection of Members other than Directors, and a Member other than a Director does not have the right to inspect any document of the Company except as provided by law or authorised by the Directors or by the Company in general meeting.

PART 17 DIVIDENDS AND RESERVES

Declaration of dividend

17.1 Subject to the rights of persons (if any) entitled of shares with special rights to dividend, the Directors may declare a final dividend out of profits in accordance with the Corporations Act and may authorise the payment or crediting by the Company to the Members of such a dividend.

Directors may authorise interim dividend

17.2 The Directors may authorise the payment or crediting by the Company to the Members of such interim dividends as appear to the Directors to be justified by the profits of the Company.

No interest on dividends

17.3 Interest may not be paid by the Company in respect of any dividend, whether final or interim.

Reserves and profits carried forward

17.4 The Directors may, before declaring any dividend, set aside out of the profits of the Company such sums as they think proper as reserves, to be applied, at the discretion of the Directors, for any purpose for which the profits of the Company may be properly applied.

17.5 Pending any such application, the reserves may, at the discretion of the Directors, be used in the business of the Company or be invested in such investments as the Directors think fit.

17.6 The Directors may carry forward so much of the profits remaining as they consider ought not to be distributed as dividends without transferring those profits to a reserve.

Calculation and apportionment of dividends

17.7 Subject to the rights of persons (if any) entitled to shares with special rights as to dividend all dividends are to be declared and paid according to the amounts paid or credited as paid on the shares in respect of which the dividends is paid.

17.8 Unless any share is issued on terms providing to the contrary, all dividends are to be apportioned and paid proportionately to the amounts paid or credited as paid on the shares during any portion or portions of the period in respect of which the dividend is paid.

17.9 An amount paid or credited as paid on a share in advance of a call is not to be taken as paid or credited as paid on the share for the purposes of Clause 17.7 and 17.8.

Deductions from dividends

17.10 The Directors may deduct from any dividend payable to a Member all sums of money (if any) presently payable by that Member to the Company on account of calls or otherwise in relation to shares in the Company.

Distribution of specific assets

17.11 The Directors, when paying or declaring a dividend, may direct payment of a dividend wholly or partly by the distribution of specific assets, including fully paid shares in, debentures of or other securities of, the Company or any other corporation.

17.12 If a difficulty arises in regard to such a distribution, the directors may settle the matter as they consider expedient and fix the value for distribution of the specific assets or any part of those assets and may determine that cash payments will be made to any Members on the basis of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as the Directors consider expedient. If a distribution of specific assets to a particular Member or Members is illegal or, in the Directors' opinion, impracticable then the Directors may make a cash payment to that Member or Members on the basis of the cash amount of the dividend instead of the distribution of specific assets.

Payment by cheque and receipts from joint holders

17.13 Any dividend, interest or other money payable in cash in respect of shares may be paid by cheque sent through the post directed:

(a) to the address of the holder as shown in the Register or, in the case of joint holders, to the address shown in the Register as the address of the joint holder first named in the Register; or

(b) to such other address as the holder or joint holders in writing directs or direct.

17.14 Any one or two or more joint holders may give effectual receipts for any dividends, interest or other money payable in respect of the shares held by them as joint holders.

Bonus Share Plan

17.15 The Company may, by ordinary resolution in general meeting, authorise the Directors to implement a Bonus Share Plan on such terms and conditions as are referred to in such resolution and which plan provides for any dividend which the Directors may declare from time to time under the Clauses in this Part 17, less any amount which the Company shall either pursuant to this Constitution or any law be entitled or obliged to retain, not be payable on shares which are participating shares in the Bonus Share Plan but for those shares to carry instead an entitlement to receive an allotment of additional fully paid ordinary shares to be issued as bonus shares.

17.16 Any resolution passed by the Company in general meeting pursuant to Clause 17.15 may, at any time, be amended or revoked by the Company by ordinary resolution in general meeting.

Dividend Plans

17.17 (a) Notwithstanding any other provision of this Constitution, but subject to the requirements of the Corporations Act and, if applicable, the Listing Rules, the Directors may in their absolute discretion establish on such terms and conditions as they think fit:

(i) plans (to be called a "dividend reinvestment plan" or an "interest reinvestment plan" as the case may be) for cash dividends paid by the Company in respect of shares issued by the Company and interest paid by the Company on unsecured notes or debenture stock issued by the Company to be reinvested by way of subscription for shares in the Company; and

(ii) a plan (to be called a "dividend election plan") permitting holders of shares to the extent that his shares are fully paid up, to have the option to elect to forego his right to share in any dividends (whether interim or otherwise) payable in respect of such shares and to receive instead an issue of shares credited as fully paid up to the extent as determined by the Directors.

(b) The Directors may in their absolute discretion, modify, suspend or terminate all or any plans established pursuant to the Clause 17.17 from time to time on not less than one month's written notice to all Members.

(c) The powers given to the Directors by this Clause 17.17 are additional to the other powers reposed in the Directors by this Constitution and shall not in any way be limited, restricted or otherwise affected by the Clauses in this Part 17 and 18 inclusive.

Unclaimed dividends

17.18 All dividends declared but unclaimed may be invested by the Directors as they think fit for the benefit of the Company until claimed or until required to be dealt with in accordance with any law relating to unclaimed moneys.

PART 18 CAPITALISATION OF PROFITS

Capitalisation of reserves and profits

18.1 Subject to the Listing Rules a Company may capitalise profits. The capitalisation need not be accompanied by the issue of shares.

18.2 Subject to the Listing Rules if the capitalisation involves the issue of shares the Directors may do all things necessary to give effect to the resolution and, in particular, to the extent necessary to adjust the rights of the Members among themselves, may:

(a) issue fractional certificates or make cash payments in cases where shares or debentures become issuable in fractions; and

(b) authorise any person to make, on behalf of all or any of the Members entitled to any further shares or debentures on the capitalisation, an agreement with the Company providing for the issue to them, credited as fully paid up, of any such further shares or debentures or for the payment up by the Company on their behalf of the amounts or any part of the amounts remaining unpaid on their existing shares by the application of their respective proportions of the sum resolved to be capitalised, and any such agreement is effective and binding on all the Members concerned.

PART 19 NOTICES

Service of notices

19.1 A notice may be given by the Company to any Member or other person receiving notice under this Constitution either by serving it on the person personally or by sending it by post or facsimile transmission to the person at their address as shown in the Register or the address or number supplied by the person to the Company for the giving of notices to the person or to the electronic address nominated by that person.

19.2 If a notice is sent by post, service of the notice is deemed to be effected by properly addressing, prepaying, and posting a letter containing the notice, and the notice is deemed to have been served three (3) days after the date of its posting.

19.3 If a notice is sent by facsimile transmission or other electronic means, service of the notice is deemed to be effected by properly addressing the facsimile transmission and transmitting same and to have been served on the Business Day following its despatch.

19.4 A notice may be given by the company to the joint holders of a share by giving the notice to the joint holder first named in the Register in respect of the share.

19.5 Every person who by operation of law, transfer or other means whatsoever becomes entitled to any share is absolutely bound by every notice given in accordance with this Constitution to the person from whom that person derives title prior to registration of that person's title in the Register.

19.6 All notices sent by post outside Australia must be sent by pre-paid airmail post or facsimile or in another way that ensures that it will be received quickly or by the means provided by Clause 19.10.

Persons entitled to notice of general meeting

19.7 Notice of every general meeting must be given in a manner authorised by Clauses 19.1 to 19.6 (inclusive) and in accordance with the Corporations Act to:

(a) every Member;

(b) every Director or Alternate Director;

(c) the Auditor;

(d) the Exchange (if the Company is listed); and

(e) every person entitled to a share in consequence of the death or bankruptcy of a Member who, but for his death or bankruptcy, would be entitled to receive notice of the meeting.

19.8 No other person is entitled to receive notices of general meetings.

Change of Address

19.9 The Company shall acknowledge receipt of all notifications of change of address by holders of partly paid shares.

Incorrect Address

19.10 Where the Company has bona fide reason to believe that a Member is not known at his registered address, and the Company has subsequently made an enquiry in writing at that address as to the whereabouts of the Member which enquiry either elicits no response or a response indicating that the Member or his present whereabouts are unknown, all future notices will be deemed to be given to such Member if the notice is exhibited in the Registered Office (or, in the case of a member registered on a Branch Register, in a conspicuous place in the place where the Branch Register is kept) for a period of 48 hours (and shall be deemed to be duly served at the commencement of that period) unless and until the Member informs the Company that he has resumed residence at this registered address or notifies the Company of a new address to which the Company may send him notices (which new address shall be deemed his registered address).

PART 20 AUDIT AND ACCOUNTS

Company to keep accounts

20.1 The directors must cause the Company to keep accounts of the business of the Company in accordance with the requirements of the Corporations Act and the Listing Rules.

Company to audit accounts

20.2 The directors must cause the accounts of the Company to be audited in accordance with the requirements of the Corporations Act and the Listing Rules.

PART 21 WINDING UP

Distribution of assets

21.1 Subject to Clause 21.3, if the Company is wound up, the liquidator may, with the sanction of a special resolution of the Company, divide among the Members in kind the whole or any part of the property of the Company and may for that purpose set such value as the liquidator considers fair on any property to be so divided and may determine how the division is to be carried out as between the Members or different classes of Members.

21.2 The liquidator may, with the sanction of a special resolution of the Company, vest the whole or any part of any such property in trustees on such trusts for the benefit of the contributories as the liquidator thinks fit, but so that no Member is compelled to accept any shares or other securities in respect of which there is any liability.

Order for Winding Up

21.3 Where an order is made for the winding up of the Company or it is resolved by special resolution to wind up the Company, then on a distribution of assets to members, shares classified by the Home Exchange as Restricted Securities at the time of the commencement of the winding up shall rank in priority after all other shares.

21.4 Subject to the rights of Members (if any) entitled to shares with special rights in a winding-up, all monies and property that are to be distributed among Members on a winding-up, shall be so distributed in proportion to the shares held by them respectively, irrespective of the amount paid-up or credited as paid up on the shares.

PART 22 INDEMNITY

22.1 Except as may be prohibited by Sections 199A and 199B of the Corporations Act every Officer, auditor or agent of the Company shall be indemnified out of the property of the Company against any liability incurred by him in his capacity as Officer, auditor or agent of the Company or any related corporation in respect of any act or omission whatsoever and howsoever occurring or in defending any proceedings, whether civil or criminal.

PART 23 OVERSEAS MEMBERS

23.1 Each Member with a registered address outside Australia acknowledges that, with the approval of the Exchange, the Company may, as contemplated by and in accordance with the Listing Rules, arrange for a nominee to dispose of any of its entitlement to participate in any issue of shares or options by the Company to Members.

PART 24 LISTING RULES

Listing Rules

24.1 If the Company is admitted to the Official List of the Exchange, the following clauses apply:

(a) Notwithstanding anything contained in this Constitution, if the Listing Rules prohibit an act being done, the act shall not be done.

(b) Nothing contained in this Constitution prevents an act being done that the Listing Rules require to be done.

(c) If the Listing Rules require an act to be done or not to be done, authority is given for that act to be done or not to be done (as the case may be).

(d) If the Listing Rules require this Constitution to contain a provision and it does not contain such a provision, this Constitution is deemed to contain that provision.

(e) If the Listing Rules require this Constitution not to contain a provision and it contains such a provision, this Constitution is deemed not to contain that provision.

(f) If any provision of this Constitution is or becomes inconsistent with the Listing Rules, this Constitution is deemed not to contain that provision to the extent of the inconsistency.

PART 25 CHESS

Participation

25.1 The Directors may do anything permitted by the Corporations Act, the Listing Rules or the SCH Business Rules which they consider necessary or desirable in connection with the participation of the Company in any computerised or electronic system established or recognised by the Corporations Act, the Listing Rules or the SCH Business Rules for the purpose of facilitating dealings in shares.

Sub-Register

25.2 The Company may provide facilities for members to hold securities in the Company on an issuer sponsored sub-register in accordance with the Listing Rules and the SCH Business Rules.

Lien

25.3 The Company may do anything necessary or desirable for it to do under the SCH Business Rules to protect or enforce any lien, charge or other right to which it is entitled under any law or under this Constitution.

Compliance with SCH Business Rules

25.4 The Company shall comply with the Listing Rules and with the SCH Business Rules in respect of its participation in CHESS.

RECEIVED
2006 FEB -6 P 12:49
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Rule 1.1 Cond 3,
RECEIVED
23 SEP 2004

Appendix 1A

ASX Listing application and agreement

This form is for use by an entity seeking admission to the official list as an ASX Listing (for classification as an ASC Debt Listing use Appendix 1B, and for classification as an ASX Foreign Exempt Listing use Appendix 1C). The form is in 3 parts:

1. *Application for admission to the official list;*
2. *Information to be completed; and*
3. *Agreement to be completed.*

Information and documents (including this appendix) given to ASX in support of an application become ASX's property and may be made public. This may be prior to admission of the entity and quotation of its securities. Publication does not mean that the entity will be admitted or that its securities will be quoted.

Introduced 1/7/96. Origin: Appendix 1. Amended 1/7/97, 1/7/98, 1/9/99, 13/3/2000, 1/7/2000, 30/9/2001, 11/3/2002

Part 1 – Application for admission to the official list

Name of entity	ABN
CARRICK GOLD LIMITED	55 100 405 954

We (the entity) apply for admission to the official list of Australian Stock Exchange Limited (ASX) and for quotation of securities.

Part 2 – Information to be completed

About the entity

You must complete the relevant sections (attach sheets if there is not enough space).

All entities

1. Deleted 30/9/2001

		Number	Class
2.	Main class of securities	60,000,000	Ordinary
3.	Additional classes of securities (except CDIs)	30,000,000	Options expiring 31 December 2004 exercisable @ 20¢
		Not applicable.	

Number not to be quoted	Class

4.	Telephone number, postal address for all correspondence, general fax number, and fax number for company announcements office to confirm release of information to the market	Tel: 08 9225 5544 Fax: 08 9225 5533 Postal Address: G.P.O. Box 2567 Perth WA 6001
5.	Address of principal security registries for each class of security (including CDIs)	Advanced Share Registry Services Level 7 200 Adelaide Terrace Perth WA 6000
6.	Annual balance date	30th June

Companies only
(other entities go to 19)

7.	Name and title of chief executive officer/managing director	FRANK CARR
8.	Name and title of chairperson of directors	FRANK CARR
9.	Names of all directors	FRANK CARR BRIAN MARTIN VICTOR WEBB

10.	Duration of appointment of directors (if not subject to retirement by rotation) and details of any entitlement to participate in profits	Subject to rotation – no entitlement to participate in profits.
11.	Name and title of company secretary	BEVAN JAGGARD
12.	Place of incorporation	Perth
13.	Date of incorporation	1/5/2002
14.	Legislation under which incorporated	Corporations Act
15.	Address of registered office in Australia	Level 3, 19 Pier Street, Perth, WA 6000
16.	Month in which annual meeting is usually held	October
17.	Months in which dividends are usually paid (or are intended to be paid)	Not applicable
18.	If the entity is a foreign company which has a *certificated subregister for quoted securities*, the location of Australian security registers	Not applicable

18A.	If the entity is a foreign company, the name and address of the entity's Australian agent for service of process	Not applicable

(Companies now go to 31)

All entities except companies

19.	Name and title of chief executive officer/managing director of the responsible entity	Not applicable
20.	Name and title of chairperson of directors of responsible entity	Not applicable
21.	Names of all directors of the responsible entity	Not applicable
22.	Duration of appointment of directors of responsible entity (if not subject to retirement by rotation) and details of any entitlement to participate in profits	Not applicable
23.	Name and title of company secretary of responsible entity	Not applicable

23A.	Trusts only – if the trust is a registered managed investment scheme, the names of the members of the compliance committee (if any)	Not applicable
24.	Place of registration of the entity	Not applicable
25.	Date of registration of the entity	Not applicable
26.	Legislation under which the entity is registered	Not applicable
27.	Address of administration office in Australia of the entity	Not applicable
28.	If an annual meeting is held, month in which it is usually held	Not applicable
29.	Months in which distributions are usually paid (or are intended to be paid)	Not applicable
30.	If the entity is a foreign entity which has a certificated subregister for quoted securities, the location of Australian security registers	Not applicable
30A.	If the entity is a foreign trust, the name and address of the entity's Australian agent for service of process	Not applicable

About the entity

All entities

	Tick to indicate you are providing the information or documents		Where is the information or document to be found? (eg, prospectus cross reference)
31.	X	Evidence of compliance with 20 cent minimum issue price or sale price, and spread requirements	Issue price of securities is 20 cents
32.	X	Prospectus, Product Disclosure Statement or information memorandum relevant to the application (250 copies)	Check
33.	X	Cheque for fees	Noted
34.	X	Type of subregisters the entity will operate Example: CHESS and certificated subregisters	CHESS
35.	X	Copies of any contracts referred to in the prospectus, Product Disclosure Statement or information memorandum (including any underwriting agreement	
36.	X	A certified copy of any restriction agreement entered into in relation to restricted securities	
37.		If there are restricted securities, undertaking issued by any bank or recognised trustee	
38.	X	(Companies only) – certificate of incorporation or other evidence of status (including any change of name)	Certificate of Incorporation Certificate of Incorporation on Change of Name
39.		(All entities except companies) – certificate of registration or other evidence of status (including change of name)	Not applicable
40.	X	Copy of the entity's constitution (eg, if a company, the memorandum and articles of association)	Constitution

No.		Item	Where is the information or document to be found? (eg, prospectus cross reference)
41.	X	Completed checklist that the constitution complies with the listing rules (copy of Articles checklist is available from any Companies Department)	
42.	X	A brief history of the entity or, if applicable, the group	Prospectus

About the securities to be quoted

All entities

No.		Item	Where is the information or document to be found?
43.		Confirmation that the securities to be quoted are eligible to be quoted under the listing rules	
44.	X	Voting rights of securities to be quoted	Prospectus
45.		A specimen certificate/holding statement for each class of securities to be quoted and a specimen holding statement for CDIs	
46.	X	Terms of the securities to be quoted	Prospectus
47.		A statement setting out the names of the 20 largest holders in each class of Securities to be quoted, and the number and percentage of each class of securities held by those holders	To be provided
48.		A distribution schedule of each class of equity securities to be quoted, setting Out the number of holders in the categories – 1 – 1,000 1,001 – 5,000 5,001 – 10,000 10,001 – 100,000 100,001 and over	To be provided
49.		The number of holders of a parcel of securities with a value of more than $2,000, based on then issue/sale price	To be provided
50.		Terms of any debt securities and convertible debt securities	Not applicable

			Where is the information or document to be found? (eg, prospectus cross reference)
51.	[ ]	Trust deed for any debt securities and convertible debt securities	Not applicable
52.	[ ]	Trusts only – if the trust is not a registered managed investment scheme, ASIC exemption re buy-back provisions	Not applicable

All entities with classified assets

(Other entities go to 62)

All mining exploration entities and, if ASX asks, any other entity that has acquired, or entered into an agreement to acquire a classified assets, must give ASX the following information.

53.	X	The name of the vendor and details of any relationship of the vendor with us	Mulroy Investments Pty Ltd (Frank Carr, director)
54.	[ ]	If the vendor was not the beneficial owner of the classified asset at the date of the acquisition or agreement, the name of the beneficial owner(s) and details of the relationship of the beneficial owner(s) to us	Not applicable
55.	[ ]	The date that the vendor acquired the classified asset	Various dates
56.	X	The method by which the vendor acquired the classified assets, including whether by agreement, exercise of option or otherwise	Acquisition from independent parties
57.	[ ]	The consideration passing directly or indirectly from the vendor (when the vendor acquired the asset), and whether the consideration has been provided in full	To be provided
58.	X	Full details of the classified asset, including any title particulars	To be provided

			Where is the information or document to be found? (eg, prospectus cross reference)
59.	X	The work done by or on behalf of the vendor in developing the classified asset. In the case of a mining tenement, this includes prospecting in relation to the tenement. If money has been spent by the vendor, state the amount (verification of which may be required by ASX)	To be provided
60.		The date that the entity acquired the classified asset from the vendor, the consideration passing directly or indirectly to the vendor, and whether that consideration has been provided in full	On quotation of securities
61.		A breakdown of the consideration, showing how it was calculated, and Whether any experts' reports were commissioned or considered (and if so, with copies attached)	Reimbursement of direct costs

About the entity's capital structure

All entities

62.		Deleted 1/9/99.	
63.		A copy of the register of members, if ASX ask	Noted
64.		A copy of any court orders in relation to a reorganisation of the entity's capital in the last five years	Not applicable
65.		The terms of any employee incentive scheme	Not applicable
66.		The terms of any dividend or distribution plan	Not applicable
67.		The terms of any securities that will not be quoted	Not applicable
62.		Deleted 1/9/99.	

			Where is the information or document to be found? (eg, prospectus cross reference)
69.	X	The entity's issued capital (interests), showing separately each class of security (except CDIs), the amount paid up on each class, the issue price, the dividend (in the case of a trust, distribution) and voting rights attaching to each class and the conversion terms (if applicable)	Prospectus
70.		The number of the entity's debentures, except to bankers, showing the amount outstanding, nominal value and issue price, rate of interests, dates of payment of interest, date and terms of redemption of each class and conversion terms (if applicable) Note: This applies whether the securities are quoted or not.	Not applicable
71.		The number of the entity's unsecured notes, showing the amount outstanding, nominal value and issue price, rate of interest, dates of payment of interest, date and terms of redemption of each class and conversion terms (if applicable) Note: This applies whether the securities are quoted or not.	Not applicable
72.		The number of the entity's options to acquire unissued securities, showing the number outstanding Note: This applies whether the securities are quoted or not.	Not applicable
73.		Details of any rights granted to any person, or to any class of persons, to participate in an issue of the entity's securities Note: This applies whether the securities are quoted or not.	Not applicable
74.		If the entity has any child entities, a list of all child entities stating in each case the name, the nature of its business and the entity's percentage holding in it. Similar details should be provided for every entity in which the entity holds (directly or indirectly) 20% or more of the issued capital (interests)	Not applicable

About the entity's financial position

(Entities meeting the profit test go to 75. For the assets test go to 81A)

All entities meeting the profit test

			Where is the information or document to be found? (eg, prospectus cross reference)
75.	[ ]	Evidence that the entity has been in the same main business activity for the last 3 fully financial years	Not applicable
76.	[ ]	Evidence that the entity is a going concern (or successor) and its aggregated profit for the last 3 full financial years	Not applicable
76A.	[ ]	Evidence that the entity's profit from continuing operations in the past 12 months exceeded $400,000	Not applicable
77.	[ ]	Audited accounts for the last 3 full financial years and audit reports	Not applicable
78. - 79.		Deleted 1/7/97	
80.	[ ]	Half yearly accounts (if required) and audit report or review	Not applicable
80A.	[ ]	Pro forma balance sheet and review	Not applicable
80B.	[ ]	Statement from all directors or all directors of the responsible entity confirming that the entity is continuing to earn profit from continuing operations	Not applicable

All entities meeting the assets test

(only complete one of 81A, 81B or 81C and one of 82 or 83)

Introduced 1/7/96. Amended 1/7/99.

81.		Deleted 1/7/97	
81A.	[X]	For entities other than investment entities, evidence of the net tangible assets of at least $2 million or market capitalisation of at least $10 million	Prospectus
81B.	[ ]	For investment entities other than pooled development funds, evidence of net tangible assets of at least $15 million	Not applicable
81C.	[ ]	Evidence that the entity is a pooled development fund with net tangible assets of at least $2 million	Not applicable

			Where is the information or document to be found? (eg, prospectus cross reference)
82.	X	Evidence that at least half of the entity's total tangible assets (after raising any funds) is not cash or in a form readily convertible to cash (if there are no-commitments)	Prospectus
83.	X	Evidence that there are commitments to spend at least half of the entity's cash and assets in a form	Prospectus
84.	X	Statement that there is enough working capital to carry out the entity's stated objectives (and statement by independent expert, if required)	Prospectus
85.		Deleted 1/9/99.	
86.		Deleted 1/7/97.	
87.		Accounts for the last 3 full financial years and audit report, review or statement that not audited or not reviewed	Noted
87A.		Half yearly accounts (if required) and audit report, review or statement that not audited or not reviewed	Noted
87B.		Audited balance sheet (if required) and audit report	Noted
87C.	X	Pro forma balance sheet and review	Prospectus

(Now go to 106)

88.	Deleted 1/7/97.
89-92C	Deleted 1/9/99.
93	Deleted 1/7/97.
94-98C	Deleted 1/9/99.
99	Deleted 1/7/97.
100-105C	Deleted 1/9/99.

About the entity's business plan and level of operations

All entities

Information contained in the information memorandum			Where is the information or document to be found? (eg, prospectus cross reference)
106.	X	Details of the entity's existing and proposed activities, and level of operations. State the main business	Prospectus
107.	X	Details of any issues of the entity's securities (in all classes) in the last 5 years. *Indicate issues for consideration other than cash.*	Prospectus

Information memorandum requirements

All entities

108.		If the entity is a company, a statement that all the information that would be required under section 710 of the Corporations Act if the information memorandum were a prospectus offering for subscription the same number of securities for which quotation will be sought is contained in the information memorandum. If the entity is a trust, a statement that all the information that would be required under section 1013C of the Corporations Act if the information memorandum were a Product Disclosure Statement offering for subscriptions the same number of securities for which quotation will be sought is contained in the information memorandum	
109.		The signature of every director, and proposed director, of the entity personally or by a person authorised in writing by the director (in the case of a trust, director of the responsible entity)	
110.		The date the information memorandum is signed.	
111(a).		Full particulars of the nature and extent of any interest now, or in the past 2 years, of every director or proposed director of the entity (in the case of a trust, the responsible entity), in the promotion of the entity, or in the property acquired or proposed to be acquired by it.	
112(b).		If the interest was, or is, as a member or partner in another entity, the nature and extent of the interest of that other entity	

Information contained in the information memorandum			Where is the information or document to be found? (eg, prospectus cross reference)
111(c).	☐	If the interest was or is as a member or partner in another entity, a statement of all amounts paid or agreed to be paid to him or her or the entity in cash, securities or otherwise any person to induce him or her to become or to quality him or her as, a director, or for services rendered by him or her or by the entity in connection with the promotion or formation of the listed entity.	
112(a).	☐	Full particulars of the nature and extent of any interest of every expert in the promotion of the entity, or in the property acquired or proposed to be acquired by it	
112(b).	☐	If the interest was, or is, as a member or partner in another entity, the nature and extent of the interest of that other entity	
112(c).	☐	If the interest was, or is, as a member or partner in another entity, a statement of all amounts paid or agreed to be paid to him or her or the entity in cash, securities or otherwise by any person for services rendered by him or her or by the entity in connection with the promotion or formation of the listed entity	
113.	☐	A statement that ASX does not take any responsibility for the contents of the information memorandum	
114	☐	A statement that the fact that ASX may admit the entity to its official list is not to be taken in any way as an indication of the merits of the entity	
115	☐	If the information memorandum includes a statement claiming to be made by an expert or based on a statement made by an expert, a statement that the expert has given, and has not withdrawn, consent to the issue of the information memorandum with the particular statement included in its form and context	

			Where is the information or document to be found? (eg, prospectus cross reference)
116	☐	A statement that the entity has not raised any capital for the 3 months before the date of issue of the information memorandum and will not need to raise any capital for 3 months after the date of issue of the information memorandum	
117	☐	A statement that a supplementary information memorandum will be issued if the entity becomes aware of any of the following between the issue of the information memorandum and the date the entity's securities are quoted or reinstated. • A material statement in the information memorandum is misleading or deceptive. • There is a material omission from the information memorandum. • There has been a significant change affecting a matter included in the information memorandum. • A significant new circumstance has arisen and it would have been required to be included in the information memorandum.	

Information contained in the supplementary information memorandum.

118.	☐	If there is a supplementary information memorandum: • Correction of any deficiency. • Details of any material omission, change or new matter. • A prominent statement that it is a supplementary information memorandum. • The signature of every director, or proposed director, or the entity personally or by a person authorised in writing by the director (in the case of a trust, director of the responsible entity) • The date the supplementary information memorandum is signed	

Evidence if supplementary information memorandum is issued

119.	☐	Evidence that the supplementary information memorandum accompanied every copy of the information memorandum issued after the date of the supplementary information memorandum	

Other information

All entities

No.	Tick	Item	Where is the information or document to be found? (eg, prospectus cross reference)
120.		Evidence that the supplementary information memorandum was sent to every person who was sent an information memorandum	
121.		Details of any material contracts entered into between the entity and any of its directors (if a trust, the directors of the responsible entity)	
122.		A copy of every disclosure document or Product Disclosure Statement issued, and every information memorandum circulated, in the last 5 years	
123.		Information not covered elsewhere and which, in terms of rule 3.1, is likely materially to affect the price or value of the entity's securities	
123A.		The documents which would have been required to be given to ASX under rules 4.1, 4.2, 4.3, 4.5, 5.1, 5.2 and 5.3 had the entity been admitted to the official list at the date of its application for admissions, unless ASX agrees otherwise. Example: ASX may agree otherwise if the entity was recently incorporated.	

Mining exploration entities

No.	Tick	Item	Where is the information or document to be found?
121.	X	A map or maps of the mining tenements prepared by a qualified person. The maps must indicate the geology and other pertinent features of the tenements, including their extent and location in relation to a capital city or major town, and relative to any nearby properties which have a significant bearing on the potential of the tenements. The maps must be dated and identify the qualified person and the report to which they relate.	Prospectus
125.		Deleted 1/7/97.	

			Where is the information or document to be found? (eg, prospectus cross reference)
126.	X	A schedule of mining tenements prepared by a qualified person. The schedule must state in relation to each mining tenement: the geographical area where the mining tenement is situated; whether the title has been formally confirmed or approved and, if not, whether an application for confirmation or approval is pending and whether the application is subject to challenge; and the person in whose name the title to the mining tenement is currently held.	Prospectus
127.	X	If the entity has acquired an interest or entered into an agreement to acquire an interest in a mining tenement from any person, a statement detailing the date of the acquisition of the interest from the vendor and the purchase price paid and all other consideration (whether legally enforceable or not) passing (directly or indirectly) to the vendor.	Prospectus
128.	X	A financial statement by the directors (if a trust, the directors of the responsible entity) setting out a program of expenditure together with a timetable for completion of an exploration program in respect of each mining tenement or, where appropriate, each group of tenements	Prospectus
129.	X	A declaration of conformity or otherwise with the Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves for any reports on mineral resources and ore reserves	Prospectus

Part 3 – Agreement

All entities

You must complete this agreement. If you require a seal to be bound, the agreement must be under seal.

We agree:

1. Our admission to the official list is in ASX's absolute discretion. ASX may admit us on any conditions it decides. Quotation of our securities is in ASX's absolute discretion. ASX may quote our securities on any conditions it decides. Our removal from the official list or the suspension or ending of quotation of our securities is in ASX's absolute discretion. ASX is entitled immediately to suspend quotation of our securities or remove us from the official list if we break this agreement, but the absolute discretion of ASX is not limited.

2. We warrant the following to ASX.

    - The issue of the securities to be quoted complies with the law, and is not for an illegal purpose.

    - There is no reason why the securities should not be granted quotation.

    - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

      Note: An entity may need to obtain appropriate warranties from the subscribers for the securities in order to be able to give this warranty

    - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 601MB(1), 737, 738. 992A, 992AA or 1016F of the Corporations Act at the time that we request that the securities be quoted.

    - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from, or connected with, any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document is not available now, we will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

5. We will comply with the listing rules that are in force from time to time, even if quotation of our securities is deferred, suspended or subject to a trading halt.

6. The Listing rules are to be interpreted:

   - in accordance with their spirit, intention and purpose;
   - by looking beyond form to substance; and
   - in a way that best promotes the principles on which the listing rules are based.

7. ASX has discretion to take no action in response to a breach of a listing rule. ASX may also waive a listing rule (except one that specifies that ASX will not waive it) either on our application or of its own accord on any conditions. ASX may at any time vary or revoke a decision on our application of its own accord.

8. A document given to ASX by an entity, or on its behalf, becomes and remains the property of ASX to deal with as it wishes, including copying, storing in a retrieval system, transmitting to the public, and publishing any part of the document and permitting others to do so. The documents include a document given to ASX in support of the listing application or in compliance with the listing rules.

9. In any proceedings, a copy or extract of any document or information given to ASX is of equal validity in evidence s the original.

10. Except in the case of an entity established in a jurisdiction whose laws have the effect that CHESS cannot be used for holding legal title to securities:

    - We will satisfy the SCH technical and performance requirements and meet any other requirements SCH imposes in connection with CHESS approval of our securities.
    - When securities are issued, we will enter them in the CHESS subregister holding of the applicant before they are quoted, if the applicant instructs us on the application form to do so.
    - SCH is irrevocably authorised to establish and administer a CHESS subregister in respect of the securities for which quotation is sought.

11. Except in the case of an entity established in a jurisdiction whose laws have the effect that CHESS cannot be used for holding legal title to securities, we confirm that either:

☐ we have given a copy of this application to SCH in accordance with section 3 of the SCH Business Rules; or

☐ we ask ASX to forward a copy of this application to SCH.

12. In the case of an entity established in a jurisdiction whose laws have the effect that CHESS cannot be used for holding legal title to securities:

- SCH is irrevocably authorised to establish and administer a CHESS subregister in respect of CDI's.
- We will make sure that CDI's are issued over securities if the holder of quoted securities asks for CDI's.

13. In the case of an entity established in a jurisdiction whose laws have the effect that CHESS cannot be used for holding legal title to securities:

☐ we have given a copy of this application to SCH in accordance with section 3A of the SCH Business Rules; or

☐ we ask ASX to forward a copy of this application to SCH.

Dated: 23 September 2004

[Proper execution – if the entity has a seal, execution must be under seal]

=================

EXECUTED by **CARRICK GOLD LIMITED** (A.C.N. 100 405 954) in accordance with Section 127(1) of the Corporations Act by authority of the Directors:)

CARRICK GOLD LIMITED
A.C.N. 100 405 954
★
COMMON SEAL

....
Director

....
~~Director~~/Secretary

CARRICK GOLD LIMITED
A C N : 100 405 954

TOP SPREAD REPORT

OP ID: TTN DATE: 13/01/2005 PAGE: 1
CLASS: 2 CRK F/P

RECEIVED
2006 FEB -6 P 12:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SPREAD OF HOLDINGS	NUMBER OF HOLDERS	NUMBER OF UNITS	% OF TOTAL ISSUE CAPITAL
1 - 1,000	0	0	0.000 %
1,001 - 5,000	0	0	0.000 %
5,001 - 10,000	121	1,210,000	2.086 %
10,001 - 100,000	286	10,890,000	18.775 %
100,001 - 99999999999	34	45,900,000	79.137 %
TOTAL	441	58,000,000	99.998 %

LOCALITY ANALYSIS

OVERSEAS	4	245,000	0.422 %
1 - 999	4	120,000	0.206 %
1000 - 1999	1	10,000	0.017 %
2000 - 2999	92	4,863,500	8.385 %
3000 - 3999	42	2,585,000	4.456 %
4000 - 4999	38	1,124,000	1.937 %
5000 - 5999	12	265,000	0.456 %
6000 - 6999	244	48,747,500	84.047 %
7000 - 7999	4	40,000	0.068 %
8000 - 8999	0	0	0.000 %
9000 - 9999	0	0	0.000 %
TOTAL	441	58,000,000	99.994 %

CARRICK GOLD LIMITED　　TOP SPREAD REPORT　　OP ID: TTN　DATE: 13/01/2005　PAGE: 1
A C N : 100 405 954　　CLASS: 3　CRKO　U0311206/20

SPREAD OF HOLDINGS	NUMBER OF HOLDERS	NUMBER OF UNITS	% OF TOTAL ISSUE CAPITAL
1 - 1,000	0	0	0.000 %
1,001 - 5,000	121	605,000	2.086 %
5,001 - 10,000	83	680,500	2.346 %
10,001 - 100,000	219	6,104,500	21.050 %
100,001 - 9999999999	18	21,610,000	74.517 %
TOTAL	441	29,000,000	99.999 %

LOCALITY ANALYSIS

OVERSEAS	4	122,500	0.422 %
1 - 999	4	60,000	0.206 %
1000 - 1999	1	5,000	0.017 %
2000 - 2999	92	2,431,750	8.385 %
3000 - 3999	42	1,292,500	4.456 %
4000 - 4999	38	562,000	1.937 %
5000 - 5999	12	132,500	0.456 %
6000 - 6999	244	24,373,750	84.047 %
7000 - 7999	4	20,000	0.068 %
8000 - 8999	0	0	0.000 %
9000 - 9999	0	0	0.000 %
TOTAL	441	29,000,000	99.994 %

STANTON PARTNERS

1 HAVELOCK STREET
WEST PERTH 6005
WESTERN AUSTRALIA

TELEPHONE: (08) 9481 3188

Facsimile: (08) 9321 1204

e-mail: australia@stanton.com.au

RECEIVED
2006 FEB -6 P 12:29
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

13 January 2005

The Directors
Carrick Gold Limited
Level 9
37 St Georges Terrace
PERTH WA 6000

Dear Sirs

As your request, as auditors of Carrick Gold Limited, we set out as Appendix 2, a pro-forma Statement of Financial Position ("SOFP") of Carrick Gold Ltd ("Carrick") that update the pro-forma SOFP included in the Stanton Partners Corporate Pty Ltd Investigating Accountants Report of 20 September 2004. The update allows for the raising of $5,600,000 of which $1,829,000 was issued to extinguish debts due to the interest of F Carr (effective cash raised from the public, $3,771,000).

The adjustments to the 30 June 2004 audited figures are set out at Appendix 1. From discussions with the Director, Mr F Carr, Carrick has sufficient working capital to carry out its business objectives as stated in the Prospectus of September 2004.

Yours faithfully
STANTON PARTNERS

Stanton Partners

[redacted]

John Van Dieren
Partner

APPENDIX 2

STATEMENTS OF FINANCIAL POSITION

	Note	Audited 30 June 2004	Pro-forma Unaudited 30 June 2004
		$	$
Current Assets			
Cash Assets		18,949	3,133,999
Receivables		2,283	2,283
Total Current Assets		21,232	3,136,282
Non Current Assets			
Exploration Expenditure		2,286,381	2,286,381
Total Non Current Assets		2,286,281	2,286,381
Total Assets		2,307,613	5,422,663
Current Liabilities			
Payables		51,950	-
Other loans		1,810,000	31,000
Total Current Liabilities		1,861,950	31,000
Total Liabilities		1,861,950	31,000
Net Assets (Deficiency)		445,663	5,391,663
Equity			
Contributed Equity		875,000	5,969,000
Accumulated Losses		(429,337)	(577,337)
Total Equity (deficiency)		445,663	5,391,663

RECEIVED
2006 FEB -6 P 12:2?
OFFICE OF INTERNATIONAL CORPORATE FINANCE

STANTON PARTNERS

1 HAVELOCK STREET
WEST PERTH 6005
WESTERN AUSTRALIA

TELEPHONE: (08) 9481 3188
Facsimile: (08) 9321 1204
e-mail: australia@stanton.com.au

13 January 2005

Australian Stock Exchange Limited
Mezzanine Floor
1 The Esplanade
PERTH WA 6000

Attention: Mr Anthony Walsh

Dear Sir

RE: CARRICK GOLD LIMITED

We are the auditors of Carrick Gold Limited ("Carrick"). We refer to your query on the financial effect of adopting International Reporting Financial Standards (or Australian equivalents) ("IRFS") for Carrick. We note below the note Carrick will possibly include in its 2004/05 Annual Report (without figures) that relates to IRFS.

It is our view that there will be no material financial affect on adopting IRFS.

The Australian Accounting Standards Board is adopting the Standards of the International Accounting Standards for application to reporting periods on or after 1 January 2005. Pending Accounting Standard AASB1 "First Time Adoption of Australian Equivalents to International Financial Reporting Standards" prescribes transitional provisions for first time adopters. AASB1047 "Disclosing the Impact of Adopting Australian Equivalents to International Financial Reporting Standards" requires financial reports to disclose information about the impact of any changes in accounting policies in the transition period leading up to the adoption date.

The Company's directors have met with the auditors of the Company to discuss the implications of adopting the International Financial Reporting Standards ("IFRS") that are applicable to the Company's full financial year ended 30 June 2006, although comparatives (30 June 2005) need to comply with the IFRS. The company does not need to have any significant changes to systems as a result of adopting the IFRS.

A summary of any key differences in accounting polices that are expected to arise from adopting Australian equivalent to IFRS's are as follows:

Income Tax - will adopt a balance sheet approach under which temporary differences are identified for each asset and liability rather than accounting for the effects of timing differences between taxable income and accounting profit. The Company has tax losses and it is not expected to book a benefit of such losses under IFRS.

Impairment of assets - currently assess whether assets are impaired by determining the recoverable amount of the assets on the basis of undiscounted future cash flows. IFRS will determine recoverable amount as the higher of fair value less costs to sell and value in use.

Financial Instruments

- Investments available for sale are to be measured at fair value with changes in fair value recognised in equity subject to impairment.
- Investments in marketable securities are to be measured at fair value with changes in fair value recognised in the statement of financial performance as an expense or income
- Investments/financial assets or liability carried at fair value through the statement of financial performance.

Business Combinations -No amortisation of goodwill but an annual impairment testing of goodwill will apply.

Exploration and Evaluation – IRFS6 was recently introduced (in December 2004), effective from 1 January 2006 in relation to the mining and exploration industries. The costs of exploration and evaluation may be carried forward as per the current Australian standard and an impairment test on those assets is required when facts and circumstances indicate that the carrying value of the assets may exceed recoverable amounts.

Yours sincerely
STANTON PARTNERS

Stanton Partners

J Van Dieren

John Van Dieren
Partner

STANTON PARTNERS CORPORATE PTY LTD
A.C.N 063 036 331
1 HAVELOCK STREET
WEST PERTH 6005
WESTERN AUSTRALIA
TELEPHONE: (08) 9481 3188
FACSIMILE: (08) 9321 1204
e-mail: jvdieren@stanton.com.au

13 January 2005

Australian Stock Exchange Limited
Level 8, Exchange Plaza
2 The Esplanade
PERTH WA 6000

Attention: Mr Anthony Walsh

Dear Sirs

We refer to your letter dated 6 January 2005 addressed to Carrick Gold Limited ("Carrick"). Based on discussions with Carrick management and based on Carrick receiving $3,771,000 from the public and the interests of F Carr being issued 9,145,000 shares to eliminate debts of Carrick totalling $1,829,000, Carrick will have enough working capital to carry out its stated objectives referred to in its Prospectus dated 23 September 2004.

Furthermore Carrick will, immediately on achieving an ASX listing (expected in January 2005) have working capital of at least $1.5 million (expected to approximate $3.0 million). Stanton Partners Corporate Pty Ltd undertook the preparation of the Investigating Accountant's Report in the original Prospectus.

Yours faithfully
STANTON PARTNERS CORPORATE PTY LTD

John P Van Dieren
Director

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

RECEIVED
2006 FEB -6 P 12:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

To Company Name/Scheme CARRICK GOLD LIMITED

ACN/ARSN 100 405 954

1. Details of substantial holder (1)

Name FRANK CARR

ACN/ARSN (if applicable)

The holder became a substantial holder on 20/1/2005

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
ORDINARY SHARES	35,700,000	35,700,000	61.5%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
FRANK CARR	Direct	29,670,000 Ord. Shares
MULROY INVESTMENTS PTY. LTD.	Director and shareholder	5,510,000 do.
NOBLE PACIFIC LIMITED	Director and shareholder	10,000 do.
THE NOBLE FOUNDATION	Director	510,000 do.

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
FRANK CARR	FRANK CARR	FRANK CARR	29,670,000 Ord. Shares
MULROY INVESTMENTS PTY. LTD.	MULROY INVESTMENTS PTY. LTD.	MULROY INVESTMENTS PTY. LTD.	5,510,000 do.
NOBLE PACIFIC LIMITED	NOBLE PACIFIC LIMITED	NOBLE PACIFIC LIMITED	10,000 do.
THE NOBLE FOUNDATION	THE NOBLE FOUNDATION	THE NOBLE FOUNDATION	510,000 do.

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
FRANK CARR MULROY INVESTMENTS PTY. LTD. NOBLE PACIFIC LIMITED THE NOBLE FOUNDATION	20/1/2005 do. do. do.	Float do. do. do.		29,670,000 Ord.Shares 5,510,000 do. 10,000 do. 510,000 do.

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
MULROY INVESTMENTS PTY. LTD. (009 032 526)	Director & Shareholder
NOBLE PACIFIC LIMITED (009 171 724)	Director & Shareholder
THE NOBLE FOUNDATION (28 912 511 413)	Director

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
FRANK CARR MULROY INVESTMENTS PTY. LTD. NOBLE PACIFIC LIMITED THE NOBLE FOUNDATION	c/- G.P.O. Box 2567, Perth, WA 6001

Signature

print name FRANK CARR capacity DIRECTOR

sign here date 21/1/2005

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

RECEIVED
2006 FEB -6 P 12:-0
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	CARRICK GOLD LIMITED
ABN	55 100 405 954

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	FRANK CARR
Date of appointment	1 MAY 2002

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities	
29,670,000	Ordinary fully paid shares
14,835,000	December 2006 20¢ options

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Mulroy Investments Pty. Ltd.	5,510,000 Ordinary fully paid shares 2,755,000 December 2006 20¢ options
Noble Pacific Limited Companies of which Frank Carr is a director and shareholder	10,000 Ordinary fully paid shares 5,000 December 2006 20¢ options
The Noble Foundation Charitable trust of which Frank Carr is a director	510,000 Ordinary fully paid shares 255,000 December 2006 20¢ options

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	CARRICK GOLD LIMITED
ABN	55 100 405 954

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	BRIAN MARTIN
Date of appointment	1 MAY 2002

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
300,000 Ordinary fully paid shares 150,000 December 2006 20¢ options

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
Martin Superannuation Fund A fund of which Brian Martin is a beneficiary	50,000 Ordinary fully paid shares 25,000 December 2006 20¢ options
Calday Grange Pty. Ltd. A company of which Brian Martin is a director and shareholder	10,000 Ordinary fully paid shares 5,000 December 2006 20¢ options

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**CARRICK GOLD LIMITED**
ABN	**55 100 405 954**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	VICTOR WEBB
Date of appointment	1 MAY 2002

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
200,000 Ordinary fully paid shares 100,000 December 2006 20¢ options

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest. N/A	Number & class of Securities

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

24 January 2005

Carrick Gold Limited

TRADING HALT

The securities of Carrick Gold Limited (the "Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Thursday, 27 January 2005 or when the announcement is released to the market.

Security Codes: CRK
CRKO

Brendan O'Hara
Manager Companies

CARRICK GOLD LIMITED

The Manager
Australian Stock Exchange
Exchange Plaza
2 The Esplanade
Perth

Date: 24 January 2005

By Fax 9221-2020

Attention: Ms. Jill Hewitt

Dear Sir,

We wish to request a trading halt to Carrick Gold Limited securities pending release of announcement.

Yours faithfully,
CARRICK GOLD LIMITED

BEVAN JAGGARD
Company Secretary

Tel: (618) 9225 5544 Fax: (618) 9225 5533 ACN 100 405 954
Level 9, 37 St. George's Terrace, Perth WA 6000
G.P.O. Box 2567, Perth, WA 6001

CARRICK GOLD LIMITED

ACN 100 405 954
Level 9, 37 St. George's Terrace, Perth, WA 6000
G.P.O. Box 2557, Perth, WA 6001
Tel: (08) 9225-5544 Fax: (08) 9225-5533

The Manager
Companies Announcement Platform
Australian Stock Exchange
20 Bond Street, Sydney, NSW 2000

Date: 24 January 2005

By E-Lodgement

Dear Sir,

Confidentiality Agreement with Placer Dome Asia Pacific Limited ("Placer Dome")

We wish to advise that following the completion of a lengthy dual investigative report prepared by Placer Dome on the Carrick Gold Limited Parrot Feathers and Lindsays resource areas; Carrick Gold Limited has, at the request of Placer Dome, entered into a confidentiality agreement regarding further arrangements with Placer Dome.

Carrick Gold Limited wishes to emphasise that this constitutes the extent of arrangements with Placer Dome at this time and no further significance should be placed thereon.

The Company is in compliance with its obligations under Listing Rule 3.1.

Yours faithfully,
CARRICK GOLD LIMITED

BEVAN JAGGARD
Company Secretary

RECEIVED
2006 FEB -6 P 12:20
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	CARRICK GOLD LIMITED
ABN	55 100 405 954

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	BRIAN MARTIN
Date of last notice	21 January 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	24 January 2005
No. of securities held prior to change	300,000
Class	Fully paid ordinary shares
Number acquired	44,500
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	35 cents per share
No. of securities held after change	344,500
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trades

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

RECEIVED
2005 FEB -6 P 12:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CARRICK GOLD LIMITED
ACN 100 405 954
Level 9, 37 St. George's Terrace, Perth, WA 6000
G.P.O. Box 2567, Perth, WA 6001
Tel: (08) 9225-5544 Fax: (08) 9225-5533

The Manager
Companies Announcement Platform
Australian Stock Exchange
20 Bond Street, Sydney, NSW 2000

Date: 31 January 2005

By E-Lodgement

Dear Sir,

Parrot Feathers further Gold Intersections & New Drill Programme

We wish to advise that the recently completed drill programme at the Company's Parrot Feathers resource has returned further intersections of gold mineralisation.

These intersections include:-

Hole	Easting	Northing	From	To	Grade gpt
PFRC 115	18620	48520	32m	35m	4.8
PFRC 116	18580	48520	44m	47m	4.5
PFRC 117	18540	48520	66m	70m	3.0
PFRC 118	18500	48520	1m	5m	6.4
PFRC 120	18420	48520	137m	141m	6.4
PFRC 129	18380	48520	175m	178m	10.3
PFRC 131	18500	48600	1m	2m	8.8
PFRC 134	18460	48360	111m	113m	7.9
PFRC 135	18420	48360	138m	142m	6.5
PFRC 136	18420	48680	8m	9m	4.4
PFRC 155	18460	48640	128m	130m	17.2

A resource upgrade statement is currently in preparation for the Parrot Feathers area.

The Company's next drill programme begins this week at the Lindsays area – immediately south of and adjoining the Parrot Feathers area. The programme will include approximately 40 RC holes over a distance of 400 metres of strike in order to further define the Lindsays resource. The holes will be drilled to a depth of approximately 150 metres.

Yours faithfully,
CARRICK GOLD LIMITED

BEVAN JAGGARD
Company Secretary

The information in this report, in so far as it relates to ore or mineralisation and exploration activities, is based on information compiled by Peter Paterson who is a member of the Australasian Institute of Mining and Metallurgy and who has more than five years experience in the relevant field of activity. This report accurately reflects the information compiled by that member.

CARRICK GOLD LIMITED

ACN 100 405 954
Level 9, 37 St. George's Terrace, Perth, WA 6000
G.P.O. Box 2567, Perth, WA 6001
Tel: (08) 9225-5544 Fax: (08) 9225-5533

The Manager
Companies Announcement Platform
Australian Stock Exchange
20 Bond Street, Sydney, NSW 2000

Date: 31 January 2005

By E-Lodgement

Dear Sir,

Parrot Feathers Gold Intersections

We refer to our announcement of this morning and your request for further details. In relation to each drill hole we advise as follows:

Dip:	-60°
Azimuth:	045°

Yours faithfully,
CARRICK GOLD LIMITED

BEVAN JAGGARD
Company Secretary

The information in this report, in so far as it relates to ore or mineralisation and exploration activities, is based on information compiled by Peter Paterson who is a member of the Australasian Institute of Mining and Metallurgy and who has more than five years experience in the relevant field of activity. This report accurately reflects the information compiled by that member.

RECEIVED
2005 FEB -6 P 12:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CARRICK GOLD LIMITED
ACN 100 405 954
Level 9, 37 St. George's Terrace, Perth, WA 6000
G.P.O. Box 2567, Perth, WA 6001
Tel: (08) 9225-5544 Fax: (08) 9225-5533

Companies Announcement Platform
Australian Stock Exchange
20 Bond Street, Sydney, NSW 2000

Date: 7 January 2005

By E-Lodgement

CARRICK REPORTS SIGNIFICANT RESOURCE UPGRADE

The latest development of a suitable resource model and a quantified drill measured and indicated resource is convincing and very exciting evidence that a mine will be developed at Parrot Feathers.

The drilling programme initiated recently at Parrot Feathers prospect was designed to infill previous drilling and to construct a model of the gold mineralisation using a North West (315 degrees) grid pattern . Ten 40 metre spaced lines from the new grid were chosen to cover the known mineralised area and assay results from drilling at 40 metre intervals along these lines were used to recalculate the Parrot Feathers resource to a **JORC compliant measured and indicated gold resource to a vertical depth of 150 metres.**

In the **measured and indicated category** a resource at the Parrot Feathers of

1.7 million tonnes for 149,000 gold ounces

comprising:

1,590,000 tonnes @ 2.68g/t or 137,098 ounces * Indicated

and a near surface (to 30 metres) measured resource of

113,000 tonnes @ 3.26g/t or 11,813 ounces. * Measured

This represents an increase to the indicated resource of some 35,000 ounces in the latest drill programme.

The resource is calculated using the polygonal method and a summary of ore block parameters in sections is given in Table 1. Ten 40 metre drill sections over a strike distance of 400 metres were drilled on a NW grid to give a indicated resource including all gold mineralised drill intersections above 0.5ppmAu to a vertical depth of 150 metres.

The total measured, indicated and inferred resource for the Parrot Feathers - Lindsays - Neves system (PFLN system) has increased from 11M Tonnes @ 2.7g/t to:

11.62M Tonnes @ 2.66g/t for 987,700 gold ounces*

The above resource is an extension to that previously disclosed and has been calculated from drilling results between 10450 north and 11300 north and is subdivided into categories as given in the Table below:

Structure/s	Depth	Category	Tonnes M	Grade g/t
Parrot Feathers	30	Meas.	0.1	3.8
	150	Ind.	0.99	3.2
	500	Inf.	1.74	3.1
Lindsay's	30	Meas.	0.039	2.1
	150	Ind.	0.88	2.1
	500	Inf.	3.79	3.7
Neves	150	Ind.	0.76	1.6
	500	Inf.	2.71	1.3

The total resource (subtotal of the total Inferred resource for the project) for the Parrot Feathers - Neves system (PFLN resource), as itemized in the Table above, had previously been calculated to be 11M Tonnes @ 2.7g/t.

Deposit	**Category**	**Tonnes**	**Grade in g/t Gold**	**Gold Ounces**
Parrot Feathers	Measured	100 000	3.8	12,179
	Indicated	990 000	3.2	101,538
	Inferred	1 740 000	3.1	172,884
	Total	2 830 000	3.4	308,397
Lindsays	Measured	39 000	2.1	2,625
	Indicated	880 000	2.1	59,230
	Inferred	3 790 000	3.7	449,455
	Total	4 709 000	3.4	513,160
Neves	Indicated	760 000	1.6	38,974
	Inferred	2 710 000	1.3	112,916
	Total	3 470 000	1.4	155,705
All Deposits	Measured	139 000	3.3	14,701
	Indicated	2 630 000	2.4	202,307
	Inferred	8 240 000	2.8	739,487
	Total	11 009 000	2.7	952,701

Drill samples obtained from RC percussion drilling were sampled downhole in 1 metre intervals with each metre being assayed for Gold, Copper and Arsenic at Kalgoorlie Assay Laboratory (KAL). Samples were first assayed using a 2 acid Aqua Regia digest, and samples assaying above 1g/tAu were assayed using a 40gram fire assay technique. Assay readings for both techniques were obtained by ICP.

The model shown in Figure 1 delineates two main horizons 100 metres apart, depicted as the Lindsays ore structure (in Yellow and Parrot Feathers ore structure (in Red). Neves ore structure, a third main horizon (in blue) appears to occur immediately above Lindsays. Each mineralised structure is an horizon of individual quartz-sulphide sheets generally flat lying, faulted and sheared giving an overall dip of 40 - 45 degrees to the west.

Carrick is extremely excited with its success rate in hitting target zones identified by the geological model developed from previous drilling programmes. Only 4 holes of the 46 drilled in the last programme returned all gold values less than 1g/t . The model shows a robust system with continuity (see Figure 1).

Resource definition drilling is again in progress over a strike length of 400 metres with initial results available by the end of the month.

- The information in this report to which relates to exploration results, mineral resources or ore reserves Is based on information compiled by Peter Paterson who is a Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists with a minimum of five years experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the 'Australasian Code for Reporting of Exploration Results, Mineral Resources, and Ore Reserves. Mr. Paterson consents to the inclusion in the report of the matters based on his information in the form and context in which it appears. Mr. Paterson is an employee of Tarnwood Pty. Ltd. which consults to Carrick Gold Limited.
-

TABLE 1

Indicated							
Section	Area	Grams	Grade	Tonnes	Grams	Grade	Ounces
48680	1105	1658	1.5	119340	179064		
48640	1239	3525	2.8	133812	380700		
48600	1684	3275	1.9	181872	353700		
48560	2239	4577	2	241812	494316		
48520	2435	7605	3.1	262980	821340		
48480	1753	7290	4.2	189324	787320		
48440	1778	3845	2.2	192024	415260		
48400	1008	3268	3.2	108864	352944		
48360	907	3038	3.3	97956	328104		
48320	605	1525	2.5	65340	164700		
	14753	39606		1593324	4277448	2.684606521	137097.6923
Measured							
Section	Area	Grams	Grade	Tonnes	Grams	Grade	Ounces
48420	64	472	7.38	3456	25488		
48440	286	994	3.48	15444	53676		
48460	320	1035	3.23	17280	55890		
48480	347	1315	3.79	18738	71010		
48500	393	1040	2.65	21222	56160		
48520	287	1221	4.25	15498	65934		
48540	303	683	2.25	16362	36882		
48560	94	65	0.69	5076	3510		
	2094	6825		113076	368550	3.259312321	11812.5

Composite Section Parrot Feathers

(Showing overlapping ore horizon sections from the Lindsays and Neves resources)



LINDSAYS
PARROT FEATHERS
FIGURE 1

BEVAN JAGGARD
Company Secretary
CARRICK GOLD LIMITED

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	CARRICK GOLD LIMITED
ABN	55 100 405 954

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	FRANK CARR
Date of last notice	21 JANUARY 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	7 & 8 February 2005
No. of securities held prior to change	29,670,000
Class	Ord F/P Shares
Number acquired	230,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	38.8 cents per share
No. of securities held after change	29,900,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market purchases

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

RECEIVED
2006 FEB -6 P 12:20
FICE OF INTERNATIONAL CORPORATE FINANCE

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**CARRICK GOLD LIMITED**
ABN	**55 100 405 954**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	FRANK CARR
Date of last notice	8 FEBRUARY 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	18 & 21 February 2005
No. of securities held prior to change	29,900,000
Class	Ord F/P Shares
Number acquired	100,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	31 cents per share
No. of securities held after change	30,000,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market purchases

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

RECEIVED
2005 FEB -6 P 12:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

To Company Name/Scheme	CARRICK GOLD LIMITED
ACN	100 405 954

1. Details of substantial holder

Name	FRANK CARR
ACN/ARSN (if applicable)	
There was a change in the interests of the substantial holder on	18 & 21/2/2005
The previous notice was given to the company on	20/1/2005
The previous notice was dated	20/1/2005

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice Person's votes	Voting power	Present notice Person's votes	Voting power
F/P ordinary shares	35,700,000	61.5%	36,020,000	62.1%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
21/2/2005	Frank Carr	On-market purchase	36.7¢ per share	320,000 F/P shares	Frank Carr

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest and Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of securities	Person's votes
Frank Carr	do.		30,000,000 FPO	51.7%
Mulroy Investments Pty. Ltd..	do.	Director & Shareholder	5,500,000 FPO	9.5%
Noble Pacific Limited	do.	Director & Shareholder	10,000 FPO	0.0%
The Noble Foundation	do.	Director	510,000 FPO	0.9%

5. Changes in association

The persons who have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows: Not applicable

Name and ACN/ARSN (if applicable) Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

All c/- G.P.O. Box 2567, Perth, WA 6001

Electronic Lodgement print name FRANK CARR capacity Director date 21/2/2005

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**CARRICK GOLD LIMITED**
ABN	**55 100 405 954**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	BRIAN MARTIN
Date of last notice	27 JANUARY 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	9 March 2005
No. of securities held prior to change	344,500
Class	Fully paid ordinary shares
Number acquired	5,500
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	33 cents per share
No. of securities held after change	350,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trades

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

RECEIVED
2006 FEB -6 P 12:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

CARRICK GOLD LIMITED

ABN

55 100 405 954

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	F/P ORDINARY
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	20,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	20 CENTS PER SHARE
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	PURSUANT TO EXERCISE OF OPTIONS
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	15 MARCH 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
31,395,000	F/P ORDINARY
15,667,500	DEC. '06 OPTIONS

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	26,625,000 13,312,500	F/P ORDINARY DEC. '06 OPTIONS

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: BEVAN JAGGARD Date: .15 MARCH 2005
Company Secretary

== == == == ==

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

CARRICK GOLD LIMITED

ABN

55 100 405 954

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	20¢ DECEMBER 2006 OPTIONS
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	500,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	OPTIONS EXERCISEABLE ON OR BEFORE 31 DECEMBER 2006 AT 20 CENTS

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	PROVISION OF SERVICES
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	PAYMENT FOR PROVISION OF MARKETING AND CONSULTANCY SERVICES
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	16 MARCH 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
31,375,000	F/P ORDINARY
16,187,500	DEC. '06 OPTIONS

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
26,625,000	F/P ORDINARY
13,312,500	DEC. '06 OPTIONS

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

N/A

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: BEVAN JAGGARD Date: 16 MARCH 2005
Company Secretary

== == == == ==

+ See chapter 19 for defined terms.

RECEIVED
2006 FEB -6 P 12:37
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

CARRICK GOLD LIMITED

ABN

55 100 405 954

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	20¢ DECEMBER 2006 OPTIONS
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	500,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	OPTIONS EXERCISEABLE ON OR BEFORE 31 DECEMBER 2006 AT 20 CENTS

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	PROVISION OF SERVICES
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	PAYMENT FOR PROVISION OF MARKETING AND CONSULTANCY SERVICES
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	16 MARCH 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	31,395,000	F/P ORDINARY
		16,187,500	DEC. '06 OPTIONS

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	26,625,000 13,312,500	F/P ORDINARY DEC. '06 OPTIONS

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: BEVAN JAGGARD Date: 16 MARCH 2005
Company Secretary

== == == == ==

+ See chapter 19 for defined terms.

CARRICK GOLD LIMITED

ACN 100 405 954
Level 9, 37 St. George's Terrace, Perth, WA 6000
G.P.O. Box 2567, Perth, WA 6001
Tel: (08) 9225-5544 Fax: (08) 9225-5533

Companies Announcement Platform
Australian Stock Exchange
20 Bond Street, Sydney, NSW 2000

Date: 21 March 2005

By E-Lodgement

CARRICK EXPANDS GOLD TENEMENTS

We wish to advise that Carrick Gold has acquired four further prospecting licences P27/1260 – P27/1263 in the Kalpini mining district, 40kms NE of Kanowna townsite, 30kms south east of the Lindsays/Parrot Feathers/Neves deposit at Carrick Vale and 60kms NE of Kalgoorlie. The four adjoining leases make up an area of 585 hectares as shown in Figure 1.

Inspection of prospecting licences P27/1260 and P27/1261 has shown numerous clusters and lines of old shafts, a small scale open pit, shallow diggings and treated tailings.

The Atlas Shaft central to P27/1260 is recorded to have produced **7,806 ounces of gold from 15,216 tons of ore at an average grade of 16.5 g/t. The Atlas line of workings is parallel with shear zones containing massive quartz reefs, orientated in several directions. These workings extend 600 metres in a WNW, ESE direction (Refer: Figure 2).**

The Camelia small scale open pit in the centre of P27/1261 **hosts gold mineralisation up to 32 g/t Au in a steeply dipping shear zone.** The open pit is mined to the 1st level of the Camelia Shaft (~10m) where the ore body continues as shear flexures in a down dip direction. The Camelia line of workings extend in a NW and SE directions for about 600 metres giving a combined available strike length of gold mineralisation within P27/1260 and P27/1261 of at least 1200 metres (Refer: Figure 2).

Recent drill results by previous owners during 2003, 2004 were highlighted by:

- Over 17% of all holes drilled intersecting > 0.5g/t Au, with over 83% of such intersections within the oxide zone.
- Significant results including:

RAB1	**1m @ 6.7 g/t Au & 1m @ 14.8 g/t Au**
RAB4	**1m @ 12 g/t Au**
RAB39	**1m @ 10.8 g/t Au**
RC17	**1m @ 3.8 g/t Au & 1m @ 21.0 g/t Au**

The leases are considered prospective for significant gold resources because:

- The geology, including mineralised structures, is similar to the Lindsays model.
- The controlling structures contain isolated economic grade (+3 g/t) intersections and historic workings along 1200 – 1600 metres of strike.
- Soil anomalies (+200 ppb) and an oxidised resource have been locally identified to overlie high grade (21 g/t Au) primary mineralisation.

During 2003, 2004 the previous owners spent ~ $138,000 on exploration and previous to that approximately $400,000 had been spent on exploration since 1995.

Carrick Gold has purchased the leases outright (100% ownership) for a cash consideration of $50,000.

Carrick Gold wishes to further announce the winning of Applications for Exploration Licences E27/262 and E27/263 by ballot.

Ref: Carr & Hagemann, Man of War Resources, Information Memorandum, Nov 2004.

BEVAN JAGGARD
Company Secretary
CARRICK GOLD LIMITED



350000
360000
370000
380000
390000
400000
6650000
6640000
6630000
6620000
6610000
6600000
CARRICKVALE
GINDALBIE
KALPINI
MAYDAY
Kanalpi RD
Yarri RD
KANOWNA
Tenement Holding
KALGOORLIE
0
8000
16000
24000
Scale 1:400000
Carrick Gold Ltd
Kalpini Mining District
Tenement Holding
Figure 1
RSGEO:
DRAWN:
SCALE 1:400000
DATE :16/09/2005
REPORT:
PLAN:


396000 396500 397000 397500 398000 398500 399000 399500 400000
6638000
6637500
6637000
6636500
6636000
6635500
6635000
6634500
P27/1262
P27/1260
ATLAS SHAFT
CAMELIA OPEN PIT
P27/1261
M27/304
P27/1263
N
0 570 1140 1710
Scale 1:28500

INTERDEX

Carrick Gold Ltd

KALPINI TENEMENT
P27/1260 - P27/1263
Appl. M27/304
Figure 2

RSGEO:	SCALE 1:28500	REPORT:
DRAWN:	DATE :18/03/2005	PLAN:

RECEIVED
2005 FEB -6 P 12:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CARRICK GOLD LIMITED
ACN 100 405 954
Level 9, 37 St. George's Terrace, Perth, WA 6000
G.P.O. Box 2567, Perth, WA 6001
Tel: (08) 9225-5544 Fax: (08) 9225-5533

Companies Announcement Platform
Australian Stock Exchange
20 Bond Street, Sydney, NSW 2000

Date: 22 March 2005

By E-Lodgement

FURTHER HIGH GRADE GOLD INTERSECTIONS

Carrick Gold Limited continues to intersect high grade gold mineralisation in its latest drill programme on the Parrot Feathers extension at its Carrick Vale tenements. A further 32 RC drill holes have targeted gold mineralisation identified by a developed geological model.

Drilling has extended the Parrot Feathers existing indicated resource of 1,590,000 tonnes AU @ 2.68 g/t strike length by a further 200 metres to a strike length of 560 metres.

Initial results showing mineralised zones in this programme included:

PFRC164	**1m**	**@**	**7.71 g/t Gold**	
PFRC169	**6m**	**@**	**2.88 g/t Gold**	**including 1m @ 7.8 g/t Gold**
PFRC178	**2m**	**@**	**10.8 g/t Gold**	**including 1m @ 15.1 g/t Gold**
PFRC180	**1m**	**@**	**17.76 g/t Gold**	
PFRC188	**5m**	**@**	**1.39 g/t Gold**	

Drill holes PFRC191 to PFRC208 targeted gold mineralisation at shallow depths and at closer spacings to further delineate the high grade gold mineralised structures immediately north of the trial pit. Further assay results will be released as they come to hand

BEVAN JAGGARD
Company Secretary
CARRICK GOLD LIMITED

TABLE 1

Hole	Depth (m)	Intersection (m)	Grade (g/t)
PFRC159	111	1	1.49
PFRC162	111	4	2.1
PFRC163	132	2	0.66
PFRC163	149	1	1.89
PFRC164	42	4	1.64
PFRC164	49	1	0.57
PFRC164	76	1	0.5
PFRC164	116	1	7.71
PFRC164	131	1	0.75
PFRC164	142	3	2.72
PFRC164	161	1	1.29
PFRC164	171	1	0.9
PFRC165	31	1	1.45
PFRC165	163	2	1.96
PFRC166	6	1	0.8
PFRC166	100	1	0.59
PFRC167	7	2	0.64
PFRC167	15	1	0.5
PFRC167	34	1	0.56
PFRC167	85	1	1.04
PFRC167	91	1	1.32
PFRC167	118	1	0.5
PFRC168	36	1	2.06
PFRC168	113	2	2.77
PFRC169	46	6	2.88 inc. 1m @ 7.8
PFRC169	60	1	0.6
PFRC169	97	1	4.26
PFRC169	138	1	2.16
PFRC169	145	1	1.45
PFRC170	52	1	0.52
PFRC170	90	1	0.56
PFRC170	103	1	2.09
PFRC170	116	2	0.55
PFRC170	177	1	0.76
PFRC171	110	1	0.55
PFRC172	69	1	1.07
PFRC172	73	1	1.04
PFRC174	45	1	0.6
PFRC174	50	2	1.05
PFRC174	55	1	0.55
PFRC174	96	3	1.12
PFRC175	124	2	1.32
PFRC176	52	1	0.67
PFRC177	98	1	4.07
PFRC178	88	2	10.82 inc. 1m @ 15.12
PFRC179	54	2	1.03
PFRC179	59	1	0.52

PFRC179	63	1	0.54
PFRC180	43	1	0.96
PFRC180	94	1	17.65
PFRC181	27		STOPE
PFRC182	12	1	3.17
PFRC182	96	1	0.55
PFRC183	97	2	1.37
PFRC184	69	3	1.4
PFRC186	3	2	2.39
PFRC187	58	1	0.67
PFRC187	64	1	0.8
PFRC187	66	1	1.86
PFRC187	72	1	0.89
PFRC188	88	2	2.6
PFRC188	109	5	1.39
PFRC190	47	1	0.51
PFRC190	108	1	0.7

TABLE 2

Hole	Easting	Northing	RL	Depth (m)	Azimuth	Dip
PFRC159	18440.06	48280.95	496.19	132	135	-70
PFRC160	18440	48285.52	496.25	85	135	-70
PFRC161	18439.84	48289.33	496.26	32	135	-70
PFRC162	18440.17	48275.38	496.16	175	135	-70
PFRC163	18439.45	48349.88	498.26	158	135	-70
PFRC164	18460.02	48564.46	497.63	180	135	-70
PFRC165	18440.29	48439.54	497.19	180	135	-70
PFRC166	18441.45	48199.98	496.43	180	135	-70
PFRC167	18435.54	48240.07	496.21	120	45	-70
PFRC168	18399.79	48240.1	496.22	139	45	-70
PFRC169	18359.12	48240.13	496.44	164	45	-70
PFRC170	18299.2	48240.05	495.34	190	45	-70
PFRC171	18400.02	48199.82	496.35	120	45	-70
PFRC172	18500.38	48196.49	495.79	120	45	-70
PFRC173	18540.2	48200.1	495.35	85	45	-70
PFRC174	18490.24	48196.04	496.11	142	45	-70
PFRC175	18439.52	48355.24	497.49	133	45	-70
PFRC176	18376.01	48200.08	496.5	114	315	-70
PFRC177	18419.96	48209.96	496.34	108	45	-70
PFRC178	18442.57	48175.94	496.22	102	315	-70
PFRC179	18500.04	48200.09	495.82	69	135	-70
PFRC180	18500.25	48179.94	495.64	105	45	-70
PFRC181	18539.47	48180.32	495.44	120	225	-70
PFRC182	18419.89	48179.89	496.4	108	45	-70
PFRC183	18420.25	48199.94	496.38	102	45	-70
PFRC184	18449.88	48159.97	496.39	120	45	-70
PFRC185	18529.12	48160.02	495.53	90	45	-70
PFRC186	18479.15	48123.21	487.99	126	45	-70
PFRC187	18429.28	48120.06	496.91	102	45	-70
PFRC188	18441.82	48189.64	496.45	120	315	-70
PFRC189	18479.81	48287.16	495.87	54	45	-70
PFRC190	18440.95	48224.91	496.33	126	135	-70
PFRC191	18532.59	48179.97	495.5	40	0	-90
PFRC192	18522.64	48197.37	495.71	76	0	-90

PFRC193	18433	48204.95	496.38	52	0	-90
PRRC194	18408.5	48217.12	496.36	60	0	-90
PFRC195	18375.99	48239.99	496.39	52	0	-90
PFRC196	18375.7	48203.8	496.27	58	0	-90
PFRC197	18368.26	48211.67	496.47	64	0	-90
PFRC198	18380.06	48217.11	496.47	64	0	-90
PFRC199	18438.47	48240.06	496.16	50	0	-90
PFRC200	18494.45	48281.62	495.72	30	0	-90
PFRC201	18515.16	48184.63	495.19	55	0	-90
PFRC202	18527.74	48206.07	495.3	50	0	-90
PFRC203	18528.07	48171.4	495.38	40	0	-90
PFRC204	18412.92	48225.59	496.44	40	0	-90
PFRC205	18404.16	48208.5	496.31	40	0	-90
PFRC206	18371.7	48231.05	496.54	50	0	-90
PFRC207	18441.14	48188.99	496.43	55	0	-90
PFRC208	18442.96	48248.11	496.2	40	0	-90

The information in this report which relates to exploration results, mineral resources or ore reserves Is based on information compiled by Peter Paterson who is a Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists with a minimum of five years experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the 'Australasian Code for Reporting of Exploration Results, Mineral Resources, and Ore Reserves. Mr. Paterson consents to the inclusion in the report of the matters based on his information in the form and context in which it appears. Mr. Paterson is an employee of Tarnwood Pty. Ltd. which consults to Carrick Gold Limited.

RECEIVED
2005 FEB -4 P 12: 30
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CARRICK GOLD LIMITED

ACN 100 405 954

Level 9, 37 St. George's Terrace, Perth, WA 6000
Tel: (08) 9225-5544 Fax: (08) 9225-5533
G.P.O. Box 2567, Perth, WA 6001

The Manager
Companies Announcement Platform
Australian Stock Exchange

Date: 12 April 2005

CARRICK RESOURCE EXCEEDS 1.1 MILLION GOLD OUNCES

Since listing in January 2005, the measured and indicated resource at the Lindsays system of Carrick Gold Limited has increased from 2.77 million tonnes for 214,000 contained gold ounces to 3.4 million tonnes for 255,000 contained gold ounces.

The combined JORC compliant measured, indicated, and inferred resource over a strike distance of 1 kilometre now stands at 13.4 million tonnes @ 2.6 g/t for 1.12 million contained gold ounces.

Table 1 attached shows recent shallow drilling designed to intercept mineralisation north of the trial pit.

Table 2 shows highlights of previous drilling which form part of the total resource of 13.4 million tonnes for 1.16 million gold ounces.

The latest drill results confirm the continuation of the NW trending mineralised structures with additional high grade intersections between the Parrot Feathers and the trial pit.

Further drilling is to commence shortly along NW trending shear systems over a combined strike distance of approximately 7 kilometres.

Other significant results showing mineralised zones include:

GIN 16	**3m**	**@**	**10.8 g/t Gold**
GIN 124	**4m**	**@**	**13.4 g/t Gold**
GIN 125	**1m**	**@**	**22.0 g/t Gold**
GN 3	**1m**	**@**	**18.2 g/t Gold**
PFRC101	**7m**	**@**	**8.5 g/t Gold**
PFRC088	**2m**	**@**	**17.8 g/t Gold**
PFRC068	**3m**	**@**	**9.2 g/t Gold**
PF001	**2m**	**@**	**12.0 g/t Gold**

Hole No.	TABLE 1		
	Depth	Intersection	Grade
PFRC 191	(m)	(m)	g/t
PFRC192	28	3	2.62
	46	2	1.87
PFRC195	68	1	1.5
	40	2	3
PFRC196	43	3	0.59
PFRC197	10	1	0.62
PFRC198	7	4	2.14
	2	1	0.85
PFRC199	46	1	1.38
PFRC200	5	2	2.35
	20	1	0.73
PFRC202	28	2	0.92*
PFRC203	42	1	1.79
PFRC204	15	1	1.55
PFRC207	31	1	0.78
* Bottom of Hole			
Intersection	15	1	1.3

Hole	East	North	RL	Depth	Azimuth	Dip
PFRC191	18532.59	48179.97	495.5	40	0	-90
PFRC192	18522.64	48197.37	495.71	76	0	-90
PFRC193	18433	48204.95	496.38	52	0	-90
PRRC194	18408.5	48217.12	496.36	60	0	-90
PFRC195	18375.99	48239.99	496.39	52	0	-90
PFRC196	18375.7	48203.8	496.27	58	0	-90
PFRC197	18368.26	48211.67	496.47	64	0	-90
PFRC198	18380.06	48217.11	496.47	64	0	-90
PFRC199	18438.47	48240.06	496.16	50	0	-90
PFRC200	18494.45	48281.62	495.72	30	0	-90
PFRC201	18515.16	48184.63	495.19	55	0	-90
PFRC202	18527.74	48206.07	495.3	50	0	-90
PFRC203	18528.07	48171.4	495.38	40	0	-90
PFRC204	18412.92	48225.59	496.44	40	0	-90
PFRC205	18404.16	48208.5	496.31	40	0	-90
PFRC206	18371.7	48231.05	496.54	50	0	-90
PFRC207	18441.14	48188.99	496.43	55	0	-90
PFRC208	18442.96	48248.11	496.2	40	0	-90

TABLE 2

Hole ID	Location		RL	Hole	Intersection	Intersection (1g/t cutoff)		Hole	
	East	North		Depth (m)	Depth (m)	(m)	**(g/t)**	Azi	Dip
GIN 16	18419.609	48015.116	496.12	25	8	3	**10.8**	0	-90
GIN 124	18588.007	48522.076	495.03	50	46	4	**13.4**	0	-90
GIN 125	18583.382	48511.653	494.73	50	34	1	**22.0**	0	-90
GIN 134	18393.934	47884.817	495	50	37	10	**2.6**	0	-90
GIN 312	18457.432	48107.414	496	30	18	3	**4.1**	0	-90
GN 3	18428.158	48048.583	495	40	16	1	**18.2**	0	-90
GN 6	18401.005	48059.897	495	80	42	2	**10.1**	90	-60
GN 7	18437.527	48044.305	495	26	12	2	**18.2**	0	-90
PF001	18589.803	48520.506	494.2	60	52	2	**12.0**	0	-90
PF006	18578.142	48510.43	494.8	55	33	3	**7.7**	0	-90
					38	1	**15.6**		
					52	2	**7.7**		
PFRC023	18599.695	48526.623	494.1	113	38	2	**5.8**	0	-90
					41	3	**5.4**		
PFRC068	18555.543	48394.507	495.29	70	59	3	**9.2**	0	-90
PFRC088	18395.171	48245.279	496.24	184	119	2	**17.8**	90	-60
PFRC101	18387.959	48529.706	496.1	286	178	7	**8.5**	90	-60

The information in this report which relates to exploration results, mineral resources or ore reserves Is based on information compiled by Peter Paterson who is a Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists with a minimum of five years experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the 'Australasian Code for Reporting of Exploration Results, Mineral Resources, and Ore Reserves. Mr. Paterson consents to the inclusion in the report of the matters based on his information in the form and context in which it appears. Mr. Paterson is an employee of Tarnwood Pty. Ltd. which consults to Carrick Gold Limited.

BEVAN JAGGARD
Company Secretary
CARRICK GOLD LIMITED

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

CARRICK GOLD LIMITED

ABN

55 100 405 954

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	F/P ORDINARY
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	7,500
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	20 CENTS PER SHARE
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	PURSUANT TO EXERCISE OF OPTIONS
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14 APRIL 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
31,402,500	F/P ORDINARY
16,160,000	DEC. '06 OPTIONS

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	26,625,000 13,312,500	F/P ORDINARY DEC. '06 OPTIONS

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: BEVAN JAGGARD Date: .18 APRIL 2005
Company Secretary

== == == == ==

+ See chapter 19 for defined terms.

RECEIVED
2005 FEB -6 P 12:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

CARRICK GOLD LIMITED

ABN	Quarter ended ("current quarter")
55 100 405 954	31 MARCH 2005

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (9 months) $A'000
1.1	Receipts from product sales and related debtors	-	-
1.2	Payments for (a) exploration and evaluation	(799)	(799)
	(b) development	-	
	(c) production	-	
	(d) administration	(249)	(249)
1.3	Dividends received	-	
1.4	Interest and other items of a similar nature received	29	51
1.5	Interest and other costs of finance paid	(20)	(20)
1.6	Income taxes paid	-	-
1.7	Other: - IPO Costs	(469)	(469)
	GST refund	2	2
	Net Operating Cash Flows	(1,484)	(1,484)
	Cash flows related to investing activities		
1.8	Payment for purchases of:		
	(a)prospects	(50)	(50)
	(b)equity investments	-	-
	(c) other fixed assets	-	-
			-
1.9	Proceeds from sale of: (a)prospects	-	-
	(b)equity investments	-	-
	(c)other fixed assets	-	-
1.10	Loans to other entities	-	-
1.11	Loans repaid by other entities	-	-
1.12	Other (provide details if material)		
	Net investing cash flows	(50)	(50)
1.13	Total operating and investing cash flows (carried forward)	(1,534)	(1,534)

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(1,534)	(1,534)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	5,604	5,604
1.15	Proceeds from sale of forfeited shares		
1.16	Proceeds from borrowings	692	692
1.17	Repayment of borrowings	(2,513)	(2,513)
1.18	Dividends paid		
1.19	Other (provide details if material)		
	Net financing cash flows	3,783	3,783
	Net increase (decrease) in cash held	2,249	2,249
1.20	Cash at beginning of quarter/year to date	21	21
1.21	Exchange rate adjustments to item 1.20		
1.22	**Cash at end of quarter**	2,270	2,270

Payments to directors of the entity and associates of the directors Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	40
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

First reporting period

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

+ See chapter 19 for defined terms.

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities		
3.2	Credit standby arrangements		

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	250
4.2	Development	20
	Total	270

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	296	
5.2	Deposits at call	1,974	
5.3	Bank overdraft		
5.4	Other (provide details)		
	Total: cash at end of quarter (item 1.22)	2,270	

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed				
6.2	Interests in mining tenements acquired or increased	P27/1260	Ownership	Nil	100%
		P27/1261	"	Nil	100%
		P27/1262	"	Nil	100%
		P27/1263	"	Nil	100%

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*				
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	**58,020,000**	**31,395,000**		
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	28,020,000	28,020,000	20 cents	F/P
7.5	**+Convertible debt securities** *(description)*				
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				
7.7	**Options** *(description and conversion factor)*	29,480,000	16,167,500	*Exercise price* 20 cents	*Expiry date* 31 Dec. 2006
7.8	Issued during quarter	14,500,000	14,500,000	20 cents	31 Dec. 2006
7.9	Exercised during quarter	20,000	20,000	20 cents	31 Dec. 2006
7.10	Expired during quarter				
7.11	**Debentures** *(totals only)*				
7.12	**Unsecured notes** *(totals only)*				

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does ~~/does not* *(delete one)*~~ give a true and fair view of the matters disclosed.

Sign here: Bevan Jaggard Date: 20 April 2005
Company secretary

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

+ See chapter 19 for defined terms.

RECEIVED
2006 FEB -6 P 12:30
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CARRICK GOLD LIMITED
ACN 100 405 954

Level 9, 37 St. George's Terrace, Perth, WA 6000
Tel: (08) 9225-5544 Fax: (08) 9225-5533
G.P.O. Box 2567, Perth, WA 6001

The Manager
Companies Announcement Platform
Australian Stock Exchange

Date: 21 April 2005

QUARTERLY ACTIVITIES REPORT FOR THE PERIOD ENDED 31 MARCH 2005

Highlights

- **The Company, having completed its initial public offering for $5.6 million, listed on the Australian Stock Exchange on 20 January 2005.**

- **Current JORC compliant resource stands at 1.12 million gold ounces at the Lindsays project.**

- **Results from recent drilling have increased the resource in the Measured and Indicated categories to 3.4 million tonnes for 255,000 contained gold ounces.**

- **Acquisition of the Kalpini tenements brings a further 4 prospecting leases totalling 585 hectares situated 60 kilometres NE of Kalgoorlie to Carrick's prospective tenements.**

- **Drilling has recommenced and is currently being conducted in the 5 metre deep Trial Pit.**

Activities

1. Lindsays

During the quarter the Company completed a further 50 RC drill holes between the Parrot Feathers and the Trial Pit for a total of 4,817 metres. The drilling increased the resource in the Measured and Indicated categories to 3.4 million tonnes for 255,000 gold contained ounces. High grade drill results in the target area included:-

1m	@	7.71 g/t Gold	
6m	@	2.88 g/t Gold	including 1m @ 7.8 g/t Gold
2m	@	10.8 g/t Gold	including 1m @ 15.1 g/t Gold
1m	@	17.76 g/t Gold	

The Lindsays project is situated approximately 50 kilometres NE of Kalgoorlie. The main road to the project passes through the township of Kanowna on a sealed road which then leads to the mining centre of Gindalbie bypassing the road to the mining centres of Kurnalpi, Silver Swan, and Carosue Dam.

Recent drilling has enabled the Company to upgrade its total Measured, Indicated, and Inferred resource to 13.4 million tonnes for 1.12 million contained gold ounces at a grade of 2.6 g/t gold (See Table 1).

TABLE 1

Structure	Depth	Category	Tonnes M	Grade g/t	
Parrot Feathers	30	Meas.	0.11	3.3	
	150	Ind.	1.59	2.7	
	500	Inf.	1.74	3.1	
Lindsay's	30	Meas.	0.039	2.1	
	150	Ind.	0.96	2.1	
	500	Inf.	3.79	3.7	
Neves	150	Ind.	0.76	1.6	
	500	Inf.	4.4	1.6	
PFLN System		Total	13.4	2.6	

Total Resource = 13.4M Tonnes @ 2.6g/t or 1.12M ounces

Details of significant results above 0.5 g/t are included in Tables 2 and 3 hereunder.

TABLE 2

Hole	Depth (m)	Intersection (m)	Grade (g/t)
PFRC159	111	1	1.49
PFRC162	111	4	2.1
PFRC163	132	2	0.66
PFRC163	149	1	1.89
PFRC164	42	4	1.64
PFRC164	49	1	0.57
PFRC164	76	1	0.5
PFRC164	116	1	7.71
PFRC164	131	1	0.75
PFRC164	142	3	2.72
PFRC164	161	1	1.29
PFRC164	171	1	0.9
PFRC165	31	1	1.45
PFRC165	163	2	1.96
PFRC166	6	1	0.8
PFRC166	100	1	0.59
PFRC167	7	2	0.64
PFRC167	15	1	0.5
PFRC167	34	1	0.56
PFRC167	85	1	1.04
PFRC167	91	1	1.32
PFRC167	118	1	0.5
PFRC168	36	1	2.06
PFRC168	113	2	2.77
PFRC169	46	6	2.88 inc. 1m @ 7.8
PFRC169	60	1	0.6
PFRC169	97	1	4.26
PFRC169	138	1	2.16
PFRC169	145	1	1.45
PFRC170	52	1	0.52
PFRC170	90	1	0.56
PFRC170	103	1	2.09
PFRC170	116	2	0.55
PFRC170	177	1	0.76
PFRC171	110	1	0.55
PFRC172	69	1	1.07
PFRC172	73	1	1.04
PFRC174	45	1	0.6
PFRC174	50	2	1.05
PFRC174	55	1	0.55
PFRC174	96	3	1.12
PFRC175	124	2	1.32
PFRC176	52	1	0.67
PFRC177	98	1	4.07
PFRC178	88	2	10.82 inc. 1m @ 15.12
PFRC179	54	2	1.03
PFRC179	59	1	0.52
PFRC179	63	1	0.54

PFRC180	43	1	0.96
PFRC180	94	1	17.65
PFRC181	27		STOPE
PFRC182	12	1	3.17
PFRC182	96	1	0.55
PFRC183	97	2	1.37
PFRC184	69	3	1.4
PFRC186	3	2	2.39
PFRC187	58	1	0.67
PFRC187	64	1	0.8
PFRC187	66	1	1.86
PFRC187	72	1	0.89
PFRC188	88	2	2.6
PFRC188	109	5	1.39
PFRC190	47	1	0.51
PFRC190	108	1	0.7
PFRC 191	28	3	2.62
PFRC192	46	2	1.87
	68	1	1.5
PFRC195	40	2	3
	43	3	0.59
PFRC196	10	1	0.62
PFRC197	7	4	2.14
PFRC198	2	1	0.85
	46	1	1.38
PFRC199	5	2	2.35
PFRC200	20	1	0.73
	28	2	0.92*
PFRC202	42	1	1.79
PFRC203	15	1	1.55
PFRC204	31	1	0.78
PFRC207	15	1	1.3
* Bottom of			
Hole Intersection			

TABLE 3

Hole	Easting	Northing	RL	Depth (m)	Azimuth	Dip
PFRC159	18440.06	48280.95	496.19	132	135	-70
PFRC160	18440	48285.52	496.25	85	135	-70
PFRC161	18439.84	48289.33	496.26	32	135	-70
PFRC162	18440.17	48275.38	496.16	175	135	-70
PFRC163	18439.45	48349.88	498.26	158	135	-70
PFRC164	18460.02	48564.46	497.63	180	135	-70
PFRC165	18440.29	48439.54	497.19	180	135	-70
PFRC166	18441.45	48199.98	496.43	180	135	-70
PFRC167	18435.54	48240.07	496.21	120	45	-70
PFRC168	18399.79	48240.1	496.22	139	45	-70
PFRC169	18359.12	48240.13	496.44	164	45	-70
PFRC170	18299.2	48240.05	495.34	190	45	-70
PFRC171	18400.02	48199.82	496.35	120	45	-70
PFRC172	18500.38	48196.49	495.79	120	45	-70
PFRC173	18540.2	48200.1	495.35	85	45	-70

PFRC174	18490.24	48196.04	496.11	142	45	-70
PFRC175	18439.52	48355.24	497.49	133	45	-70
PFRC176	18376.01	48200.08	496.5	114	315	-70
PFRC177	18419.96	48209.96	496.34	108	45	-70
PFRC178	18442.57	48175.94	496.22	102	315	-70
PFRC179	18500.04	48200.09	495.82	69	135	-70
PFRC180	18500.25	48179.94	495.64	105	45	-70
PFRC181	18539.47	48180.32	495.44	120	225	-70
PFRC182	18419.89	48179.89	496.4	108	45	-70
PFRC183	18420.25	48199.94	496.38	102	45	-70
PFRC184	18449.88	48159.97	496.39	120	45	-70
PFRC185	18529.12	48160.02	495.53	90	45	-70
PFRC186	18479.15	48123.21	487.99	126	45	-70
PFRC187	18429.28	48120.06	496.91	102	45	-70
PFRC188	18441.82	48189.64	496.45	120	315	-70
PFRC189	18479.81	48287.16	495.87	54	45	-70
PFRC190	18440.95	48224.91	496.33	126	135	-70
PFRC191	18532.59	48179.97	495.5	40	0	-90
PFRC192	18522.64	48197.37	495.71	76	0	-90
PFRC193	18433	48204.95	496.38	52	0	-90
PRRC194	18408.5	48217.12	496.36	60	0	-90
PFRC195	18375.99	48239.99	496.39	52	0	-90
PFRC196	18375.7	48203.8	496.27	58	0	-90
PFRC197	18368.26	48211.67	496.47	64	0	-90
PFRC198	18380.06	48217.11	496.47	64	0	-90
PFRC199	18438.47	48240.06	496.16	50	0	-90
PFRC200	18494.45	48281.62	495.72	30	0	-90
PFRC201	18515.16	48184.63	495.19	55	0	-90
PFRC202	18527.74	48206.07	495.3	50	0	-90
PFRC203	18528.07	48171.4	495.38	40	0	-90
PFRC204	18412.92	48225.59	496.44	40	0	-90
PFRC205	18404.16	48208.5	496.31	40	0	-90
PFRC206	18371.7	48231.05	496.54	50	0	-90
PFRC207	18441.14	48188.99	496.43	55	0	-90
PFRC208	18442.96	48248.11	496.2	40	0	-90

2. Acquisition of the Kalpini Tenements

These four tenements (P27/1260, P27/1261, P27/1262, & P27/1263) constitute 585 hectares situated 60 kilometres NE of Kalgoorlie. They host numerous clusters and lines of old shafts, a small-scale open pit, and shallow diggings.

The Atlas shaft, central to P27/1260, is recorded as having produced 7,806 ounces of gold from 15,216 tonnes of ore at an average grade of 16.5 g/t. The Atlas line of workings is parallel with shear zones containing massive quartz reefs orientated in several directions. These workings extend 600 metres in a WNW/ESE direction.

The Camelia small-scale open pit in the centre of P27/1261 hosts gold mineralisation up to 32 g/t gold in a steeply dipping shear zone. The open pit is mined to the first level of the Camelia shaft (~10m) where the ore body continues as shear flexures in a down dip direction. The Camelia line of workings extend in NW/SE direction for about 600 metres

giving a combined available strike length of gold mineralisation within the P27/1260 and P27/1261 tenements of at least 1.2 kilometres.

The leases are considered prospective for significant gold resources because:

* The geology, including mineralised structures, is similar to the Carrick Gold Lindsays model.
* The controlling structures contain isolated economic grade (>3 g/t) intersections and historic workings along 1.2 - 1.6 kilometres of strike.
* Soil anomalies (>200 ppb) and an oxidised resource have been locally identified to overlie high grade (21 g/t gold) primary mineralisation.

Recent drill results by previous owners during 2003 and 2004 were highlighted by:

Over 17% of all holes drilled intersecting >0.5 g/t AU, with over 83% of such intersections within the oxide zone.

RAB 1	1m	@	6.7 g/t gold	&	1m	@	14.8 g/t gold
RAB 4	1m	@	12 g/t gold				
RAB 39	1m	@	10.8 g/t gold				
RC 17	1m	@	3.8 g/t gold	&	1m	@	21 g/t gold

Ref.: Carr & Hagemann, Man O' War Resources Information Memorandum, Nov. 2004

In the Annual Report by Kurnalpi Gold NL dated January 1997 the following results were reported for RAB and RC drilling on this tenement:

RAB Drilling – Gold Results

Gambie Prospect

Hole	North	East	Dip	Azim.	Depth (m)	Interval (m)	Grade (g/t)
CRB20	20,420	10,040	-90		28-40	12	1.28
CRB22	20,460	10,040	-90		48-58	**8**	**3.42**
CRB26	20,540	14,120	-60	270	28-42	**14**	**3.76**
CRB37	20,500	14,100	-60	270	44-48	4	1.21
CRB38	20,540	14,120	-60	270	32-38	**4**	**13.05**
CRB99	20,540	14,140	-60	270	16-20	4	1.27
CRB100	20,540	14,080	-60	090	52-55	4	1.07
CRB109	20,480	14,080	-60	270	24-32	8	0.28

Gambia South Prospect

Hole	North	East	Dip	Azim.	Depth (m)	Interval (m)	Grade (g/t)
CRB55	18,640	13,760	-60	270	40-47	**7**	**2.15**
					inc40-44	**4**	**3.30**
CRB59	18,840	13,800	-60	270	40-44	4	0.98
CRB60	19,840	13,840	-60	270	52-55	**3**	**10.28**
					Inc52-53	1	2.40
					53-54	**1**	**20.23**
					54-55	**1**	**8.20**
CRB94	19,260	13,760	-60	270	36-38	**2**	**2.71**
CRB111	19,920	13,780	-60	270	44-48	4	0.77
CRB117	19,680	13,840	-90		24-31	7	1.12
					Inc24-	4	1.76

					28		
CRB118	19680	13,880	-90		24-27	3	0.72
CRB125	19,600	13,800	-90		26-32	4	0.42
CRB132	19,440	13,560	-90		40-44	4	0.36
					68-69	1	0.65

RC Drilling – Gold Results

Camelia Prospect

Hole	North	East	Dip	Azim.	Depth (m)	Interval (m)	Grade (g/t)
KARC2	20,080	14,590	-60	270	20-44	24	0.71
					inc36-42	6	1.41
KARC3	20,080	14,610	-60	270	64-76	12	1.05
					Inc74-76	**2**	**3.74**
KARC6	20,040	14,570	-60	270	18-26	8	0.64
KARC10	20,180	14,530	-60	090	48-80	32	1.07
					Inc48-52	**4**	**6.08**
KARC12	20,220	14,450	-60	090	64-84	**20**	**1.35**
					Inc72-80	**8**	**2.37**
KARC20	20,200	14,680	-60	270	104-108	**4**	**2.45**
KARC31	36,380	98,935	-60	270	76-80	**4**	**5.83**

Gambia Prospect

Hole	North	East	Dip	Azim.	Depth (m)	Interval (m)	Grade (g/t)
KARC21	20,440	14,020	-90	-	30-40	**10**	**1.43**
				-	Inc35-38	**3**	**3.83**
				-	Inc35-36	**1**	**9.40**
				-	105-108	**3**	**5.32**
KARC22	20,440	14,060	-90	-	119-128	**9**	**1.16**
				-	Inc120-121	**1**	**7.52**
KARC23	20,440	14,100	-90	-	49-50	**1**	**3.41**
KARC24	20,520	14,060	-90	-	47-50	**3**	**2.88**

Gambia South Prospect

Hole	North	East	Dip	Azim.	Depth (m)	Interval (m)	Grade (g/t)
KARC26	19,480	13,780	-60	270	28-60	**32**	**1.36**
					Inc40-44	**4**	**7.44**
					96-100	**4**	**1.46**
KARC27	19,640	13,820	-60	270	48-52	**4**	**1.98**
					108-110	**2**	**2.98**

During 2003, 2004 the previous owners spent ~ $138,000 on exploration and, prior to that, approximately $400,000 had been spent on exploration since 1995.

Carrick Gold has purchased these leases (P27/1260 to P27/1263) outright (100% ownership) for a cash consideration of $50,000.

During the quarter, Carrick Gold Limited also won by ballot the Applications for Exploration Licences E27/262 and E27/263. These tenements are also considered prospective as they lie along the Emu Fault.

3. Proposed Exploration

Drilling is planned to further define mineralised structures within and adjacent to the Trial Pit between northings 48120N and 47980N. A total of eleven holes for 600 metres is to be completed to further increase the Measured and Indicated resource for the Lindsays structure.

Drilling is also planned at an additional 5 prospects described at a distance from the Trial Pit:

a) The Neves prospect, 300 metres to the south west.
b) The Nook prospect, 800 metres to the south.
c) The West prospect, 1,500 metres to the west.
d) The Richfield prospect, 2,000 metres to the north.
e) The South prospect, 2,100 metres to the south.

Each prospect is interpreted to occur on three separate north west gold mineralised trends or other shear structures for a total strike distance within the tenements of approximately 7 kilometres.

4. Tenements

All tenements are in good standing and are 100% owned and controlled by Carrick Gold Limited.

The information in this report which relates to exploration results, mineral resources or ore reserves Is based on information compiled by Peter Paterson who is a Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists with a minimum of five years experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the 'Australasian Code for Reporting of Exploration Results, Mineral Resources, and Ore Reserves. Mr. Paterson consents to the inclusion in the report of the matters based on his information in the form and context in which it appears. Mr. Paterson is an employee of Tarnwood Pty. Ltd. which consults to Carrick Gold Limited.

BEVAN JAGGARD
Company Secretary
CARRICK GOLD LIMITED

CARRICK GOLD LIMITED

ACN 100 405 954

Level 9, 37 St. George's Terrace, Perth, WA 6000
Tel: (08) 9225-5544 Fax: (08) 9225-5533
G.P.O. Box 2567, Perth, WA 6001

RECEIVED
2006 FEB -6 P 12:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

The Manager
Companies Announcement Platform
Australian Stock Exchange

Date: 26 April 2005

Share Placement

We wish to advise that Carrick Gold Limited has effected a share placement of 2,000,000 shares at $0.32 per share (with a 1 for 1 attaching free unlisted option exercisable at 20 cents by 31 December 2006) to clients of Bell Potter Securities Limited.

The proceeds will be used to accelerate the resource definition on the Lindsays system 50 kilometres NE of Kalgoorlie.

BEVAN JAGGARD
Company Secretary
CARRICK GOLD LIMITED

Form 604
Corporations Act 2001
Section 671B
Notice of change of interests of substantial holder

To Company Name/Scheme	CARRICK GOLD LIMITED
ACN	100 405 954

1. Details of substantial holder

Name	FRANK CARR
ACN/ARSN (if applicable)	
There was a change in the interests of the substantial holder on	13 & 26 April 2005
The previous notice was given to the company on	21/2/2005
The previous notice was dated	21/2/2005

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice Person's votes	Voting power	Present notice Person's votes	Voting power
F/P ordinary shares	36,020,000	62.1%	35,620,000	61.4%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
13/4/2005	Frank Carr	On-market purchase	32¢ per share	100,000 F/P shares	
26/4/05	Frank Carr	Off-market transfers	-	20,000 F/P shares	
26/4/2005	Mulroy Investments Pty. Ltd.	Off-market transfer	-	5,500,000 F/P shares	
26/4/2005	The Noble Foundation	On-market disposal	30¢ per share	510,000 F/P shares	
26/4/05	Noble Pacific Limited	Off-market transfer	-	10,000 F/P shares	

4. Present relevant interests
Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	and Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of securities	Person's votes
Frank Carr		do.	direct	35,620,000 FPO	61.4%

5. Changes in association
The persons who have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows: Not applicable
Name and ACN/ARSN (if applicable) Nature of association

6. Addresses
The addresses of persons named in this form are as follows:

All c/- G.P.O. Box 2567, Perth, WA 6001

Electronic Lodgement print name FRANK CARR capacity Director date 28/4/2005

RECEIVED Rule 3.19A.2
2006 FEB -6 P 12:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**CARRICK GOLD LIMITED**
ABN	**55 100 405 954**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	FRANK CARR
Date of last notice	21 FEBRUARY 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	13 & 26 April 2005
No. of securities held prior to change	30,000,000
Class	Ord F/P Shares
Number acquired	5,620,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	See below
No. of securities held after change	35,620,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	100,000 on-market purchase @ 32¢ p/share 5,520,000 off-market transfers

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Link Traders (Aust) Pty Ltd
ABN 40 002 065 649

Suite 405
25 Lime Street
Sydney NSW 2000

Tel: 02 8235 1111 • Fax: 02 8235 1122

2 May 2005

Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Please find attached the Notice of initial substantial holder – Form 603 – required by the Corporations Act 2001 Section 671B for the holding of Link Traders (Aust) Pty Limited.

Yours sincerely

Laurence Freedman

Form 603

Corporations Act 2001
Section 671B

Notice of Initial Substantial Holder

To **Carrick Gold Limited**
Level 9 , 37 St George's Terrace , PERTH , WA, 6000
ACN 100 405 954

1. Details of Substantial shareholder (1)

Link Traders (Aust) Pty Ltd
ABN 40 002 065 849

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of Securities	Person's votes (5)	Voting Power (6)
Fully paid Ordinary	3,050,000	3,050,000	5.08%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Link Traders (Aust) Pty Ltd	Power to vote and dispose	3,050,000 Fully paid Ordinary

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Link Traders (Aust) Pty Ltd	Link Traders (Aust) Pty Ltd	Link Traders (Aust) Pty Ltd	3,050,000 Fully paid Ordinary

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		cash	non-cash	

See Annexure A

5. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Laurence Freedman	Director of Link Traders (Aust) Pty Ltd and in position of control

6. Addresses

The addresses of persons named in this form are:

Name	Address
Link Traders (Aust) Pty Ltd	Suite 405, 25 Lime St, Sydney, 2000
Laurence Freedman	Suite 405, 25 Lime St, Sydney, 2000

Signature

Print name Laurence S. Freedman Capacity Director



Sign here Date 2/5/2005

ANNEXURE A

ACQUISITION OF CARRICK GOLD LIMITED ORDINARY SHARES

Name of Relevant Interest		Date of Acquisition	Number of Ordinary Shares Acquired	Consideration (Cash)
Link Traders (Aust) Pty Ltd	Original Purchase on ASX	4/04/2005	100,000	$28,656.76
	Acquisition on ASX	5/04/2005	148,000	$41,667.92
	Acquisition on ASX	6/04/2005	42,000	$11,804.57
	Acquisition on ASX	7/04/2005	113,000	$30,677.81
	Acquisition on ASX	8/04/2005	9,000	$2,443.37
	Acquisition on ASX	12/04/2005	2,500	$678.72
	Acquisition on ASX	22/04/2005	85,500	$24,071.67
	Acquisition on ASX	26/04/2005	10,000	$3,099.00
	Acquisition on ASX	27/04/2005	510,000	$153,841.50
	Placement	27/04/2005	2,000,000	$640,000.00
	Acquisition on ASX	27/04/2005	7,172	$2,151.60
	Acquisition on ASX	28/04/2005	22,828	$6,848.40
	Total Holding		3,050,000	$945,941.32

This is Annexure A of 1 page referred to in Form 603 - Notice of initial substantial holder

Laurence S Freedman

Date: 2 May 2005

RECEIVED
2006 FEB -6 P 12:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

CARRICK GOLD LIMITED

ABN

55 100 405 954

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	F/P ORDINARY & NOV.'06 $0.20 OPTIONS
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,000,000 F/P ORDINARY & 2,000,000 NOV.'06 $0.20 OPTIONS
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	OPTIONS WHICH WILL REMAIN UNQUOTED AND ARE EXERCISEABLE AT $0.20 ON OR BEFORE 30 NOVEMBER 2006

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	F/P ORDINARIES RANK PARI PASSU WITH EXISTING SHARES OPTIONS VARY WITH EXISTING CRKO OPTIONS IN AS MUCH AS THEY WILL REMAIN UNQUOTED AND ARE EXERCISEABLE AT $0.20 ON OR BEFORE 30 NOVEMBER 2006
5	Issue price or consideration	$0.32 CENTS PER SHARE
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	TO ACCELERATE RESOURCE DEFINITION
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	26 APRIL 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
33,402,500	F/P ORDINARY
16,160,000	DEC. '06 OPTIONS

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	26,625,000 13,312,500 2,000,00	F/P ORDINARY DEC. '06 OPTIONS NOV.'06 UNQUOTED OPTIONS

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] 2,000,000 Fully Paid Ordinary Shares described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: BEVAN JAGGARD Date: 3 MAY 2005
Company Secretary

== == == == ==

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

RECEIVED
2006 FEB -6 P 12:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

To Company Name/Scheme	CARRICK GOLD LIMITED
ACN	100 405 954

1. Details of substantial holder

Name	FRANK CARR
ACN/ARSN (if applicable)	
There was a change in the interests of the substantial holder on	26 April 2005
The previous notice was given to the company on	28/4/2005
The previous notice was dated	28/4/2005

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice Person's votes	Voting power	Present notice Person's votes	Voting power
F/P ordinary shares	35,620,000	61.4%	35,620,000	59.3%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
26/4/05	Frank Carr	Company share placement	$0.32	2,000,000 F/P shares	

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	and	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of securities	Person's votes
Frank Carr			do.	direct	35,620,000 FPO	59.3%

5. Changes in association

The persons who have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows: Not applicable

Name and ACN/ARSN (if applicable) Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

All c/- G.P.O. Box 2567, Perth, WA 6001

Electronic Lodgement print name FRANK CARR capacity Director date 3 May 2005

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	CARRICK GOLD LIMITED
ACN	100 405 954

1. Details of substantial holder

Name	FRANK CARR
ACN/ARSN (if applicable)	
There was a change in the interests of the substantial holder on	16 May 2005
The previous notice was given to the company on	3 May 2005
The previous notice was dated	3 May 2005

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice Person's votes	Voting power	Present notice Person's votes	Voting power
F/P ordinary shares	35,620,000	59.3%	35,755,000	59.6%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
11 & 16/5/05	Frank Carr	On-market purchases	$0.305 per share	135,000 F/P shares	

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of securities	Person's votes
Frank Carr	and	do.	direct	35,755,000 F/P shares	59.6%

5. Changes in association

The persons who have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows: Not applicable

Name and ACN/ARSN (if applicable) Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

c/- G.P.O. Box 2567, Perth, WA 6001

Electronic Lodgement print name FRANK CARR capacity Director date 17 May 2005

RECEIVED
Rule 3.19A.2
2006 FEB -6 P 12:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	CARRICK GOLD LIMITED
ABN	55 100 405 954

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	FRANK CARR
Date of last notice	28 APRIL 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	111 & 16 May 2005
No. of securities held prior to change	35,620,000
Class	Ord F/P Shares
Number acquired	135,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$0.305 per share
No. of securities held after change	35,755,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market purchases

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

CARRICK GOLD LIMITED
ACN 100 405 954

Level 9, 37 St. George's Terrace, Perth, WA 6000
Tel: (08) 9225-5544 Fax: (08) 9225-5533
G.P.O. Box 2567, Perth, WA 6001

The Manager
Companies Announcement Platform
Australian Stock Exchange

Date: 23 May 2005

DRILLING IDENTIFIES FURTHER HIGH-GRADE INTERSECTIONS

Carrick Gold has identified further high-grade gold intersections (see Table 1) and has completed first pass drilling at the Lindsays Project on a NW grid (New Grid) at the Trial Pit (PFRC 209 -PFRC 221) for 1232 metres and at the Nook Prospect (NKRC01 -NKRC11) for 1126 metres.

Significant preliminary gold assay results are given in Table 1 indicating the continuation of high grade mineralisation; increasing the resource within the Trial Pit and defining a resource at the Nook Prospect some 800 metres to the south of the pit.

Drilling will continue to increase the total resource with drilling at the other prospects including the South Prospect, the Neves Prospect, the West Prospect and the Richfield Prospect.

Recent drilling, rock chip sampling and orientation of the prospects on a NW grid (New Grid) in plan has shown the developing total resource along 3 main mineralised structures.

The Parrot Feathers Resource, Lindsays Resource and Nook Prospect lie along the eastern most structural trend over a distance of 1.6 kms. The South Prospect, the Neves Resource and the Richfield Prospect extend mineralisation north and south of Neves a distance of about 4 kms. A third and western most mineralised structural trend passes through the West Prospect where shaft workings, rock chip sampling and gold metal detecting has indicated a strike length of at least 1 km.

Initial drilling has been completed at South Prospect and drilling is currently continuing at Neves Prospect.

Results of R.C. drilling are expected shortly. The results will form part of an upgraded resource statement for the project.

TABLE 1

HOLE	DEPTH (m)	INTERSECTION (m)	GRADE (g/t)	
PFRC214	45	**6**	**5.33**	**inc 1m @ 14.5 g/t**
	69	**3**	**3.62**	**inc 1m @ 7.8 g/t**
PFRC216	39	**2**	**3.79**	
	49	**2**	**2.20**	
PFRC219	17	**2**	**6.20**	
	51	**2**	**2.57**	
	59	**1**	**5.25**	
NKRC01	39	**1**	**19.00**	
	80	**1**	**8.66**	
NKRC04	49	**1**	**3.42**	
	72	**1**	**2.03**	
NKRC08	8	**8**	**1.15**	
	20	**2**	**4.74**	
NKRC10	30	**2**	**4.31**	
NKRC11	20	**2**	**4.13**	

TABLE 2

HOLE	EASTING	NORTHING	RL	HOLE DEPTH (m)	AZIMUTH	DIP
PFRC214	18400	48020	491	90	225	-70
PFRC216	18390	48000	491	99	225	-70
PFRC219	18425	48075	491	120	225	-70
NKRC01	18280	47280	497	120	225	-70
NKRC04	18220	47280	497	100	225	-70
NKRC08	18260	47260	497	90	225	-70
NKRC10	18300	47240	497	66	225	-70
NKRC11	18240	47160	496	132	225	-70

The information in this report which relates to exploration results, mineral resources or ore reserves Is based on information compiled by Peter Paterson who is a Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists with a minimum of five years experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the 'Australasian Code for Reporting of Exploration Results, Mineral Resources, and Ore Reserves. Mr. Paterson consents to the inclusion in the report of the matters based on his information in the form and context in which it appears. Mr. Paterson is an employee of Tarnwood Pty. Ltd. which consults to Carrick Gold Limited.

BEVAN JAGGARD
Company Secretary
CARRICK GOLD LIMITED

CARRICK GOLD LIMITED
ACN 100 405 954

Level 9, 37 St. George's Terrace, Perth, WA 6000
Tel: (08) 9225-5544 Fax: (08) 9225-5533
G.P.O. Box 2567, Perth, WA 6001

The Manager
Companies Announcement Platform
Australian Stock Exchange

Date: 3 June 2005

AEGIS EQUITIES RESEARCH REPORT

Dear Sir,

We wish to advise that research firm, Aegis Equities Research, has completed an extensive research and valuation report on Carrick Gold Limited.

The report may be viewed in the Reports section on www.carrickgold.com.

Yours faithfully,
BEVAN JAGGARD
Company Secretary
CARRICK GOLD LIMITED

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

RECEIVED
2006 FEB -6 P 12:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

To Company Name/Scheme — CARRICK GOLD LIMITED

ACN — 100 405 954

1. Details of substantial holder
Name — FRANK CARR
ACN/ARSN (if applicable)

There was a change in the interests of the substantial holder on — 3 June 2005

The previous notice was given to the company on — 17 May 2005

The previous notice was dated — 17 May 2005

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice Person's votes	Voting power	Present notice Person's votes	Voting power
F/P ordinary shares	35,755,000	59.6%	35,900,000	59.8%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
	Frank Carr	On-market purchases	see below	145,000 F/P shares	

	No. of shares	Cost	Cost per share	Total Shares
23-May-05	45,000	$13,574.25	$0.302	35,800,000
25-May-05	30,030	$9,119.10	$0.304	35,830,030
26-May-05	10,000	$3,246.20	$0.325	35,840,030
27-May-05	7,300	$2,446.50	$0.335	35,847,330
30-May-05	7,100	$2,456.23	$0.346	35,854,430
3-Jun-05	45,570	$18,439.51	$0.405	35,900,000

4. Present relevant interests
Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest and	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of securities	Person's votes
Frank Carr		do.	direct	35,900,000 F/P shares	59.8%

5. Changes in association
The persons who have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows: Not applicable
Name and ACN/ARSN (if applicable) Nature of association

6. Addresses
The addresses of persons named in this form are as follows:

c/- G.P.O. Box 2567, Perth, WA 6001

Electronic Lodgement print name FRANK CARR capacity Director date 24 June 2005

Rule 3.19A.2 RECEIVED
2006 FEB -6 P 12:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**CARRICK GOLD LIMITED**
ABN	**55 100 405 954**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	FRANK CARR
Date of last notice	17 MAY 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	23 May to 3 June 2005
No. of securities held prior to change	35,755,000
Class	Ord F/P Shares
Number acquired	145,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	See schedule below
No. of securities held after change	35,900,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market purchases

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

	No. of shares	Cost	Cost per share	Total Shares
23-May-05	45,000	$13,574.25	$0.302	35,800,000
25-May-05	30,030	$9,119.10	$0.304	35,830,030
26-May-05	10,000	$3,246.20	$0.325	35,840,030
27-May-05	7,300	$2,446.50	$0.335	35,847,330
30-May-05	7,100	$2,456.23	$0.346	35,854,430
3-Jun-05	45,570	$18,439.51	$0.405	35,900,000

CARRICK GOLD LIMITED

ACN 100 405 954

Level 9, 37 St. George's Terrace, Perth, WA 6000
Tel: (08) 9225-5544 Fax: (08) 9225-5533
G.P.O. Box 2567, Perth, WA 6001

The Manager
Companies Announcement Platform
Australian Stock Exchange

Date: 28 June 2005

MAJOR MINERALISED STRUCTURE CONTINUES

The recently completed R.C. drill programme conducted by Carrick Gold has continued to establish continuity along two of four major mineralised structures.

The two structures have each been tested over a distance exceeding 1.5 kilometres and the drill results will significantly increase the resource.

A resource upgrade is expected to be completed by the end of next month.

Current drill results continue to identify high grade intersections as shown below;

		Hole ID				Intersection		
Hole No.	North	East	Dip	Azimuth	Depth	From (m)	To (m)	Grade (g/t)
PFRC223	48000	18399	-70	225	73	57	58	2.61
PFRC231	47840	18300	-70	45	110	34	35	8.59
PFRC231	47840	18300	-70	45	110	93	96	6.07
NKRC19	47322	18215	-70	45	97	39	40	22.54
NKRC20	47163	18239	-70	45	90	25	28	13.73
							inc. 1m @34.27	
NVRC21	48237	17977	-70	225	145	60	61	9.76
NVRC23	48197	17962	-70	225	70	13	17	2.3
NVRC26	48277	17978	-70	225	90	41	42	12.14
NVRC28	48277	17927	-70	45	97	3	4	4.62
SPRC04	46127	17590	-60	225	102	54	55	3.8
SPRC05	46248	17510	-60	225	90	9	10	4.43
SPRC06	46245	17588	-60	225	132	39	40	5.6

The information in this report which relates to exploration results, mineral resources or ore reserves Is based on information compiled by Peter Paterson who is a Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists with a minimum of five years experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the 'Australasian Code for Reporting of Exploration Results, Mineral Resources, and Ore Reserves. Mr. Paterson consents to the inclusion in the report of the matters based on his information in the form and context in which it appears. Mr. Paterson is an employee of Tarnwood Pty. Ltd. which consults to Carrick Gold Limited.

BEVAN JAGGARD
Company Secretary
CARRICK GOLD LIMITED

Rule 3.19A.2

RECEIVED
2006 FEB -6 P 12:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**CARRICK GOLD LIMITED**
ABN	**55 100 405 954**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	FRANK CARR
Date of last notice	24 JUNE 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	28 & 29 June 2005
No. of securities held prior to change	35,900,000
Class	Ord F/P Shares
Number acquired	100,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	43.3¢ per share
No. of securities held after change	36,000,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market purchases

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

RECEIVED
2006 FEB -6 P 12:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	CARRICK GOLD LIMITED
ACN	100 405 954

1. Details of substantial holder

Name	FRANK CARR
ACN/ARSN (if applicable)	
There was a change in the interests of the substantial holder on	28 & 29 June 2005
The previous notice was given to the company on	24 June 2005
The previous notice was dated	24 June 2005

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice Person's votes	Voting power	Present notice Person's votes	Voting power
F/P ordinary shares	35,900,000	59.8%	36,000,000	60%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
28 & 29 June	Frank Carr	On-market purchases	43.3¢ per share	100,000 F/P shares	

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	and Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of securities	Person's votes
Frank Carr		do.	direct	36,000,000 F/P shares	60%

5. Changes in association

The persons who have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows: Not applicable

Name and ACN/ARSN (if applicable) Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

c/- G.P.O. Box 2567, Perth, WA 6001

Electronic Lodgement print name FRANK CARR capacity Director date 5 July 2005

Link Traders (Aust) Pty Ltd
ABN 40 002 065 849

Suite 405
25 Lime Street
Sydney NSW 2000

Tel: 02 8235 1111 • Fax: 02 8235 1122

18 July 2005

Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Please find attached the Notice of change of interests of substantial holder – Form 604 – required by the Corporations Act 2001 Section 671B for the holding of Link Traders (Aust) Pty Limited.

I apologise for the lateness of this submission.

Yours sincerely

Laurence Freedman

Form 604

Corporations Act
Section 671B

Notice of change of interests of substantial holder

To **Carrick Gold Limited**

Level 9 , 37 St George's Terrace , PERTH , WA, 6000

ACN 100 405 954

1. Details of substantial holder (1)

Link Traders (Aust) Pty Ltd
ABN 40 002 065 849

There was a change in the interests of the substantial holder on **13/7/2005**
The previous notice was given to the company on **2/5/2005**
The previous notice was dated **2/5/2005**

2. Previous and present voting power

The total number of votes attached to all voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous Notice Person's votes	Previous Notice Voting power (5)	Present Notice Person's votes	Present Voting power 5)
Fully Paid Ordinary Shares	**3,050,000**	**5.08%**	**3,752,027**	**6.25%**

3. Changes in relevant interests

Particulars of each change in, or change in the nature of , a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected

See Annexure A

4. Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Link Traders (Aust) Pty Ltd	**Link Traders (Aust) Pty Ltd**	**Link Traders (Aust) Pty Ltd**	**Power to vote & dispose**	**Ordinary shares 3,752,027**	**3,752,027**

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN / ARSN (if applicable)	Nature of Association

None

6. Addresses

The addresses of persons named in this form are:

Name	Address
Link Traders (Aust) Pty Ltd	**Unit 405, 25 Lime St, Sydney, 2001**

Signature

Print name Laurence S. Freedman capacity Director

Sign here date 18/7/2005

ANNEXURE A

ACQUISITION OF CARRICK GOLD LIMITED ORDINARY SHARES

Name of Relevant Interest		Date of Acquisition	Number of Ordinary Shares Acquired	Consideration (Cash)
Link Traders (Aust) Pty Ltd	Previous shareholding reported on record with ASX	2/05/2005	3,050,000	$945,941.32
	Acquisition on ASX	22/06/2005	138,693	$53,210.67
	Acquisition on ASX	1/06/2005	357,000	$143,334.03
	Acquisition on ASX	1/06/2005	150,000	$60,330.00
	Acquisition on ASX	29/06/2005	24,047	$9,429.91
	Acquisition on ASX	6/07/2005	25,935	$10,170.27
	Acquisition on ASX	7/07/2005	352	$138.04
	Acquisition on ASX	13/07/2005	6,000	$2,352.87
	Total Holding		3,752,027	$1,224,907.11

This is Annexure A of 1 page referred to in Form 604 - Notice of change of interests of substantial holder

Laurence S Freedman

Date: 18 July 2005

RECEIVED
2006 FEB -6 P 12: 2
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CARRICK GOLD LIMITED
ACN 100 405 954

Level 9, 37 St. George's Terrace, Perth, WA 6000
Tel: (08) 9225-5544 Fax: (08) 9225-5533
G.P.O. Box 2567, Perth, WA 6001

The Manager
Companies Announcement Platform
Australian Stock Exchange

Date: 25 July 2005

50% INCREASE IN CARRICK GOLD RESOURCE TO 1.67M OZ

Drilling at Carrick Gold Limited Lindsay's tenements during the last quarter, consisting of 72 holes for 7226 metres at an average depth of approximately 100 metres, has raised the Company's total resource to 23.5 million tonnes at a grade of 2.2 grams per tonne for a total of **1.67 million gold ounces**. This programme, which has been conducted over a distance of over 2 kilometres, demonstrates the single structure nature of the main gold mineralised strike.

The second structure, 300m to the west, linking the Richfield Prospect with the South Prospect (a distance of 4 kilometres) has been defined with significant gold mineralisation in the Indicated category occurring at the South Prospect and Neves Prospect.

The new resource estimated from Parrot Feathers to the Nook and at the South Prospect has confirmed and increased the known resource at a cut-off grade of 0.5g/t as follows:

	M Tonnes	Grade (g/t)	Ounces
Measured:	0.16	3.0	15,385
Indicated:	3.70	2.3	272,256
Inferred:	19.7	2.2	1,389,103

23.2 M Tonnes @ 2.2 g/t for 1.67 M Ounces

The information in this report which relates to exploration results, mineral resources or ore reserves Is based on information compiled by Peter Paterson who is a Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists with a minimum of five years experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the 'Australasian Code for Reporting of Exploration Results, Mineral Resources, and Ore Reserves. Mr. Paterson consents to the inclusion in the report of the matters based on his information in the form and context in which it appears. Mr. Paterson is an employee of Tarnwood Pty. Ltd. which consults to Carrick Gold Limited.

BEVAN JAGGARD
Company Secretary
CARRICK GOLD LIMITED

CARRICK GOLD LIMITED
ACN 100 405 954

Level 9, 37 St. George's Terrace, Perth, WA 6000
Tel: (08) 9225-5544 Fax: (08) 9225-5533
G.P.O. Box 2567, Perth, WA 6001

The Manager
Companies Announcement Platform
Australian Stock Exchange

Date: 27 July 2005

NICKEL PROSPECT DISCOVERY

Results from recent soil sampling conducted on Carrick Gold Limited's 100% owned tenement E27/318 have been computed and have provided extremely promising indications for nickel.

This prospect, totalling some 84 square kilometres, lies approximately 40 kilometres NE of Kalgoorlie. The Lionore Mining International Black Swan/Silver Swan nickel mines are approximately 5 kilometres along strike to the northwest and adjoin this tenement. The recent soil sampling programme was conducted directly southeast of the Black Swan nickel mine along strike defining an area anomalous for nickel.

The location of holes previously drilled (not drilled by Carrick) in the anomalous area enabled bedrock geology to be mapped and sampled. Assay results from 4 metre composite samples were extremely encouraging with nickel copper ratios between 9 and 22. Significant results are shown below:

Depth Metres	Ni ppm	Ni:Cu Ratio
48 - 52	1177	10
80 - 84	1034	11
108 - 112	822	14
112 - 116	918	22
116 - 120	923	16
120 - 124	960	14
124 - 128	916	11
128 - 132	997	9

Petrographic examination of sulphides in rock chip samples from a previously drilled hole revealed the presence of nickel sulphides in a high magnesium basalt. The drilling has also shown the anomalous area to be in contact with a sedimentary or volcanic rock sequence.

The information in this report which relates to exploration results, mineral resources or ore reserves Is based on information compiled by Peter Paterson who is a Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists with a minimum of five years experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the 'Australasian Code for Reporting of Exploration Results, Mineral Resources, and Ore Reserves. Mr. Paterson consents to the inclusion in the report of the matters based on his information in the form and context in which it appears. Mr. Paterson is an employee of Tarnwood Pty. Ltd. which consults to Carrick Gold Limited.


370000
375000
380000
6645000
6640000
6635000
6630000
6625000
Carrickvale
Tenements
E27/318
Black Swan
Nickel Mine
Nickel Prospect
N
0
2600
5200
7800
Scale 1:130000
INTERDEX
Carrick Gold Ltd.
E27/318
Nickel Prospect
Figure 2

BEVAN JAGGARD
Company Secretary
CARRICK GOLD LIMITED

RECEIVED
2006 FEB -5 P 12:31
OFFICE OF INTERNATIONAL CORPORATE

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

CARRICK GOLD LIMITED

ABN	Quarter ended ("current quarter")
55 100 405 954	30 JUNE 2005

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (12 months) $A'000
1.1	Receipts from product sales and related debtors	-	-
1.2	Payments for (a) exploration and evaluation	(551)	(1,350)
	(b) development	-	
	(c) production	-	
	(d) administration	(157)	(406)
1.3	Dividends received	-	
1.4	Interest and other items of a similar nature received	40	91
1.5	Interest and other costs of finance paid	-	(20)
1.6	Income taxes paid	-	-
1.7	Other: - IPO Costs	-	(469)
	GST refund	-	2
	Net Operating Cash Flows	(668)	(2,152)
	Cash flows related to investing activities		
1.8	Payment for purchases of:		
	(a)prospects	(12)	(62)
	(b)equity investments	-	-
	(c) other fixed assets	-	-
			-
1.9	Proceeds from sale of: (a)prospects	-	-
	(b)equity investments	-	-
	(c)other fixed assets	-	-
1.10	Loans to other entities	-	-
1.11	Loans repaid by other entities	-	-
1.12	Other (provide details if material)		
	Net investing cash flows	(12)	(62)
1.13	Total operating and investing cash flows (carried forward)	(680)	(2,214)

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(680)	(2,214)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, net.	621	6,225
1.15	Proceeds from sale of forfeited shares		
1.16	Proceeds from borrowings	-	692
1.17	Repayment of borrowings	-	(2,513)
1.18	Dividends paid		
1.19	Other (provide details if material)		
	Net financing cash flows	621	4,404
	Net increase (decrease) in cash held	(59)	2,190
1.20	Cash at beginning of quarter/year to date	2,270	21
1.21	Exchange rate adjustments to item 1.20		
1.22	**Cash at end of quarter**	2,211	2,211

Payments to directors of the entity and associates of the directors Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	60
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

+ See chapter 19 for defined terms.

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities		
3.2	Credit standby arrangements		

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	300
4.2	Development	20
	Total	320

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	211	
5.2	Deposits at call	2,000	
5.3	Bank overdraft		
5.4	Other (provide details)		
	Total: cash at end of quarter (item 1.22)	2,211	

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed				
6.2	Interests in mining tenements acquired or increased	P27/1673	Ownership	Nil	100%

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*				
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	60,027,500	33,402,500		
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	2,000,000	2,000,000	32 cents	F/P
7.5	**+Convertible debt securities** *(description)*				
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				
7.7	**Options** *(description and conversion factor)*	29,472,500 2,000,000	16,160,000	*Exercise price* 20 cents 20 cents	*Expiry date* 31 Dec. 2006 30 Nov. 2006
7.8	Issued during quarter	2,000,000		20 cents	30 Nov. 2006
7.9	Exercised during quarter				
7.10	Expired during quarter				
7.11	**Debentures** *(totals only)*				
7.12	**Unsecured notes** *(totals only)*				

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does ~~/does not*~~ *~~(delete one)~~* give a true and fair view of the matters disclosed.

Sign here: Bevan Jaggard Date: 28 July 2005
Company secretary

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

CARRICK GOLD LIMITED
ACN 100 405 954

Level 9, 37 St. George's Terrace, Perth, WA 6000
Tel: (08) 9225-5544 Fax: (08) 9225-5533
G.P.O. Box 2567, Perth, WA 6001

The Manager
Companies Announcement Platform
Australian Stock Exchange

Date: 28 July 2005

QUARTERLY ACTIVITIES REPORT FOR THE PERIOD ENDED 30 JUNE 2005

Highlights

* **50% increase in the resource with the current JORC compliant resource standing at 1.677 million gold ounces at the Lindsays project.**

* **Measured and Indicated categories increase to 3.7 million tonnes for 288,000 contained gold ounces.**

* **Strike length on 2 parallel structures extended by RC drilling to over 6 kilometres**

* **2 million share placement at $0.32 to raise $640,000**

* **Aegis Equities Research values the Company at $41 miilion or $0.68 on current outstanding share capital**

* **Examination of rock chip samples from a previously drilled hole identifies nickel sulphides in a high magnesium basalt**

Lindsays

During the quarter the Company completed a further 72 RC drill holes at the Lindsays East and Lindsays Central prospects (which incorporate the old trial pit, Nook, and South prospects) for a total of 7226 metres. The drilling increased the resource in the Measured and Indicated categories to 3.716 million tonnes for 288,000 ounces and has shown that strong continuity exists along strike of the mineralised structures (Refer: Figure 1).

The recent drilling has enabled the Company to upgrade its total resource to 23.5 million tonnes for 1.67 million ounces of contained gold at a cutoff grade of 0.5g/t and a grade of 2.2g/t (Refer: Table 1).

Table 1

Category	M Tonnes	Grade (g/t)	Ounces
Measured:	0.16	3.0	15,385
Indicated:	3.7	2.3	272,256
Inferred:	19.7	2.2	1,389,103

23.5M Tonnes @ 2.2g/t OR 1.67M Ounces

Drilling on the new grid orientation has defined the form of the mineralised structures along strike and at depth, strengthening the grade continuity along strike. Limited drilling at close spaced intervals has increased the grade and tonnage at the Trial Pit.

Drilling has defined good continuity along the Parrot Feathers - Lindsays - Nook mineralised structure establishing the locality of high grade mineralised structures at depth. Diamond drilling on the Lindsay's East Structure is planned next quarter to significantly increase the resource in the Indicated category.

Significant results are shown in table 2.

Table 2

HOLE						INTERSECTION		
Hole_ID	East	North	Depth (m)	Azi	Dip	Depth (m)	Width (m)	Grade g/t
PFRC214	18401	48020	90	270	-70	45	5	5.1
PFRC216	18386	48006	99	270	-70	39	3	2.6
PFRC217	18370	47980	138	270	-70	42	6	1.1
PFRC219	18436	48074	120	270	-70	17	2	6.2
PFRC223	18399	48000	73	270	-70	56	4	1.2
PFRC224	18394	47970	70	270	-70	48	1	4.5
PFRC231	18300	47840	110	90	-70	93	4	4.7
PFRC232	18300	47798	97	90	-70	74	4	2.8
NVRC23	17962	48197	70	270	-70	13	4	2.3
NVRC26	17978	48277	90	270	-70	41	1	12.1
NKRC01	18277	47282	120	270	-70	39	1	21.6
NKRC08	18284	47263	60	270	-70	14	2	3.4
NKRC10	18297	47242	96	270	-70	30	2	5.2
NKRC11	18250	47163	132	270	-70	20	2	5.1
NKRC19	18216	47323	97	90	-70	39	1	22.6
NKRC20	18239	47163	90	90	-70	20	3	13.7
SPRC04	17590	46127	102	270	-60	54	3	1.6
SPRC05	17510	46248	90	270	-60	9	3	1.9
SPRC06	17588	46245	132	270	-60	39	1	4.9
SPRC09	17580	46088	91	270	-60	48	1	6.9

Halfway Hill E27/318
Nickel Prospect

The Nickel Prospect on Exploration Licence E27/318 is located immediately south of the CarrickVale tenements and as shown in Figure 2 the project area lies 5 kilometres directly south east of the Lionore Black Swan/Silver Swan nickel mines.

During the quarter two soil sampling programmes utilising a tractor mounted auger were conducted on 500 X 100 metre and 100 X 100 metre grids. Near surface soil samples were sieved to -177micron and analysed for Nickel, Copper and Cobalt. Positive nickel results were received as delineated by red and yellow in Figure 2 defining the area as anomalous in nickel.

The location of previously drilled holes in the anomalous area (holes drilled by previous owners) enabled bedrock geology to be mapped and sampled. Assay results from 4 metre composite samples were encouraging with Ni:Cu ratios between 9 and 22. Significant results are shown in the table below:

Depth (m)	Ni(ppm)	Ni:Cu
48 - 52	1177	10
80 - 84	1024	11
108 - 112	822	14
112 - 116	918	22
116 - 120	923	16
120 - 124	960	14
124 - 128	916	11
128 - 132	997	9

Petrographic examination of sulphides in rock chips from a previously drilled hole revealed the presence of nickel sulphides in a high magnesium basalt. The previous drilling has also shown the anomalous area to be in contact with a sedimentary or felsic volcanic rock sequence.

Tenements

All tenements are in good standing and are 100% owned and controlled by Carrick Gold Limited.

The information in this report which relates to exploration results, mineral resources or ore reserves Is based on information compiled by Peter Paterson who is a Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists with a minimum of five years experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the 'Australasian Code for Reporting of Exploration Results, Mineral Resources, and Ore Reserves. Mr. Paterson consents to the inclusion in the report of the matters based on his information in the form and context in which it appears. Mr. Paterson is an employee of Tarnwood Pty. Ltd. which consults to Carrick Gold Limited.

BEVAN JAGGARD
Company Secretary
CARRICK GOLD LIMITED


372000
373000
374000
375000
6647000
6646000
6645000
6644000
6643000
6642000
0
800
1600
2400
Scale 1:40000
GEOLOGICAL LEGEND
Ta - Alluvium
Tc - Colluvium
Black Shale
Sediment
Andesite
Aphanitic Basalt
Carrick Gold Ltd.
Carrickvale
Figure 1
INTERDEX


370000
375000
380000
6645000
6640000
6635000
6630000
6625000
Carrickvale Tenements
Black Swan Nickel Mine
E27/318
Nickel Prospect
N
0
2600
5200
7800
Scale 1:150000

Carrick Gold Ltd.

E27/318
Nickel Prospect
Figure 2

CARRICK GOLD LIMITED

ACN 100 405 954

Level 9, 37 St. George's Terrace, Perth, WA 6000
Tel: (08) 9225-5544 Fax: (08) 9225-5533
G.P.O. Box 2567, Perth, WA 6001

The Manager
Companies Announcement Platform
Australian Stock Exchange

Date: 2 August 2005

DIAMOND DRILL PROGRAMME

Carrick Gold Limited, following receipt of previous drilling results and resource upgrade determination, wishes to advise that a diamond drill programme and an RC drill programme are anticipated to begin next week.

The diamond drill programme will further test the Lindsays Eastern Structure at depth and the RC programme will test the Lindsays Western Structure along strike over approximately 2 kilometres.

The programme is designed to lift a large part of the inferred resource into the indicated category.

The recently discovered nickel anomaly adjoining the Black Swan nickel mine will also be drill tested to approximately 300 metres.

BEVAN JAGGARD
Company Secretary
CARRICK GOLD LIMITED

RECEIVED
2006 FEB -6 P 12:31
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CARRICK GOLD LIMITED

ACN 100 405 954

Level 9, 37 St. George's Terrace, Perth, WA 6000
Tel: (08) 9225-5544 Fax: (08) 9225-5533
G.P.O. Box 2567, Perth, WA 6001

The Manager
Companies Announcement Platform
Australian Stock Exchange

Date: 8 August 2005

SHARE PLACEMENT AT $0.50

We wish to advise that the Company has effected a share placement of 2 million shares at $0.50 with an attaching one for one free option exercisable on or before 30 November 2006 at an exercise price of $0.50. The options will remain unlisted.

The placement has been made to Link Traders (Aust) Pty. Ltd. and other sophisticated investors.

The funds raised will be used to further define the Company's existing gold resource of 1.67 million gold ounces.

As announced by the Company last week, the diamond drill programme, designed to lift a large part of the inferred resource into the indicated category, is now in progress. Having completed the pre-collars to 100 metres depth, the first of the diamond drill holes was commenced on Saturday last, 6th August.

BEVAN JAGGARD
Company Secretary
CARRICK GOLD LIMITED

CARRICK GOLD LIMITED
ACN 100 405 954

Level 9, 37 St. George's Terrace, Perth, WA 6000
Tel: (08) 9225-5544 Fax: (08) 9225-5533
G.P.O. Box 2567, Perth, WA 6001

Dear Fellow Shareholder,

9 August 2005

Placement @ $0.50 per share

I have pleasure in advising you that the Company has effected another share placement to several sophisticated investors at a price of **50 cents per share.**

The previous placement which was made in May was at a share price of $0.32 per share with an attaching one for one unlisted option exerciseable at 20 cents by 30 November 2006. The current placement has been made at a price of 50 cents per share with an attaching one for one unlisted option exerciseable at 50 cents by 30 November 2006.

The result of these two placements is the provision of a total of $1.64 million to the Company for further definition and expansion of the already **proven JORC compliant resource of 1.67 million gold ounces** and the expectation of another amount of $1.64 million on or before 30 November 2006.

We are also currently conducting a diamond drill programme and an RC drill programme which is expected to further enhance the resource and we expect results be to hand by next month.

Moreover, following the recent 50% increase in our JORC compliant resource, the independent equities research group, Aegis Equities Research, are preparing an update on their previous (June 2005) report which valued the then net asset position of Carrick Gold Limited at **$41 million or $0.68 per share** based on the then issued capital of 60 million shares.

Yours sincerely

FRANK CARR
Chairman

RECEIVED Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

2003 FEB -6 P 12:31

OFFICE OF INTERNATIONAL CORPORATE FINANCE

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

CARRICK GOLD LIMITED

ABN

55 100 405 954

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	F/P ORDINARY
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	22,500 F/P ORDINARY SHARES
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	RANK PARI PASSU WITH EXISTING SHARES
5	Issue price or consideration	$0.20 CENTS PER SHARE
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	DEC. '06 OPTION EXERCISE
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	16 AUGUST 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
35,425,000	F/P ORDINARY
16,137,500	DEC. '06 OPTIONS

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
26,625,000	F/P ORDINARY
13,312,500	DEC. '06 OPTIONS
2,000,000	NOV.'06 UNQUOTED 20¢ OPTIONS
2,000,000	NOV.'06 UNQUOTED 50¢ OPTIONS

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

N/A

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] 2,000,000 Fully Paid Ordinary Shares described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted. 3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: BEVAN JAGGARD Date: 16 AUGUST 2005
Company Secretary

+ See chapter 19 for defined terms.

+ See chapter 19 for defined terms.

RECEIVED 2006 FEB -6 P 12:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

CARRICK GOLD LIMITED

ABN

55 100 405 954

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	F/P ORDINARY & NOV.'06 $0.50 OPTIONS
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,000,000 F/P ORDINARY & 2,000,000 NOV.'06 $0.50 OPTIONS
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	OPTIONS WHICH WILL REMAIN UNQUOTED AND ARE EXERCISEABLE AT $0.50 ON OR BEFORE 30 NOVEMBER 2006

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	F/P ORDINARIES RANK PARI PASSU WITH EXISTING SHARES OPTIONS VARY WITH EXISTING OPTIONS IN AS MUCH AS THEY WILL REMAIN UNQUOTED AND ARE EXERCISEABLE AT $0.50 ON OR BEFORE 30 NOVEMBER 2006
5	Issue price or consideration	$0.50 CENTS PER SHARE
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	FURTHER RESOURCE DEFINITION
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	16 AUGUST 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
35,402,500	F/P ORDINARY
16,160,000	DEC. '06 OPTIONS

+ See chapter 19 for defined terms.

Item	Question	Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	26,625,000	F/P ORDINARY
		13,312,500	DEC. '06 OPTIONS
		2,000,000	NOV.'06 UNQUOTED 20¢ OPTIONS
		2,000,000	NOV.'06 UNQUOTED 50¢ OPTIONS

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] 2,000,000 Fully Paid Ordinary Shares described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 $^+$Quotation of our additional $^+$securities is in ASX's absolute discretion. ASX may quote the $^+$securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the $^+$securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those $^+$securities should not be granted $^+$quotation.

- An offer of the $^+$securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any $^+$securities to be quoted and that no-one has any right to return any $^+$securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the $^+$securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the $^+$securities to be quoted, it has been provided at the time that we request that the $^+$securities be quoted.

- If we are a trust, we warrant that no person has the right to return the $^+$securities to be quoted under section 1019B of the Corporations Act at the time that we request that the $^+$securities be quoted. 3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before $^+$quotation of the $^+$securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: BEVAN JAGGARD
Company Secretary

Date: 16 AUGUST 2005

+ See chapter 19 for defined terms.

+ See chapter 19 for defined terms.

Link Traders (Aust) Pty Ltd
ABN 40 002 065 849

Suite 405
25 Lime Street
Sydney NSW 2000

Tel: 02 8235 1111 • Fax: 02 8235 1122

RECEIVED
2006 FEB -6 P 12:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

17 August 2005

Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Please find attached the Notice of change of interests of substantial holder – Form 604 – required by the Corporations Act 2001 Section 671B for the holding of Link Traders (Aust) Pty Limited.

Yours sincerely

Laurence Freedman

Form 604

Corporations Act
Section 671B

Notice of change of interests of substantial holder

To **Carrick Gold Limited**

Level 9 , 37 St George's Terrace , PERTH , WA, 6000

ACN 100 405 954

1. Details of substantial holder (1)

Link Traders (Aust) Pty Ltd
ABN 40 002 065 849

There was a change in the interests of the substantial holder on **17/8/2005**
The previous notice was given to the company on **18/7/2005**
The previous notice was dated **18/7/2005**

2. Previous and present voting power

The total number of votes attached to all voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous Notice Person's votes	Previous Notice Voting power (5)	Present Notice Person's votes	Present Voting power 5)
Fully Paid Ordinary Shares	**3,752,027**	**6.25%**	**5,005,263**	**8.07%**

3. Changes in relevant interests

Particulars of each change in, or change in the nature of , a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected

See Annexure A

4. Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Link Traders (Aust) Pty Ltd	**Link Traders (Aust) Pty Ltd**	**Link Traders (Aust) Pty Ltd**	**Power to vote & dispose**	**Ordinary shares 5,005,263**	**5,005,263**

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN / ARSN (if applicable)	Nature of Association

None

6. Addresses

The addresses of persons named in this form are:

Name	Address
Link Traders (Aust) Pty Ltd	**Unit 405, 25 Lime St, Sydney, 2001**

Signature

Print name Laurence S. Freedman capacity Director

Sign here date 17/8/2005

ANNEXURE A

ACQUISITION OF CARRICK GOLD LIMITED ORDINARY SHARES

Name of Relevant Interest		Date of Acquisition	Number of Ordinary Shares Acquired	Consideration (Cash)
Link Traders (Aust) Pty Ltd	Previous shareholding reported on record with ASX	13/07/2005	3,752,027	$1,224,907.11
	Acquisition on ASX	15/07/2005	4,650	$1,823.48
	Acquisition on ASX	18/07/2005	10,000	$3,921.45
	Acquisition on ASX	25/07/2005	16,000	$6,274.32
	Acquisition on ASX	26/07/2005	122,528	$61,834.96
	Acquisition on ASX	26/07/2005	58	$27.41
	Placement	12/08/2005	1,100,000	$550,000.00
	Total Holding		5,005,263	$1,848,788.72

This is Annexure A of 1 page referred to in Form 604 - Notice of change of interests of substantial holder

Laurence S Freedman

Date: 17 August 2005

CARRICK GOLD LIMITED

ACN 100 405 954

Level 9, 37 St. George's Terrace, Perth, WA 6000
Tel: (08) 9225-5544 Fax: (08) 9225-5533
G.P.O. Box 2567, Perth, WA 6001

The Manager
Companies Announcement Platform
Australian Stock Exchange

Date: 2 September 2005

AEGIS EQUITIES RESEARCH REVALUES CARRICK

We wish to advise that, following Carrick Gold's recent resource upgrade, the research firm, Aegis Equities Research, has reassessed and substantially increased its valuation on Carrick Gold Limited.

The report may be viewed in full in the Reports section on the Company's website: www.carrickgold.com.

BEVAN JAGGARD
Company Secretary
CARRICK GOLD LIMITED

RECEIVED
2006 FEB -6 P 12: 3
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CARRICK GOLD LIMITED
ACN 100 405 954

Level 9, 37 St. George's Terrace, Perth, WA 6000
Tel: (08) 9225-5544 Fax: (08) 9225-5533
G.P.O. Box 2567, Perth, WA 6001

The Manager
Companies Announcement Platform
Australian Stock Exchange

Date: 20 September 2005

DIAMOND DRILL RESULTS SET TO FURTHER INCREASE CARRICK GOLD RESOURCE

We are pleased to advise that the recently completed diamond and reverse cycle drill programme conducted at the Carrick Gold Limited Lindsays Project and designed to confirm continuity of mineralisation at depth achieved its objective.

The results now being assessed will significantly increase the Company's indicated resource whilst also adding new gold ounces to the resource in the inferred category with free gold visible in the core samples.

A resource upgrade will be presented in the September Quarterly report.

BEVAN JAGGARD
Company Secretary
CARRICK GOLD LIMITED

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

CARRICK GOLD LIMITED

ABN

55 100 405 954

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	F/P ORDINARY
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	25,000 F/P ORDINARY SHARES
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	RANK PARI PASSU WITH EXISTING SHARES
5	Issue price or consideration	$0.20 CENTS PER SHARE
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	DEC. '06 OPTION EXERCISE
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	20 SEPTEMBER 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
35,450,000	F/P ORDINARY
16,112,500	DEC. '06 OPTIONS

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
26,625,000	F/P ORDINARY
13,312,500	DEC. '06 OPTIONS
2,000,000	NOV.'06 UNQUOTED 20¢ OPTIONS
2,000,000	NOV.'06 UNQUOTED 50¢ OPTIONS

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] 25,000 Fully Paid Ordinary Shares described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 $^{+}$Quotation of our additional $^{+}$securities is in ASX's absolute discretion. ASX may quote the $^{+}$securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the $^{+}$securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those $^{+}$securities should not be granted $^{+}$quotation.
- An offer of the $^{+}$securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any $^{+}$securities to be quoted and that no-one has any right to return any $^{+}$securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the $^{+}$securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the $^{+}$securities to be quoted, it has been provided at the time that we request that the $^{+}$securities be quoted.

- If we are a trust, we warrant that no person has the right to return the $^{+}$securities to be quoted under section 1019B of the Corporations Act at the time that we request that the $^{+}$securities be quoted. 3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before $^{+}$quotation of the $^{+}$securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: BEVAN JAGGARD
Company Secretary

Date: 21 SEPTEMBER 2005

+ See chapter 19 for defined terms.

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

RECEIVED
2006 FEB -6 P 12:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

CARRICK GOLD LIMITED

ABN

55 100 405 954

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	F/P ORDINARY
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	300,000 F/P ORDINARY SHARES
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	RANK PARI PASSU WITH EXISTING SHARES
5	Issue price or consideration	$0.20 CENTS PER SHARE
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	DEC. '06 OPTION EXERCISE
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	3 OCTOBER 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
35,750,000	F/P ORDINARY
15,812,500	DEC. '06 OPTIONS

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	26,625,000	F/P ORDINARY
		13,312,500	DEC. '06 OPTIONS
		2,000,000	NOV.'06 UNQUOTED 20¢ OPTIONS
		2,000,000	NOV.'06 UNQUOTED 50¢ OPTIONS

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] 300,000 Fully Paid Ordinary Shares described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted. 3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: BEVAN JAGGARD Date: 3 OCTOBER 2005
Company Secretary

+ See chapter 19 for defined terms.

+ See chapter 19 for defined terms.

RECEIVED
2006 FEB -6 P 12:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CARRICK GOLD LIMITED

ACN 100 405 954

Level 9, 37 St. George's Terrace, Perth, WA 6000
Tel: (08) 9225-5544 Fax: (08) 9225-5533
G.P.O. Box 2567, Perth, WA 6000

Companies Announcement Platform **5 October 2005**
Australian Stock Exchange

TOTAL RESOURCE APPROACHES 2.0M OZ
110% INCREASE IN INDICATED RESOURCE TO 576K OZ

Diamond and reverse cycle drilling recently completed on the Lindsays Project has more than doubled the JORC compliant indicated resource from 3.7 million tonnes at 2.3 grams per tonne for 272,000 gold ounces to 6.84 million tonnes at 2.63 grams per tonne for 576,000 gold ounces and has increased the overall JORC compliant resource to 1.99 million gold ounces.

The recent drilling has also lifted the overall grade from 2.2 grams per tonne to 2. 43 grams per tonne.

The new resource estimate at a cut-off grade of 0.5g/t and an upper cut-off of 20 g/t as follows:

	Tonnes (millions)	Grade (g/t) (grams per tonne)	Gold Ounces
Measured:	**0.16**	**3.0**	**15,385**
Indicated:	**6.84**	**2.63**	**576,576**
Inferred:	**18.54**	**2.35**	**1,396,442**

25.54 Million Tonnes @ 2.43 g/t for 1.99 Million Ounces

The information in this report which relates to exploration results, mineral resources or ore reserves Is based on information compiled by Peter Paterson who is a Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists with a minimum of five years experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the 'Australasian Code for Reporting of Exploration Results, Mineral Resources, and Ore Reserves. Mr. Paterson consents to the inclusion in the report of the matters based on his information in the form and context in which it appears. Mr. Paterson is an employee of Tarnwood Pty. Ltd. which consults to Carrick Gold Limited.

BEVAN JAGGARD
Company Secretary
CARRICK GOLD LIMITED

RECEIVED
FEB -6 P 12:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CARRICK GOLD LIMITED
ACN 100 405 954

Level 9, 37 St. George's Terrace, Perth, WA 6000
Tel: (08) 9225-5544 Fax: (08) 9225-5533
G.P.O. Box 2567, Perth, WA 6001

The Manager
Companies Announcement Platform
Australian Stock Exchange

Date: 11 October 2005

QUARTERLY ACTIVITIES REPORT FOR THE PERIOD ENDED 30 SEPTEMBER 2005

Highlights

* **100% + increase in the measured and indicated resources from 288,888 gold ounces to 591,961 gold ounces.**
* **Increase in total JORC compliant resource to 1.99 million ounces.**
* **2 million share placement at $0.50 to raise $1,000,000**
* **Aegis Equities Research revalues the Company to $54 miilion or $0.87 on current outstanding share capital.**
* **Increase in overall grade from 2.2 g/t to 2.43 g/t.**

The new resource estimate at a cut-off grade of 0.5g/t and an upper cut-off of 20 g/t as follows:

	Tonnes (millions)	Grade (g/t) (grams per tonne)	Gold Ounces
Measured:	0.16	3.0	15,385
Indicated:	6.84	2.63	576,576
Inferred:	18.54	2.35	1,396,442

25.54 Million Tonnes @ 2.43 g/t for 1.99 Million Ounces

1. LINDSAYS PROJECT

During the quarter the Company completed 2 diamond holes and 5 RC percussion holes of which 2 were only partly completed (Refer: Table 1).

Diamond drill holes LD004 and LD005 were drilled to a depth of 642.5 metres and 405.5 metres respectively with free gold being observed in LD005 at a depth of 326 metres. Three RC percussion holes were drilled to define gold mineralised structures 'up dip' from the mineralised structures observed in core.

PFRC233 and PFRC234 were abandoned due to equipment failure, however, PFRC 236 intersected mineralised structures 'up dip' within a felsic porphyry. PFRC235 and PFRC237 reached target depths with the occurrence of high grade mineralised zones. The significant gold mineralisation in PFRC237 indicates high grade mineralised structures continuing to the south at depth. (Refer: Table 2).

Drilling on the new grid orientation has proved successful in defining significant gold mineralised structures within a unit of rock described as porphyritic basalt. This mafic host rock has now been observed in diamond drill holes LD001, LD004 and LD005 describing continuity over a distance of 600 metres. The strong gold mineralisation is also associated with a sediment complex in diamond holes LD001 and LD005. The sediments and significant gold mineralised structures form part of a south plunging fold system which is known to continue north west and south east from Parrot Feathers. The continuation south east of Parrot Feathers to the Nook prospect represents a distance of approximately 1.6 kilometres.

The Lindsays resource has been calculated using 10 and 20 metre sections between 48070 North and 47790 North encompassing the Trial Pit and the Southern Extension mineralisation.

Resource polygons are wire framed manually using a computer software package (Interdex Version 6.3) from which the volumes and average grades (arithmetic mean) are determined. A lower grade cut-off of 0.5g/t and an upper cut-off of 20g/t has been applied.

Drill indicated blocks have been extrapolated halfway between drill holes and drill sections and as there is good geology and continuity in diamond drill holes LD004 and LD005 (collars being 150 metres apart), indicated blocks at depth have been extrapolated 160 metres down dip. At the north and south ends along strike, drill indicated blocks have been extrapolated 40 metres from the RC and diamond drill hole surveyed composite sections. Inferred blocks have been extrapolated down dip from the drill indicated blocks to a vertical depth of 600 metres and up dip halfway to the surface.

2. NICKEL PROSPECT (E27/318)

Two RC percussion drill holes HHRC1 and HHRC2 were drilled to depth intersecting high magnesium basalt flows, sediments and felsic volcanic sediments. The two holes were 80 metres apart and drilled at minus 60 degrees to depths of 301 metres and 348 metres respectively (Refer: Table 3).

Each hole was designed to test the high magnesium basalt stratigraphy for a ultramafic extrusive rock unit (komatiite) in contact with a felsic volcanic rock sequence. The geology of the Silver Swan nickel sulphide mine, 5 kilometres to the north east, indicates that the nickel sulphide ore-body occurs in a komatiite (>200 metres vertical depth) in contact with a felsic volcanic rock unit.

Significant results from the drilling are given in Table 4 indicating that a high magnesium basalt sequence consists of komatiitic channels which are interpreted to develop into nickel sulphide targets at depth. Spinefex textures have been observed above the ultramafic sequence indicating the top of the flows.

Diamond drilling is planned to intersect the interpreted komatiite sequence at greater than 200 metres vertical depth during the next quarter.

MINERALISED STRUCTURES (See attached chart)

<u>LINDSAYS EAST STRUCTURE</u>

Includes Parrot Feathers, Lindsays Trial Pit, Nook Prospect

From 48720 to 47080 (Local Grid) - strike distance of 1.64Kms

<u>LINDSAYS CENTRAL STRUCTURE</u>

Includes South Prospect

From 46000 to 46450 (Local Grid) - strike distance of 0.45Kms

ADDITIONAL RESOURCE ESTIMATION COMMENTS

Evidence includes:

- Continuity of mineralisation has been observed between diamond holes LD001, LD004,
  LD005 a distance of 600 metres (Inferred parameter).
- Extent of mined ore in the Trial Pit extends approximately 160 metres in strike and at Parrot Feathers the main mineralisation zone extends from 11100N to 11250N a distance of 150 meters (Indicated parameter).

Therefore an inferred vertical depth of 600 metres and extrapolation of drill indicated mineralisation of 160 metres down dip is considered reasonable.

The total of RC and diamond drill holes drilled to date numbers 527 for a total of 46,052 metres.

TABLE 1

Hole ID	Northing (Local)	Easting (Local)	Depth (m)	RL	Azimuth (mag)	Dip (degrees)
LD004	48020	17900	642.5	498	45	-70
LD005	47870	17900	405.5	494	45	-70
PFRC233	48020	18120	276	501	45	-70
PFRC234	48020	18123	186	501	45	-60
PFRC235	47878	18060	354	498	45	-60
PFRC236	48024	18133	294	501	45	-60
PFRC237	47840	18140	270	497	45	-60

TABLE 2

	Intersection Depth		
Hole ID	From	To	Grade (g/t)
LD004	188.2	188.7	3.43
LD004	189.16	189.5	0.53
LD004	193.88	193.96	2.69
LD004	196.7	197.6	9.19
LD004	200	200.5	1.02
LD004	262	263	0.82
LD004	293.3	293.64	11.2
LD004	293.64	294	1.86
LD004	338.2	339	1.27
LD004	377.75	378.15	7.72
LD004	399.9	401.15	0.86
LD004	427.7	428.1	2
LD004	430.9	431.2	1.07
LD004	431.2	431.5	2.39
LD004	486	486.5	1.68
LD004	554.4	555	1.4
LD004	566.7	567.3	0.69
LD004	570.1	570.4	0.67
LD004	578.3	578.9	1.84
LD004	578.9	579.6	0.64
LD004	591.75	592.25	0.5
LD005	251	252.4	2.34
LD005	326	327	41.31
LD005	348	349	2.9
PFRC233	151	152	1.2
PFRC233	155	156	4.2
PFRC233	186	187	0.6
PFRC233	188	189	0.8
PFRC235	55	56	0.6
PFRC235	74	75	0.6
PFRC235	175	176	0.9
PFRC235	217	221	0.9
PFRC235	317	318	0.7
PFRC235	349	350	0.8
PFRC235	351	352	1.2
PFRC236	149	150	0.9
PFRC236	278	279	0.6
PFRC237	102	103	0.9

	TABLE 2 (CONT.) Intersection Depth		
Hole ID	From	To	Grade (g/t)
PFRC237	125	126	1.2
PFRC237	128	130	1.4
PFRC237	132	134	5
PFRC237	135	138	2.6
PFRC237	139	141	4
PFRC237	143	144	2.7
PFRC237	169	170	4.2
PFRC237	260	261	1.3
PFRC237	262	263	0.9

TABLE 3

Hole ID	Northing (GDA)	Easting (GDA)	Depth (m)	RL	Azimuth (mag)	Dip (degrees)
HHRC1	6632115	372685	301	400	270	-60
HHRC2	6632115	372765	348	400	270	-60

TABLE 4

Depth		Al	Cu	MgO*	Ni	Ni:Cu
From	To	%	ppm	%	%	
115	116	2.92	20	18.41	0.12	60
116	117	2.44	37	19.05	0.12	32
145	146	2.95	31	18.46	0.16	52
146	147	3.17	69	18.74	0.15	22
148	149	3.51	48	19.09	0.12	25
149	150	3.08	36	19.19	0.14	39
150	151	3.8	41	19.34	0.13	32
151	152	3.86	62	20.42	0.13	21
153	154	3.44	29	20.03	0.12	41
156	157	3.3	45	18.62	0.13	29
168	169	2.66	82	17.23	0.14	29
169	170	2.5	83	16.92	0.14	29
* Includes Volatiles						

Tenements

All tenements are in good standing and are 100% owned and controlled by Carrick Gold Limited.



Carrick Gold Ltd
Lindsay's Project
Gold Mineralised
Structural Trends
372000
374000
6647000
6645000
6644000
6643000
6642000
Richfield Prospect
Parrot Feathers
Lindsay's Project
Neves Prospect
Nook Prospect
LINDSAYS EAST
LINDSAYS CENTRAL
LINDSAYS WEST
West Prospect
South Prospect
N
LEGEND
Gold Structures
Dolerite
Basalt
Granite/granodiorite
Porphyry
Sediment
Carrick Tenement
0
250
750
1000m

The information in this report which relates to exploration results, mineral resources or ore reserves Is based on information compiled by Peter Paterson who is a Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists with a minimum of five years experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the 'Australasian Code for Reporting of Exploration Results, Mineral Resources, and Ore Reserves. Mr. Paterson consents to the inclusion in the report of the matters based on his information in the form and context in which it appears. Mr. Paterson is an employee of Tarnwood Pty. Ltd. which consults to Carrick Gold Limited.

BEVAN JAGGARD
Company Secretary
CARRICK GOLD LIMITED


372000
373000
374000
375000
6647000
6646000
6645000
6644000
6643000
6642000
0
800
1600
2400
Scale 1:40000
GEOLOGICAL LEGEND
Ta - Alluvium
Ad - Dolerite
Pe - Black Shale
As - Sediment
Ab - Aphanitic Basalt

Carrick Gold Ltd.

Carrickvale

Figure 1



370000
375000
380000
6645000
6640000
6635000
6630000
6625000
Carrickvale Tenements
Black Swan Nickel Mine
E27/318
Nickel Prospect
N
0
2600
5200
7800
Scale 1:130000
Carrick Gold Ltd.
E27/318
Nickel Prospect
Figure 2
INTERDEX

RECEIVED
2006 FEB -6 P 12:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

CARRICK GOLD LIMITED

ABN	Quarter ended ("current quarter")
55 100 405 954	30 SEPTEMBER 2005

Consolidated statement of cash flows

		Current quarter $A'000	Year to date (3 months) $A'000
	Cash flows related to operating activities		
1.1	Receipts from product sales and related debtors	-	-
1.2	Payments for (ex GST) (a) exploration and evaluation	(364)	(364)
	(b) development	-	
	(c) production	-	
	(d) administration	(97)	(97)
1.3	Dividends received	-	
1.4	Interest and other items of a similar nature received	35	35
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Other: -	-	-
		-	-
	Net Operating Cash Flows	(426)	(426)
	Cash flows related to investing activities		
1.8	Payment for purchases of: (a)prospects	-	-
	(b)equity investments	-	-
	(c) other fixed assets	-	-
			-
1.9	Proceeds from sale of: (a)prospects	-	-
	(b)equity investments	-	-
	(c)other fixed assets	-	-
1.10	Loans to other entities	-	-
1.11	Loans repaid by other entities	-	-
1.12	Other (provide details if material)		
	Net investing cash flows	-	-
1.13	Total operating and investing cash flows (carried forward)	(426)	(426)

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(426)	(426)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, net.	1,040	1,040
1.15	Proceeds from sale of forfeited shares		
1.16	Proceeds from borrowings	-	-
1.17	Repayment of borrowings	-	-
1.18	Dividends paid		
1.19	Other (provide details if material)		
	Net financing cash flows	1,040	1,040
	Net increase (decrease) in cash held	614	614
1.20	Cash at beginning of quarter/year to date	2,218	2,218
1.21	Exchange rate adjustments to item 1.20		
1.22	**Cash at end of quarter**	2,832	2,832

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	60
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

+ See chapter 19 for defined terms.

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities		
3.2	Credit standby arrangements		

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	200
4.2	Development	20
	Total	220

Reconciliation of cash

	Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	332	
5.2	Deposits at call	2,500	
5.3	Bank overdraft		
5.4	Other (provide details)		
	Total: cash at end of quarter (item 1.22)	2,832	

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed				
6.2	Interests in mining tenements acquired or increased				

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*				
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	62,375,00	35,750,000		
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	2,000,000	2,000,000	50 cents	F/P
7.5	**+Convertible debt securities** *(description)*				
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				
7.7	**Options** *(description and conversion factor)*	29,125,000 2,000,000	15,812,500	*Exercise price* 20 cents 20 cents	*Expiry date* 31 Dec. 2006 30 Nov. 2006
7.8	Issued during quarter	2,000,000		50 cents	30 Nov. 2006
7.9	Exercised during quarter				
7.10	Expired during quarter				
7.11	**Debentures** *(totals only)*				
7.12	**Unsecured notes** *(totals only)*				

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does ~~/does not*~~ ~~*(delete one)*~~ give a true and fair view of the matters disclosed.

Sign here: Bevan Jaggard Date: 11 October 2005
Company secretary

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

RECEIVED
2006 FEB -6 P 12:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

CARRICK GOLD LIMITED

ABN

55 100 405 954

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	F/P ORDINARY
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	60,000 F/P ORDINARY SHARES
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	RANK PARI PASSU WITH EXISTING SHARES
5	Issue price or consideration	$0.20 CENTS PER SHARE
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	DEC. '06 OPTION EXERCISE
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	18 OCTOBER 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
35,810,000	F/P ORDINARY
15,752,500	DEC. '06 OPTIONS

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
26,625,000	F/P ORDINARY
13,312,500	DEC. '06 OPTIONS
2,000,000	NOV.'06 UNQUOTED 20¢ OPTIONS
2,000,000	NOV.'06 UNQUOTED 50¢ OPTIONS

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

N/A

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] 60,000 Fully Paid Ordinary Shares described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted. 3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: BEVAN JAGGARD Date: 18 OCTOBER 2005
Company Secretary

+ See chapter 19 for defined terms.

+ See chapter 19 for defined terms.

CARRICK GOLD LIMITED

ACN 100 405 954

Level 9, 37 St. George's Terrace, Perth, WA 6000
Tel: (08) 9225-5544 Fax: (08) 9225-5533
G.P.O. Box 2567, Perth, WA 6000

RECEIVED
2006 FEB -6 P 12:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies Announcement Platform
Australian Stock Exchange

20 October 2005

NEW DRILL PROGRAMME

We advise that a new diamond and reverse circulation drill programme due to commence next week has been designed to increase the measured and indicated resource north of the trial pit.

Diamond drilling will also test a nickel anomaly on one of Carrick Gold's tenements which adjoins the Lionore International Black Swan nickel mine.

Further R.C. drilling will be conducted on the Kalpini tenements recently acquired by Carrick Gold Limited.

BEVAN JAGGARD
Company Secretary
CARRICK GOLD LIMITED

CARRICK GOLD LIMITED

(A.C.N. 100 405 954)

NOTICE OF ANNUAL GENERAL MEETING
EXPLANATORY STATEMENT AND PROXY FORM

Notice is hereby given that the annual general meeting of shareholders of Carrick Gold Limited ("the Company") will be held at The New Esplanade Hotel, 18 The Esplanade, Perth WA 6000 at 11.30 am (Western Standard Time) on **Friday, 25 November 2005.**

BUSINESS OF THE MEETING

1. Accounts and Reports

To receive and consider the balance sheet, profit and loss statement, and the reports of the directors and of the auditors for the year ended 30 June 2005

2. Re-election of Director

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That Victor Webb, who retires by rotation in accordance with the Company's constitution, and being eligible, offers himself for re-election, is hereby re-elected a director of the Company.

3. Ratification of Share Issues

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That, pursuant to ASX Listing Rule 7.4, the share and option issues effected by the Company as to (1) the issue in May 2005 of 2,000,000 shares at $0.32 with an attaching one for one unquoted share option exerciseable at $0.20 on or before 30 November 2006 and (2) the issue in July 2005 of 2,000,000 shares at $0.50 with an attaching one for one unquoted share option exerciseable at $0.50 on or before 30 November 2006, be and are hereby approved and ratified.

4 Appointment of New Auditor

To consider and, if thought fit, pass the following ordinary resolution:

"That the firm *RSM Bird Cameron Partners*, who have consented in writing to act as auditor of the Company, be appointed as the auditor of the Company".

EXPLANATORY MEMORANDUM

Shareholders are referred to the Explanatory Memorandum accompanying and forming part of this Notice of Meeting.

"Snap-Shot" Time

The Board has determined that for the purposes of Section 1109N of the Corporations Act 2001, the persons eligible to vote at the meeting will be those persons who are registered shareholders of the Company at 11.30 am WST, **Wednesday, 23 November 2005** for the purposes of determining voting entitlements at the Annual General Meeting.

PROXIES

Please note that:

(a) a member of the Company entitled to attend and vote at the General Meeting is entitled to appoint a proxy;

(b) a proxy need not be a member of the Company; and

(c) a member of the Company entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise, but where the proportion is not specified each proxy may exercise half of the votes.

The enclosed proxy form provides further details on appointing proxies and lodging proxy forms.

DATED 21 October 2005
BY ORDER OF THE BOARD
B.A. JAGGARD
Company Secretary

EXPLANATORY STATEMENT

This Explanatory Statement and all attachments are important documents. You should read all documents carefully. If you have any questions regarding the matters set out in this Explanatory Statement or the preceding Notice of Meeting, you should contact your stockbroker or other professional adviser.

General Information.
This Explanatory Statement has been prepared for the information of Shareholders of Carrick Gold in connection with the business to be conducted at the Annual General Meeting to be held at The New Esplanade Hotel, 18 The Esplanade, Perth, Western Australia on the date set out in the notice of meeting.

The purpose of this Explanatory Statement is to provide Shareholders with information which is reasonably required by Shareholders to decide how to vote upon the resolution. This Explanatory Statement should be read in conjunction with the accompanying Notice of Annual General Meeting.

1. **Accounts and Reports**
Pursuant to the provisions of Section 250N of the Corporations Act 2001, a company must hold an annual general meeting at least once in each calendar year and within 5 months after the end of its financial year for the purpose of receiving and considering the company's balance sheet, profit and loss statement, and the reports of the directors and of the auditors for the year then ended.

2. **Re-election of Director**
Pursuant to the constitution of the Company, in every year one-third of the directors for the time being must retire from office. A retiring director is eligible for re-election.

3. **Ratification of Share Issues**
Listing Rule 7.4 of the Australian Stock Exchange permits the subsequent approval by shareholders of the issue by the Company of securities which were issued in accordance with that rule.

4. **Appointment of New Auditor**

Resignation of current auditor
The Company's current auditor, Mr J P Van Dieren of Stanton Partners, has given notice to the Board of his intention to resign as auditor of the Company, pursuant to sub-section 329(5) of the Corporations Act 2001. Sub-section 329(5) of the Corporations Act 2001 provides that an auditor of a company may, by giving notice in writing, resign as auditor of the company if:

(a) the auditor has, by notice in writing given to the Australian Securities and Investments Commission ("ASIC"), applied for consent to the resignation; and
(b) the consent of the ASIC has been given.

Mr Van Dieren has applied to ASIC for its consent to his resignation as auditor of the Company. The application for consent lodged with ASIC by Mr Van Dieren indicates that he wishes his resignation to take effect on the date of the Company's AGM.

Resolution 4 to appoint a new auditor of the Company will only be put if the consent of ASIC to Mr Van Dieren's resignation has been given at the time of the AGM.

Appointment of new auditor
If prior to the time of the AGM, ASIC gives its consent to the resignation of Mr Van Dieren as the Company's auditor, his resignation will take effect from the date of the AGM. Upon Mr Van Dieren's resignation, it will be necessary for the Company to appoint a new Company auditor pursuant to sub-section 327B(1) of the Corporations Act 2001. Paragraph (b) of sub-section 327B(1) provides that a company shall at each annual general meeting, if there is a vacancy in the office of auditor of the company, appoint a person or firm to fill the vacancy.

Mr Frank Carr, a member of the Company, has nominated the firm *RSM Bird Cameron Partners* as auditor of the Company, pursuant to sub-section 328B(1) of the Corporations Act 2001. *RSM Bird Cameron Partners* are eligible and have consented to being appointed auditor of the Company as required by sub-section 328A(1) of the Corporations Act 2001. Pursuant to sub-section 328B(1) of the Corporations Act 2001, the written notice nominating RSM Bird Cameron Partners as auditor is attached to this Explanatory Memorandum as an annexure.

The Board recommends the appointment of the firm *RSM Bird Cameron Partners* as the auditor of the Company.

NOTES
A shareholder who is entitled to attend and vote at a meeting of shareholders is entitled to appoint not more than two proxies. Where more than one proxy is appointed, each proxy must be appointed to represent a specified proportion of the shareholder's voting rights. If the shareholder appoints two proxies and the appointment does not specify this proportion, each proxy may exercise half of the votes. A proxy need not be a shareholder of the company.

Where a voting exclusion applies, the company need not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote in accordance with the directions of the proxy form or it is cast by a person chairing the meeting as proxy for person who is entitled to vote in accordance with the direction of the proxy form to vote as the proxy decides.

The directors of the company have set a snapshot date to determine the identity of those entitled to attend and vote at the meeting. The snapshot date is stated above.

A proxy form is attached. If required, it should be completed, signed and returned in accordance with the proxy instructions on that form. To be effective, the proxy form (and any power of attorney) must be lodged at the registered office of the company not less than 48 hours before the time of holding the meeting. The proxy may be lodged by facsimile transmission to Advanced Share Registry Services facsimile number:- (08) 9389-7871.

GLOSSARY
In this Notice of Meeting and Explanatory Statement, the following terms have the following unless the context otherwise requires:

"ASX"	means Australian Stock Exchange Limited (ABN 98 008 624 691).
"Board"	means board of Directors.
"Company"	means Carrick Gold Limited (ACN 100 405 954).
"Corporations Act"	means the Corporations Act 2001 (Cth) and all regulations made pursuant to such legislation, as amended from time to time.
"Director"	means a director of the Company.
"Listing Rules"	means Listing Rules of ASX, as amended or replaced from time to time, except to the extent of any waiver by ASX.
"Shareholder"	means a member of the Company, as defined in the constitution of the Company.
"Shares"	means ordinary fully paid shares in the capital of the Company.
"WST"	means Western Standard Time

CARRICK GOLD LIMITED
(ACN 100 405 954)

PROXY FORM

____
(Name of member/s)

____
(Address of member/s)

I/We being a member/s of Carrick Gold Limited and entitled to attend and vote hereby appoint

☐	the Chairman of the Meeting (mark with an "X")	☐	Write here the name of the person you are appointing if this person is someone other than the Chairman of the Meeting

or, failing the person named, or if no person is named, the Chairman of the meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Carrick Gold Limited to be held at The New Esplanade Hotel, 18 The Esplanade, Perth, Western Australia at 11.30 am (Western Standard Time) on **Friday, 25 November 2005** and at any adjournment of that meeting.

IMPORTANT:

☐ If the Chairman of the Meeting is your nominated proxy, or may be appointed by default, and you have not directed your proxy how to vote on the Items below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of those items and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on the Items and your votes will not be countered in computing the required majority if a poll is called on these items. The Chairman of the Meeting intends to vote undirected proxies in favour of each of these items.

Voting directions to your proxy – please mark "X" to indicate your directions

	FOR	**AGAINST**	**ABSTAIN** *
Re-election of Director	______	______	______
Ratification of Share Issues	______	______	______
Appointment of New Auditor	______	______	______

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

Appointing a second Proxy

☐ Mark with an "X" if you wish to appoint a second proxy AND ☐ % OR ☐ State the percentage of your voting rights or the number of securities for this Proxy Form

PLEASE SIGN HERE This section must be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder
☐	☐	☐
Individual/Sole Director and Sole Company Secretary	Director	Director/Company Secretary

______________	______________	______________
Contact name	Contact daytime telephone	Date

CARRICK GOLD LIMITED
(ACN 100 405 954)

HOW TO COMPLETE THE PROXY FORM

1. **Appointment of a proxy**
If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person. If you leave this section blank, or your name proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company.

2. **Votes on Items of Business**
You may direct your proxy to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

3. **Appointment of a Second Proxy**
You are entitled to appoint up to two persons as proxies to attend the meeting and vote on a poll. If you wish to appoint a second party, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) indicate that you wish to appoint a second proxy by marking the box.
(b) on each of the first Proxy Form and the second Proxy Form state the percentage or number of votes that each proxy may exercise. Each proxy may exercise half your votes. Fractions of vote will be disregarded.
(c) return both forms together in the same envelope.

4. **Signing instructions**
You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the securityholders should sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of the corporation is to attend the meeting, the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry.

Lodgement of a Proxy
This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than 48 hours before the commencement of the meeting. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged by posting, delivery or facsimile to Carrick Gold Limited at:

by delivery to:	Advanced Share Registry	110 Stirling Highway, NEDLANDS, WA 6009
by mail to:	Advanced Share Registry	PO Box 1156, NEDLANDS, WA 6909
by facsimile to	No: (61 8) 9389-7871	

CARRICK GOLD LIMITED

ACN 100 405 954

Level 9, 37 St. George's Terrace, Perth, WA 6000
Tel: (08) 9225-5544 Fax: (08) 9225-5533

RECEIVED
2006 FEB -6 P 12:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies Announcement Platform
Australian Stock Exchange

22 November 2005

FURTHER HIGH GRADE INTERSECTIONS AT THE LINDSAY'S PROJECT

We advise that initial results received from the new diamond and reverse circulation drill programme has returned further high grade values.

Drilling at the Parrot Feathers has continued to reveal the strong continuity of mineralisation as well as the presence of a high grade gold mineralised structure. The drilling programme, which includes shallow diamond (300 metres) and reverse circulation drilling (100 - 180 metres), is designed to upgrade the Company's resource into the measured and indicated categories.

Significant results at hand are as follows:

Hole_ID	INTERSECTION			HOLE ORIENTATION				
	Depth (m)	Width (m)	Grade g/t	East	North	Depth (m)	Azi	Dip
PFRC238	92	4	4.65	18500	48480	120	45	-70
		inc.1m @	11.74					
PFRC241	79	2	5.4	18520	48470	100	45	-70
		inc. 1m @	8.62					
PFRC242	128	1	16.51	18460	48470	150	45	-70
PFRC247	120	1	102.45	18460	48050	150	45	-70
		1	13.7					
PFRC249	122	5	2.68	18460	48030	150	45	-70
PFRC250	120	1	27.8	18500	48020	120	45	-70

Results from drill holes PFRC247 and PFRC250, as shown above, have identified and localised a high grade structure which will increase the grade at Parrot Feathers.

Drilling results are located on granted mining lease M27/169 and have been fire assay tested.

Further drilling results are will be received shortly.

The information in this report which relates to exploration results, mineral resources or ore reserves Is based on information compiled by Peter Paterson who is a Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists with a minimum of five years experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the 'Australasian Code for Reporting of Exploration Results, Mineral Resources, and Ore Reserves. Mr. Paterson consents to the inclusion in the report of the matters based on his information in the form and context in which it appears. Mr. Paterson is an employee of Tarnwood Pty. Ltd. which consults to Carrick Gold Limited.

BEVAN JAGGARD
Company Secretary
CARRICK GOLD LIMITED

CARRICK GOLD LIMITED

ACN 100 405 954

Level 9, 37 St. George's Terrace, Perth, WA 6000
Tel: (08) 9225-5544 Fax: (08) 9225-5533

RECEIVED
2006 FEB -6 P 12:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies Announcement Platform
Australian Stock Exchange

28 November 2005

INITIAL KALPINI RESULTS CONFIRM HIGH GRADE INTERCEPTS

We advise that the Company has recently completed a reverse circulation drilling programme at its Kalpini Project which lies approximately 30 kilometres east of the Lindsay's Project.

Preliminary 4 metre composite sample results from the six hole programme have confirmed the presence of high grade gold mineralised shoot structures.

Significant intersections are as follows:

	INTERSECTION			HOLE ORIENTATION				
Hole ID	Depth (m)	Width (m)	Grade (g/t)	East	North	Depth (m)	Azi	Dip
KPRC01	60	8	1.8	2225	4630	100	195	-60
KPRC05	32	4	0.55	1340	4556	70	123.5	-60
	44	8	19.98					
		inc. 4m @	31.83					
KPRC06	32	20	4.33	1356	4530	70	195	-60
		inc. 4m @	16.88					

The information in this report which relates to exploration results, mineral resources or ore reserves Is based on information compiled by Peter Paterson who is a Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists with a minimum of five years experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the 'Australasian Code for Reporting of Exploration Results, Mineral Resources, and Ore Reserves. Mr. Paterson consents to the inclusion in the report of the matters based on his information in the form and context in which it appears. Mr. Paterson is an employee of Tarnwood Pty. Ltd. which consults to Carrick Gold Limited.

BEVAN JAGGARD
Company Secretary
CARRICK GOLD LIMITED

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

RECEIVED
2005 FEB -6 P 12:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

CARRICK GOLD LIMITED

ABN

55 100 405 954

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	F/P ORDINARY
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	25,000 F/P ORDINARY SHARES
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	RANK PARI PASSU WITH EXISTING SHARES
5	Issue price or consideration	$0.20 CENTS PER SHARE
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	DEC. '06 OPTION EXERCISE
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	28 NOVEMBER 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
35,835,000	F/P ORDINARY
15,727,500	DEC. '06 OPTIONS

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	26,625,000	F/P ORDINARY
		13,312,500	DEC. '06 OPTIONS
		2,000,000	NOV.'06 UNQUOTED 20¢ OPTIONS
		2,000,000	NOV.'06 UNQUOTED 50¢ OPTIONS

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] 60,000 Fully Paid Ordinary Shares described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted. 3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: BEVAN JAGGARD Date: 29 NOVEMBER 2005
Company Secretary

+ See chapter 19 for defined terms.

+ See chapter 19 for defined terms.

CARRICK GOLD LIMITED

ACN 100 405 954

Level 9, 37 St. George's Terrace, Perth, WA 6000
Tel: (08) 9225-5544 Fax: (08) 9225-5533

RECEIVED
2006 FEB -6 P 12:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies Announcement Platform
Australian Stock Exchange

7 December 2005

RESULTS CONFIRM HIGH GRADE GOLD AT KALPINI

One metre sample results from the recent drilling at Kalpini has confirmed the presence of high grade gold mineralised structures. The drilling programme, including six reverse circulation drill holes (70 - 100 metres deep), was designed to show the presence and orientation of the gold mineralised shoots. Significant one metre sample results are at hand confirming the recent announcement of the four metre composite results.

The significant 1 metre results are as follows:

Hole_ID	INTERSECTION			HOLE ORIENTATION				
	Depth (m)	Width (m)	Grade g/t	East	North	Depth (m)	Azi	Dip
KPRC01	25	1	2.44	2225	4630	100	195	-60
	28	2	1.83					
	41	1	4.76					
	60	1	0.62					
	62	4	3.55					
KPRC02	38	1	0.52	2245	4630	100	195	-60
	73	1	1.21					
	77	2	STOPE					
KPRC03	0	1	0.87	2195	4630	100	195	-60
	40	1	3.10					
	43	1	0.99					
	49	1	0.73					
	51	1	2.26					
	97	1	0.51					
KPRC04	17	1	1.00	2235	4536	96	195	-60
	22	1	0.99					
	37	2	7.27					
	72	2	0.56					
KPRC05	34	2	2.23	1340	4556	70	123.5	-60
	44	7	13.53					
		inc. 2m @	32.00					
	63	1	1.45					
KPRC06	34	1	3.06	1356	4530	70	195	-60
	39	1	4.22					
	42	1	2.31					
	45	6	8.58					
		inc. 1m @	34.20					

The information in this report which relates to exploration results, mineral resources or ore reserves Is based on information compiled by Peter Paterson who is a Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists with a minimum of five years experience which is relevant to the style of mineralisation and type of deposit under consideration and

to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the 'Australasian Code for Reporting of Exploration Results, Mineral Resources, and Ore Reserves. Mr. Paterson consents to the inclusion in the report of the matters based on his information in the form and context in which it appears. Mr. Paterson is an employee of Tarnwood Pty. Ltd. which consults to Carrick Gold Limited.

BEVAN JAGGARD
Company Secretary
CARRICK GOLD LIMITED

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

RECEIVED
2006 FEB -6 P 12:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

CARRICK GOLD LIMITED

ABN

55 100 405 954

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	F/P ORDINARY
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	48,000 F/P ORDINARY SHARES
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	RANK PARI PASSU WITH EXISTING SHARES
5	Issue price or consideration	$0.20 CENTS PER SHARE
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	DEC. '06 OPTION EXERCISE
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	9 JANUARY 2006

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
35,883,000	F/P ORDINARY
15,679,500	DEC. '06 OPTIONS

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
26,625,000	F/P ORDINARY
13,312,500	DEC. '06 OPTIONS
2,000,000	NOV.'06 UNQUOTED 20¢ OPTIONS
2,000,000	NOV.'06 UNQUOTED 50¢ OPTIONS

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

N/A

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] 48,000 Fully Paid Ordinary Shares described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted. 3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: BEVAN JAGGARD Date: 9 JANUARY 2006
Company Secretary

+ See chapter 19 for defined terms.

+ See chapter 19 for defined terms.

CARRICK GOLD LIMITED

ACN 100 405 954

Level 9, 37 St. George's Terrace, Perth, WA 6000
Tel: (08) 9225-5544 Fax: (08) 9225-5533

RECEIVED
2006 FEB -6 P 12:32
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Companies Announcement Platform
Australian Stock Exchange

11 January 2006

RESOURCE EXCEEDS 2 MILLION GOLD OUNCES

Recent diamond and RC drilling at the centre of the Parrot Feathers resource has resulted in a trebling of the Measured Resource at the Parrot Feathers from 11,812 gold ounces to 34,945 gold ounces representing an increase of 23,133 gold ounces at a grade of 3.7 g/t.

This increase also brings Carrick Gold's total JORC compliant resource to in excess of 2 million gold ounces.

The total measured resource at the Parrot Feathers has now been upgraded to 310,330 tonnes at 3.5 g/t which also represents an increase in grade from 3 g/t to 3.5 g/t. Resource intersections have been calculated using a lower cut-off of 0.5 g/t and an upper cut-off of 50 g/t.

For further information visit www.carrickgold.com

The information in this report which relates to exploration results, mineral resources or ore reserves Is based on information compiled by Peter Paterson who is a Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists with a minimum of five years experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the 'Australasian Code for Reporting of Exploration Results, Mineral Resources, and Ore Reserves. Mr. Paterson consents to the inclusion in the report of the matters based on his information in the form and context in which it appears. Mr. Paterson is an employee of Tarnwood Pty. Ltd. which consults to Carrick Gold Limited.

BEVAN JAGGARD
Company Secretary
CARRICK GOLD LIMITED

CARRICK GOLD LIMITED

ACN 100 405 954

Level 9, 37 St. George's Terrace, Perth, WA 6000
Tel: (08) 9225-5544 Fax: (08) 9225-5533

Companies Announcement Platform
Australian Stock Exchange

12 January 2006

RESOURCE EXCEEDS 2 MILLION GOLD OUNCES

Recent diamond and RC drilling at the centre of the Parrot Feathers resource has resulted in a trebling of the Measured Resource at the Parrot Feathers from 11,812 gold ounces to 34,945 gold ounces representing an increase of 23,133 gold ounces at a grade of 3.7 g/t.

This increase also brings Carrick Gold's total JORC compliant resource to in excess of 2 million gold ounces.

The total measured resource at the Parrot Feathers has now been upgraded to 310,330 tonnes at 3.5 g/t which also represents an increase in grade from 3 g/t to 3.5 g/t. Resource intersections have been calculated using a lower cut-off of 0.5 g/t and an upper cut-off of 50 g/t giving the following results:

	Tonnes (millions)	Grade (g/t) (grams per tonne)	Gold Ounces
Measured:	0.349	3.4	38,068
Indicated:	6.84	2.63	576,576
Inferred:	18.54	2.35	1,396,442

25.72 Million Tonnes @ 2.44 g/t for 2.01 Million Ounces

The information in this report which relates to exploration results, mineral resources or ore reserves Is based on information compiled by Peter Paterson who is a Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists with a minimum of five years experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the 'Australasian Code for Reporting of Exploration Results, Mineral Resources, and Ore Reserves. Mr. Paterson consents to the inclusion in the report of the matters based on his information in the form and context in which it appears. Mr. Paterson is an employee of Tarnwood Pty. Ltd. which consults to Carrick Gold Limited.

BEVAN JAGGARD
Company Secretary
CARRICK GOLD LIMITED

CARRICK GOLD LIMITED

ACN 100 405 954

Level 9, 37 St. George's Terrace, Perth, WA 6000
Tel: (08) 9225-5544 Fax: (08) 9225-5533

RECEIVED
2006 FEB -6 P 12:32
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18 January 2006

RICHFIELD PROSPECT DRILL PROGRAMME

Reverse circulation drilling is to commence on 30 January 2006 at the highly prospective Richfield Prospect which forms part of the Lindsays Central Structure on tenement number PL/27/1205. The drilling will be along strike approximately 2 kilometres NW of the Neves Prospect.

Rock chip sampling has been conducted on the Richfield Prospect and has returned significant gold values as shown in the table below:

Sample No.	Local Grid Coordinates East	North	Assays Au g/t
VC33	9132	12120	25.20
VC36	9100	12040	4.00
VC38	9100	12040	1.36
VC39	9100	12040	46.60
VC40	9100	12040	6.54
VC41	9100	12040	4.52
VC42	9100	12040	76.4
VC44	9100	12040	10.8
VC45	9100	12040	0.10
VC50	9100	12040	20.6
VC51	9100	12040	2.48
VC52	9100	12040	10.40
VC54	9100	12040	3.20
VC55	9100	12040	139.00
VC56	9115	12072	1.64

All Carrick Gold Limited tenements are 100% owned by the Company.

The information in this report which relates to exploration results, mineral resources or ore reserves Is based on information compiled by Peter Paterson who is a Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists with a minimum of five years experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the 'Australasian Code for Reporting of Exploration Results, Mineral Resources, and Ore Reserves. Mr. Paterson consents to the inclusion in the report of the matters based on his information in the form and context in which it appears. Mr. Paterson is an employee of Tarnwood Pty. Ltd. which consults to Carrick Gold Limited.

BEVAN JAGGARD
Company Secretary
CARRICK GOLD LIMITED

CARRICK GOLD LIMITED

ACN 100 405 954

Level 9, 37 St. George's Terrace, Perth, WA 6000
Tel: (08) 9225-5544 Fax: (08) 9225-5533

RECEIVED
2006 FEB -6 P 12:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies Announcement Platform
Australian Stock Exchange

18 January 2006

DECEMBER QUARTERLY REPORT 2005

HIGHLIGHTS

- **INCREASE IN JORC COMPLIANT RESOURCE TO OVER 2 MILLION GOLD OUNCES**
- **GRADE OF MEASURED RESOURCE INCREASES FROM 3.0 GRAMS PER TONNE TO 3.5 GRAMS PER TONNE**
- **RC DRILLING AT THE RECENTLY ACQUIRED KALPINI PROJECT RETURNED HIGH GRADE INTERCEPTS**
- **SAMPLING OF ORE STOCKPILES AT THE LINDSAY'S TRIAL PIT HAS IDENTIFIED 20,000 TONNES OF ORE GRADING C. 1.6 GRAMS PER TONNE**

1. LINDSAY'S PROJECT PARROT FEATHERS (M27/169)

During the quarter the Company completed 2 diamond holes and 21 RC percussion holes for a total of 3556 metres. (Refer: Table 2A).

Drilling revealed the strong continuity of mineralisation as well as the presence of a high grade gold mineralised structures (Refer: Table 3A). The drilling programme including two shallow diamond cored holes LD006 and LD007 (to depths of 284 and 303.9 metres respectively) and reverse circulation drilling PFRC238 to PFRC258 (to depths of 100-180 metres) were designed to upgrade the measured resource (Refer: Table 1).

Table 1

	Tonnes (millions)	Grade (g/t) (grams per tonne)	Gold Ounces
Measured:	0.349	3.4	38,068
Indicated:	6.84	2.63	576,576
Inferred:	18.54	2.35	1,396,442

25.72 Million Tonnes @ 2.44 g/t for 2.01 Million Ounces

Drilling in the December quarter has significantly increased the measured resource at the centre of the Parrot Feathers resource with the definition of resource blocks on 10 metre sections between 48410 North and 48490 North. Resource polygons have been wire framed manually using a computer software package (Interdex Version 7.1) from which the volumes and average grades (arithmetic mean) have been determined. A lower grade cutoff of 0.5g/t and an upper cut of 50g/t has now been applied to the Parrot Feathers resource.

Resource blocks have been extrapolated halfway between drill holes and drill sections. With the exact continuity of the Parrot Feathers mineralized horizon down dip and between sections as described above, measured resource blocks have been extrapolated 45 metres past end drill holes and indicated blocks have been extrapolated a maximum of 90 metres past end drill holes. Indicated mineralization is assumed to be 40 metres north and south of the intersections in diamond drill hole LD001. Inferred blocks have been extrapolated down dip from the drill indicated blocks to a vertical depth of 600 metres and up dip halfway to the surface.

During the next quarter drilling of significantly mineralized zones between north Parrot Feathers and south of the Trial pit along the Eastern Structure will significantly increase the resource in the measured and indicated categories

2. KALPINI (P27/1260,P27/1261)

During the quarter the Company completed 6 RC percussion holes for a total of 536 metres. (Refer: Table 2B).

Drilling at Kalpini has revealed the presence of a high grade gold mineralised structures. The drilling programme including six reverse circulation drill holes KPRC001 to KPRC006 (to depths of 70 - 100 metres) was designed to show the presence and orientation of the gold mineralised shoots (Refer: Table 3B).

Previous drilling by Esso Exploration in 1985 – 1986 including percussion holes KAP1 – KAP3 appear to have targeted the main ore structure of the Kalpini mine (Atlas Shaft) and associated underground workings. The Kalpini mine was the major producer in the area reported to have produced 7,806 ounces of gold from 15,218 tonnes of ore at an average grade of 16.5g/t.

Drill holes KPRC001 – KPRC004 were therefore designed to intersect the main ore structure at Kalpini using the Esso grid azimuth of approximately 195 degrees. This hole orientation which is perpendicular to the line of workings trending to the north intersected significant gold mineralization in the four holes drilled. Drill hole KARC 2 intersected a 2 metre stope at 77 metres downhole (66 metres vertical from the surface) indicating significant depth to the underground workings and ore structure extent. Mine plans show the ore structure continuing in strike north and south of the Atlas shaft.

Drilling is planned next quarter to define a resource along this known structure and to explore for a repetition to the north of the Atlas shaft.

Drill holes KARC005 and KARC006 were drilled to confirm the intersection from previous drill hole KARC035 at Gambia South prospect (7m @ 10.44 g/t). KPRC005 was a twin hole of KARC035 drilling in the same direction whereas KPRC006 was drilled near perpendicular to KARC035 on the proposed Carrick Gold grid (Esso grid).

Both drill holes repeated the KARC035 intersection at approximately 44 metres downhole depth which will aid interpretation and future drilling planned to extend north toward the Camellia Open Pit. and south from this major intersection.

3. NICKEL PROSPECT (E27/318)

Diamond drill hole HHD001 was drilled 80 metres west of RC percussion hole HHRC002 to a depth of 544 metres (Refer: Table 2C) intersecting high magnesium basalt and felsic volcanic flows. The hole was primarily designed to test the high magnesium mafic stratigraphy for the presence of a komatiite in contact with a felsic volcanic sediment rock unit.

A spinifex textured unit of rock at 202 metres, deformation and alteration textures over the next 40 metres indicates the presence of a komatiite consistent with elevated chromium and magnesium geochemistry from 208 metres to 242 metres.

The komatiite flow unit from 202 – 242 metres downhole is in contact with a mafic unit or porphyritic basalt which is considered extrusive. However thin units of felsic volcanic rock occur segregating the rock into a mafic – felsic volcanic lithology down to a sediment contact at approximately 497 metres depth. Shearing is prominent near this contact with disseminated sulphides occurring before and after the contact and blebby pyrohitite – pyrite sulphides on the contact.

Interpretation by Carrick Gold indicates that massive nickel sulphides will be present if the komatiite (intersected at 202 meters) is in contact or is near to the contact of the felsic volcanic sediment intersected at 497 metres. This is likely to occur either north or south of the intersected sheared sulphidic contact because the komatiite flow will thicken at different locations along strike or at depth. Further exploration is therefore warranted and is proposed to test this contact.

Sampling of the drill core is planned focussing on the komatiite mafic rock unit and the sheared mafic – felsic volcanic sediment contact. Surface and downhole electromagnetic surveys are planned to determine the presence of massive sulphide mineralisation.

TABLE 2A
PARROT FEATHERS RC & DIAMOND DRILLING

Hole	East	North	RL	Depth	Azimuth	Dip
PFRC238	18499.418	48479.756	496.814	120	90	-70
PFRC239	18415.483	48479.846	497.292	19	90	-70
PFRC240	18414.645	48479.914	497.276	180	90	-70
PFRC241	18519.693	48470.161	496.658	100	90	-70
PFRC242	18459.514	48470.021	497.067	150	90	-70
PFRC243	18409.467	48470.174	497.467	180	90	-70
PFRC244	18499.423	48460.033	496.55	120	90	-70
PFRC245	18419.535	48459.995	497.421	180	90	-70
PFRC246	18519.39	48450.1	496.345	100	90	-70
PFRC247	18458.867	48450.049	496.949	150	90	-70
PFRC248	18519.827	48430.012	495.952	100	90	-70
PFRC249	18459.811	48430.068	496.957	150	90	-70
PFRC250	18499.331	48420.028	496.304	120	90	-70
PFRC251	18419.255	48420.101	497.813	180	90	-70
PFRC252	18519.693	48410.023	495.899	100	90	-70
PFRC253	18459.524	48409.974	497.436	150	90	-70
PFRC254	18519.551	48489.843	496.572	100	90	-70
PFRC255	18459.442	48490.132	497.163	150	90	-70
PFRC256	18447.966	48450.329	497.079	191	90	-70
PFRC257	18408.667	48451.123	497.569	228	90	-70
PFRC258	18437.758	48445.782	497.156	200	90	-70
LD006	18339.784	48480.143	498.415	284	90	-70
LD007	18339.463	48430.136	500.703	303.9	90	-70

TABLE 2B
KALPINI RC DRILLING (approximate)

Hole	East(local)	North(local)	RL	Depth	Azimuth	Dip
KPRC01	2225	4630	498	100	195	-60
KPRC02	2245	4630	498	100	195	-60
KPRC03	2195	4630	498	100	195	-60
KPRC04	2235	4536	498	96	195	-60
KPRC05	1340	4556	495	70	123.5	-60
KPRC06	1356	4530	495	70	195	-60

TABLE 2C
HALFWAY HILL DIAMOND DRILLING

Hole	East(amg)	North(amg)	RL	Depth	Azi	Dip
HHD001	372841.349	6632114.572	356.661	544	270	-60

TABLE 3A

PARROT FEATHERS SIGNIFICANT RESULTS

HOLE	INTERSECTION		
	Depth (m)	Width (m)	Grade g/t
PFRC238	92	4	4.65
		inc. 1m @ 11.74	
PFRC238	115	1	9.96
PRRC240	24	1	2.19
PRRC240	47	2	1.63
PRRC240	86	1	1.34
PRRC240	152	1	1.35
PRRC240	155	3	2.79
PRRC240	159	1	1.25
PFRC241	79	2	5.4
		inc. 1m @ 8.62	
PFRC242	18	2	3.43
PFRC242	128	1	16.51
PFRC243	18	1	1.05
PFRC243	48	2	1.06
PFRC243	83	1	2.42
PFRC243	157	1	1.01
PFRC244	51	1	6.82
PFRC244	107	4	1.08
PFRC245	80	2	0.9
PFRC245	142	1	2.12
PFRC245	150	1	1.46
PFRC245	152	3	1.42
PFRC246	78	3	2.02
PFRC246	99	1	1.23
PFRC247	14	2	1.43
PFRC247	120	1	102.45
PFRC247	127	1	13.7
PFRC248	95	2	1.48
PFRC249	11	1	3.04
PFRC249	122	5	2.68
PFRC250	96	2	2.5
PFRC250	103	1	2.13
PFRC250	120	1	27.8
PFRC251	36	2	1.4
PFRC251	139	2	2.05
PFRC251	144	5	1.66
PFRC251	152	1	2.6
PFRC252	80	1	10.8
PFRC252	89	1	1.5
PFRC252	93	3	1.32
PFRC253	116	2	1.71
PFRC253	121	1	1.23
PFRC253	123	1	1.86
PFRC254	79	2	3.91
PFRC255	27	1	2.72

TABLE 3A (cont.)
PARROT FEATHERS SIGNIFICANT RESULTS

HOLE	INTERSECTION Depth (m)	Width (m)	Grade g/t
PFRC255	121	3	4.28
PFRC255	138	1	1.84
PFRC256	1	1	1.06
PFRC256	79	1	2.79
PFRC256	134	4	2.02
PFRC257	46	1	3.3
PFRC257	154	5	4.04
PFRC257	160	1	1.17
PFRC258	139	2	1.09
PFRC258	142	2	1.38
LD006	191	1.5	1.68
LD006	223.1	1	2.02
LD006	256.9	0.52	2.03
LD007	203	1.7	1.4
LD007	212.9	0.5	1.2

TABLE 3B
KALPINI SIGNIFICANT RESULTS

HOLE	INTERSECTION Depth (m)	Width (m)	Grade g/t
KPRC01	25	1	2.44
KPRC01	28	2	1.83
KPRC01	41	1	4.76
KPRC01	60	1	0.62
KPRC01	62	4	3.55
KPRC02	38	1	0.52
KPRC02	73	1	1.21
KPRC02	77	2	STOPE
KPRC03	0	1	0.87
KPRC03	40	1	3.1
KPRC03	43	1	0.99
KPRC03	49	1	0.73
KPRC03	51	1	2.26
KPRC03	97	1	0.51
KPRC04	17	1	1
KPRC04	22	1	0.99
KPRC04	37	2	7.27
KPRC04	72	2	0.56
KPRC05	34	2	2.23
KPRC05	44	7 inc. 2m@32.0g/t	13.53
KPRC05	63	1	1.45
KPRC06	34	1	3.06
KPRC06	39	1	4.22
KPRC06	42	1	2.31
KPRC06	45	6 inc. 1m@34.2g/t	8.58

The information in this report which relates to exploration results, mineral resources or ore reserves Is based on information compiled by Peter Paterson who is a Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists with a minimum of five years experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the 'Australasian Code for Reporting of Exploration Results, Mineral Resources, and Ore Reserves. Mr. Paterson consents to the inclusion in the report of the matters based on his information in the form and context in which it appears. Mr. Paterson is an employee of Tarnwood Pty. Ltd. which consults to Carrick Gold Limited.

BEVAN JAGGARD
Company Secretary
CARRICK GOLD LIMITED

RECEIVED
2006 FEB -6 P 12:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

CARRICK GOLD LIMITED

ABN: 55 100 405 954

Quarter ended ("current quarter"): 31 DECEMBER 2005

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (6 months) $A'000
1.1	Receipts from product sales and related debtors	-	-
1.2	Payments for (ex GST) (a) exploration and evaluation	(436)	(800)
	(b) development	-	
	(c) production	-	
	(d) administration	(141)	(238)
1.3	Dividends received	-	
1.4	Interest and other items of a similar nature received	28	63
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Other: -	-	-
		-	-
	Net Operating Cash Flows	(549)	(975)
	Cash flows related to investing activities		
1.8	Payment for purchases of:		
	(a)prospects	-	-
	(b)equity investments	-	-
	(c) other fixed assets	-	-
			-
1.9	Proceeds from sale of: (a)prospects	-	-
	(b)equity investments	-	-
	(c)other fixed assets	-	-
1.10	Loans to other entities	-	-
1.11	Loans repaid by other entities	-	-
1.12	Other (provide details if material)		
		-	-
	Net investing cash flows		
1.13	Total operating and investing cash flows (carried forward)	(549)	(975)

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(549)	(975)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, net.	27	1,067
1.15	Proceeds from sale of forfeited shares		
1.16	Proceeds from borrowings	-	-
1.17	Repayment of borrowings	-	-
1.18	Dividends paid		
1.19	Other (provide details if material)		
	Net financing cash flows	27	1,067
	Net increase (decrease) in cash held	(522)	92
1.20	Cash at beginning of quarter/year to date	2,832	2,218
1.21	Exchange rate adjustments to item 1.20		
1.22	**Cash at end of quarter**	2,310	2,310

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	80
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

+ See chapter 19 for defined terms.

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities		
3.2	Credit standby arrangements		

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	200
4.2	Development	
	Total	200

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
5.1 Cash on hand and at bank	55	
5.2 Deposits at call	2,255	
5.3 Bank overdraft		
5.4 Other (provide details)		
Total: cash at end of quarter (item 1.22)	2,310	

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed				
6.2	Interests in mining tenements acquired or increased				

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*				
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	62,508,00	35,883,000		
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	133,000	133,000	20 cents	F/P
7.5	**+Convertible debt securities** *(description)*				
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				
7.7	**Options** *(description and conversion factor)*	28,992,000 2,000,000	15,812,500	*Exercise price* 20 cents 20 cents	*Expiry date* 31 Dec. 2006 30 Nov. 2006
7.8	Issued during quarter	2,000,000		50 cents	30 Nov. 2006
7.9	Exercised during quarter				
7.10	Expired during quarter				
7.11	**Debentures** *(totals only)*				
7.12	**Unsecured notes** *(totals only)*				

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does ~~/does not* (delete one)~~ give a true and fair view of the matters disclosed.

Sign here: Bevan Jaggard Date: 19 January 2006
Company secretary

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

+ See chapter 19 for defined terms.

RECEIVED
2006 FEB -6 P 12:33
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CARRICK GOLD LIMITED

ACN 100 405 954

Level 9, 37 St. George's Terrace, Perth, WA 6000
Tel: (08) 9225-5544 Fax: (08) 9225-5533

Companies Announcement Platform
Australian Stock Exchange

25 January 2006

CARRICK GOLD LIMITED SHARES TO LIST IN THE USA

As a result of a substantial level of interest emanating from the U.S.A. in the activities and shares of the Company and consequent upon an offer to the Company from the Bank of New York to sponsor a U.S. listing of its shares; the Board of Directors of Carrick has resolved to list the shares of Carrick Gold Limited in New York.

The shares will be listed by means of the issue of depositary receipts (ADRs) and the Company is currently preparing to file with the U.S. Securities and Exchange Commission (SEC). While no firm timeline is in place, the Company expects its SEC filing to be completed in the coming weeks to be followed shortly by the listing of its ADRs on the OTC market.

The Bank of New York (BNY) is the world's largest depositary bank representing 64% of all sponsored depositary receipt programmes and also provides a full-service stock transfer agency obviating the necessity for the Company to identify and enter into separate arrangements with a third party stock transfer agency.

BNY's depositary receipt clients include Anglogold Ashanti, ANZ Bank, Bank of Ireland, Allied Irish Banks, AXA, Barclays, British Sky Broadcasting, China Telecom, Harmony Gold Mining, Lihir Gold, National Australia Bank, Royal Bank of Scotland, Telecom New Zealand, Toyota Motor, and Vodafone Group.

BEVAN JAGGARD
Company Secretary
CARRICK GOLD LIMITED

Carrick Gold Limited was incorporated in May 2002 to acquire the core Carrick Vale tenements which are located within 50 kilometres of Kalgoorlie. The Company completed an IPO in January 2005 and was admitted to the Official List of the Australian Stock Exchange on 20th January 2005 (ASX code: CRK). By January 2006 the Company had increased its JORC compliant resource to 25.72 Million Tonnes @ 2.44 g/t for 2.01 million gold ounces.

CARRICK GOLD LIMITED

ACN 100 405 954

Level 9, 37 St. George's Terrace, Perth, WA 6000
G.P.O. Box 2567, Perth, WA 6001
Tel: (08) 9225-5544 Fax: (08) 9225-5533

Date: 25 November 2005

The Manager
Companies Announcement Platform
Australian Stock Exchange

Dear Sir,

RESULTS OF ANNUAL GENERAL MEETING 25 NOVEMBER 2005

We wish to advise that, at the annual general meeting of shareholders of Carrick Gold Limited held this morning at The New Esplanade Hotel, 18 The Esplanade, Perth WA 6000, all resolutions were carried unanimously.

Details of proxy votes

	TOTAL VOTES CAST	FOR	AGAINST	ABSTAIN
Re-election of Director:	39,773,720	39,773,720	0	0
Ratification of Share Issues:	39,773,720	39,740,220	33,500	0
Appointment of New Auditor:	39,773,720	39,773,720	0	0

Bevan Jaggard
Company Secretary
CARRICK GOLD LIMITED